GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

Our Ref: SO-009-2003/GHH

15th January, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Fir
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Ladies and Gentlemen:

Re: Grand Hotel Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3408

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Grand Hotel Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on 29th December, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (001-852) 2879-0111 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed stamped envelope.

../2

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Facsimile (852) 2868 6086
Telephone (852) 2879 0111

a member of Hang Lung Group
恒隆集團成員

Thank you for your attention.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Company Secretary

Encl.
EL/rh

File No. 82-3408

03 JAN 27

Annex A to Letter to the SEC
dated 15th January, 2003 of
Grand Hotel Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption has been granted.

Description of Document	**Check if Enclosed**
Title : Monthly Return on Movement of Listed Equity Securities Date : as of 31st January, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Notification of Meeting of Board of Directors at which: (i) an interim dividend is declared; or (ii) a recommendation to do so is made; or (iii) any announcement relating to profits or losses is to be approved for publication Date : as of 19th February, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Monthly Return on Movement of Listed Equity Securities Date : as of 28th February, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Half-Year Results Announcement Form Date : as of 1st March, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Enclosing soft copy of Preliminary Announcement of Interim Results Date : as of 4th March, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Notification of Closure of Books Date : as of 4th March, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓

Title : Press Announcement of Interim Results
Date : as of 4th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Confirmation of No Subsequent Alteration on Announcement of Interim Results
Date : as of 5th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Publication of Financial Information (relating to Interim Results) on Stock Exchange's website
Date : as of 21st March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of both languages of Interim Report
Date : as of 27th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of 2001/2002 Interim Report
Date : for the half year ended 31st December, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : 2001/2002 Interim Report
Date : for the half year ended 31st December, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th April, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st May, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th June, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Meeting of Board of Directors at which:
(i) a final dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date : as of 29th July, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st July, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Final Results Announcement Form
Date : as of 28th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Acquisition of Interests by Hang Lung Properties Limited, etc.
Date : as of 28th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Closure of Books
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Acquisition of Interests by Hang Lung Properties Limited, etc.
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement of Final Results
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Cash Offer for all the Shares by Hang Lung Properties Limited, etc.
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Cash Offer for all the Shares by Hang Lung Properties Limited, etc.
Date : as of 30th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Appointment of Independent Financial Advisers
Date : as of 6th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Confirmation of No Subsequent Alteration on Announcement of Final Results
Date : as of 17th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Publication of Financial Information (relating to Annual Results) on Stock Exchange's website
Date : as of 18th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Notices of Annual General Meeting
Date : as of 8th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement of Notices of Annual General Meeting
Date : as of 9th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Composite Offer Document
Date : as of 12th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Composite Offer Document
Date : as of 15th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Notice of Annual General Meeting
Date : as of 15th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notice of Annual General Meeting
Date : as of 8th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of 2001/02 Annual Report
Date : as of 15th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : 2001/2002 Annual Report, Audited Accounts and Auditors' Report
Date : for the year ended 30th June, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Despatch of the Composite Document
Date : as of 15th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Despatch of the Composite Document
Date : as of 16th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Extension of Offer Period
Date : as of 5th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Extension of Offer Period
Date : as of 6th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Further Extension of Offer Period
Date : as of 19th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Further Extension of Offer Period
Date : as of 20th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Year 2002 Annual Return
Date : 25th November, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Application for Withdrawal of Listing
Date : as of 3rd December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Closure of Unconditional Mandatory Cash Offers, Compulsory Acquisition of the outstanding shares, Closure of Register of Members, Suspension and Withdrawal of listing of shares
Date : as of 3rd December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Closure of Unconditional Mandatory Cash Offers, Compulsory Acquisition of the outstanding shares, Closure of Register of Members, Suspension and Withdrawal of listing of shares
Date : as of 4th December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Director's/Chief Executive's Notice
Date : as of 4th December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

FORM I

,nthly Return On Movement of Listed Equity Securities
or the month ended 31st January, 2002

03 JAN 27 AM 7:21

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 1st February, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify :
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date):)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ Subscription price: HK$ ______ 2.________ Subscription price: HK$ ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ________________________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

02 JUN 27 AM 7:21

Our Ref: SO-032-2002/GHHL

19th February, 2002

Listing Division,
The Stock Exchange of
Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Interim Results
For Six Months Ended 31st December, 2001

Please be informed that a Board Meeting of our Company will be held on Friday, 1st March, 2002 at 9:30 a.m. to consider the results in respect of the first six months ended 31st December, 2001 and the payment of interim dividends for the year ending 30th June, 2002. You will be notified of the results and decisions as soon as possible after the meeting.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

L

Robin Ching
Secretary

RsC/el

FORM I

ınthly Return On Movement of Listed Equity Securities
·or the month ended 28th February, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 5th March, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify :
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~[illegible]~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date):)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

‹etails of Movement :

please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ______ 2.______ *Subscription price:* *HK$* ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Remarks : ____________________

Authorised Signatory:

Name : Esther S.M. Li
Title : Assistant Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

Your Ref: ACK25888/2002
Our Ref : SO-040-2002/GHH

1st March, 2002

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By Fax & By Hand
(fax no.2523-1254)

Attn: Ms. Jane Shum

Dear Sirs,

Re: Interim Dividend For Six Months Ended 31st December, 2001

Please be informed that at a Directors' Meeting of the Company held on 1st March, 2002, the board has resolved to declare the interim dividends of 1.5 cents per 'A' share and 0.15 cent per 'B' share, both of which to be paid on 28th March, 2002 to shareholders registered as of 22nd March, 2002. The Registers of Members will be closed from Tuesday, 19th March, 2002 to Friday, 22nd March, 2002, both days inclusive.

As requested in your letter dated 20th February, 2002, we enclose herewith the completed Results Announcement Form for your attention.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Grand Hotel Holdings Limited (Name of Company/~~Representative Company~~) — No. of pages: 2

Robin Ching (Responsible Official) — 2879-0770 (Contact Telephone Number) — 1st March, 2002 Date

Name of listed company : GRAND HOTEL HOLDINGS LIMITED

Year end date : 30 / 06/ 02

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No (Note 1)

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☐ Neither N/A

Review of interim report (if applicable) by
☒ Audit committee
☐ Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from 1/7/01 to 31/12/01 (HK$) million	(~~Audited~~/Unaudited*) Last Corresponding Period from 1/7/00 to 31/12/00 (HK$) million
Turnover (Note I)	:	118.9	143.9
Profit/(~~Loss~~) from Operations (Note III)	:	14.1	42.4
Finance cost	:	(-)	(-)
Share of Profit / (Loss) of Associates	:	-	-
Share of ~~Profit~~ / (Loss) of Jointly Controlled Entities	:	(0.8)	(1.3)
Profit / (~~Loss~~) after Taxation & MI	:	12.5	28.1
% Change over Last Period	:	-55.5 %	
EPS / (~~LPS~~) - Basic (Note 2) 'A' share	:	1.83¢	4.12¢
EPS / (~~LPS~~) - Basic (Note 2) 'B' share	:	0.18¢	0.41¢
- Diluted	:	N/A	N/A
Extraordinary ("ETD") Gain / (Loss)	:	-	-
Profit / (~~Loss~~) after ETD Items	:	12.5	28.1
Interim / ~~Final~~* Dividend per Share 'A' share	:	1.5¢	1.5¢
Interim / ~~Final~~* Dividend per Share 'B' share	:	0.15¢	0.15¢
(specify if with other options)	:	Nil	Nil

B / C Dates for Interim / ~~Final~~* Dividend : 19/3/02 to 22/3/02 bdi.

Payable Date : 28/3/02

B / C Dates for (______) General Meeting : N/A to ______ bdi.

Other Distribution for Current Period : Nil

B / C Date for Other Distribution : N/A to ______ bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Signature : [signature]
Name : Robin Ching
Title : Secretary

Grand Hotel Holdings Limited

Notes

1. Turnover excludes interest income, comparative figures have been restated accordingly.

2. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$12.5 million (2000: HK$28.1 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the period.

Our Ref: SO-043-2002/HLGL

4th March, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Group Limited
Hang Lung Properties Limited
Grand Hotel Holdings Limited
- Preliminary Announcement

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

/el

c.c. Roman Financial Press Ltd. (Attn. Mr. Aron Li)

Our Ref: SO-044-2002/HLGL

4th March, 2002

Listing Division,
The Stock Exchange of
Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Closure of Books**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

Please be informed that the Registers of Members of the above 3 companies will be closed from Tuesday, 19th March, 2002 to Friday, 22nd March, 2002, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post, Hong Kong Economic Journal and Hong Kong Economic Times.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

RsC/el

Our Ref: SO-045-2002/HLGL

4th March, 2002

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Jane Shum

Dear Sirs,

Re: Press Announcement in respect of Interim Results

Further to our letters dated 1st March, 2002, we have pleasure in enclosing herewith the original form and seven copies of our press announcement in respect of interim results for Hang Lung Group Limited, Hang Lung Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in South China Morning Post, Hong Kong Economic Journal and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

Our Ref: SO-068-2002/GHHL

21st March, 2002

E-Business & Information Services,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By fax (2877-6987)
And by mail

Dear Sirs,

Re: Grand Hotel Holdings Limited (the "Company")
Publication of financial information
for the interim period ended 31st December, 2001

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any query, please contact the undersigned on telephone no. 2879-0370.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2001 (unaudited)

恒隆集團有限公司 HANG LUNG GROUP LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001 (UNAUDITED)

	Note	2001 HK$Million	2000 HK$Million
Turnover	2	1,615.0	4,194.1
Other revenue	3	81.7	171.0
Direct costs and operating expenses		(766.5)	(3,017.0)
Administrative expenses		(71.1)	(68.5)
Profit from operations before finance costs		859.1	1,279.6
Finance costs	4	(181.0)	(298.4)
Operating profit		678.1	981.2
Share of results of jointly controlled entities		14.2	32.3
Profit before taxation	2&4	692.3	1,013.5
Taxation	5	(64.4)	(124.0)
Profit after taxation		627.9	889.5
Minority interests		(327.5)	(396.1)
Net profit attributable to shareholders		300.4	493.4
Interim dividend at 12¢ (2000: 12¢) per share		158.8	158.7
Earnings per share	6	22.7¢	37.3¢

Notes:

1. The interim results have not been audited.

2. Segment information

	Turnover 2001 HK$Million	Turnover 2000 HK$Million	Profit before taxation 2001 HK$Million	Profit before taxation 2000 HK$Million
(a) Business segment				
Property sales	413.6	3,041.6	66.0	367.6
Property leasing	1,071.4	993.1	798.4	751.7
Hotel owning and management	118.4	142.9	20.9	46.5
Other operations	11.6	16.5	(16.5)	30.3
	1,615.0	4,194.1	868.8	1,196.1
Interest income			61.4	152.0
Administrative expenses			(71.1)	(68.5)
Finance costs			(181.0)	(298.4)
			678.1	981.2
Share of results of jointly controlled entities			14.2	32.3
			692.3	1,013.5
(b) Geographical segment				
Group				
— Hong Kong	1,394.9	4,092.7	779.4	1,171.3
— Mainland China	220.1	101.4	89.4	24.8
	1,615.0	4,194.1	868.8	1,196.1
Interest income			61.4	152.0
Administrative expenses			(71.1)	(68.5)
Finance costs			(181.0)	(298.4)
			678.1	981.2
Share of results of jointly controlled entities			14.2	32.3
			692.3	1,013.5

For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with current period's classification.

	2001 HK$Million	2000 HK$Million
3. Other revenue		
Interest income	61.4	152.0
Dividend income from listed investments	18.9	3.4
Profit on disposal of listed investments	1.4	15.6
	81.7	171.0
4. Profit before taxation is arrived at after charging:		
Finance costs		
Interest on borrowings	283.2	368.2
Other ancillary borrowing costs	14.7	19.3
Total borrowing costs	297.9	387.5
Less: Borrowing costs capitalised	(116.9)	(89.1)
	181.0	298.4
Cost of inventories	134.5	2,091.7
Depreciation	28.7	25.6
Unrealised loss on listed investments	36.2	—

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period.

	2001 HK$Million	2000 HK$Million
Group		
— Hong Kong	61.8	118.8
Jointly controlled entities		
— Hong Kong	2.6	5.2
	64.4	124.0

6. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$300.4 million (2000: HK$493.4 million) and the weighted average number of 1,322.7 million (2000: 1,322.9 million) shares in issue during the period.

No diluted earnings per share is presented for both periods as the Company's share options did not give rise to any dilution.

恒隆地產有限公司 HANG LUNG PROPERTIES LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001 (UNAUDITED)

	Note	2001 HK$Million	2000 HK$Million
Turnover	2	1,242.6	1,604.6
Other revenue		55.6	142.7
Direct costs and operating expenses		(441.8)	(616.1)
Administrative expenses		(39.5)	(42.9)
Profit from operations before finance costs		816.9	1,088.3
Finance costs	3	(116.5)	(155.3)
Operating profit		700.4	933.0
Share of results of jointly controlled entities		29.2	21.4
Profit before taxation	2&3	729.6	954.4
Taxation	4	(61.7)	(99.9)
Profit after taxation		667.9	854.5
Minority interests		(9.9)	—
		658.0	854.5
Preference dividend	5	(24.1)	(24.1)
Net profit attributable to ordinary shareholders		633.9	830.4
Interim dividend at 11¢ (2000: 11¢) per ordinary share		317.8	318.0
Earnings per ordinary share	6	21.9¢	28.7¢

Notes:

1. The interim results have not been audited.

2. Segment information

	Turnover 2001 HK$Million	Turnover 2000 HK$Million	Profit before taxation 2001 HK$Million	Profit before taxation 2000 HK$Million
(a) Business segment				
Property leasing	936.8	866.7	717.1	678.8
Property sales	305.8	737.9	83.7	309.7
	1,242.6	1,604.6	800.8	988.5
Interest income			55.6	142.7
Administrative expenses			(39.5)	(42.9)
Finance costs			(116.5)	(155.3)
			700.4	933.0
Share of results of jointly controlled entities			29.2	21.4
			729.6	954.4
(b) Geographical segment				
Group				
— Hong Kong	1,154.8	1,604.6	753.7	988.5
— Mainland China	87.8	—	47.1	—
	1,242.6	1,604.6	800.8	988.5
Jointly controlled entities				
— Hong Kong			15.4	12.4
— Mainland China			13.8	9.0
			830.0	1,009.9
Interest income			55.6	142.7
Administrative expenses			(39.5)	(42.9)
Finance costs			(116.5)	(155.3)
			729.6	954.4

For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with current period's classification.

	2001 HK$Million	2000 HK$Million
3. Profit before taxation is arrived at after charging/(crediting):		
Finance costs		
Interest on borrowings	224.5	231.0
Other ancillary borrowing costs	8.9	13.4
Total borrowing costs	233.4	244.4
Less: Borrowing costs capitalised	(116.9)	(89.1)
	116.5	155.3
Depreciation	14.7	14.2
Interest income	(55.6)	(142.7)

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2001 HK$Million	2000 HK$Million
Group		
— Hong Kong	59.5	98.1
Jointly controlled entities		
— Hong Kong	2.2	1.8
	61.7	99.9

5. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2001.

6. The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$633.9 million (2000: HK$830.4 million) and the weighted average number of 2,890.3 million (2000: 2,891.1 million) ordinary shares in issue during the period.

No diluted earnings per ordinary share is presented for both periods as the Company's convertible cumulative preference shares did not give rise to any dilution.

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001 (UNAUDITED)

	Note	2001 HK$Million	2000 HK$Million
Turnover	3	118.9	143.9
Cost of sales		(103.2)	(102.8)
Gross profit		15.7	41.1
Other revenue		7.0	10.6
Administrative expenses		(8.6)	(9.3)
Profit from operations	4	14.1	42.4
Share of results of jointly controlled entities		(0.8)	(1.3)
Profit before taxation		13.3	41.1
Taxation	5	(0.8)	(13.0)
Net profit attributable to shareholders		12.5	28.1
Interim dividend			
'A' shares: 1.5¢ (2000: 1.5¢) per share		9.3	9.3
'B' shares: 0.15¢ (2000: 0.15¢) per share		0.9	0.9
		10.2	10.2
Earnings per share	6		
'A' share		1.83¢	4.12¢
'B' share		0.18¢	0.41¢

Notes:

1. The interim results have not been audited.

2. Segment information

   As the Group's principal business is the operation of hotels and the majority of these activities during the period were carried out in Hong Kong, an analysis of the Group's turnover and profit by business and geographical segment has not been provided.

3. Turnover

   Turnover excludes interest income, comparative figure has been restated accordingly.

4. Profit from operations is arrived at after charging/(crediting):

	2001 HK$Million	2000 HK$Million
Cost of inventories	7.8	8.7
Depreciation	7.4	7.4
Interest income	(1.8)	(5.2)
Management fee income	(5.2)	(5.4)

   Interest income is now presented as other revenue for the current period and comparative figure has been restated accordingly.

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities.

6. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$12.5 million (2000: HK$28.1 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the period.

2

MANAGEMENT DISCUSSION AND ANALYSIS

Name Change

At the extraordinary general meeting of the Company held on 18 December 2001, the Special Resolution regarding the change of name of the Company from "Hang Lung Development Company, Limited" to "Hang Lung Group Limited" was passed by the shareholders. The change of name is to reflect what is already known about the Group by the public. It also enables the investors to have an easy recognition of the Company as a Group and enhances the Company's corporate image.

Results and Dividend

In the six months ended 31 December 2001, turnover decreased by 61.5% to HK$1,615 million due to reduced property sales. Property sales for the period primarily related to the sale of 17 units of Garden Terrace compared to 555 units of Baycrest and 35 units of Garden Terrace sold during the previous period.

Finance costs decreased by 39.3% to HK$181 million as interest rates on bank borrowings dropped during the period, coupled with an increase in interest capitalised to projects under development.

Net profit decreased by 39.1% to HK$300.4 million and earnings per share decreased by 39.1% to 22.7 cents.

Your Board declares an interim dividend of 12 cents per share payable on 28 March 2002 to shareholders of record on 22 March 2002, the same as that paid a year ago.

Business Review

The property industry went through a very challenging period. Apartment prices hardly moved as transaction volumes increased somewhat. On the leasing front, office rental fell by 10–15% in the six months under review, and that for high end residential remained weak, while retail space fared slightly better.

Fortunately, rents in Shanghai had so far held up well. Our two shopping centers — The Grand Gateway and Plaza 66 — as well as the office tower at the latter location had all performed well.

On the property development front, The Harbourside, our Airport Railway Kowloon Station Package Four Development project, is scheduled for sale either in late 2002 or early 2003 while New Haven, our Sha Tsui Road property in Tsuen Wan, is scheduled for sale in the second quarter of 2002. Construction of the Hing Wah Street West and Hoi Fai Road projects is progressing well and the former should be available for sale in the second half of 2002.

Profit before taxation from the Group's hotel operations decreased 55.1% to HK$20.9 million during the period under review due to lower room rates. All our hotels continued to exceed the industry average occupancy level of 79%, but at the expense of room rates which was reduced by 16%. Occupancy rate at Grand Plaza Hotel was 86%, at Grand Tower Hotel 87% and at The Wesley 94%. Occupancy level at our Grand Plaza Apartments for the period under review was 92%.

Finance

The Group's consolidated net debt at 31 December 2001, being bank borrowings less cash and bank deposits, amounted to HK$8,940.2 million compared to net debt of HK$8,132.8 million at 30 June 2001. The increase was mainly caused by capital expenditures on the Group's property development projects. In October 2001, the Group concluded a HK$1 billion four-year syndicated loan with 7 leading local-based banks. The syndication reflected the strong credit rating of the Group and the confidence of the banking community in the Group's financial strength.

Outlook

In the longer run, rental contributions from the Shanghai projects should increase. What eventually may help profit will be sales of Hong Kong apartments which have low land cost relative to our competitors.

Given this environment, full year profit is likely to be lower than that of last year, but we look forward to marginally better days ahead — perhaps as early as 2003.

PUBLICATION OF RESULTS ANNOUNCEMENT

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, *www.hanglung.com.*

BOOK CLOSE DATES

Book close dates (both days inclusive)	19 March 2002 to 22 March 2002
Latest time to lodge transfers	4:00 p.m. on 18 March 2002
Interim dividend payment date	28 March 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Name Change

At the extraordinary general meeting of the Company held on 18 December 2001, the Special Resolution regarding the change of name of the Company from "Amoy Properties Limited" to "Hang Lung Properties Limited" was passed by the shareholders. The change of name is to reflect changes in the underlying business of the Company and management believes that it is to shareholders' benefit to capitalize on the goodwill associated with the longstanding and highly recognized name of Hang Lung.

Results and Dividend

In the six months ended 31 December 2001, turnover decreased by 22.6% to HK$1,242.6 million primarily due to the decrease in property sales as only 17 residential units of Garden Terrace were sold during the period compared to 35 units for the corresponding period last year.

Finance costs decreased by 25% toHK$116.5 million as interest rates on bank borrowings dropped during the period, coupled with an increase n interest capitalised to projects under development.

Net profit attributable to ordinary shareholders fell 23.7% to HK$633.9 million. Earnings per ordinary share decreased by 23.7% to 21.9 cents

Your Board declares an interim dividend of 11 cents per ordinary share payable on 28 March 2002 to ordinary shareholders of record on22 March 2002, the same as that paid last year.

Business Review

Rental income and profit from our long Kong leasing operations were both at about the same levels as the year before, with overall occupancyate at over 92% for our properties. Offices and high end residential have suffered more than retail malls. Sine our two Shanghai projects — The Grand Gateway and Plaza 66 — are now contributing, total rental incore has risen.

Our residential project at Stubbs bad, The Summit received its occupation permit in January 2002 and leasing activity should commence i the first quarter of 2002.

On the property development frontThe Harbourside, our Airport Railway Kowloon Station Package Four Development project, is scheduled ir sale either in late 2002 or early 2003. Construction of the Hing Wah Street West and Hoi Fai Road projec is both progressing well and the former should be available for sale in the second half of 2002.

Finance

The Group's consolidated net debt at1 December 2001, being bank borrowings less cash and bank deposits, amounted to HK$6,307 million comired to net debt of HK$5,227.6 million at 30 June 2001. The increase was mainly due to capital expenditus on the Group's property development projects.

Outlook

We are well positioned in the best gment of the property business as we own some of the best in town residential land at very competitive ices. Office and high end apartment rental will remain weak for some time to come. The only bright spot ithe leasing front comes from Shanghai.

Since there will not be much propertsales activities beyond Garden Terrace until the second half of 2002, profit for the full year is expected tonderperform that of the twelve months before.

PUBLICATION OF RESULTS ANNOUNCEMENT

A detailed results announcement ccaining all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governingie Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published the Exchange's website in due course. It is also available on Hang Lung Group's website, *www.hanglucom.*

BOOK CLOSE DATES

Book close dates (both days inclusiv	19 March 2002 to 22 March 2002
Latest time to lodge transfers	4:00 p.m. on 18 March 2002
Interim ordinary dividend payment e	28 March 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

3

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividends

In the six months ended 31 December 2001, turnover decreased 17.4% to HK$118.9 million due to lower room rates. Since operating expenses have been maintained at the same level as the previous period, this decrease in turnover is reflected in profit before tax which amounted to HK$13.3 million compared to the previous year's HK$41.1 million. Net profit attributable to shareholders decreased 55.5% to HK$12.5 million.

Your Board resolved to pay interim dividends of 1.5 cents per 'A' share and 0.15 cent per 'B' share payable on 28 March 2002 to shareholders of record on 22 March 2002, the same as that paid last year.

Hotel Operations

Visitor arrivals, although increased marginally by 3% over last year, did nothing to improve the operating environment. The increase in visitor arrivals from Mainland China in fact exerted further downward pressure on room rates and occupancies as these travellers were of lower financial means whose presence in Hong Kong was motivated by aggressive pricing achieved by a combination of shorter tour duration and lower accommodation cost.

All our hotels continued to exceed the industry average occupancy level of 79%, but at the expense of room rates which was reduced by 16%. Occupancy rate at Grand Plaza Hotel was 86%, at Grand Tower Hotel 87% and at The Wesley 94%.

Occupancy level at our Grand Plaza Apartments for the period under review was 92%.

Finance

During the period, the Group's debt-free position remained unchanged. At 31 December 2001, its net cash balance amounted to HK$119 million against net cash balance of HK$116.3 million at 30 June 2001.

Outlook

Mainland arrivals are now dominating the market and the thin profit margin from this sector is unlikely to create new impetus to the industry. Despite such difficult circumstances, the Company will endeavour to remain profitable.

PUBLICATION OF RESULTS ANNOUNCEMENT

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, *www.hanglung.com*.

BOOK CLOSE DATES

Book close dates (both days inclusive)	19 March 2002 to 22 March 2002
Latest time to lodge transfers	4:00 p.m. on 18 March 2002
Interim dividend payment date	28 March 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

4

HKEx 香港交易所

4 March 2002

Grand Hotel Holdings Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX & MAIL
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Grand Hotel Holdings Limited (the "Company")

Based on the result announcement form dated 1 March 2002 of the Company, the following information has been announced: -

Entitlement : Int Div $0.015 per A share and Int Div $0.0015 per B share.

Book closing dates: 19/03/2002 to 22/03/2002, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the teletext system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

Eric Lam
Officer
E-Business & Information Services

For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Secretary

Authorized Representative
Name: Robin S.W. Ching
Date: 5th March, 2002

03 JUN 27 AM 7:21

Our Ref: SO-074-2002/HLGL

27th March, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: Hang Lung Group Limited
Hang Lung Properties Limited
Grand Hotel Holdings Limited
- Waiver from the requirement to issue the
Interim Reports in both English and Chinese Languages

We refer to the waiver granted by you from the requirements that the Interim Reports of the above 3 companies be issued in both English and Chinese languages to be sent to the members and securities holders, and also our announcement made on 6th August, 2001. Pursuant to Paragraph 5 referred to in the said announcement, we have pleasure in enclosing herewith a soft copy of both languages of the Interim Report of each of Hang Lung Group Limited, Hang Lung Properties Limited and Grand Hotel Holdings Limited for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st March, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd April, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~xxxxxxxxxxxxxx~~ ~~xxxxxxxxxxxxxxxxx~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ____________)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) **Details of Movement :**
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ____ 2.______ Subscription price: HK$ ____		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					==========

Remarks : ____________________

Authorised Signatory:

Name : Esther S.M. Li
Title : Assistant Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-089-2002/GHHL

15th April, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sirs,

Re: Grand Hotel Holdings Limited
<u>Interim Report 2001-2002</u>

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

格蘭酒店集團有限公司

GRAND HOTEL HOLDINGS LIMITED

Interim Report 2001-2002

Results and Dividend

In the six months ended 31 December 2001, turnover decreased by 17% or $25 million to $118.9 million. Since operating expenses remained at the same level as the period before, the decline in turnover was reflected in profit before tax which amounted to $13.3 million compared to the previous year's $41.1 million. Net profit attributable to shareholders fell 55.5% to $12.5 million.

Your board resolved to pay interim dividends of 1.5 cents per 'A' share and 0.15 cent per 'B' share on 28 March 2002 to shareholders of record on 22 March 2002.

Operations Review

The drop in turnover was due mainly to lower room rates. The severity of the problems facing the industry may not be obvious to the casual observer looking at certain statistics. Visitor arrival, for example rose marginally by 3% from the previous period, and by 5.1% for the full year of 2001 to a record high of 13.7 million.

However, as explained in one of my previous reports, much of the increase comes from same day travellers, i.e those coming in through one form of transportation and leaving the same day through another. The average stay for those who do use hotels has steadily fallen. Visitors from the West who are usually more willing to spend on accommodations, have dropped in numbers. The effects of the September 11 tragedies are apparently not yet over.

Thanks to the combined efforts of the Hong Kong government and the Hong Kong Tourism Board, and with the help of Beijing, the biggest gain in tourist arrivals comes from the mainland of China. Some 500,000 or 23% more mainland visitors reached our city in the first six months of 2001 from the same period of a year before. Central government authorities have greatly increased the number of travellers allowed to enter Hong Kong. Visa requirements have been simplified, and new approvals have been given to a large number of domestic as well as Hong Kong travel agents to organize tour groups. Such services are now available to Chinese citizens from most major provinces in the mainland.

Operations Review (continued)

All that is good news to Hong Kong, at least to our retailers, for mainland tourists now rank among the biggest spenders. The one industry which hardly benefits from them is our own. They do not like to spend much money on accommodations, and their tour groups have tremendous bargaining power with hoteliers. As a result, room rates dropped while city-wide occupancy fell from 85% of a year ago to the present 79%. We maintained our number at 89% which is about the same as the year before. The cost: a drop of 16% in room charges.

Prospects

Our industry is at a critical stage. Unless some good news comes fast, many hoteliers will begin to operate at a loss. If so, then it will be the first time in decades.

In as much as tourists from the mainland are of little value to us due to thin profit margins, they are better than nothing. Yet, is it reasonable to expect the Chinese economy to keep rising after some 10 years of continuous growth in GDP?

The ultimate cure for our woes is the return of western tourists, either for business or for pleasure. The latest statistics give slight comfort in this regard but it is too early to tell. Even if true, the beneficial effects will not come soon enough or be significant enough to reverse the slide in profit for this full fiscal year.

On Behalf of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

Overview

Turnover for the period decreased by $25 million to $118.9 million, a decrease of 17.4% due to lower room rates. Since operating expenses had been maintained at the same level as the previous period, this decrease in turnover was reflected in profit before tax which amounted to $13.3 million compared to the previous year's $41.1 million. Net profit attributable to shareholders decreased 55.5% to $12.5 million.

Hotel Operations

All our hotels continued to exceed the industry average occupancy level of 79%, but at the expense of room rates which was reduced by 16%. Occupancy rate at Grand Plaza Hotel was 86%, at Grand Tower Hotel 87% and at The Wesley 94%.

Occupancy level at our Grand Plaza Apartments for the period under review was 92%.

Finance

During the period, the Group's debt-free position remained unchanged. At 31 December 2001, its net cash balance amounted to $119 million against net cash balance of $116.3 million at 30 June 2001.

* * * * *

Interim Dividend and Closure of Registers of Members

The directors have declared an interim dividend of 1.5 cents (2000: 1.5 cents) per 'A' share and 0.15 cent (2000: 0.15 cent) per 'B' share for the 6 months ended 31 December 2001 payable on 28 March 2002 to shareholders whose names appear on the Registers of Members on 22 March 2002. The Registers of Members will be closed from 19 March 2002 to 22 March 2002, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 18 March 2002.

Purchase, Sale or Redemption of Listed Securities

During the accounting period, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities.

Compliance with the Code of Best Practice

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors' Interests in Shares

As at 31 December 2001, the interests of each director and their associates in the issued share capital of the Company and its associated corporations as recorded in the registers required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are set out on Table 2.

During the accounting period, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for equity or debt securities of the Company.

Substantial Shareholders' Interests in Shares

As at 31 December 2001, the interests of every person, other than directors of the Company, in the issued share capital of the Company as recorded in the registers required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance are set out on Table 1.

Table 1: Substantial Shareholders' Interests in Shares

	Number of Shares Held	
	'A' Shares	'B' Shares
Cole Limited	476,341,188(a)	438,082,800(a)
Hang Lung Group Limited	460,575,581(b)	417,686,735(b)
Prosperland Housing Limited	253,517,709(c)	353,953,435(c)
Hang Far Company Limited	121,328,515(c)	—(c)
Believecity Limited	63,695,484(c)	32,558,605(c)

Notes

(a) Cole Limited was deemed to be interested in 460,575,581 'A' shares and 417,686,735 'B' shares held by Hang Lung Group Limited and its subsidiaries, which number of shares were included in the above-mentioned number of 476,341,188 'A' shares and 438,082,800 'B' shares.

(b) Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 253,517,709 'A' shares and 353,953,435 'B' shares held by Prosperland Housing Limited, 121,328,515 'A' shares held by Hang Far Company Limited, 63,695,484 'A' shares and 32,558,605 'B' shares held by Believecity Limited, and 22,033,873 'A' shares and 31,174,695 'B' shares held by other subsidiaries.

(c) The 253,517,709 'A' shares and 353,953,435 'B' shares held by Prosperland Housing Limited, the 121,328,515 'A' shares held by Hang Far Company Limited, and the 63,695,484 'A' shares and 32,558,605 'B' shares held by Believecity Limited were included in the above-mentioned number of 460,575,581 'A' shares and 417,686,735 'B' shares held by Hang Lung Group Limited.

Table 2: Directors' Interests in Shares

The Company

	Class*	Number of Shares Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	A	—	—	—	15,765,607 (Note)
	B	—	—	—	20,396,065 (Note)
S.S. Yin		—	—	—	—
Nelson W.L. Yuen		—	—	—	—
Ronald J. Arculli	A	3,021	—	168,858	—
	B	3,515	—	196,470	—
Laura L.Y. Chen		—	—	—	—
H.K. Cheng		—	—	—	—
Robert S. Huthart		—	—	—	—
Terry S.Y. Ng		—	—	—	—

* A: 'A' Shares of $0.10 each B: 'B' Shares of $0.01 each

Hang Lung Group Limited

	Shares of $1.00 each Personal Interests	Family Interests	Corporate Interests	Other Interests	Share Options# Personal Interests
Ronnie C. Chan	—	—	—	339,034,580 (Note)	—
S.S. Yin	—	—	—	—	—
Nelson W.L. Yuen	—	—	—	—	2,500,000
Ronald J. Arculli	581,775	—	508,200	—	—
Laura L.Y. Chen	—	—	—	—	—
H.K. Cheng	—	—	—	—	—
Robert S. Huthart	—	—	—	—	—
Terry S.Y. Ng	—	—	—	—	1,250,000

not yet exercised

Table 2: Directors' Interests in Shares (Continued)

Hang Lung Properties Limited

	Ordinary Shares of $1.00 each			
	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	—	—	—	—
S.S. Yin	—	—	—	—
Nelson W.L. Yuen	—	—	—	—
Ronald J. Arculli	14,737	—	709,609	—
Laura L.Y. Chen	—	—	—	—
H.K. Cheng	—	—	—	—
Robert S. Huthart	—	—	—	—
Terry S.Y. Ng	—	—	—	—

Note

These shares were held by a trust of which associate of Mr. Ronnie C. Chan is a member of a wide class of discretionary objects.

CONSOLIDATED INCOME STATEMENT

For the six months ended 31 December 2001 (Unaudited)

	Note	**2001 HK$Million**	2000 HK$Million
Turnover	3	**118.9**	143.9
Cost of sales		**(103.2)**	(102.8)
Gross profit		**15.7**	41.1
Other revenue		**7.0**	10.6
Administrative expenses		**(8.6)**	(9.3)
Profit from operations	4	**14.1**	42.4
Share of results of jointly controlled entities		**(0.8)**	(1.3)
Profit before taxation		**13.3**	41.1
Taxation	5	**(0.8)**	(13.0)
Net profit attributable to shareholders		**12.5**	28.1
Interim dividend			
'A' shares : 1.5¢ (2000: 1.5¢) per share		**9.3**	9.3
'B' shares : 0.15¢ (2000: 0.15¢) per share		**0.9**	0.9
		10.2	10.2
Earnings per share	6		
'A' share		**1.83¢**	4.12¢
'B' share		**0.18¢**	0.41¢

No separate consolidated statement of recognised gains and losses has been prepared as the net profit for the period would be the only component of this statement.

The annexed notes form part of the interim financial statements.

CONSOLIDATED BALANCE SHEET

At 31 December 2001 (Unaudited)

	Note	**31/12/2001 HK$Million**	30/6/2001 HK$Million
ASSETS			
Non-current assets			
Fixed assets		**1,587.6**	1,593.2
Interest in jointly controlled entities		**2.7**	8.5
		1,590.3	1,601.7
Current assets			
Inventories		**3.6**	3.6
Debtors, deposits and prepayments	7	**14.1**	10.3
Cash and deposits with banks		**119.7**	118.8
		137.4	132.7
Current liabilities			
Bank overdrafts		**0.7**	2.5
Creditors and accrued expenses	8	**24.3**	28.5
Deposits received		**7.5**	9.1
Taxation	5	**19.5**	19.5
		52.0	59.6
Net current assets		**85.4**	73.1
Total assets less current liabilities		**1,675.7**	1,674.8
Non-current liabilities			
Deferred taxation		**0.6**	0.6
NET ASSETS		**1,675.1**	1,674.2
CAPITAL AND RESERVES			
Share capital		**68.2**	68.2
Reserves		**1,596.7**	1,594.4
Proposed dividend		**10.2**	11.6
Shareholders' funds		**1,675.1**	1,674.2

The annexed notes form part of the interim financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 December 2001 (Unaudited)

	2001 HK$Million	2000 HK$Million
Net cash inflow from operating activities	**10.0**	29.4
Net cash outflow from returns on investments and servicing of finance	**(4.7)**	(2.3)
Hong Kong profits tax paid	**(0.8)**	(0.1)
Net cash outflow from investing activities	**(1.8)**	(5.6)
Increase in cash and cash equivalents	**2.7**	21.4
Cash and cash equivalents at 1 July	**116.3**	158.7
Cash and cash equivalents at 31 December	**119.0**	180.1
Analysis of the balances of cash and cash equivalents		
Cash and deposits with banks	**119.7**	182.9
Bank overdrafts	**(0.7)**	(2.8)
	119.0	180.1

Notes

1. Basis of preparation

The interim financial statements are unaudited and have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" and Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited. The same accounting policies and methods of computation adopted in the annual financial statements for the year ended 30 June 2001 have been applied to the interim financial statements except the Group has adopted the new and revised SSAPs with effect from 1 July 2001 as described below.

(a) *Proposed dividend*

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividend declared or proposed after balance sheet date are not recognised as a liability at balance sheet date but recognised as a separate component of shareholders' funds. This change in accounting policy has been applied retrospectively so that the proposed final dividend amounting to HK$11.6 million previously recorded as a current liability as at 30 June 2001 has been restated, resulting an increase in shareholders' funds from HK$1,662.6 million to HK$1,674.2 million.

1. **Basis of preparation** (continued)

(b) *Goodwill/negative goodwill*

In prior years, goodwill/negative goodwill arising on consolidation of subsidiaries and jointly controlled entities, representing the excess/shortfall of the cost of the acquisition over the appropriate share of the fair value of the separable net assets at the date of acquisition, was taken to reserves in the year in which it arose. On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill/negative goodwill is included in calculating the profit or loss on disposal.

With effect from 1 July 2001, the Group adopted an accounting policy to recognise goodwill as an asset which is amortised on a straight-line basis over its estimated useful life and for negative goodwill to be recognised in the consolidated income statement in accordance with the provisions of SSAP 30 "Business combinations". On disposal of a subsidiary or jointly controlled entity, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement is included in the calculation of the profit or loss on disposal.

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill/negative goodwill that arose from acquisitions prior to 1 July 2001, which has been previously taken to reserves.

2. **Segment information**

As the Group's principal business is the operation of hotels and the majority of these activities during the period were carried out in Hong Kong, an analysis of the Group's turnover and profit by business and geographical segment has not been provided.

3. **Turnover**

Turnover excludes interest income, comparative figure has been restated accordingly.

4. **Profit from operations**

	2001 *HK$Million*	2000 *HK$Million*
Profit from operations is arrived at after charging / (crediting):		
Cost of inventories	**7.8**	8.7
Depreciation	**7.4**	7.4
Interest income	**(1.8)**	(5.2)
Management fee income	**(5.2)**	(5.4)

Interest income is now presented as other revenue for the current period and comparative figure has been restated accordingly.

5. **Taxation**

Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities.

The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the grounds of prudence.

6. **Earnings per share**

The calculation of earnings per share is based on the net profit attributable to shareholders of HK$12.5 million (2000: HK$28.1 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the period.

7. **Debtors, deposits and prepayments**

Included in debtors, deposits and prepayments are trade debtors with the following ageing analysis:

	31/12/2001 *HK$Million*	30/6/2001 *HK$Million*
Within 1 month	**6.3**	6.2
1 - 3 months	**4.3**	2.7
	10.6	8.9

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

8. **Creditors and accrued expenses**

Included in creditors and accrued expenses are trade creditors with the following ageing analysis:

	31/12/2001 *HK$Million*	30/6/2001 *HK$Million*
Within 1 month	**8.1**	8.1

9. **Commitments**

At 31 December 2001, capital commitments contracted but not provided for, amounted to HK$4.0 million (30/6/2001: HK$ Nil).

10. **Related party transactions**

During the period, the Group received management fees totalling HK$5.2 million (2000: HK$5.4 million) from a jointly controlled entity. The amount receivable by the Group is based on a fixed sum or at a percentage of gross revenue.

FORM I

onthly Return On Movement of Listed Equity Securities
or the month ended 30th April, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd May, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V   2. Preference shares :

3. Other classes of shares :   please specify : ____________

4. Warrants :   please specify : ____________

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Rxferxxxxxxxxxx xxxxxxxxxxxxxxx~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ________)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* ______ 2.______ *Subscription price: HK$* ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ____________________________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st May, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 4th June, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify : ____
4. Warrants : please specify : ____

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ Rxxxxxxxxxxxxx xxxxxxxxxxxxxxxxx	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ____)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

ɔ) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ *Subscription price:* *HK$* ______ 2.________ *Subscription price:* *HK$* ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ____________________________

Authorised Signatory:

Name : Esther S.M. Li
Title : Assistant Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 30th June, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC~~: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd July, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ____________)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Remarks : ______________________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-160-2002/GHHL

29th July, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Notification of Board Meeting

Please be informed that a Board Meeting of our Company will be held on Wednesday, 28th August, 2002 at 10:00 a.m. to consider the preliminary announcement of results for the year ended 30th June, 2002 and final dividends to be recommended to shareholders. You will be notified of the results and decision on dividends on that day.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

RsC/el

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st July, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 5th August, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V — 2. Preference shares :

3. Other classes of shares : — please specify : ______

4. Warrants : — please specify : ______

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ Rxcfxrxxxxshxxxsxx xxxxxxxxxxxxxxxxx	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ______)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ______ 2.______ Subscription price: HK$ ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ______________________

Authorised Signatory:

Name : Esther S.M. Li
Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

URGENT

Your Ref: ACK20660/2002
Our Ref : SO-179-2002/GHH

28th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

BY FAX & BY HAND
(Fax No.2523-1254)

Attn: Ms. Jane Shum

Dear Madam,

Re: Final Dividends for the year ended 30th June, 2002

Please be informed that at a Directors' Meeting of the Company held on 28th August, 2002, the board has resolved to recommend the final dividends of 1 cent per 'A' share and 0.10 cent per 'B' share to be paid on 29th November, 2002 to shareholders registered as of 4th October, 2002.

As requested in your letter dated 30th July, 2002, we enclose herewith a duly completed Announcement Form for your attention.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Facsimile (852) 2868 6086

Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

…RTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Grand Hotel Holdings Limited (Name of Company/~~Representative of Company~~)
No. of pages: 2

Robin Ching (Responsible Official)
2879-0370 (Contact Telephone Number)
28th August, 2002 Date

Name of listed company : GRAND HOTEL HOLDINGS LIMITED

Year end date : 30 / 06 / 02

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No (Note 1)

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☒ Unqualified ☐ N/A

Review of interim report (if applicable) by
☐ Audit committee
☐ Auditors N/A
☐ Neither of the above

		(Audited/~~Unaudited~~*) Current Period from 1/7/01 to 30/6/02 (HK$)'million		(Audited/~~Unaudited~~*) Last Corresponding Period from 1/7/00 to 30/6/01 (HK$) 'million	
Turnover (Note I)	:	224.4		271.9	
Profit/(~~Loss~~) from Operations (Note III)	:	19.6		73.8	
Finance cost	:	(-)		(-)	
Share of Profit / (Loss) of Associates	:	-		-	
Share of Profit / (Loss) of Jointly Controlled Entities	:	(0.6)		(0.1)	
Profit / (Loss) after Taxation & MI	:	18.2		33.0	
% Change over Last Period	:	-44.8% %			
EPS / (~~LPS~~) - Basic 'A' Share / 'B' Share (Note 2)	:	2.67¢ / 0.27¢		4.84¢ / 0.48¢	
- Diluted	:	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	-		-	
Profit / (~~Loss~~) after ETD Items	:	18.2		33.0	
~~Interim~~/ Final* Dividend per Share 'A' Share / 'B' Share	:	1¢ / 0.1¢		1.70¢ / 0.17¢	
(specify if with other options)	:	Nil		Nil	
B/C Dates for ~~Interim~~/ Final* Dividend	:	02/10/02	to	04/10/02	bdi.
Payable Date	:	29/11/02			
B/C Dates for (_____) General Meeting	:	N/A	to		bdi.
Other Distribution for Current Period	:	Nil			
B/C Date for Other Distribution	:	N/A	to		bdi.

* Please delete as appropriate.

Remarks (description or an explanatory note (Note IV))

For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Signature :
Name : Robin Ching
Title : Secretary

Grand Hotel Holdings Limited

Notes

1. For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

2. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$18.2 million (2001: HK$33.0 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the year.

Our Ref: SO-181-2002/HLGL

28th August, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement
- Hang Lung Group Ltd/Hang Lung Properties Ltd/Grand Hotel Holdings Ltd

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 28th August, 2002 at 9:45 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 29th August, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

Our Ref: SO-184-2002/GHHL

29th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum

Dear Madam,

Re: **Grand Hotel Holdings Limited**
- Closure of Books

Please be informed that the Register of Members of A and B shares of the company will be closed from Wednesday, 2nd October, 2002 to Friday, 4th October, 2002, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post and Hong Kong Economic Times.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Esther Li
Assistant Company Secretary

/el

Our Ref: SO-186-2002/HLGL

29th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- **Hang Lung Group Limited**
- **Hang Lung Properties Limited**
- **Grand Hotel Holdings Limited**

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 3 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

(I) Proposed acquisition of interests in 460,575,581 A Shares and 417,686,735 B Shares in GHH by HLP
(II) Connected transactions
(III) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)
(IV) Proposed privatisation of GHH

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM Securities

HLG, HLP, the Assignor and the Assignee entered into a conditional sale and purchase agreement dated 28th August, 2002 pursuant to which, inter alia, HLP agreed to purchase, or procure to purchase, from HLG or its wholly-owned subsidiaries, their entire interests in 460,575,581 A Shares and 417,686,735 B Shares at approximately HK$847.4 million in aggregate for the A Shares and approximately HK$76.8 million in aggregate for the B Shares, totalling approximately HK$924.3 million. Such consideration is calculated based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively. Completion of the Acquisitions is conditional on a number of conditions as set out below under the section headed "Conditions of the S&P Agreement".

Pursuant to Rule 26.1 of the Takeovers Code, upon Completion, Platinum will, on behalf of the Purchaser, make an unconditional general offer for each class of the A Shares and B Shares in issue which are not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it. Details of the Offers will be announced in a separate announcement in due course.

The purchase price of HK$1.84 per A Share and HK$0.184 per B Share represents a premium of approximately 116.47% and 113.95% respectively over the closing price of HK$0.85 per A Share and HK$0.086 per B Share respectively as quoted on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange.

The making of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement takes place, which is subject to various conditions to be fulfilled. The Offers accordingly may or may not proceed.

HLG is the holding company of HLP, holding approximately 61.06% of its issued share capital. The Acquisitions accordingly constitute connected transactions for each of HLP and HLG. Accordingly, the Acquisitions are subject to, among other conditions, the approval of the independent shareholders of each of HLP and HLG. An extraordinary general meeting of each of HLP and HLG will be convened at which resolutions will be proposed to approve the Acquisitions. An independent board committee of each of HLG and HLP, where available, will be formed to consider the Acquisitions and to make its recommendation to the independent shareholders of HLG and HLP respectively. A circular containing, among other things, the terms of the S&P Agreement, the recommendation of the independent board committee, where applicable, and the advice of the independent financial adviser in relation to the Acquisitions, together with the notice of extraordinary general meeting for each of HLG and HLP, will be sent to the respective shareholders of HLG and HLP as soon as practicable.

In the event that the Offers are made on behalf of the Purchaser after Completion and, upon closing of the Offers, not less than 90% in value of each class of the disinterested A Shares and the disinterested B Shares for which the Offers are made have been acquired by the Purchaser, the Purchaser will avail itself of the compulsory acquisition provisions of the Companies Ordinance and an application will be made for the withdrawal of the listing of the Shares on the Stock Exchange.

At the request of HLG, HLP and GHH, trading in their respective shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the release of this announcement. Application has been made for the resumption of trading in the shares of each of HLG and HLP with effect from 9:30 a.m. on 29th August, 2002. The shares of GHH will remain suspended pending further announcement on the Offers.

THE S&P AGREEMENT

Date

28th August, 2002

Parties

(1) HLG, as vendor

(2) HLP, as purchaser

(3) the Assignor, as assignor of the Shareholders' Loans

(4) the Assignee, as assignee of the Shareholders' Loans

Interests to be acquired

Under the S&P Agreement, HLP has agreed to purchase (or procure the purchase by its designated wholly owned subsidiary or subsidiaries of):-

(a) 332,047,066 A Shares and 417,686,735 B Shares; and

(b) the entire issued share capital of, and the Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, two special purpose wholly-owned subsidiaries of HLG holding 128,528,515 A Shares in aggregate.

The above shares to be acquired represent an ultimate interest in 460,575,581 A Shares and 417,686,735 B Shares, currently and entirely owned by HLG indirectly through its wholly-owned subsidiaries, constituting an interest in approximately 74.09% and 69.61% of the A Shares and B Shares respectively in issue as at the date of this announcement.

Purchase price

Approximately HK$924.3 million in aggregate, based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively, which will be payable in cash upon Completion. The purchase price was determined with reference to the consolidated net asset value of the Group and adjusted with reference to the valuations of the Grand Tower Hotel and the Grand Plaza Hotel and Grand Plaza Apartments and an independent valuation of the management contract for The Wesley.

The directors of HLP are of the view that since the Acquisitions are connected transactions with its parent company and the transactions contemplated under the Acquisitions are subject to the approval of the independent shareholders of HLG and HLP respectively, it would be necessary and prudent to determine a purchase price that is fair and reasonable to both HLG and HLP with no deep discount or high premium to the net asset value of GHH.

Basis for the Consideration

The consideration and other terms of the S&P Agreement were negotiated on an arm's length basis and based on normal commercial terms. The consideration payable was determined by reference to:-

(a) in respect of the 332,047,066 A Shares and the 417,686,735 B Shares, the consolidated net asset value of the Group as shown in the latest audited accounts of the Group of approximately HK$1,673.5 million as at 30th June, 2002, adjusted by reference to the valuations of the properties of the Group as at 28th August, 2002 by Chesterton Petty Ltd., an independent valuer, and, in compliance with Rule 10 of the Takeovers Code and an independent valuation of the management contract for The Wesley; and

(b) in respect of the remaining interest in 128,528,515 A Shares in total to be acquired through the purchase of the entire issued share capital of, and the Shareholders Loans to, Hang Far Company Limited and Hoi Sang Limited:-

- for the entire equity interest in such subsidiaries, the unaudited net asset value of Hang Far Company Limited of HK$7,090 and Hoi Sang Limited of HK$5,302 as shown in their latest management accounts as at 31st July, 2002, having taken into account the agreed value of HK$1.84 per A Share held by such two subsidiaries; and
- for the Shareholders' Loans, an aggregate of approximately HK$236.5 million at the face value of such loans.

Conditions of the S&P Agreement

Completion of the S&P Agreement is conditional upon the following conditions, among others, being fulfilled:

(a) the independent shareholders of HLP who are *not* required by the Listing Rules to abstain from voting having passed an ordinary resolution to approve the Acquisitions at HLP's EGM to be convened;

(b) the independent shareholders of HLG who are not required by the Listing Rules to abstain from voting having passed an ordinary resolution to approve the Acquisitions at HLG's EGM to be convened; and

(c) all relevant consents of the Stock Exchange, the SFC and any other applicable governmental or regulatory authorities having been given in respect of the Acquisitions and all applicable statutory or other legal obligations have been complied with.

Completion

Completion of the Acquisitions will take place on the day immediately after the date on which the conditions of the S&P Agreement have been fulfilled and is expected to take place on 9th October, 2002. In the event that any condition of the S&P Agreement is not fulfilled by 31st December, 2002 (or such later date as the parties to the S&P Agreement may agree), the S&P Agreement will lapse automatically.

Shareholding Structure

Set out below is a table showing the existing shareholding structure and the shareholding structure of GHH immediately after Completion:-

	Existing shareholding structure				Immediately after Completion			
	Number of A Shares	*%*	*Number of B Shares*	*%*	*Number of A Shares*	*%*	*Number of B Shares*	*%*
Cole Limited *(Note)*	15,765,607	2.54	20,396,065	3.40	15,765,607	2.54	20,396,065	3.40
HLG	460,575,581	74.09	417,686,735	69.61	0	0	0	0
HLP	0	0	0	0	460,575,581	74.09	417,686,735	69.61
directors of GHH	171,879	0.03	199,985	0.03	171,879	0.03	199,985	0.03
Platinum	580,000	0.09	0	0	580,000	0.09	0	0
Public shareholders	144,538,159	23.25	161,717,215	26.96	144,538,159	23.25	161,717,215	26.96
Total	621,631,226	100	600,000,000	100	621,631,226	100	600,000,000	100

Note: Cole Limited is the trustee for certain trusts, which held shares in HLG and GHH, of which an associate of Mr. Gerald Chan Lokchung, a non-executive director of HLG, is a member of a wide class of discretionary objects.

Financial information

The following table sets out a summary of the audited consolidated results of the Group for the three years ended 30th June, 2002:-

	For the year ended 30th June (audited)		
	2000	**2001**	**2002**
	HK$'Million	*HK$'Million*	*HK$'Million*
Turnover	264.2	271.9	224.4
Net profits attributable to shareholders	21.3	33.0	18.2

The audited consolidated net asset value of the Group as at 30th June, 2002 was approximately HK$1,673.5 million, representing HK$2.46 per A Share and HK$0.246 per B Share.

Valuation

As stated in the section headed "Basis for the consideration" above, the valuation of the A Shares and the B Shares was determined by reference to the consolidated net asset value of the Group as shown in its latest audited accounts of the Group as at 30th June, 2002, adjusted by reference to valuations of the properties of the Group by an independent valuer and an independent valuation of the management contract for The Wesley.

The Shares to be acquired have been attributed a value of HK$1.84 per A Share and HK$0.184 per B Share. These prices represent:-

- a premium of approximately 116.47% and 113.95% over the closing prices of the A Shares and the B Shares respectively on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002;
- a premium of approximately 116.47% and 119.05% over the average closing prices of the A Shares and B Shares respectively for the consecutive 30 trading days ended on 27th August, 2002; and
- a premium of approximately 106.74% and 111.49% over the average closing prices of the A Shares and B Shares respectively for the consecutive 90 trading days ended on 27th August, 2002.

POSSIBLE UNCONDITIONAL CASH OFFERS

The Offers

Upon Completion, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.75% and 73.04% of the A Shares and B Shares respectively in issue. Under Rule 26.1 of the Takeovers Code, upon Completion the Purchaser will be required to make an unconditional general offer in respect of each class of Shares, including the A Shares and B Shares in issue, not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

The making of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement takes place, which is subject to various conditions to be fulfilled (see the section headed "Conditions of the S&P Agreement" above). The Offers accordingly may or may not proceed.

COMPULSORY ACQUISITIONS AND WITHDRAWAL OF LISTING OF GHH

If valid acceptances shall have been received by the Purchaser (and not, unless permitted by the Takeovers Code, withdrawn) for each of the classes of A Shares and B Shares amounting to not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is intended that the Purchaser will avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

Further announcement will be made on the details of the Offers in due course.

REASONS FOR THE ACQUISITIONS AND THE OFFERS

GHH acquired the Grand Tower Hotel, the Grand Plaza Hotel and Grand Plaza Apartments in 1988. These two properties in Mongkok and Quarry Bay respectively, are integral parts of, and are respectively linked to, the Grand Tower Arcade and Kornhill Plaza owned by the HLP group. The directors of HLG believe that the Acquisitions would facilitate the reorganisation and streamlining of the property portfolio under the companies within the HLG group. The consolidation of the ownership and management of the two properties would have the benefit of generating greater synergy in the current property market, thus releasing the full potential of the properties. The objective is to further enhance shareholders' value for all the shareholders of the companies within the HLG group. Besides, the effective shareholding of HLG in GHH will only decrease from an effective holding of approximately 74.09% of the A Shares and 69.61% of the B Shares to approximately 61.06% of the issued share capital of GHH immediately after the completion of a compulsory acquisition and withdrawal of the listing of GHH. GHH effectively remains an indirect subsidiary of HLG.

With the changes in the property market over the past 14 years, and taking into account scheduled renovation and maintenance plans for the two properties, the directors of HLP believe that the Acquisitions will enable HLP to renovate the properties in their entirety and change their use to realise the full potential of these properties in today's property market. The plan is to convert Grand Tower Hotel into offices as leasing of offices in that prime location and commercial centre would be more profitable than operating a hotel today. Meanwhile, the Grand Plaza Hotel will be converted into service apartments so that the entire block becomes service apartments. With this, management of HLP expects to generate better returns on investment through enhanced economies of scale. The directors of HLP are of view that HLP will be able to realise maximum potential value from the properties for its shareholders upon the completion of the Acquisitions and the Offers.

GHH has, over the past years, experienced substantial decline in the demand for its hotel accommodation due to the general slow down of the economy and the change in the mix of tourist arrivals in Hong Kong. The decline in sales of GHH is worsened by keen competition posed by new hotels and service apartments. The decline in demand is also partly due to the locations of hotels which have changed over the years due to new developments of the city. As a result, despite the ownership in valuable real property assets, the Shares remain undervalued and the trading volume remains low. For the past twelve months from 28th August, 2001 to 27th August, 2002, the highest closing prices of A Share and B Share were HK$0.96 and HK$0.10 respectively while the audited net asset value per A Share and B Share as at 30th June, 2002 was HK$2.46 and HK$0.246 respectively.

INFORMATION ON HLG

HLG is a company listed on the Stock Exchange and has been involved in property development in Hong Kong for over 40 years. HLG is responsible for a growing list of developments throughout Hong Kong, and is active in Mainland China where its business has been concentrated in Shanghai since 1992. The Group's new property development interests are now held through HLP and hotel investments are held through the Group.

INFORMATION ON HLP

HLP is a company listed on the Stock Exchange and is one of the largest property development and investment companies in Hong Kong. GHH is a 61.06% owned subsidiary and the property flagship of the HLG group.

HLP is engaged in the holding of, and investment in, rental properties and the development and sale of commercial and residential properties primarily in Hong Kong and Mainland China. Rental income and property sales have been, and are expected to continue to be, the most significant source of HLP's income. HLP's land bank (including properties held for sale, properties under development, completed investment properties and undeveloped sites) is principally located in Hong Kong but also in Mainland China. The major investment properties in Hong Kong in which HLP has an interest are located along major transportation routes in Mongkok, Tsim Sha Tsui, Central, Causeway Bay and Quarry Bay. In addition, HLP is developing a new group of properties in Kowloon residential areas such as Ho Man Tin and three sites on the West Kowloon Reclamation, being the Airport Railway Kowloon Station Package Four Development, Hing Wah Street West and Hoi Fai Road. The prime investment properties in Mainland China in which HLP currently has an interest are in Shanghai, namely, The Grand Gateway in Xujiahui and Plaza 66 in Nan Jing Xi Lu.

INFORMATION ON GHH

GHH is a subsidiary of HLG. The principal activities of GHH are investment holding, and through its subsidiaries, ownership and management of hotels and service apartments. GHH owns and manages the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

INTENTION OF HLP REGARDING THE GROUP

Business

The directors of HLP consider that the most efficient business plan for realising the full potential of these properties for HLP is to carry out the following conversion work on the properties currently owned by GHH:-

1. **Grand Tower Hotel**

   The fifth to twentieth floors of the hotel will be converted into offices and certain portions of the hotel lobby on the ground floor will be converted into shops, considering that leasing of offices in that prime location and commercial centre would be more profitable than the operation of a hotel.

2. **Grand Plaza Hotel**

   The existing 248 hotel rooms will be converted into service apartments so that the management of the entire block of service apartments can achieve economies of scale.

These two properties were acquired by GHH in 1988. With the extensive experience of the directors of HLP in the Hong Kong property market, the changes in the property market over the past 14 years and the fact that it is time to review the scheduled maintenance plans for these properties, the directors of GHH are of the view that an overall review to consider the future plans and renovation of the properties would be appropriate and efficient. Such changes in the use of the properties are accordingly a commercial decision in the ordinary course of business and the Acquisitions would facilitate such a plan.

Upon completion of the Acquisitions, the operations of the two properties would be consolidated under the management of the HLP group for efficiency reasons. With that, only the hotel management contract for The Wesley and the service contract for The Bay Bridge will be remaining in GHH. With these two management and service contracts only, GHH will not have adequate operations to warrant a listing status. Therefore, the directors of HLP intend to privatise GHH and withdraw the listing of the Shares on the Stock Exchange upon completion of the Acquisitions and the Offers.

Directors of GHH

It is the intention of HLP that there will be no change in the composition of the board of the directors of GHH as a result of the Acquisitions and the Offers.

So long as the Shares remain listed on the Stock Exchange, HLP will ensure that a sufficient number of independent directors will continue to be appointed to the board of GHH.

CONNECTED TRANSACTIONS

HLG is the holding company of HLP, holding approximately 61% of its issued share capital. The Acquisitions accordingly constitute connected transactions for HLP within the meaning of the Listing Rules. Such connected transactions are subject to the approval of the independent shareholders of HLP at HLP's EGM. Accordingly, HLG and its associates are required to abstain from voting on the relevant resolutions in respect of the Acquisitions. The directors of HLP consider the terms of the Acquisitions to be fair and reasonable and in the interest of HLP and its shareholders as a whole.

The Acquisitions under the S&P Agreement entered into by HLG with its non-wholly owned subsidiary, HLP, constitute connected transactions for HLG within the meaning of the Listing Rules. Such connected transactions are subject to the approval of independent shareholders of HLG at HLG's EGM. Cole Limited and its associates will be abstaining from voting on the relevant resolutions in respect of the S&P Agreement. The directors of HLG consider the terms of the Acquisitions to be fair and reasonable and in the interest of HLG and its shareholders as a whole.

CIRCULAR

A circular of each of HLG and HLP, containing details of the Acquisitions, the valuation report of an independent professional valuer in respect of the properties of GHH and the independent valuation report on the management contract of The Wesley, the recommendation of its independent board committee, where applicable, to its independent shareholders and the advice of its independent financial adviser, together with a notice of its extraordinary general meeting, will be despatched to the shareholders of HLG and HLP respectively as soon as practicable.

INDEPENDENT BOARD COMMITTEES

An independent committee of the board of directors of each of HLG and HLP respectively will, where available, be formed to consider the Acquisitions and to make its recommendation to its respective independent shareholders.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of GHH, HLG and HLP, trading in their respective shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the publication of this announcement. Application has been made by HLG and HLP for the resumption of trading in their respective shares with effect from 9:30 a.m. on 29th August, 2002. The Shares of GHH will remain suspended pending further announcement on the Offers.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

DEFINITION

"A Shares"	ordinary A shares of nominal value HK$0.1 each in the capital of GHH;
"Acquisitions"	the acquisitions under the S&P Agreement of an interest in 460,575,581 A Shares and 417,686,735 B Shares representing an interest in approximately 74.09% and 69.61% of the A Shares and B Shares respectively in issue as at the date of this announcement through the acquisition of:- (a) 332,047,066 A Shares and 417,686,735 B Shares directly; and (b) the entire issued share capital of, and Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, two wholly-owned subsidiaries of HLG, holding 128,528,515 A Shares in aggregate;
"Assignee"	Noble Hill Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of HLP;
"Assignor"	Jackpot Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of HLG;
"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"B Shares"	ordinary B shares of nominal value HK$0.01 each in the capital of GHH;
"Companies Ordinance"	Companies Ordinance (Chapter 32 of Laws of Hong Kong);
"Completion"	completion of the S&P Agreement;
"connected person"	has the meaning ascribed thereto under the Listing Rules;
"GHH"	Grand Hotel Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;
"Group"	GHH and its subsidiaries;
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong;
"HLG"	Hang Lung Group Limited (formerly known as "Hang Lung Development Company, Limited"), a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"HLG's EGM"	the extraordinary general meeting of HLG to be convened for considering and, if thought fit, the passing of an ordinary resolution to approve the Acquisitions;
"HLP"	Hang Lung Properties Limited (formerly known as "Amoy Properties Limited"), a company incorporated in Hong Kong, the ordinary shares of which are listed on the Stock Exchange and is held as to approximately 61.06% by its controlling shareholder, HLG;
"HLP's EGM"	the extraordinary general meeting of HLP to be convened for considering and, if thought fit, the passing of an ordinary resolution to approve the Acquisitions;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Offers"	the possible unconditional cash offers by Platinum on behalf of the Purchaser for the A Shares and the B Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it);
"Platinum"	Platinum Securities Company Limited, a registered investment adviser under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);
"Purchaser"	HLP or, if HLP designates a wholly-owned subsidiary or its wholly-owned subsidiaries as the purchaser under the S&P Agreement, such wholly-owned subsidiary or subsidiaries (as the case may be);
"S&P Agreement"	the conditional sale and purchase agreement dated 28th August, 2002 entered into between HLP and HLG relating to the Acquisitions;
"SFC"	the Securities & Futures Commission of Hong Kong;
"Share(s)"	A Shares and B Shares;
"Shareholders"	holders of A Shares and/or B Shares;
"Shareholder's Loan 1"	an unsecured interest-free loan in the principal amount of approximately HK$223.2 million owing by Hang Far Company Limited to Jackpot Limited, each a wholly-owned subsidiary of HLG;
"Shareholder's Loan 2"	an unsecured interest-free loan in the principal amount of approximately HK$13.2 million owing by Hoi Sang Limited to Jackpot Limited, each a wholly-owned subsidiary of HLG;
"Shareholders' Loans"	means Shareholder's Loan 1 and Shareholder's Loan 2;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.

By Order of the Board of
Hang Lung Group Limited
Ronnie C. Chan
Chairman

By Order of the Board of
Hang Lung Properties Limited
Ronnie C. Chan
Chairman

By Order of the Board of
Grand Hotel Holdings Limited
Ronnie C. Chan
Chairman

Hong Kong, 28th August, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions (other than those relating to HLG and HLP) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

4

Our Ref: SO-185-2002/HLGL

29th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum

Dear Madam,

Re: **Press Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

Further to our letters dated 28th August, 2002 in respect of the final results of the above 3 companies, we have pleasure in enclosing herewith the original form and 7 copies of the published press announcement in respect of the above 3 companies, in English and Chinese versions, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

RESULTS FOR THE YEAR ENDED 30 JUNE 2002 (audited)

恒隆集團有限公司
HANG LUNG GROUP LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 HK$Million	2001 HK$Million
Turnover	1	3,254.0	5,578.6
Other revenue	2	209.8	410.8
Direct costs and operating expenses		(1,451.1)	(3,660.9)
Administrative expenses		(164.5)	(148.2)
Profit from operations before finance costs		1,848.2	2,180.3
Finance costs	3	(372.5)	(501.6)
Operating profit		1,475.7	1,678.7
Share of results of jointly controlled entities		23.5	45.1
Profit before taxation	1 & 3	1,499.2	1,723.8
Taxation	4	(133.1)	(307.5)
Profit after taxation		1,366.1	1,416.3
Minority interests		(674.3)	(671.8)
Net profit attributable to shareholders		691.8	744.5
Dividends			
- Interim dividend paid at 12¢ (2001: 12¢) per share		158.8	158.7
- Proposed final dividend at 32¢ (2001: 32¢) per share		423.6	423.2
		582.4	581.9
Earnings per share	5		
Basic		52.3¢	56.3¢
Diluted		52.2¢	56.2¢
Proposed final dividend per share		32.0¢	32.0¢
Total dividends for the year per share		44.0¢	44.0¢

Notes:

1. Turnover and profit before taxation

	Turnover 2002 HK$Million	Turnover 2001 HK$Million	Profit before taxation 2002 HK$Million	Profit before taxation 2001 HK$Million
(a) Business segment				
Property sales	830.3	3,247.5	134.9	185.0
Property leasing	2,169.6	2,022.7	1,649.6	1,624.9
Hotel owning and management	223.5	269.8	33.6	82.3
Other operations	32.4	40.5	88.9	191.5
	3,255.8	5,580.5	1,907.0	2,083.7
Inter-segment - property leasing	(1.8)	(1.9)	—	—
	3,254.0	5,578.6	1,907.0	2,083.7
Interest income			105.7	244.8
Administrative expenses			(164.5)	(148.2)
Finance costs			(372.5)	(501.6)
Operating profit			1,475.7	1,678.7
Share of results of jointly controlled entities			23.5	45.1
Profit before taxation			1,499.2	1,723.8
(b) Geographical segment				
Hong Kong	2,877.7	5,369.1	1,658.7	2,023.6
Mainland China	376.3	209.5	248.3	60.1
	3,254.0	5,578.6	1,907.0	2,083.7
Interest income			105.7	244.8
Administrative expenses			(164.5)	(148.2)
Finance costs			(372.5)	(501.6)
Operating profit			1,475.7	1,678.7
Share of results of jointly controlled entities			23.5	45.1
Profit before taxation			1,499.2	1,723.8

For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

	2002 HK$Million	2001 HK$Million
2. Other revenue		
Interest income	105.7	244.8
Unrealised gains on listed investments	51.6	119.6
Profit on disposal of listed investments	26.8	20.9
Dividend income from listed investments	25.7	25.5
	209.8	410.8
3. Profit before taxation is arrived at after charging:		
Finance costs		
Interest on borrowings	509.6	715.2
Other ancillary borrowing costs	54.9	34.2
Total borrowing costs	564.5	749.4
Less: Borrowing costs capitalised	(192.0)	(247.8)
	372.5	501.6
Included in cost of property sales:-		
Cost of inventories	326.8	2,656.6
Cost of investment properties	344.6	442.2
Depreciation	47.2	58.6

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year.

	2002	2001
Group		
- Hong Kong	128.5	301.0
Jointly controlled entities		
- Hong Kong	4.6	6.5
	133.1	307.5

5. (a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of HK$691.8 million (2001: HK$744.5 million) and the weighted average number of 1,323.2 million (2001: 1,322.7 million) shares in issue during the year.

(b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of HK$691.8 million (2001: HK$744.5 million) and the weighted average number of 1,325.5 million (2001: 1,324.7 million) shares after adjusting for the effects of all dilutive potential shares.

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 HK$Million	2001 HK$Million
Turnover	1	2,383.2	2,523.2
Other revenue		93.0	225.2
Direct costs and operating expenses		(790.6)	(744.3)
Administrative expenses		(88.6)	(86.3)
Profit from operations before finance costs		1,597.0	1,917.8
Finance costs	2	(256.9)	(266.2)
Operating profit		1,340.1	1,651.6
Share of results of jointly controlled entities		66.3	51.5
Profit before taxation	1 & 2	1,406.4	1,703.1
Taxation	3	(123.1)	(271.1)
Profit after taxation		1,283.3	1,432.0
Minority interests		(28.0)	—
		1,255.3	1,432.0
Preference dividend	4	(48.3)	(48.3)
Net profit attributable to ordinary shareholders		1,207.0	1,383.7
Dividends			
- Interim dividend paid at 11¢ (2001: 11¢) per ordinary share		317.8	318.0
- Proposed final dividend at 29¢ (2001: 29¢) per ordinary share		837.9	838.4
- Preference dividend	4	48.3	48.3
		1,204.0	1,204.7
Earnings per ordinary share	5		
Basic		41.8¢	47.9¢
Diluted		41.5¢	—¢
Proposed final dividend per ordinary share		29.0¢	29.0¢
Total dividends for the year per ordinary share		40.0¢	40.0¢

Notes:

1. Turnover and profit before taxation

	Turnover 2002 HK$Million	Turnover 2001 HK$Million	Profit before taxation 2002 HK$Million	Profit before taxation 2001 HK$Million
(a) Business segment				
Property leasing	1,902.4	1,760.8	1,461.9	1,458.7
Property sales - investment properties	480.8	762.4	130.7	320.2
	2,383.2	2,523.2	1,592.6	1,778.9
Interest income			93.0	225.2
Administrative expenses			(88.6)	(86.3)
Finance costs			(256.9)	(266.2)
Operating profit			1,340.1	1,651.6
Share of results of jointly controlled entities			66.3	51.5
Profit before taxation			1,406.4	1,703.1
(b) Geographical segment				
Hong Kong	2,182.2	2,503.9	1,459.1	1,772.8
Mainland China	201.0	19.3	133.5	6.1
	2,383.2	2,523.2	1,592.6	1,778.9
Interest income			93.0	225.2
Administrative expenses			(88.6)	(86.3)
Finance costs			(256.9)	(266.2)
Operating profit			1,340.1	1,651.6
Share of results of jointly controlled entities				
Hong Kong			30.2	27.6
Mainland China			36.1	23.9
Profit before taxation			1,406.4	1,703.1

For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

	2002 HK$Million	2001 HK$Million
2. Profit before taxation is arrived at after charging:		
Finance costs		
Interest on borrowings	408.1	491.9
Other ancillary borrowing costs	40.8	22.1
Total borrowing costs	448.9	514.0
Less: Borrowing costs capitalised	(192.0)	(247.8)
	256.9	266.2
Cost of investment properties sold	344.8	442.2
Depreciation	22.5	28.5

3. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2002 HK$Million	2001 HK$Million
Group		
- Hong Kong	118.7	267.2
Jointly controlled entities		
- Hong Kong	4.4	3.9
	123.1	271.1

4. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each.

5. (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$1,207.0 million (2001: HK$1,383.7 million) and the weighted average number of 2,889.8 million (2001: 2,891.1 million) ordinary shares in issue during the year.

(b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$1,228.2 million and the weighted average number of 2,961.8 million ordinary shares after adjusting for the effects of all dilutive potential ordinary shares. No diluted earnings per ordinary share was presented for last year as the Company's convertible cumulative preference shares did not give rise to any dilution.

2

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 HK$Million	2001 HK$Million
Turnover	1	224.4	271.9
Cost of sales		(200.2)	(199.1)
Gross profit		24.2	72.8
Other revenue	2	12.9	19.9
Administrative expenses		(17.5)	(18.9)
Profit from operations		19.6	73.8
Share of results of jointly controlled entities		(0.6)	(0.1)
Profit before taxation	1 & 3	19.0	73.7
Taxation	4	(0.8)	(40.7)
Net profit attributable to shareholders		18.2	33.0
Dividends			
- Interim dividend paid at 1.5¢ (2001: 1.5¢) per 'A' share and 0.15¢ (2001: 0.15¢) per 'B' share		10.2	10.2
- Proposed final dividend at 1¢ (2001: 1.7¢) per 'A' share and 0.1¢ (2001: 0.17¢) per 'B' share		6.8	11.6
		17.0	21.8
Earnings per share	5		
'A' share		2.67¢	4.84¢
'B' share		0.27¢	0.48¢
Proposed final dividend per share			
'A' share		1.00¢	1.70¢
'B' share		0.10¢	0.17¢
Total dividends for the year per share			
'A' share		2.50¢	3.20¢
'B' share		0.25¢	0.32¢

Notes:

1. Turnover and profit before taxation

   Turnover represents revenue from hotel operations. As the majority of the activities of the Group during the year were hotel operations and were carried out in Hong Kong, an analysis of the Group's turnover and profit by business and geographical segment is not presented.

   For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

2. Other revenue

	2002 HK$Million	2001 HK$Million
Interest income	2.8	9.2
Management fee income	10.1	10.7
	12.9	19.9

3. Profit before taxation is arrived at after charging:

	2002 HK$Million	2001 HK$Million
Cost of inventories	11.6	16.1
Depreciation	14.4	15.1

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year. No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities.

5. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$18.2 million (2001: HK$33.0 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the year.

3

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividend

Turnover decreased by 41.7% to HK$3,254 million. This was mainly due to decreased property sales of Baycrest (2002: 12 units; 2001: 605 units) and Garden Terrace (2002: 27 units; 2001: 36 units) during the year, but partly offset by property sales of New Haven and contributions from rentals of Plaza 66 and The Grand Gateway, the Group's investment properties in Shanghai.

Finance costs decreased by HK$129 million or 26% as a result of several interest rate cuts during the year.

Following the decrease in property sales during the year, net profit attributable to shareholders decreased by 7.1% to HK$691.8 million.

Your Board recommends a final dividend of 32 cents per share payable on 29 November 2002 to shareholders of record on 15 November 2002.

Business Review

New Haven, the Group's residential project in Tsuen Wan, has been released to the market since May 2002 with over 300 units or 50% of the total 658 units sold. Construction of this project is expected to complete in December 2002. Construction of other properties under development, including The HarbourSide above the Airport Railway Kowloon Station, Hing Wah Street West, Hoi Fai Road and Hau Man Street projects are progressing on schedule.

The Summit, the luxurious residential tower at Stubbs Road, has been available for leasing since June 2002.

Finance

The Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$5,799.8 million compared to HK$8,132.8 million of last year. The decrease is financed by the issue of convertible bonds of HK$3,450 million by a subsidiary of Hang Lung Properties in the second half of the financial year.

Prospects

It is gratifying to watch our Shanghai properties perform and begin to make a difference to our bottom line. While Hong Kong rents stagnate or fall, those from Shanghai are expected to rise steadily.

My short term view of the market is very cautious, but the longer term view is rather relaxed.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	13 November 2002 to 15 November 2002
Latest time to lodge transfers	4:00 p.m. on 12 November 2002
Annual general meeting	22 November 2002
Final dividend payment date	29 November 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 28 August 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividend

Turnover decreased by 5.5% to HK$2,383.2 million. This was mainly due to decreased sales of apartments of Garden Terrace (2002: 27 units; 2001: 36 units) during the year, but partly offset by contribution from rentals of Plaza 66, the Group's new investment property in Shanghai.

Finance costs decreased by 3.5% to HK$256.9 million as a result of several interest rate cuts during the year.

Following the decrease in property sales during the year, net profit attributable to ordinary shareholders decreased by 12.8% to HK$1,207.0 million.

Your Board recommends a final dividend of 29 cents per ordinary share payable on 29 November 2002 to ordinary shareholders of record on 15 November 2002.

Business Review

Total rental income was benefited from the contributions of the Group's two Shanghai projects - Plaza 66 and The Grand Gateway. Rental income from Hong Kong leasing operations remained at similar level with last year with overall occupancy rate remained at over 90%.

Construction of properties under development, including The HarbourSide above the Airport Railway Kowloon Station, Hing Wah Street West, Hoi Fai Road and Hau Man Street projects are progressing on schedule.

The Summit, the luxurious residential tower at Stubbs Road, has been available for leasing since June 2002.

Finance

The Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$3,225.7 million compared to HK$5,227.6 million of last year. The decrease is financed by the issue of convertible bonds of HK$3,450 million in the second half of the financial year.

Prospects

It is gratifying to watch our Shanghai properties perform and begin to make a difference to our bottom line. While Hong Kong rents stagnate or fall, those from Shanghai are expected to rise steadily.

My short term view of the market is very cautious, but the longer term view is rather relaxed.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	13 November 2002 to 15 November 2002
Latest time to lodge transfers	4:00 p.m. on 12 November 2002
Annual general meeting	22 November 2002
Final ordinary dividend payment date	29 November 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 28 August 2002

4

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividend

Turnover decreased by 17.5% to HK$224.4 million mainly due to reduction in room rates. As a result, net profit attributable to shareholders decreased by HK$14.8 million (or 45%) to HK$18.2 million.

Your Board recommends a final dividend of 1 cent per 'A' share and 0.1 cent per 'B' share payable on 29 November 2002 to shareholders of record on 4 October 2002.

Business Review

The decline in room rates has reflected the difficulties faced by the industry. Shorter visits and reduced spending by business travellers and tourists continue to exert downward pressure on room rates. Occupancy level is maintained at the expense of decreased room rates.

Finance

Net cash balance at 30 June 2002 amounted to HK$113.5 million.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	2 October 2002 to 4 October 2002
Latest time to lodge transfers	4:00 p.m. on 30 September 2002
Annual general meeting	28 November 2002
Final dividend payment date	29 November 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 28 August 2002

Our Ref: SO-188-2002/HLGL

29th August, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement
- Hang Lung Group Ltd./Hang Lung Properties Ltd/Grand Hotel Holdings Ltd

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms. Piera Lam of the Exchange on 29th August, 2002 at 8:15 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 30th August, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

03 JUN 27 ... 7:21

Our Ref: SO-189-2002/HLGL

30th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 3 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)

Proposed privatisation of GHH

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

Further to the Joint Announcement, upon Completion of the S&P Agreement, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.75% and 73.04% of the A Shares and B Shares of GHH respectively in issue. Pursuant to Rule 26.1 of the Takeovers Code, upon Completion, Platinum will, on behalf of the Purchaser, make an unconditional general offer for each class of A Shares and B Shares in issue which are not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it on the following basis:-

for each A Share . . . . HK$1.84

for each B Share . . . . HK$0.184

There are no outstanding warrants, share options or other securities convertible into Shares as at the date of this announcement.

The offer price of HK$1.84 per A Share and HK$0.184 per B Share represents a premium of approximately 116.47% and 113.95% respectively over the closing price of HK$0.85 per A Share and HK$0.086 per B Share respectively as quoted on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange. The principal terms of the Offers are set out under the section headed "Possible Unconditional Cash Offers" below. Platinum has confirmed that sufficient financial resources are available to HLP to fund full acceptance of the Offers. An independent financial adviser will be appointed to advise the independent board committee of GHH regarding the Offers.

The making of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement takes place, which is subject to various conditions to be fulfilled. The Offers accordingly may or may not proceed.

In the event that the Offers are made on behalf of the Purchaser after Completion of the Acquisitions and, upon closing of the Offers, not less than 90% in value of each class of the disinterested A Shares and the disinterested B Shares for which the Offers are made have been acquired by the Purchaser, the Purchaser will avail itself of the compulsory acquisition provisions of the Companies Ordinance and an application will be made for the withdrawal of the listing of the Shares on the Stock Exchange.

At the request of GHH, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the release of this announcement. Application has been made for the resumption of trading in the Shares with effect from 9:30 a.m. on 30th August, 2002.

Terms used in this announcement, unless otherwise defined, are the same as those in the Joint Announcement. The Joir Announcement, amongst other things, set out details of the Acquisitions, reasons for the Acquisitions and the Offers, informatio on HLG, HLP and GHH, and intention of HLP regarding the Group. Terms of the Offers are set out in this announcement.

POSSIBLE UNCONDITIONAL CASH OFFERS

Upon Completion, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Share representing approximately 76.75% and 73.04% of the A Shares and B Shares respectively in issue. Under Rule 26.1 of th Takeovers Code, upon Completion, the Purchaser will be required to make an unconditional general offer in respect of each clas of Shares, being the A Shares and B Shares in issue, not already owned or agreed to be acquired by the Purchaser and partie acting in concert with it.

The making of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement take place. The Offers accordingly may or may not proceed.

If the Offers are made, they will be on the terms set out below.

The Offers

If Completion takes place, Platinum will, on behalf of the Purchaser, make the mandatory unconditional cash offers for all th Shares in issue, other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with i being Cole, directors of the Purchaser, HLG and GHH, and Platinum, as at Completion. The Offers will comprise the A Shar Offer and the B Share Offer, which will be made on the following basis:-

A Share Offer:	**offer price of HK$1.84 in cash for each A Share,** which is equivalent to the agreed value per A Shar under the Acquisitions; and
B Share Offer:	**offer price of HK$0.184 in cash for each B Share,** which is equivalent to the agreed value per B Shar under the Acquisitions.

None of the Purchaser or parties acting in concert with it, being Cole, directors of the Purchaser, HLG and GHH, and Platinum dealt in the A Shares or the B Shares during the past six months prior to and including 27th August, 2002, the last trading da before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002 pending the release of thi announcement.

Conditions for the Offers

If the Offers are made, they will be unconditional.

Total consideration

In the event that each of the Offers is accepted in full, the aggregate amount payable by the Purchaser under the A Share Offe and the B Share Offer would be approximately HK$265.95 million and HK$29.76 million respectively, being approximatel HK$295.71 million in aggregate. Platinum is satisfied that sufficient resources are available to HLP to satisfy acceptances of th Offers in full. The Offers will be funded by internal resources and/or bank financing of the HLP group.

Effect of accepting the Offers

By accepting the Offers, Shareholders will be obliged to sell their Shares and all rights attached to them, including the right t receive all dividends and distributions declared, made or paid on or after the date of Completion, free from all liens, charge and encumbrances. Nonetheless, Shareholders whose names appear on the share register of GHH on 4th October, 2002 (bein the record date for assuring the entitlement of the proposed final dividends of HK$0.01 per A Share and HK$0.001 per B Shar for the year ended 30th June, 2002) will be entitled to receive the respective final dividend to be approved at the annual genera meeting of GHH convened to be held on 28th November, 2002 regardless of whether they accept the Offers or not. The fina dividends proposed by GHH for the financial year ended 30th June, 2002, if approved, is expected to be paid on 29th November 2002.

Stamp duty

Seller's ad valorem stamp duty, at the rate of HK$1 for every HK$1,000 or part thereof of the amount payable in respect o relevant acceptances will be deducted from the amounts payable to Shareholders who accept the Offers. The Purchaser will remi the withheld stamp duty to the Inland Revenue Department.

Other equity securities

Other than the A Shares and the B Shares, GHH does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital (including non-transferable options)).

Subject to GHH maintaining its listing and prescribed minimum public float on the Stock Exchange, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by GHH. The Stock Exchange has the discretion to require GHH to issue a circular to its Shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of GHH. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in GHH being treated as if it were a new listing applicant.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING OF GHH

If valid acceptances shall have been received by the Purchaser (and not, unless permitted by the Takeovers Code, withdrawn) for each of the classes of A Shares and B Shares amounting to not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is intended that the Purchaser will avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

In the event that the acceptances of the Offers do not amount to 90% or more of the value of the disinterested A Shares and the disinterested B Shares respectively in issue, GHH will seek the approval of the independent Shareholders for the withdrawal of the listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders should note that if they elect not to accept the Offers and the listing of the Shares on the Stock Exchange is subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

SHAREHOLDING STRUCTURE

Set out below are the charts illustrating the shareholdings as amongst HLP, HLG and GHH as at the date of this announcement and immediately after completion of the compulsory acquisition and withdrawal of listing of GHH respectively:-

Existing simplified shareholding structure


Cole
2.54% A Shares
3.40% B Shares
36.02%
0.98%
HLG
(listed)
74.09% A Shares
69.61% B Shares
61.06%
GHH
(listed)
HLP
(listed)

Simplified shareholding structure immediately after completion of the compulsory acquisition and withdrawal of listing of GHH


Cole
36.02%
HLG
(listed)
0.98%
61.06%
HLP
(listed)
100% A Shares
100% B Shares
GHH
(unlisted)

Z

Set out below is a table showing the existing shareholding structure of GHH and the shareholding structure of GHH immediately after Completion:

	Existing shareholding structure				Shareholding structure immediately after Completion			
	Number of A Shares	%	Number of B Shares	%	Number of A Shares	%	Number of B Shares	%
Cole	15,765,607	2.54	20,396,065	3.40	15,765,607	2.54	20,396,065	3.40
HLG	460,575,581	74.09	417,686,735	69.61	0	0	0	0
HLP	0	0	0	0	460,575,581	74.09	417,686,735	69.61
Director of the Purchaser and GHH	171,879	0.03	199,985	0.03	171,879	0.03	199,985	0.03
Platinum	580,000	0.09	0	0	580,000	0.09	0	0
Subtotal	477,093,067	76.75	438,282,785	73.04	477,093,067	76.75	438,282,785	73.04
Public shareholders	144,538,159	23.25	161,717,215	26.96	144,538,159	23.25	161,717,215	26.96
Total	621,631,226	100	600,000,000	100	621,631,226	100	600,000,000	100

FINANCIAL INFORMATION

The following table sets out a summary of the audited consolidated results of the Group for the three years ended 30th June, 2002:-

	For the year ended 30th June (audited)		
	2000	2001	2002
	HK$'Million	*HK$'Million*	*HK$'Million*
Turnover	264.2	271.9	224.4
Net profits attributable to shareholders	21.3	33.0	18.2

The audited consolidated net asset value of the Group as at 30th June, 2002 was approximately HK$1,673.5 million, representing HK$2.46 per A Share and HK$0.246 per B Share.

Valuation

The valuation of the A Shares and the B Shares was determined by reference to the purchase prices of HK$1.84 per A Share and HK$0.184 per B Share of the Acquisitions. These prices represent:-

- a premium of approximately 116.47% and 113.95% over the closing prices of the A Shares and the B Shares respectively on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002;
- a premium of approximately 116.47% and 119.05% over the average closing prices of the A Shares and the B Shares respectively for the consecutive 30 trading days ended on 27th August, 2002;
- a premium of approximately 106.74% and 111.49% over the average closing prices of the A Shares and the B Shares respectively for the consecutive 90 trading days ended on 27th August, 2002; and
- a discount of approximately 25.20% to the audited consolidated net asset value per A Share and B Share as at 30th June, 2002.

The value of the Offers, in aggregate, is approximately HK$295.71 million.

REASONS FOR THE OFFERS, INFORMATION ON HLG AND HLP, AND INTENTION OF HLP REGARDING THE GROUP

Please refer to the Joint Announcement.

INFORMATION ON GHH

GHH is a subsidiary of HLG. The principal activities of GHH are investment holding, and through its subsidiaries, ownership and management of hotels and service apartments. GHH owns and manages the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

Directors of GHH

It is the intention of HLP that there will be no change in the composition of the board of the directors of GHH as a result of the Acquisitions and the Offers.

So long as the Shares remain listed on the Stock Exchange, HLP will ensure that a sufficient number of independent directors will continue to be appointed to the board of GHH.

INDEPENDENT BOARD COMMITTEE OF GHH AND INDEPENDENT FINANCIAL ADVISOR

The independent board committee of GHH will be formed to advise the independent Shareholders on the terms of the Offers. An independent financial adviser will be appointed to advise the independent board committee of GHH on the terms of the Offers. An announcement will be made once an independent financial adviser of GHH is appointed.

COMPOSITE DOCUMENT

Pursuant to Rule 8.2 of the Takeovers Code, the composite offer document setting out the details of the Offers, together with the acceptance and transfer forms, should be posted within 21 days of the date of this announcement. An application has been made, pursuant to Note 2 to Rule 8.2 of the Takeovers Code, to the Executive Director of the Corporate Finance Division of the SFC for the delay in the despatch of the composite offer document to a date which is within 7 days from the fulfilment of all the conditions of the S&P Agreement.

The composite offer document, together with the acceptance and transfer forms, will be made available to the Shareholders as soon as practicable. The availability of the Offers to persons not resident in Hong Kong may be affected by the laws of the relevant jurisdictions. Persons who are not resident in Hong Kong should inform themselves about and observe any applicable requirements in their own jurisdictions.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of GHH, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the release of this announcement. Application has been made by GHH for the resumption of trading in the Shares with effect from 9:30 a.m. on 30th August, 2002.

ADDITIONAL DEFINITION

"A Share Offer"	the possible unconditional cash offer by Platinum on behalf of the Purchaser for the A Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it), details of which are set out in this announcement;
"B Share Offer"	the possible unconditional cash offer by Platinum on behalf of the Purchaser for the B Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it), details of which are set out in this announcement;
"Cole"	Cole Limited is the trustee for certain trusts which held shares in HLG, HLP and GHH. An associate of Mr. Gerald Chan Lokchung, a non-executive director of HLG, is a member of a wide class of discretionary objects of one of the trusts; and
"Joint Announcement"	the joint announcement of HLG, HLP and GHH dated 28th August 2002.

By order of the Board of
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 29th August, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions (other than those relating to HLG and HLP) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st August, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd September, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V — 2. Preference shares :

3. Other classes of shares : — please specify : ____________

4. Warrants : — please specify : ____________

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ____________)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1._____ Exercise price: HK$ ____ 2._____ Exercise price: HK$ ____						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1._____ Subscription price: HK$ ____ 2._____ Subscription price: HK$ ____		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
_____ Convertible price: HK$____						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ____________________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-197-2002/HLGL

6th September, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 3 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

(I) Connected transactions regarding the proposed acquisition by HLP as the Purchaser (or its designated subsidiary or subsidiaries) of HLG's interests in 460,575,581 A Shares and 417,686,735 B Shares in GHH

(II) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)

(III) Proposed privatisation of GHH

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISERS

HLG wishes to announce the appointment of UBS Warburg Asia Limited as the independent financial adviser of HLG in relation to the Acquisitions.

HLP wishes to announce the appointment of N M Rothschild & Sons (Hong Kong) Limited as the independent financial adviser of HLP in relation to the Acquisitions.

GHH wishes to announce the appointment of Cazenove Asia Limited as the independent financial adviser of GHH in relation to the Offers.

As the Offers may or may not proceed, investors should exercise caution when dealing in the Shares.

Reference is made to the joint announcements dated 28th and 29th August, 2002 (the "Joint Announcements") made by Hang Lung Group Limited ("HLG"), Hang Lung Properties Limited ("HLP") and Grand Hotel Holdings Limited ("GHH"). Terms used herein, unless otherwise defined, have the same meanings as in the Joint Announcements.

The board of directors of HLG wishes to announce that UBS Warburg Asia Limited has been appointed as the independent financial adviser of HLG in respect of the Acquisitions which constitute connected transactions for HLG under the Listing Rules.

The board of directors of HLP wishes to announce that N M Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser of HLP in respect of the Acquisitions which constitute connected transactions for HLP under the Listing Rules.

The board of directors of GHH wishes to announce that Cazenove Asia Limited has been appointed as the independent financial adviser of GHH in respect of the Offers pursuant to Rule 2.1 of the Takeovers Code.

As the Offers may or may not proceed, investors should exercise caution when dealing in the Shares.

By order of the Board of
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 5th September, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions (other than those relating to HLG and HLP) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

faxed on 17/9/2002

香港交易所

16 September 2002

Grand Hotel Holdings Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX & MAIL
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Grand Hotel Holdings Limited (the "Company")

Based on the result announcement form dated 28 August 2002 of the Company, the following information has been announced: -

Entitlement : Fin Div $0.01 per "A" share and $0.001 per "B" share.

Book closing dates : 02/10/2002 to 04/10/2002, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the AMS/3 trading system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and Clearing Limited

Eric Lam
Officer
E-Business & Information Services

For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Secretary

Authorized Representative
Name: Robin S.W. Ching
Date: 17th September, 2002

Our Ref: SO-201-2002/GHHL

18th September, 2002

E-Business & Information Services,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By fax (2877-6987)
And by mail

Dear Sirs,

Re: Grand Hotel Holdings Limited
Publication of financial information required by
Para. 45(5) of Appendix 16 of the Main Board Listing Rules
(relating to annual results for the year ended 30/6/2002)

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt. Should you have any query, please contact the undersigned on telephone no. 2879-0370.

Please note that the information contained in the said soft copy is identical (except the pages numbers referred therein) to that disclosed in the annual report for the year ended 30th June 2002 to be issued by the Company.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 7th October, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify : ____
4. Warrants : please specify : ____

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ____)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1._____ Exercise price: HK$ ____ 2._____ Exercise price: HK$ ____						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1._____ Subscription price: HK$ ____ 2._____ Subscription price: HK$ ____		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
_____ Convertible price: HK$____						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ____________________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-218-2002/HLGL

8th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sirs,

Re: Notice of Annual General Meetings -
Hang Lung Group Limited
Hang Lung Properties Limited
Grand Hotel Holdins Limited

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

Our Ref: SO-220-2002/HLGL

9th October, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Hang Lung Group Limited**
Hang Lung Properties Limited
Grand Hotel Holdings Limited
- Notice of Annual General Meeting

We have pleasure in enclosing herewith the original form and 7 copies of our Notice of Annual General Meeting in respect of Hang Lung Group Limited, Hang Lung Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in The Standard and Sing Tao Daily for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

COPY

恒隆集團有限公司
HANG LUNG GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.
2. To declare a final dividend.
3. To re-elect directors and authorise the Board of Directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. *"That conditionally on the approval of the share option scheme of Hang Lung Properties Limited*, a subsidiary of the Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, principal terms of which are set out in the summary sent to shareholders with this Notice and the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "Share Option Scheme") by the shareholders at the annual general meeting of Hang Lung Properties Limited, and conditionally on The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the Share Option Scheme, the Share Option Scheme be approved to be the share option scheme for Hang Lung Properties Limited and that the Board of Directors of Hang Lung Properties Limited or a duly authorised committee thereof be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and to take all such steps as may be necessary or desirable to implement the Share Option Scheme and to vote on any matter connected therewith notwithstanding that they or any of them may be interested in the same."

To consider and, if thought fit, pass the following resolution as Special Resolution:

7. "That the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) inserting the words "(including an electronic communication)" after the words "non-transitory form" in the definition of ""writing" or "printing""; and

(b) inserting after the expression "newspaper" the following new expressions:

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;

"communication" shall include a communication comprising sounds or images or both;

"electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunication system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;

B. by adding the following at the end of *Article 167(B)*:

"(C) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents.

(D) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents.";

C. by adding the following after the words "Chinese language newspaper" in the sixth line in Article 171:

"or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a *notice of availability*"). The *notice of availability may be given to members by placing it on the* Company's computer network or by electronic communication or any of the means set out in this Article.";

D. by adding the words "or documents" after the words "In the case of joint holders of a share, all notices" in the sixth line in Article 171;

E. by altering Article 173 in the following manner:

(a) adding the words "or document" after the words "Any notice" in the first line in Article 173; and

(b) adding the following at the end of Article 173:

"Any notice or document sent by electronic communication shall be deemed to be given on the day on which it is transmitted from the server or other transmitting device of the Company or its agent. A document placed on the Company's computer network is deemed sent by the Company on the day following that on which a notice of availability is deemed served on the member. A notice of availability placed on the Company's computer network is deemed served on the member on the day it is uploaded onto the Company's computer network.";

F. by adding the words "or served by any means permitted by and" after the words "registered address of any member" in the first line in Article 176; and

G. by inserting the following new Article 177A immediately after the existing Article 177:

"Any notice or document (including the relevant financial documents or the summary financial report) may be given to a member in either the English language or the Chinese language (or both), subject to due compliance with all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time.""

8. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 8th October, 2002

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. The Register of Members will be closed from Wednesday, 13th November, 2002 to Frdiay, 15th November, 2002, both days *inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all* transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 12th November, 2002.
3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.
4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.
6. A summary setting out the principal terms of the Share Option Scheme of Hang Lung Properties Limited referred to in Resolution No. 6 above is appended to this Notice.
7. In relation to Resolution No. 7 above, approval is being sought from the members for amending the Articles so as to permit the Company to take advantage of new legislation which offers members the choice to receive the summary financial report in place of the Company's financial documents and the choice to forego receipt of a printed copy of either the summary financial report or the Company's financial documents or any corporate documents in favour of relying on the versions of those documents published on the Company's computer network, and also allow the Company to send corporate documents in either English or Chinese language.

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Monday, 25th November, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.
2. To declare final dividend.
3. To re-elect directors and authorise the Board of Directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.
5. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 8th October, 2002

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. The proposed final dividend, if approved by the shareholders at the Annual General Meeting on 25th November, 2002, will be paid on 29th November, 2002 to shareholders whose names appear on the Registers of Members on 4th October, 2002.

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

12th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Offer Document

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms Piera Lam of the Exchange on 11 October, 2002 at 7:45 p.m. and by Mr. Larry Chan of the SFC on 12 October, 2002 at 11:50 a.m.. The document may be published on 15 October, 2002.

Should you have any queries, please contact Ms. Rebecca Hu on 28790364.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Velencia Lee
Senior Corporate Finance Manager

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Facsimile (852) 2868 6086
Telephone (852) 2879 0111

COPY

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Grand Hotel Holdings Limited, you should at once hand this document and the accompanying form(s) of acceptance and transfer to the purchaser or transferee or to the bank or stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

恒隆地產
HANG LUNG PROPERTIES

HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

UNCONDITIONAL CASH OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF AP STAR LIMITED, A WHOLLY-OWNED SUBSIDIARY OF HANG LUNG PROPERTIES LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN GRAND HOTEL HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY AP STAR LIMITED AND PARTIES ACTING IN CONCERT WITH IT) AND PROPOSED PRIVATISATION OF GRAND HOTEL HOLDINGS LIMITED

Financial adviser to Hang Lung Properties Limited

PLATINUM
Securities

Financial adviser to the independent board committee of Grand Hotel Holdings Limited

CAZENOVE
Cazenove Asia Limited

A letter from Platinum containing, among other things, details of the terms of the Offers is set out on pages 11 to 20 of this document.

A letter from the Independent Board Committee containing its recommendation in respect of the Offers is set out on page 21 of this document. A letter from Cazenove containing its advice to the Independent Board Committee in respect of the Offers is set out on pages 22 to 44 of this document.

The procedures for acceptance and settlement of the Offers are set out on pages 45 to 53 in Appendix I to this document and in the accompanying form(s) of acceptance and transfer. Acceptances of the Offers must be received by Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on 5th November, 2002 or such later time and/or date as may be announced by the Offeror and which is in compliance with the Takeovers Code.

15th October, 2002

CONTENTS

In this document, the following expressions have the meanings set out below unless the context requires otherwise:

"A Shares"	ordinary A shares of nominal value of HK$0.10 each in the capital of GHH;
"A Share Offer"	the unconditional cash offer by Platinum on behalf of the Offeror to acquire all the A Shares in issue (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it), details of which are set out in this document;
"Acquisitions"	the acquisitions by the HLP Group of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares under the S&P Agreement, being an interest representing approximately 74.1% and 69.6% of the A Shares and B Shares respectively in issue as at the Latest Practicable Date;
"Announcements"	the First Announcement and the joint announcement dated 29th August, 2002 made by HLG, HLP and GHH in relation to the Offers;
"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"B Shares"	ordinary B shares of nominal value of HK$0.01 each in the capital of GHH;
"B Share Offer"	the unconditional cash offer by Platinum on behalf of the Offeror to acquire all the B Shares in issue (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it), details of which are set out in this document;
"Cazenove"	Cazenove Asia Limited, a registered investment adviser and a registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee in respect of the terms of the Offers;
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing;
"Chesterton"	Chesterton Petty Limited, the independent valuer of the properties owned by GHH;

"Cole"	Cole Limited, being the trustee for certain trusts holding shares in HLG, HLP and GHH. An associate of Mr. Gerald Lokchung Chan, a non-executive director of HLG, is a member of a wide class of discretionary objects of one of the trusts;
"Companies Ordinance"	Companies Ordinance (Chapter 32 of Laws of Hong Kong);
"Completion"	completion of the S&P Agreement;
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules;
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates;
"First Announcement"	the joint announcement dated 28th August, 2002 made by HLG, HLP and GHH in relation to the Acquisitions and the transactions contemplated thereunder;
"GHH"	Grand Hotel Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;
"GHH Board"	the board of GHH Directors;
"GHH Director(s)"	directors of GHH;
"GHH Group"	GHH and its subsidiaries;
"HLG"	Hang Lung Group Limited (formerly known as "Hang Lung Development Company, Limited"), a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"HLG Group"	HLG and its subsidiaries;
"HLP"	Hang Lung Properties Limited (formerly known as "Amoy Properties Limited"), a company incorporated in Hong Kong, the ordinary shares of which are listed on the Stock Exchange and is held as to approximately 61.6% by its controlling shareholder, HLG;
"HLP Directors"	directors of HLP;
"HLP Group"	HLP and its subsidiaries;
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

"Independent Board Committee"	an independent committee of the GHH Board comprising solely Mr. Robert Steer Huthart, appointed to advise the Independent Shareholders in respect of the Offers;
"Independent Shareholders"	Shareholders other than the Offeror and parties acting in concert with it;
"Latest Practicable Date"	12th October, 2002, being the latest practicable date prior to the printing of this document for ascertaining certain information in this document;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Offeror"	AP Star Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of HLP;
"Offers"	the A Share Offer and the B Share Offer;
"Platinum"	Platinum Securities Company Limited, a registered investment adviser and a registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);
"Registrar"	Computershare Hong Kong Investor Services Limited, the share registrar of the Company, which is situated at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong;
"S&P Agreement"	the conditional sale and purchase agreement dated 28th August, 2002 entered into between, among others, HLP and HLG relating to the Acquisitions;
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong;
"SFC"	the Securities & Futures Commission of Hong Kong;
"Shares"	the A Shares and the B Shares;
"Shareholder(s)"	holder(s) of A Shares and/or B Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong; and
"%"	percentage.

EXPECTED TIMETABLE

2002

All references to time are Hong Kong time

Opening date of the Offers	Tuesday, 15th October
Latest time and date for receiving acceptance of the Offers *(Note 1)*	4:00 p.m. on Tuesday, 5th November
Closing date of the Offers *(Note 1)*	Tuesday, 5th November
Teletext announcement in respect of the closing of the Offers and results of the Offers through the Stock Exchange	7:00 p.m. on Tuesday, 5th November
Announcement in respect of the closing of the Offers and results of the Offers to appear in newspapers on	Wednesday, 6th November
Latest date for the despatch of remittances in respect of valid acceptances received under the Offers *(Note 2)*	Friday, 15th November

Notice of compulsory acquisition will be given at any time after the 90% acceptance level is achieved *(Note 3)*.

Notes:

1. The Offers, which are unconditional, will remain open for acceptance until 4:00 p.m. on Tuesday, 5th November, 2002. While the Offeror has no intention of revising or extending the Offers beyond this date, it reserves the right to do so. The Offeror also reserves the right to extend the Offers in order to allow it to achieve the level of acceptance necessary to enable it to avail itself of the compulsory acquisition provisions under the Companies Ordinance. Pursuant to the Takeovers Code, the Offers may not remain open for acceptance for more than four months from 15th October, 2002 (being the date of posting of this document) unless the Offeror has by that time become entitled to exercise such powers of compulsory acquisition. As stated in the section headed "Compulsory acquisition and withdrawal of listing of GHH" in the letter from Platinum, the Offeror intends to exercise its rights of compulsory acquisition.

2. Remittances in respect of valid acceptances will be despatched to the relevant Independent Shareholders by ordinary post within 10 days after the receipt of duly completed acceptances by the Registrar.

3. Before the notice of compulsory acquisition is issued, an announcement will be made when the 90% acceptance level is achieved and that the Offeror will proceed to compulsory acquisition.

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

Executive Directors:
Ronnie Chichung Chan *(Chairman)*
Nelson Wai Leung Yuen
Terry Sze Yuen Ng

Non-executive Director:
Laura Lok Yee Chen

Independent non-executive Directors:
Shang Shing Yin
Ronald Joseph Arculli
Hon Kwan Cheng
Robert Steer Huthart

Registered office:
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

15th October, 2002

To the Independent Shareholders

Dear Sir or Madam,

**UNCONDITIONAL CASH OFFERS BY
PLATINUM
ON BEHALF OF THE OFFEROR
TO ACQUIRE ALL THE ISSUED SHARES IN GHH
(OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED
BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT)
AND
PROPOSED PRIVATISATION OF GHH**

INTRODUCTION

On 28th August, 2002, HLG, HLP and GHH announced that, among others, HLG and HLP had entered into the S&P Agreement in relation to the purchase by the HLP Group of the entire interest of the HLG Group in GHH, being 460,575,581 A Shares and 417,686,735 B Shares, at agreed prices of HK$1.84 per A Share and HK$0.184 per B Share. Completion took place on 9th October, 2002.

Following Completion, the Offeror and parties acting in concert with it are interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and the B Shares respectively in issue. In compliance with Rule 26.1 of the Takeovers Code, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers to acquire all the issued Shares not already owned or agreed to be acquired by the Offeror or parties acting in concert with it.

The purpose of this document is to provide you with, among others, information relating to the Offers. The principal terms of the Offers are set out in this letter, in the letter from Platinum on pages 11 to 20 of this document, in Appendix I to this document and in the accompanying form(s) of acceptance and transfer. The letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in relation to the Offers is set out on page 21 of this document. The letter from Cazenove containing its advice and recommendation to the Independent Board Committee in relation to the Offers is set out on pages 22 to 44 of this document.

THE OFFERS

Pursuant to Rule 26.1 of the Takeovers Code, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers, on the terms set out in this document and the accompanying form(s) of acceptance and transfer, to acquire all the Shares in issue other than those already owned or agreed to be acquired by the Offeror or parties acting in concert with it. The Offers comprise the A Share Offer and the B Share Offer and are made on the following basis:

A Share Offer: **offer price of HK$1.84 in cash for each A Share,** which is equivalent to the agreed value per A Share under the Acquisitions; and

B Share Offer: **offer price of HK$0.184 in cash for each B Share,** which is equivalent to the agreed value per B Share under the Acquisitions.

Under the Takeovers Code, the Offeror is required to make the Offers to the Shareholders other than those who are parties acting in concert with it. Cole, Platinum and Mr. Ronald Joseph Arculli, a director of both GHH and HLP and is also a Shareholder, have been deemed by the SFC as parties acting in concert with the Offeror. However, as stated in the letter from Platinum, for the purposes of the compulsory acquisition provisions under the Companies Ordinance, the Offeror will also offer to purchase the Shares held by Cole, Platinum and Mr. Ronald Joseph Arculli at the same prices as the offer prices of the Offers after closing of the Offers. Their respective intentions as to whether or not they will sell their Shares to the Offeror are not known at this stage. As stated in the letter from Platinum, such Shares will not be considered as disinterested Shares counting towards the 90% acceptance level under Rule 2.11 of the Takeovers Code.

Other than the A Shares and the B Shares, GHH does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital (including non-transferable options)).

By accepting the Offers, the Independent Shareholders will sell their Shares and all rights attached to them to the Offeror at HK$1.84 for each A Share and HK$0.184 for each B Share, including the right to receive all dividends and distributions to be declared, made or paid on or after 9th October, 2002 except for the proposed final dividend of HK$0.01 per A Share and HK$0.001 per B Share of GHH for the year ended 30th June, 2002 to be approved at its forthcoming annual general meeting convened to be held on 25th November, 2002. Such final dividend, if approved, is expected to be paid on 29th November, 2002.

Further terms and conditions of the Offers, including the procedures for acceptance, are set out in the letter from Platinum on pages 11 to 20 of this document, in Appendix I to this document, and in the accompanying form(s) of acceptance and transfer.

INFORMATION ON GHH

Background and principal activities

After HLP completed the Acquisitions under the S&P Agreement, GHH is now a subsidiary of HLP. The principal activities of GHH are investment holding, and through its subsidiaries, ownership and management of hotels and serviced apartments. GHH owns and manages the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

Financial information

The following table sets out a summary of the audited consolidated results of the GHH Group for the three years ended 30th June, 2002:

	For the year ended 30th June,		
	2000	**2001**	**2002**
	HK$' million	*HK$' million*	*HK$' million*
Turnover	264.2	271.9	224.4
Net profits attributable to Shareholders	21.3	33.0	18.2

The audited consolidated net asset value of the GHH Group as at 30th June, 2002 was approximately HK$1,673.5 million, representing HK$2.46 per A Share and HK$0.246 per B Share.

The audited consolidated net asset value per A Share and per B Share as at 30th June, 2002 adjusted by reference to the latest valuation of the real properties of GHH as at 28th August, 2002 and the value of the management contract of The Wesley are HK$1.84 and HK$0.184 respectively. There is no foreseeable potential tax liability in the context of Rule 11.3 of the Takeovers Code.

Shareholding structure

Set out below is a table showing the shareholding structure of GHH after HLP completed the Acquisitions under the S&P Agreement:

	Number of A Shares	%	Number of B Shares	%
Parties acting in concert with the Offeror:				
HLP Group	460,575,581	74.09	417,686,735	69.61
Cole *(Note 1)*	15,765,607	2.54	20,396,065	3.40
Ronald Joseph Arculli *(Note 2)*	171,879	0.03	199,985	0.03
Platinum *(Note 3)*	580,000	0.09	—	—
Subtotal	477,093,067	76.75	438,282,785	73.04
Independent Shareholders	144,538,159	23.25	161,717,215	26.96
Total	621,631,226	100	600,000,000	100

Notes:

1. Cole is the trustee for certain trusts holding shares in HLG, HLP and GHH. An associate of Mr. Gerald Lokchung Chan, a non-executive director of HLG, is a member of a wide class of discretionary objects of one of the trusts.

2. An independent non-executive director of HLP and GHH.

3. The financial adviser to HLP.

Further information

Your attention is drawn to Appendix II to this document which contains further financial information on the GHH Group, and to the additional information set out in Appendix V to this document.

INTENTION OF THE OFFEROR REGARDING THE GHH GROUP

Your attention is drawn to the letter from Platinum as set out on pages 11 to 20 of this document in relation to the intention of the Offeror regarding the GHH Group.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING OF GHH

Your attention is drawn to the letter from Platinum as set out on pages 11 to 20 of this document in relation to the intention of the Offeror with regard to the listing of GHH and certain statements made by the Stock Exchange concerning the maintenance of the prescribed minimum public float on the Stock Exchange and future acquisitions and disposals of assets by the GHH Group.

If valid acceptances are received by the Offeror (and not, unless permitted by the Takeovers Code, withdrawn) for each of the classes of A Shares and B Shares amounting to not less than 90% in value of (i) the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made; and (ii) the A Shares and the B Shares respectively in issue other than those already owned by the Offeror, it is the intention of the Offeror to avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

In the event that the 90% acceptance levels referred to above are not achieved, GHH will seek the approval of the Independent Shareholders for the withdrawal of listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders should note that if they elect not to accept the Offers and the listing of the Shares on the Stock Exchange is subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

The Stock Exchange has stated that subject to GHH maintaining its listing and prescribed minimum public float on the Stock Exchange, it will closely monitor all future acquisitions or disposals of assets by GHH. The Stock Exchange has indicated that it has the discretion to require GHH to issue a circular to its Shareholders irrespective of the size of the proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of GHH. The Stock Exchange also has the power to aggregate a series of transactions and any such transaction may result in GHH being treated as if it were a new listing applicant.

PROCEDURES FOR ACCEPTANCE OF THE OFFERS

Your attention is drawn to Appendix I to this document and to the accompanying form(s) of acceptance and transfer which set out the procedures for acceptance of the Offers.

To accept the Offers, Independent Shareholders should complete the accompanying form(s) of acceptance and transfer in accordance with the instructions printed thereon and the instructions form part of the terms and conditions of the Offers.

The completed form(s) of acceptance and transfer should then be forwarded, together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which you intend to accept the Offers, by post or by hand to the Registrar, **Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, marked "GHH Offers" on the envelope, as soon as practicable after receipt of the form(s) of acceptance and transfer but in any event, so as to reach the Registrar by no later than 4:00 p.m. on Tuesday, 5th November, 2002 or such later time and/or date as may be announced by the Offeror and which is in compliance with the Takeovers Code.**

ADVICE

The GHH Board comprises eight GHH Directors. Three of them are executive GHH Directors, one is a non-executive GHH Director and four are independent non-executive GHH Directors. The executive GHH Directors are not considered independent to opine on the terms of the Offers. The non-executive GHH Director, Ms. Laura Lok Yee Chen, is a common director of both HLP and GHH and hence she is not considered independent to opine on the terms of the Offers. In respect of the independent non-executive GHH Directors, Mr. Hon Kwan Cheng and Mr. Shang Shing Yin are common directors of HLP and GHH and hence they are also not considered independent to opine on the terms of the Offers. Since Mr. Ronald Joseph Arculli holds shares in HLG, HLP and GHH, he is also not considered independent to opine on the terms of the Offers. As a result, the GHH Board has proposed that Mr. Robert Steer Huthart be the only member of the Independent Board Committee to opine on the terms of the Offers and to make a recommendation to the Independent Shareholders in connection with the Offers. Your attention is drawn to the letter from the Independent Board Committee as set out on page 21 of this document which sets out its recommendation to the Independent Shareholders regarding the Offers. The letter from Cazenove containing its advice and recommendation to the Independent Board Committee in relation to the Offers is set out on pages 22 to 44 of this document.

ADDITIONAL INFORMATION

Your attention is drawn to the letter from Platinum, which follows this letter and contains details of the Offers, information on the Offeror and the intention of the Offeror regarding the future of the GHH Group.

Your attention is also drawn to the additional information as set out in the appendices to this document.

By Order of the Board
Terry Sze Yuen Ng
Executive Director

PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

15th October, 2002

To the Independent Shareholders

Dear Sir or Madam,

**UNCONDITIONAL CASH OFFERS BY
PLATINUM
ON BEHALF OF THE OFFEROR
TO ACQUIRE ALL THE ISSUED SHARES IN GHH
(OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED
BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT)
AND
PROPOSED PRIVATISATION OF GHH**

INTRODUCTION

On 28th August, 2002, HLG, HLP and GHH announced that, among others, HLG and HLP had entered into the S&P Agreement in relation to the purchase by the HLP Group of the entire interest of the HLG Group in GHH, being 460,575,581 A Shares and 417,686,735 B Shares, at agreed prices of HK$1.84 per A Share and HK$0.184 per B Share. Completion took place on 9th October, 2002.

Following Completion, the Offeror and parties acting in concert with it are interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and the B Shares respectively in issue. In compliance with Rule 26.1 of the Takeovers Code, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers to acquire all the issued Shares not already owned or agreed to be acquired by the Offeror or parties acting in concert with it.

The attention of the Independent Shareholders is drawn to the letter from the GHH Board on pages 5 to 10 of this document. Independent Shareholders are also advised to read the letter from the Independent Board Committee on page 21 of this document and the letter of advice from Cazenove, the independent financial adviser to the Independent Board Committee, on pages 22 to 44 of this document, which recommends acceptance of the Offers.

This letter sets out details of the terms of the Offers, together with information relating to the Offeror and its intention regarding the future of the GHH Group.

THE OFFERS

Pursuant to Rule 26.1 of the Takeovers Code, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers, on the terms set out in this document and the accompanying form(s) of acceptance and transfer, to acquire all the Shares in issue other than those already owned or agreed to be acquired by the Offeror or parties acting in concert with it. The Offers comprise the A Share Offer and the B Share Offer and are made on the following basis:

A Share Offer:	**offer price of HK$1.84 in cash for each A Share,** which is equivalent to the agreed value per A Share under the Acquisitions; and
B Share Offer:	**offer price of HK$0.184 in cash for each B Share,** which is equivalent to the agreed value per B Share under the Acquisitions.

Under the Takeovers Code, the Offeror is required to make the Offers to the Shareholders other than those who are parties acting in concert with it. Cole, Platinum and Mr. Ronald Joseph Arculli, a director of both GHH and HLP and is also a Shareholder, have been deemed by the SFC as parties acting in concert with the Offeror. However, for the purposes of the compulsory acquisition provisions under the Companies Ordinance, the Offeror will also offer to purchase the Shares held by such concert parties after closing of the Offers at a price of HK$1.84 per A Share and a price of HK$0.184 per B Share, which are equivalent to the offer price for each A Share and the offer price for each B Share respectively under the Offers. Their respective intentions as to whether or not they will sell their Shares to the Offeror are not known at this stage. Such Shares will not be considered as disinterested Shares counting towards the 90% acceptance level under Rule 2.11 of the Takeovers Code.

Other than the A Shares and the B Shares, GHH does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital (including non-transferable options)).

Further terms and conditions of the Offers, including the procedures for acceptance, are set out in Appendix I to this document and in the accompanying form(s) of acceptance and transfer.

Total consideration and financial resources

In the event that each of the A Share Offer and the B Share Offer is accepted in full, the aggregate amount payable by the Offeror under the A Share Offer and the B Share Offer would be approximately HK$266 million and HK$29.8 million respectively, being approximately HK$295.8 million in aggregate. Platinum, the financial adviser to the Offeror, is satisfied that sufficient resources are available to the Offeror to satisfy acceptances of the Offers in full. The Offers will be funded by the internal resources of the HLP Group.

Effect of accepting the Offers

By accepting the Offers, the Independent Shareholders will sell their Shares and all rights attached to them to the Offeror at HK$1.84 for each A Share and HK$0.184 for each B Share, including the right to receive all dividends and distributions to be declared, made or paid on or after 9th October, 2002 except for the proposed final dividend of HK$0.01 per A Share and HK$0.001 per B Share of GHH for the year ended 30th June, 2002 to be approved at its forthcoming annual general meeting convened to be held on 25th November, 2002. Such final dividend, if approved, is expected to be paid on 29th November, 2002.

Acceptance of the Offers will be irrevocable and not capable of being withdrawn, except as permitted under the Takeovers Code.

Stamp duty

Seller's ad valorem stamp duty at a rate of HK$1 for every HK$1,000 or part thereof of the amount payable in respect of relevant acceptances will be payable by the accepting Independent Shareholders and will be deducted from the amount payable to such accepting Independent Shareholders on acceptance of the Offers and paid to the stamp duty office by the Offeror on behalf of such accepting Independent Shareholders.

REASONS FOR THE OFFERS

Looking for opportunities to build up its land bank for future developments and acquiring investment properties to enhance its investment property portfolio is part of the ordinary course of business of the HLP Group. It is also a preference of property companies to acquire properties in close proximity to their existing properties to facilitate efficient management and create synergy. It is, therefore, logical and strategically important for the HLP Group to acquire the Grand Tower Hotel, the Grand Plaza Hotel and the Grand Plaza Apartments, which are, respectively, already an integral part of, and contiguous to, the Grand Tower Arcade and Kornhill Plaza owned and operated by the HLP Group. The Acquisitions are, therefore, especially attractive and would enable the HLP Group to build up its property portfolio and to enhance efficiency of management and economies of scale. The HLP Directors believe the Acquisitions will have the benefit of adding approximately 702,620 square feet of investment properties to the existing property portfolio of the HLP Group.

Though the resources used for the Acquisitions could alternatively be deployed for acquiring other properties in Mongkok and Quarry Bay, properties available for sale in such developed areas are very limited and the chances of acquiring comparable plots are very low. In addition, it may involve the acquisition of old buildings and the vacating of existing residents which would be a lengthy and cumbersome task, and hence, a costly process. Therefore, the Acquisitions are attractive to the HLP Group as they enable the HLP Group to acquire the existing buildings of the GHH Group, en bloc, which can be readily converted into revenue generating properties of the HLP Group. The timing involved in the conversion of these two properties will be substantially less than that required for land acquisition, demolition and construction. With minimal conversion work required and the only approval required is for buildings work, they can expediently become investment properties contributing to the revenue of the HLP Group.

The plan is to convert the Grand Tower Hotel into offices with ancillary commercial facilities as leasing of offices in that prime location and commercial centre is expected to be more profitable than operating a hotel today. There are other office-buildings in Mongkok which may compete with the converted Grand Tower Hotel. However, the Grand Tower Hotel is situated on one of busiest commercial streets in Hong Kong, Nathan Road, and is conveniently located near the Mongkok Mass Transit Railway Station. Its renovation will further set it apart from the office buildings nearby. Its strategic location and the refurbished interior will provide it with much advantage over competition in the area. Furthermore, HLP is currently already operating four office buildings, namely Ritz Building, Park-In Commercial Centre, Hollywood Plaza and Argyle Centre Phase I in the same district which should result in further synergy in property management. Based on the HLP property portfolio yielding between a range of 6% to 8%, the HLP Directors would endeavour to achieve a similar yield for the converted property.

Meanwhile, the Grand Plaza Hotel will be converted into serviced apartments so that the entire block becomes serviced apartments. The benefit of converting the Grand Plaza Hotel into serviced apartments will largely come from significant enhancement of cost efficiency and effectiveness. The size of the staff required to manage the serviced apartments is expected to be significantly smaller than that for managing a hotel as the operation of a hotel would require staff to be on duty at all times. This would not be required for serviced apartments. Furthermore, as there are not many recognised sizeable serviced apartment blocks in close proximity to the Grand Plaza Hotel in Kornhill, competition is limited. In addition, the range of possible tenants for serviced apartments is much wider than the hotel market as Hong Kong residents or expatriates do not typically rent hotel rooms on a medium to long term basis. However, people such as single professionals, married couples without children as well as short-term visitors to Hong Kong may consider leasing serviced apartments. Since the serviced apartment block in the Kornhill area is close to the Taikoo Mass Transit Railway Station, it provides convenient transportation for the residents and attracts potential tenants. The existing serviced apartments in Kornhill, the Grand Plaza Apartments, has achieved over 90% occupancy rate for the last three financial years ended 30th June, 2002 and the average revenue generated therefrom per room is higher than that generated from hotel rooms within the GHH Group. Given the high occupancy rate, it is believed that serviced apartments in the Kornhill area are in demand.

With the two properties converted, the management of HLP expects better returns on investment to be generated through enhanced economies of scale. There will be limited governmental approval required in the conversion given that there is no change in the land use. The only approval required is for buildings work which is a standard application for any conversion work. It is estimated that the conversions of the Grand Tower Hotel and the Grand Plaza Hotel will require approximately HK$70 million and HK$10 million respectively. The HLP Directors are of the view that, by carrying out the changes outlined above, HLP will be able to realise the maximum potential value from the properties for the shareholders of HLP.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING OF GHH

If valid acceptances are received by the Offeror (and not, unless permitted by the Takeovers Code, withdrawn) for each of the classes of A Shares and B Shares amounting to not less than 90% in value of (i) the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made; and (ii) the A Shares and the B Shares respectively in issue other than those

already owned by the Offeror, it is the intention of the Offeror to avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Independent Shareholders should note the possibility that their shareholdings in GHH may in due course be compulsorily acquired by the Offeror. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

In the event that the 90% acceptance levels referred to above are not achieved, GHH will seek the approval of the Independent Shareholders for the withdrawal of listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders should note that if they elect not to accept the Offers and the listing of the Shares on the Stock Exchange is subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares. In addition, under such circumstances, GHH will cease to be subject to the Listing Rules and these Shareholders will become investors in a less regulated company with less transparency, more limited financial reporting requirements and with fewer opportunities to vote on significant acquisitions or realisations of significant assets, than would be the case for a publicly traded company listed on the Stock Exchange.

Subject to GHH maintaining its listing and prescribed minimum public float on the Stock Exchange, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by GHH. The Stock Exchange has the discretion to require GHH to issue a document to its Shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of GHH. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in GHH being treated as if it were a new listing applicant.

INFORMATION ON THE OFFEROR

The Offeror is a company incorporated in Hong Kong with limited liability. It has not carried on any business activities since its incorporation other than those relating to the Acquisitions. The Offeror is a wholly-owned subsidiary of HLP. The board of directors of the Offeror comprises Mr. Ronnie Chichung Chan, Mr. Nelson Wai Leung Yuen, Mr. Wilfred Sai Leung Ho and Mr. Terry Sze Yuen Ng.

Mr. Ronnie Chichung Chan, aged 52, joined the HLG Group in 1972, was appointed to the board of HLP in 1986 and became its Chairman in 1991. He is also Chairman of HLG and GHH. Mr. Chan serves on the Board of Directors of Standard Chartered PLC. He is a Vice-President of The Real Estate Developers Association of Hong Kong, Chairman of Hong Kong - United States Business Council and of Asia Business Council, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center and a Governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has a Master of Business Administration degree from the University of Southern California, United States of America.

Mr. Nelson Wai Leung Yuen, aged 51, has been with the HLG Group since 1978 when he joined as its Financial Controller. When HLP became a member of HLG in 1980, he began to assume operating responsibility in various areas of HLP's activities. In 1986 he became an Executive Director of HLP and was appointed Managing Director in 1992. Prior to joining the HLG Group, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, the United Kingdom, a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry-related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of HLG and GHH.

Mr. Wilfred Sai Leung Ho, aged 64, joined HLG in 1977, and became an Executive Director in 1993. He was appointed as an Executive Director of HLP in August 2000. Mr. Ho has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining the HLG Group, Mr. Ho was an architect with the Hong Kong Government. Mr. Ho is also an Executive Director of HLG.

Mr. Terry Sze Yuen Ng, aged 42, has been with the HLG Group as an Executive Director since 2001. Prior to joining the HLG Group, Mr. Ng was the Executive Director and Chief Financial Officer of Giordano International Limited, where he had worked since 1993. Mr. Ng has also worked in the Finance Division and the Listing Division of The Stock Exchange of Hong Kong Limited for more than five years. During his time there, Mr. Ng was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a Bachelor of Commerce degree from the University of New South Wales, Australia, as well as a Master of Business Administration degree from the Asia International Open University. Mr. Ng is also an Executive Director of HLG and GHH.

INTENTION OF THE OFFEROR REGARDING THE GHH GROUP

Business

The Offeror considers that the most efficient business plan to realise the full potential of these properties would be to carry out the following conversion work on the properties currently owned by GHH:

1. *Grand Tower Hotel*

The fifth to twentieth floors of the hotel will be converted into offices with ancillary commercial facilities as leasing of offices in that prime location and commercial centre would be more profitable than the operation of a hotel.

2. *Grand Plaza Hotel*

The existing 248 hotel rooms will be converted into serviced apartments so that the management of the entire block of serviced apartments can achieve economies of scale.

These two properties were acquired by GHH in 1988. With the changes in the property market over the past 14 years and the fact that it is time to review the scheduled maintenance plans for these properties, the GHH Directors have indicated that an overall review to consider the future plans and renovation of the properties would be appropriate and efficient. Such changes in the use of the properties are accordingly a commercial decision in the ordinary course of business and the Acquisitions would facilitate such a plan.

Upon Completion, the operations of the two properties would be consolidated under the management of the HLP Group for efficiency reasons. With that, only the hotel management contract for The Wesley and the service contract for The Bay Bridge will remain in GHH as active business while the two converted properties would be managed and operated by HLP. With only these two management and service contracts, and with The Wesley management contract estimated to have a negative return, and the two converted properties generating passive income only, the HLP Directors consider that GHH will not have adequate operations nor promising growth potential to warrant a listing status. Such a listed company will be difficult to attract new investors or maintain the investment interest of its existing minority Shareholders. Furthermore, the resources allocated to maintain the listing would also not be cost-beneficial in the longer run. Therefore, the directors of the Offeror intend to privatise GHH and withdraw the listing of the Shares on the Stock Exchange upon completion of the Offers. Save as disclosed in this section headed "Intention of the Offeror regarding the GHH Group", the directors of the Offeror do not intend for any major changes to be introduced in the business, including any redeployment of the fixed assets of the GHH Group. Due to the change in usage of the Grand Tower Hotel and Grand Plaza Hotel into an office building and serviced apartments respectively, the number of staff required to operate these properties after the conversion will be reduced and about 300 staff of the GHH Group will be made redundant. The estimated amount that will be paid to the redundant staff is approximately HK$72 million and has been fully provided for.

GHH Directors

It is the intention of the Offeror that there will be no change in the composition of the GHH Board as a result of the Offers. It is the intention of the Offeror that all existing executive GHH Directors will remain on the GHH Board after the compulsory acquisition.

So long as the Shares remain listed on the Stock Exchange, the Offeror will ensure that a sufficient number of independent directors will continue to be appointed to the GHH Board.

ACCEPTANCE AND SETTLEMENT

(a) **Procedures for acceptance of the Offers**

To accept the Offers, Independent Shareholders should complete the accompanying form(s) of acceptance and transfer in accordance with the instructions printed thereon and the instructions form part of the terms and conditions of the Offers.

The completed form(s) of acceptance and transfer should then be forwarded, together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof), for not less than the number of Shares in respect of which you intend to accept the Offers, by post or by hand, to the Registrar, **Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, marked "GHH Offers" on the envelope, as soon as practicable after receipt of the form(s) of acceptance and transfer but in any event, so as to reach the Registrar by no later than 4:00 p.m. on Tuesday, 5th November, 2002 or such later time and/or date as may be announced by the Offeror and which is in compliance with the Takeovers Code.**

Overseas Shareholders

As the making of the Offers to overseas Shareholders may be affected by the laws of the relevant jurisdictions, overseas Shareholders should inform themselves about and observe any applicable legal requirements.

It is the responsibility of each overseas Shareholder who wishes to accept the Offers to satisfy himself as to the full observance of the laws of the relevant jurisdiction, including the obtaining of any governmental, exchange control or other consents which may be required and compliance with other necessary formalities or legal requirements. Any such overseas Shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and the Offeror, GHH, Platinum and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such overseas Shareholder for any such issue, transfer or other taxes as such person may be required to pay.

The Offers are not being made and will not be made, directly or indirectly, in or into Canada or by the use of mail of, or by any means or instrumentality of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Canada. This includes, but is not limited to post, facsimile transmission, telex and telephone or electronic means. The Offers cannot be accepted by any such use, means or instrumentality or facility from within Canada. Accordingly, copies of this document and the accompanying form(s) of acceptance and transfer are not being, and must not be, mailed or otherwise distributed or sent in, into or from Canada whether by the use of mail or any means or instrumentality of interstate or foreign commerce of, or by any facility of a national securities exchange of, Canada. Persons receiving such documents, including, without limitation, custodians, nominees and trustees, must not distribute or send them in, into or from, Canada and so doing may invalidate any purported acceptance of the Offers. Persons who wish to accept the Offers should not use such mail or any such means or instrumentality or facility for any purpose, directly or indirectly, related to acceptance of the Offers. Envelopes containing form(s) of acceptance and transfer should not be postmarked in Canada or otherwise despatched from Canada and all accepting Shareholders must provide addresses outside Canada for the remittance of any cash, or the return of the relevant form(s) of acceptance and transfer and/or, transfer receipt(s) and/or other document(s) of title and/or, any satisfactory indemnity or indemnities in respect thereof. Any accepting Shareholder who is unable to give the representations and warranties set out in paragraph 7 of Appendix I to this document may be deemed not to have accepted the Offers.

The Offeror reserves the right to notify any matter in relation to the Offers to overseas Shareholders by announcement in a newspaper which may not be circulated in the jurisdictions in which the overseas Shareholders are residents. The notice will be deemed to have been sufficiently given, despite any failure by an overseas Shareholder to receive or see that notice, if it is displayed at the registered office of GHH.

Shareholders, including, without limitation, custodians, nominees and trustees, who would, or otherwise intend to, forward this document and/or, the accompanying form(s) of acceptance and transfer to any jurisdiction outside of Hong Kong, should read the details in this regard which are contained in paragraph 6 of Appendix I to this document before taking any action.

(b) **Settlement of the Offers**

(i) Provided that the relevant form(s) of acceptance and transfer and share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) are in complete and good order and have been received by the Registrar in respect of the Offers by not later than 4:00 p.m. on Tuesday, 5th November, 2002, a cheque for the amount due to each of the Independent Shareholders accepting the Offers, less seller's ad valorem stamp duty payable by each of them, will be despatched to each of them within 10 days from the date on which all the relevant documents necessary to render such acceptance complete and valid are received by the Registrar.

(ii) *Nominee registration*

To ensure equality of treatment of all Shareholders, those registered Shareholders who hold Shares as nominee for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately. In order for the beneficial owners of the Shares whose investments are registered in nominee names to accept the Offers, it is essential that they provide instructions to their nominees of their intentions with regard to the Offers.

All share certificate(s), transfer receipt(s), document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) and remittances sent by or to the Shareholders through the post will be sent by or to them at their own risk.

All such documents and remittances will be sent to them at their respective addresses as they appear in the register of members of the Company (or in the case of joint Shareholders to the Shareholder whose name stands first in the register of members of the Company).

All such documents and remittances will be sent at the risk of the persons entitled thereto and none of the Offeror, GHH, Platinum or any of their respective directors or any other persons involved in the Offers will be responsible for any loss or delay in transmission or any other liabilities that may arise as a result thereof.

(iii) The attention of the Shareholders not resident in Hong Kong is drawn to the section headed "Overseas Shareholders" as set out in Appendix I to this document.

TAXATION

Independent Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offers. It is emphasised that none of the Offeror and Platinum or any of their respective directors or any persons involved in the Offers accepts responsibility for any taxation effects on, or liabilities of, any persons as a result of their acceptance of the Offers.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information as set out in Appendices I to V to this document. Appendix I sets out further terms of the Offers. Appendix II sets out the financial information on the GHH Group. Appendix III sets out the text of the letter, summary of values and valuation certificate received from Chesterton in connection with its valuations of the properties of GHH as at 28th August, 2002. No tax liability will crystallise for the GHH Group on any disposal of any of its investment properties which are the subject of the valuation by Chesterton set out in Appendix III in the context of Rule 11.3 of the Takeovers Code. Appendix IV sets out certain financial information of The Wesley. Appendix V contains general information regarding GHH.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Jeny Lau
Managing Director

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

15th October, 2002

To the Independent Shareholders

Dear Sir or Madam

THE UNCONDITIONAL CASH OFFERS

INTRODUCTION

I refer to the composite offer document dated 15th October, 2002 issued by GHH and the Offeror (the "Document"), of which this letter forms part. Terms defined in the Document shall have the same meanings in this letter unless the context otherwise requires.

Being the only GHH Director who is not interested in the Offers, I have been appointed as the sole member of the Independent Board Committee to consider the terms of the Offers and to advise you as to whether, in my opinion, the terms of the Offers are fair and reasonable so far as the Independent Shareholders are concerned. Cazenove has been appointed as the independent financial adviser to advise me in respect of the terms of the Offers and as to whether to recommend the Independent Shareholders to accept the Offers. Details of its advice and the principal factors taken into consideration in arriving at its advice are set out in its letter on pages 22 to 44 of the Document.

I also wish to draw your attention to: (i) the letter from the GHH Board; (ii) the letter from Platinum; (iii) the letter from Cazenove; and (iv) the additional information set out in the appendices to the Document.

RECOMMENDATION

Having considered the principal factors contained in the letter from Cazenove and the advice given by Cazenove, I consider that the terms of the Offers are fair and reasonable and I recommend the Independent Shareholders to accept the Offers. Independent Shareholders who wish to accept the Offers should monitor the share price performance during the offer period. Should the market price of the Shares exceed the offer price of HK$1.84 per A Share or HK$0.184 per B Share, those Independent Shareholders who wish to accept the Offers should consider realising their investments on the stock market. However, Independent Shareholders should be aware that the trading volume of the Shares in the open market may or may not be sufficiently high to enable them to dispose of their Shares.

Yours faithfully,
For and on behalf of
Independent Board Committee
Robert Steer Huthart
Independent non-executive Director

The following is the full text of the letter from Cazenove setting out its advice to the Independent Board Committee in relation to the Offers. Such advice should not be relied on as, a recommendation to any Shareholder as to whether such Shareholder should accept the A Share Offer or the B Share Offer (as the case may be) or act on any matter related thereto.

CAZENOVE

Cazenove Asia Limited

5001 One Exchange Square, 8 Connaught Place, Central, Hong Kong

15th October, 2002

To the Independent Board Committee of
Grand Hotel Holdings Limited

Dear Sirs,

UNCONDITIONAL CASH OFFERS BY PLATINUM ON BEHALF OF THE OFFEROR TO ACQUIRE ALL THE ISSUED SHARES IN GHH (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT) AND PROPOSED PRIVATISATION OF GHH

We refer to our engagement to advise the Independent Board Committee with respect to the Offers, details of which are contained in the composite offer document dated 15th October, 2002 (the "Document") to the shareholders of GHH of which this letter forms part. Cazenove has been retained as an independent financial adviser by GHH to advise the Independent Board Committee as to whether or not the terms of the Offers are fair and reasonable so far as the Independent Shareholders are concerned. Cazenove is independent from and not connected with any of HLP and GHH and their respective associates or parties acting in concert with them and is accordingly considered suitable to give independent advice.

Capitalised terms used in this letter shall have the same meanings as defined elsewhere in the Document unless the context otherwise requires.

In accordance with Rule 2.1 of the Takeovers Code, an Independent Board Committee with Mr. Robert Steer Huthart as the sole member has been appointed to consider the terms of the Offers. Other than Mr. Robert Steer Huthart, none of the GHH Directors are considered to be independent for the purpose of giving any advice or recommendation to the Independent Shareholders in relation to the Offers. For details, please refer to the introduction section in the "Letter from the GHH Board" in the Document.

In formulating our recommendation, we have discussed with (i) the respective management of GHH and HLP, among other things, background of the Offers, the general future outlook for the hotel, serviced apartments and office sectors in Hong Kong and the reasons behind the conversion plan for both the Grand Tower Hotel and the Grand Plaza Hotel and (ii) Chesterton Petty Limited ("Chesterton"), an independent property valuer, among other things, their valuation of the Grand Plaza Hotel (including Club Grand and Grand Plaza Apartments) after taking into account the potential of the conversion of the existing hotel guest rooms into serviced apartments and the hotel portion of the Grand Tower Hotel on the basis that the whole development will be converted into a commercial/office building. We have also relied on the GHH Directors to ensure that the information and facts supplied to us by GHH are true, accurate and complete. We have also assumed that all information, representations and opinions contained or referred to in the Document are true and accurate and the opinions expressed by the experts contained or referred to in the Document are fair and reasonable and accordingly, we have relied on them. We have been advised by the GHH Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the GHH Directors.

The GHH Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Document (other than those relating to the Offeror and its directors) and have confirmed, having made all reasonable enquiries that to the best of their knowledge, opinions expressed in the Document (other than those relating to the Offeror and its directors) have been arrived at after due and careful consideration and there are no other facts not contained in the Document the omission of which would make any statement in the Document misleading. The directors of the Offeror have jointly and severally accepted full responsibility for the accuracy of the information contained in the Document (other than those relating to GHH and the GHH Directors) and have confirmed, having made all reasonable enquiries that to the best of their knowledge, opinions expressed in the Document (other than those relating to GHH and GHH Directors) have been arrived at after due and careful consideration and there are no other facts not contained in the Document the omission of which would make any statement in the Document misleading. We are not responsible for, and have not carried out any independent verification of, the facts, information and views supplied to us. In addition, our opinion is necessarily based on market, economic and industry-specific conditions as they exist on, and the facts, information and views made available to us by the GHH Directors, the directors of the Offeror and Chesterton as at, the date of this letter. Furthermore, our opinion does not address the merits of the underlying decision by the parties to engage in the transaction.

We have reviewed, among other things, GHH's audited financial statements for the year ended 30th June, 2002 and its published annual reports for the two years ended 30th June, 2001 and an independent valuation report of the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel as at 28th August, 2002 from Chesterton. We have reviewed the past performance of the Shares on the Stock Exchange. We have also taken into account the statements of intention made by the directors of the Offeror in connection with the Offers as disclosed in the joint press announcements dated 28th and 29th August, 2002 respectively. Furthermore, we have also taken into account the statements and/or information contained in the circulars of HLG and HLP respectively both dated 20th September, 2002 relating to the Acquisitions, the Offers and the proposed privatisation of GHH. We consider that we have reviewed sufficient information to reach an informed view and to justify relying

on the accuracy of the information contained in the Document to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs or the future prospects of the GHH Group or the HLP Group. We have sought and received confirmation from the respective directors of GHH and the Offeror that there have been no material changes to the plans or intentions of GHH and the Offeror, to the terms and conditions of the Offers, or to the reasons for making the Offers as set out in the Document. GHH has also confirmed that, save for the Offers, it is not aware of any other prevailing competing offer for the Shares.

In assessing the terms of the Offers, we have not considered the tax affairs, or the implications thereof, of the Offers on the Independent Shareholders. Accordingly, neither us nor any of our directors or affiliates accepts responsibility for any tax or other effects on, or liabilities of, any person or persons as a result of their acceptance or rejection of the Offers. Independent Shareholders, whether in Hong Kong or in any other jurisdictions are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of accepting or rejecting the Offers.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken into consideration the following principal factors:

Background of the Offers

On 28th August, 2002, HLP and its wholly-owned subsidiary and HLG and its wholly-owned subsidiary entered into the S&P Agreement pursuant to which, among other things, HLP agreed to purchase, or procure to purchase, from HLG or its wholly-owned subsidiaries, their entire interests in 460,575,581 A Shares at approximately HK$847.5 million in aggregate and 417,686,735 B Shares at approximately HK$76.9 million in aggregate. The total consideration for the Acquisitions, which amounted to approximately HK$924.4 million was calculated based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively. As HLG is the holding company of HLP, holding approximately 61.6% of its issued share capital, the Acquisitions constituted connected transactions for each of HLG and HLP under the Listing Rules and were subject to the approval of the independent shareholders of each of HLG and HLP. The respective independent shareholders of HLG and HLP approved the Acquisitions on 8th October, 2002.

Following Completion on 9th October, 2002, the Offeror and parties acting in concert with it are interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and the B Shares in issue respectively. In compliance with Rule 26.1 of the Takeovers Code, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers for all the issued Shares not already owned or agreed to be acquired by the Offeror or parties acting in concert with it.

Terms of the Offers

Pursuant to Rule 26.1 of the Takeovers Codes, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers, on terms set out in this Document and the accompanying form(s) of acceptance and transfer, for all the Shares in issue other than those already owned or agreed to be acquired by the Offeror or parties acting in concert with it. The Offers comprise the A Share Offer and the B Share Offer, which are made on the following basis:

A Share Offer:	**offer price of HK$1.84 in cash for each A Share ("A Share Offer Price")**, which is the same as the agreed value per A Share under the Acquisitions; and
B Share Offer:	**offer price of HK$0.184 in cash for each B Share ("B Share Offer Price")**, which is the same as the agreed value per B Share under the Acquisitions.

Under the Takeovers Code, the Offeror is required to make the Offers to the Shareholders except Shareholders who are parties acting in concert with the Offeror. Cole, Platinum and a director of HLP who is also a Shareholder have been deemed by the SFC as parties acting in concert with the Offeror. Accordingly, the Offers do not extend to the Shares held by them. However, it is the intention of the Offeror to purchase their Shares at the same prices offered for the Shares under the Offers after the closing of the Offers.

As mentioned in the "Letter from the GHH Board" set out in the Document, other than the A Shares and the B Shares, GHH does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital (including non-transferrable options)).

In the event that each of the Offers is accepted in full, the aggregate amount payable by the Offeror under the A Share Offer and the B Share Offer would be approximately HK$266 million and HK$29.8 million respectively, being approximately HK$295.8 million in aggregate.

We note that Platinum is satisfied that sufficient resources are available to the Offeror to satisfy acceptances of the Offers in full. The Offers will be funded by the internal resources of the HLP Group.

The respective offer prices for the A Shares and the B Shares were determined by reference to the purchase prices of HK$1.84 per A Share and HK$0.184 per B Share under the Acquisitions. The market capitalisation of GHH as at the Latest Practicable Date is approximately HK$1,242 million.

Considerations in relation to GHH

1. *Business and financial performance of GHH*

GHH currently owns and manages the Grand Tower Hotel, the Grand Plaza Hotel and Grand Plaza Apartments, and also manages The Wesley and The Bay Bridge. Set out below is a summary of certain relevant information regarding these properties.

Summary of the properties that GHH owns and/or manages

Name of property	Address	Currently owned/ managed by the GHH Group	Lease expires in	No. of rooms	Gross floor area (sq.m)
Grand Plaza Hotel and Grand Plaza Apartments	2 Kornhill Road, Quarry Bay	owned	2059*	Hotel rooms 248 Apartments 242	35,275
Grand Tower Hotel	627 Nathan Road, Mongkok	owned	2060	549	30,000
The Bay Bridge#	123 Castle Peak Road, Yau Kom Tau, Tsuen Wan	managed	2047	438	20,096
The Wesley##	22 Hennessy Road, Wanchai	managed	2047	251	10,977

* With an option to renew for a further term of 75 years

\# Managed on behalf of HLG, being the owner of The Bay Bridge

\## Pursuant to an agreement with Methodist Centre Limited, the GHH Group acquired the rights to manage the property for a term of 20 years commencing 4th February, 1992

Set out below is a summary of the turnover of the GHH Group and profit attributable to the Shareholders for the three years ended 30th June, 2002. A summary of the audited consolidated financial statements of the GHH Group for each of the three years ended 30th June, 2002 is set out in Appendix II to the Document.

Summary of historic audited consolidated results of GHH

	Year ended 30th June, 2000	Year ended 30th June, 2001	2001/2000 Change	Year ended 30th June, 2002	2002/2001 Change
	HK$'million	*HK$'million*	*%*	*HK$'million*	*%*
Turnover					
Hotel Operations	255.5	271.9	+6.4	224.4	-17.5
Interest Income	8.7	—	n/a	—	n/a
Total Turnover	264.2	271.9	+2.9	224.4	-17.5
Profit attributable to Shareholders	21.3	33	+54.9	18.2	-44.8

Breakdown of the turnover for the hotel operations for the three years ended 30th June, 2002 are shown as follow:

	Year ended 30th June, 2000	Year ended 30th June, 2001	2001/2000 Change	Year ended 30th June, 2002	2002/2001 Change
	HK$'million	*HK$'million*	*%*	*HK$'million*	*%*
Turnover from hotel operations					
- Grand Tower Hotel	96.7	100.9	+4.3	80.0	-20.7
- Grand Plaza Hotel	74.3	77.3	+4.0	64.0	-17.2
- Grand Plaza Apartments	46.9	51.3	+9.4	44.4	-13.5
- The Wesley	37.6	42.4	+12.8	36.0	-15.1
Total Turnover from hotel operation	255.5	271.9	+6.4	224.4	-17.5

For the year ended 30th June, 2001, the GHH Group recorded a turnover of approximately HK$271.9 million, all of which was derived from its hotel operations. This represents an increase of approximately 6.4% from that of the previous year. Such increase was mainly attributable to higher average room rates charged by the GHH Group. The average room rate for the GHH Group's properties for the year ended 30th June, 2001 was approximately HK$470 per day, representing an increase of approximately 21% from that of the previous year. With its operating expenses maintained at around the same level as that of the previous year, the increase in turnover was translated into an increase in the profit attributable to Shareholders for the year ended 30th June, 2001 to approximately HK$33 million, representing an increase of approximately 55% from that in the previous year. The average

occupancy rate for the GHH Group's properties for the year ended 30th June, 2001 was approximately 86% and this represented a decrease of approximately 5% from that of the previous year but was higher than the industry average for the same period of approximately 82%.

For the year ended 30th June, 2002, the GHH Group's turnover amounted to approximately HK$224.4 million. This represents a decrease of approximately 17.5% from that of the previous year. Despite the fact that GHH Group's cost of sales remained largely unchanged from that of the previous year and the GHH Group managed to reduce the administrative costs by approximately HK$1.4 million, the reduction in the GHH Group's turnover caused the profit attributable to Shareholders to drop by approximately HK$14.8 million, representing a reduction of approximately 45% from that of the previous year. Such reduction in turnover was mainly attributable to the reduction in average room rate charged by the GHH Group. The average room rate for the GHH Group's properties for the year ended 30th June, 2002 was approximately HK$390 per day, representing a decrease of approximately 17% from that of the previous year. Whereas, the average occupancy rate for the GHH Group's properties for the year ended 30th June, 2002 has increased by 5% from that of the previous year to approximately 90%, which was again higher than the industry average for the same period of approximately 81%. Accordingly, we concur with the GHH Directors' view that the average occupancy rate for the GHH Group's properties was maintained at the expense of a lower average room rate.

(A) Review of the hotel operations

We have set out below the average occupancy rates and the average room rates for each of the Grand Tower Hotel, the Grand Plaza Hotel, the Grand Plaza Apartment and The Wesley for the three years ended 30th June, 2002:

	Occupancy Rates				
Name of property	**For the year ended 30th June, 2000**	**For the year ended 30th June, 2001**	**2001/2000 Change**	**For the year ended 30th June, 2002**	**2002/2001 Change**
	%	%	%	%	%
Grand Tower Hotel*	90	84	-7	89	+6
Grand Plaza Hotel*	90	83	-8	86	+4
Grand Plaza Apartments*	94	92	-2	91	-1
The Wesley*	93	88	-5	93	+6
Overall average	**91**	**86**	**-5**	**90**	**+5**

* Grading for the above properties range between 3-4 stars category

	Average Room Rates				
Name of property	For the year ended 30th June, 2000	For the year ended 30th June, 2001	2001/2000 Change	For the year ended 30th June, 2002	2002/2001 Change
	HK$ per day	*HK$ per day*	%	*HK$ per day*	%
Grand Tower Hotel	320	390	+22	310	-21
Grand Plaza Hotel	450	560	+24	470	-16
Grand Plaza Apartments	560	630	+13	550	-13
The Wesley	320	400	+25	330	-18
Overall average	**390**	**470**	**+21**	**390**	**-17**

According to the Hong Kong Tourism Board, the total number of travellers arriving in Hong Kong has increased by approximately 14% for the first eight months of 2002 when compared to the corresponding period in 2001. Despite this increasing trend in the number of travellers to Hong Kong, there has been, as can be seen from the above table, only a very slight increase in the overall average occupancy rates of the GHH Group's properties from that of the previous year. On the other hand, the overall average room rates of the GHH Group's properties for the corresponding period have decreased noticeably by approximately 17% which contributed to the decline in the GHH Group's turnover from hotel operations for the year ended 30th June, 2002. After considering the past performance of the GHH Group and on the basis that the current operating environment remains unchanged, we concur with the GHH Director's view that the future outlook for the hotel industry in Hong Kong in which the GHH Group operates will remain challenging and occupancy levels can only be maintained at the expense of further reductions in room rates.

The HLP Directors have stated that following Completion on 9th October, 2002, the Grand Tower Hotel will be converted into offices with ancillary commercial facilities and the Grand Plaza Hotel will be converted into serviced apartments, and the properties will be managed by HLP.

As a result of this change in the nature of the activities of the Grand Plaza Hotel and the Grand Tower Hotel, we do not consider the past financial performance of the operations of these two properties relevant in arriving at our opinion in respect of the Offers. However, as GHH will continue to manage The Wesley and The Bay Bridge, we consider it appropriate to review the management contract/agreement for these two properties.

(B) The Wesley

Set out below is an extract from the accounts of The Wesley for the three years ended 30th June, 2002.

	Year ended 30th June,		
	Audited	**Audited**	**Unaudited**
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	37,602	42,378	36,041
Cost of sales	(33,169)	(32,958)	(32,654)
	4,433	9,420	3,387
Loss for the year excluding taxation and payment to Methodist Centre Limited	(5,218)	(170)	(6,017)

The following table illustrates the financial impact of the guaranteed annual payments made by the GHH Group to Methodist Centre Limited, owner of The Wesley, pursuant to the terms of the management contract for The Wesley for each of three years ended 30th June, 2002:

	Year ended 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Loss for the year excluding taxation and payment to Methodist Centre Limited	(5,218)	(170)	(6,017)
Guaranteed minimum payments to Methodist Centre Limited	(8,000)	(8,000)	(9,250)^
Net financial effect of the management contract of The Wesley	(13,218)	(8,170)	(15,267)

^ The guaranteed annual minimum payment to Methodist Centre Limited was calculated on a pro-rata basis and at the rate of HK$8 million per year for the period from 1st July, 2001 to 4th February, 2002 and at the rate of HK$11 million per year for the period from 5th February, 2002 to 30th June, 2002.

According to the financial data for The Wesley as shown above, the net losses for the management contract for The Wesley for the three years ended 30th June, 2002 were approximately HK$13.2 million, HK$8.2 million and HK$15.3 million respectively. Even before the payment of the guaranteed annual minimum payment to the owner of The Wesley of HK$8 million for each of the two years ended 30th June, 2001 and approximately HK$9.25 million for

the year ended 30th June, 2002, the operation of The Wesley pursuant to the management contract was at a loss for each of these three years. Also, we note that the net financial effect of the management contract of The Wesley for the year ended 30th June, 2002 has deteriorated substantially to a loss of approximately HK$15.3 million from a loss of approximately HK$8.2 million for the year ended 30th June, 2001.

According to the terms of the management contract for The Wesley, the guaranteed annual minimum payment to the owner of The Wesley for each of the five years until February 2007 is HK$11 million and for each of the remaining five years until February 2012 is HK$15 million. As shown in the sub-section headed "Review of the hotel operations" above, the average occupancy rates for The Wesley for the two years ended 30th June, 2002 were approximately 88% and 93% respectively and the average room rate for The Wesley for the year ended 30th June, 2002 has fallen to HK$330 per day from HK$400 per day for the previous year, representing a decrease of approximately 18%. With such level of occupancy and room rates, we concur with the view of GHH's management that unless there is a significant rise in room rates, which is less likely in the foreseeable future on the basis that the current operating environment remains unchanged, there is limited scope for any further increase in turnover from room sales.

We also note that the value of the management contract of The Wesley has been determined by the directors of HLG to be an obligation of HK$90 million. Such valuation, which has not been independently verified, has been made with reference to the financial performance of The Wesley for the three financial years ended 30th June, 2002 and to the obligation of the GHH Group to pay the guaranteed annual minimum income to the owner of The Wesley. Based on our discussions with the management of both HLP and GHH, the past financial performance of The Wesley and the financial obligation of the GHH Group under the management contract, we are of the view that the management's assessment on the estimated value of the management contract for The Wesley is fair.

(C) The Bay Bridge

In 1998, the GHH Group entered into a service agreement with the HLG Group, the owner of The Bay Bridge. According to the management of GHH, the GHH Group is remunerated for its services in managing The Bay Bridge on a cost-sharing basis and the contract can be terminated by either party upon three months' written notice. In view of the fact that the GHH Group will only recover its costs incurred in the provision of the services pursuant to such service agreement, the impact on GHH's consolidated profit and loss account and balance sheet is immaterial pursuant to such agreement. Accordingly, we concur with the GHH Directors' view that this service agreement would not have any effect on the consolidated net asset value of the GHH Group.

2. *Future prospects of the GHH Group*

The on-going business of the GHH Group after Completion will comprise the ownership of the Grand Tower Hotel and the Grand Plaza Hotel, the hotel management contract for The Wesley and the service contract for The Bay Bridge.

With respect to the management contract of The Wesley, as noted above, this has resulted in a loss in recent years and the GHH Directors do not expect this to have any positive financial contribution to the GHH Group for the remaining term of the contract. The service contract for The Bay Bridge is on a cost-sharing basis and therefore will not have any residual value.

The Grand Tower Hotel, which is located in the Mongkok area in Kowloon, will be converted into Grade B offices (according to Chesterton). We understand from Chesterton that, despite a fall in the level of rent payable for Grade A and B offices on Hong Kong Island over the past year of approximately 25% to 33% (according to Rating and Valuation Department of Hong Kong), the rent payable for similar grade offices in the Mongkok area has remained stable with single digit vacancy rates. With limited new supply of office space in the Mongkok area expected by Chesterton through to the end of 2003, the present outlook for rental values for Grade B offices in the Mongkok area is stable. Given the low return from investing in GHH (approximately 1.5% based on the profit attributable to the shareholders of GHH for the year ended 30th June, 2002 divided by the adjusted net asset value of GHH of approximately HK$1,254.2 million (before any adjustment for the estimated amount of HK$72 million payable by GHH in respect of certain staff redundancies, as described below) which represents the audited consolidated net asset value of GHH as at 30th June, 2002, as adjusted by reference to the latest valuations of the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel prepared by Chesterton and the value of the management agreement/contract of The Wesley and The Bay Bridge determined by the directors of HLG and the HLP Directors (please refer to Section 4 below headed "Valuation of GHH")) as compared to the current rental yield on offices in the Mongkok area of about 6% to 8% according to Chesterton and the challenging outlook for hotel operations, we concur with the HLP Directors' view that the conversion of the Grand Tower Hotel into offices would enable the operation of this property on a more profitable basis than it continuing to operate as a hotel.

It is the intention of the HLP Directors that the Grand Plaza Hotel, which is located on Hong Kong Island, will be converted into high end serviced apartments. We understand from Chesterton that, high end serviced apartment rentals on Hong Kong Island at the end of the first quarter of 2002 have declined by approximately 13% when compared to the corresponding period in the previous year. Despite the decline in rentals for high end serviced apartments, the current yield on serviced apartments on Hong Kong Island is about 5% to 7% according to Chesterton, which is higher than the return from investing in GHH of approximately 1.5% as calculated above. Moreover, the conversion of the Grand Plaza Hotel into high end serviced apartments (according to the HLP Directors and Chesterton) would be beneficial to GHH mainly as a result of the cost efficiency achieved through the reduction of staff required to manage the serviced apartments. Due to the change in usage of the Grand Tower Hotel and Grand Plaza Hotel into office building and serviced apartments respectively, the number of staff required for operating these properties after the conversion will be reduced and about 300 staff of the GHH Group will be made redundant. The estimated amount that will be paid to the redundant staff is approximately HK$72 million and has been fully provided for. Furthermore, based on the table, "Summary of historic audited consolidated results of GHH" under section 1 headed "Business and financial performance of GHH" above, we note that the average per room revenue generated from the Grand Plaza Apartments is higher than that generated from hotel rooms within the GHH Group and that the Grand Plaza Apartments has achieved an average occupancy rate of over 90% in the last financial year. Given the above and considering the challenging outlook for hotel operations, we concur with the HLP Directors' view that the conversion of the Grand Plaza Hotel into serviced apartments would enable the operation of this property on a more profitable basis than continuing to operate it as a hotel.

We understand from GHH that, for as long as GHH remains separately listed, GHH, as the owner of the Grand Tower Hotel and the Grand Plaza Hotel, will upon conversion of the usage of these properties, enter into a service management agreement with HLP, pursuant to which GHH will receive property investment income/lease income and HLP will be reimbursed for the cost incurred in respect of the management services rendered for such properties on a cost-sharing basis in accordance with Chapter 14 of the Listing Rules. Consequently, prior to the conversion of the usage of these properties and the determination of the management cost, we are not in a position to assess the future profit contribution from these two properties, which had been the major income contributors to GHH as The Wesley had been and will continue to be loss making and The Bay Bridge had not and will not produce any material income. However, as GHH will be substantially a property investment company going forward, we consider that the net asset value, instead of a multiple of earnings, is the most appropriate valuation methodology for valuing GHH as a going concern (please refer to section 4 below headed "Valuation of GHH").

3. *The Offer Price*

(A) Historical share price performance relative to the Offer Price

In considering whether the A Share Offer Price and B Share Offer Price are fair and reasonable, we have considered the A Share Offer Price and B Share Offer Price against the closing prices of the A Shares and B Shares on the Stock Exchange from 4th January, 1999 to 27th August, 2002, being the period ended on the last trading day on which both the A Shares and the B Shares were traded on the Stock Exchange prior to the issue of the announcement of the Offers dated 28th August, 2002. The following charts show the closing prices of the A Shares and the B Shares since 4th January, 1999 relative to the A Share Offer Price and the B Share Offer Price respectively:

Daily closing prices of the A Shares relative to the A Share Offer Price


1.9
1.7
1.5
1.3
1.1
0.9
0.7
Price (HK$)
A Share Offer Price (HK$1.84)
Jan-1999
Apr-1999
Jul-1999
Oct-1999
Jan-2000
Apr-2000
Jul-2000
Oct-2000
Jan-2001
Apr-2001
Jul-2001
Oct-2001
Jan-2002
Apr-2002
Jul-2002
27 Aug-2002

Source: Bloomberg

Daily closing prices of the B Shares relative to the B Share Offer Price


0.20
0.18
0.16
0.14
0.12
0.10
0.08
0.06
Price (HK$)
B Share Offer Price (HK$0.184)
Jan-1999
Mar-1999
May-1999
Jul-1999
Sep-1999
Nov-1999
Jan-2000
Mar-2000
May-2000
Jul-2000
Sep-2000
Nov-2000
Jan-2001
Mar-2001
May-2001
Jul-2001
Sep-2001
Nov-2001
Jan-2002
Mar-2002
May-2002
Jul-2002
27 Aug-2002

Source: Bloomberg

As shown in the above charts, both the A Share Offer Price (HK$1.84 per A Share) and the B Share Offer Price (HK$0.184 per B Share) are well above the highest closing prices of the A Shares (HK$1.35) and the B Shares (HK$0.143) between 4th January, 1999 and 27th August, 2002 and represent approximately 36% premium and approximately 29% premium to such closing prices respectively.

The A Share Offer Price and the B Share Offer Price represent:

(a) a premium of approximately 1.1% and 0% over the closing prices of the A Shares and the B Shares respectively as quoted on the Stock Exchange as at the last trading day prior to the Latest Practicable Date;

(b) a premium of approximately 116.5% and 114.0% over the closing prices of the A Shares and the B Shares respectively as quoted on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002;

(c) a premium of approximately 116.5% and 119.1% over the average closing prices of the A Shares and the B Shares respectively as quoted on the Stock Exchange for the consecutive 30 trading days ended on 27th August, 2002;

(d) a premium of approximately 106.7% and 111.5% over the average closing prices of the A Shares and the B Shares respectively as quoted on the Stock Exchange for the consecutive 90 trading days ended on 27th August, 2002;

(e) a premium of approximately 91.7% and 84.0% respectively over the highest closing price of HK$0.96 per A Share and HK$0.1 per B Share as quoted on the Stock Exchange during the six months preceding the date of the announcement of the Offers on 28th August, 2002;

(f) a premium of approximately 135.9% and 152.1% respectively over the lowest closing price of HK$0.78 per A Share and HK$0.073 per B Share as quoted on the Stock Exchange during the six months preceding the date of the announcement of the Offers on 28th August, 2002;

Based on the above analysis, we consider that both the A Share Offer Price and the B Share Offer Price represent a reasonable premium over the historical price performance of the A Shares and the B Shares respectively.

(B) Historical share price performance relative to indices

We have also considered the performance of the A Shares and B Shares against the Hang Seng Index, the Hang Seng Property Index and the HKSE All Ordinaries Hotels Index as further reference. The following charts show that in the period from 4th January, 1999 to 27th August, 2002, being the last trading day on which both the A Shares and the B Shares were traded on the Stock Exchange prior to the issue of the announcement of the Offers dated 28th August, 2002, the A Shares and the B Shares generally under-performed the captioned indices.

Performance of the A Shares compared with the Hang Seng Index, the Hang Seng Property Index and the HKSE All Ordinaries Hotels Index


190
170
150
130
110
90
70
50
Jan-1999
Apr-1999
Jul-1999
Oct-1999
Jan-2000
Apr-2000
Jul-2000
Oct-2000
Jan-2001
Apr-2001
Jul-2001
Oct-2001
Jan-2002
Apr-2002
Jul-2002
27 Aug-2002
Grand Hotel 'A'
Hang Seng Index
Hang Seng Property Index
HKSE All Ordinaries Hotels Index

Source: Bloomberg

Note: All values have been rebased to 100 as at 4th January, 1999

Performance of the B Shares compared with the Hang Seng Index, the Hang Seng Property Index and the HKSE All Ordinaries Hotels Index


190
170
150
130
110
90
70
50
Jan-1999
Apr-1999
Jul-1999
Oct-1999
Jan-2000
Apr-2000
Jul-2000
Oct-2000
Jan-2001
Apr-2001
Jul-2001
Oct-2001
Jan-2002
Apr-2002
Jul-2002
27 Aug-2002
Grand Hotel 'B'
Hang Seng Index
Hang Seng Property Index
HKSE All Ordinaries Hotels Index

Source: Bloomberg

Note: All values have been rebased to 100 as at 4th January, 1999

(C) Liquidity

We have also considered the trading volume of the A Shares and the B Shares on the Stock Exchange from 4th January, 1999 to 27th August, 2002. The following charts show the respective trading volumes of the A Shares and the B Shares:

Daily trading volume of A Shares


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Volume ('000)
Jan-1999
Apr-1999
Jul-1999
Oct-1999
Jan-2000
Apr-2000
Jul-2000
Oct-2000
Jan-2001
Apr-2001
Jul-2001
Oct-2001
Jan-2002
Apr-2002
Jul-2002
27 Aug-2002

Source: Bloomberg

Daily trading volume of B Shares


Volume ('000)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jan-1999
Apr-1999
Jul-1999
Oct-1999
Jan-2000
Apr-2000
Jul-2000
Oct-2000
Jan-2001
Apr-2001
Jul-2001
Oct-2001
Jan-2002
Apr-2002
Jul-2002
27 Aug-2002

Source: Bloomberg

The average daily trading volume of the A Shares on the Stock Exchange in the period from 4th January, 1999 to 27th August, 2002 was approximately 64,500 A Shares or approximately 0.010% of the total number of A Shares in issue and approximately 0.045% of the total number of A Shares held by the public as at 27th August, 2002. The average daily trading volume of the B Shares on the Stock Exchange from 4th January, 1999 to 27th August, 2002 was approximately 42,600 B Shares or approximately 0.007% of the total number of B Shares in issue and approximately 0.026% of the total number of B Shares held by the public as at 27th August, 2002. From 4th January, 1999 to 27th August, 2002, the daily trading volume of the A Shares and the B Shares on the Stock Exchange ranged from the lowest of no trading in the A Shares and the B Shares to the highest of 1,550,000 A Shares on 26th February, 1999 and 3,980,000 B Shares on 11th February, 2000 respectively. There has been a noticeable increase in the daily trading volume of both the A Shares and the B Shares on the Stock Exchange following the announcement of the Offers on 28th August, 2002. The average daily trading volume of the A Shares and the B Shares on the Stock Exchange was approximately 1,581,000 A Shares and 1,161,000 B Shares respectively for the period from 30th August, 2002 and up to and including the last trading day prior to the Latest Practicable Date.

From 4th January, 1999 to 27th August, 2002, there were 442 and 730 trading days for which there was no trading at all for the A Shares and the B Shares respectively.

It can be seen from the above information that the liquidity levels for both the A Shares and the B Shares were very low during the period from 4th January, 1999 to 27th August, 2002.

4. *Valuation of GHH*

(A) GHH's net asset value ("NAV")

The Offers are made at a price equivalent to the adjusted NAV of GHH at approximately HK$1,254.2 million, which is equivalent to approximately HK$1.84 per A Share and HK$0.184 per B Share. The adjusted NAV represents the audited consolidated NAV of HK$1,673.5 million, as adjusted by reference to the latest valuations of the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel prepared by Chesterton as at 28th August, 2002 (upon conversion of usage of these properties) and the value of the management agreement/contract of The Wesley and The Bay Bridge determined by the directors of HLG and the HLP Directors. If based on GHH's audited consolidated NAV as at 30th June, 2002, each of the A Share Offer Price and the B Share Offer Price represents a discount of approximately 25.2% to the audited consolidated NAV of HK$2.46 per A Share and HK$0.246 per B Share.

As discussed above under the sections 1(B) and 1(C) above, we note that the value of the management contract of The Wesley has been determined by the directors of HLG to be an obligation of HK$90 million, and that the GHH Directors consider that the service contract for The Bay Bridge will not have any effect on the consolidated net asset value of the GHH Group.

Based on our discussions with Chesterton, we understand that the valuations of the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel were carried out in accordance with the normal professional practice of valuers in Hong Kong, which have taken into account the enhancement in value as a result of the potential change of usage. According to the property valuation report set out in Appendix III to the Document, the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel have been valued by Chesterton at HK$1,220 million as at 28th August, 2002 (upon conversion of usage). The Grand Plaza Hotel has been valued at HK$600 million (upon conversion of usage to service apartments) and the hotel portion of Grand Tower Hotel has been valued at HK$620 million (upon conversion of usage to commercial properties) by Chesterton as at 28th August, 2002.

According to Chesterton, the valuation of HK$600 million of the Grand Plaza Hotel represents a value of approximately HK$1.22 million per room (upon conversion of usage and including food and beverage and club facilities). After taking into account the gross floor area of the hotel portion of Grand Tower Hotel of approximately 322,920 square feet, the valuation of HK$620 million represents a value of approximately HK$1,920 per square foot (upon conversion of usage).

The transaction prices for transactions in Hong Kong so far in 2002 for properties comparable with the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel (upon conversion of usage) are as follows:

Hotel property transactions

Date of sale	Location	Unit rate per room *(HK$)*
May 2002	Causeway Bay	1.58 million
May 2002	Causeway Bay	1.08 million

Source: Chesterton

Commercial property transactions

Date of sale	Location	Unit rate per square foot *(HK$)*
July 2002	Mongkok	1,771
July 2002	Mongkok	1,907
June 2002	Mongkok	2,100
May 2002	Mongkok	1,948
May 2002	Mongkok	1,728
May 2002	Mongkok	2,008
March 2002	Mongkok	2,933

Source: Chesterton

The valuation of approximately HK$1.22 million per room for the Grand Plaza Hotel (upon conversion of usage) is within the above indicated valuation range of HK$1.08 million per room and HK$1.58 million per room for the transaction prices of comparable hotel properties in Hong Kong. The valuation of approximately HK$1,920 per square foot for the hotel portion of Grand Tower Hotel (upon conversion of usage) also lies within the above indicated valuation range of 1,728 per square foot and 2,933 per square foot for the transaction prices of comparable commercial properties in Hong Kong.

Accordingly, we consider that the basis for determining the adjusted NAV of GHH is fair.

(B) Comparable analysis

After Completion and the proposed conversion of the Grand Tower Hotel and the Grand Plaza Hotel, the activities of the GHH Group will be the ownership of the Grand Tower Hotel and the Grand Plaza Hotel and the management of The Wesley and The Bay Bridge. The GHH Group will in effect become a property investment holding company.

In Hong Kong, a commonly used market valuation benchmark for property investment holding companies is the discount to NAV. In order to assess the fairness and reasonableness of the A Share Offer Price and the B Share Offer Price, we have compared the closing prices of certain listed property investment holding groups that we consider to be comparable to GHH following Completion (the "Comparable Companies") as at 28th August, 2002 being the date of the announcement of the Offers with the NAV of the Comparable Companies as at the end of their respective latest financial year. In selecting the Comparable Companies, we have considered, among other things, the revenue composition (the contribution of rental/property investment income to the revenue), the location of properties and market capitalisation, of each of the Comparable Companies.

The following is a summary of the discount to NAV analysis for the Comparable Companies:

Comparable Companies (Stock Exchange code)	**Market capitalisation as at 28th August, 2002 (the date of the announcement of the Offers)** *(HK$ million)*	**Closing price as at 28th August, 2002 (the date of the announcement of the Offers)** *(HK$)*	**NAV per share FY2001/ FY2002** *(HK$)*	**Discount to NAV FY2001/ FY2002**
Sino Land Company Limited (83)	9,965	2.575	7.09	63.7%
Hysan Development Company Limited (14)	7,235	7	21.50	67.4%
Chinese Estates Holdings Ltd (127)	1,906	0.80	6.50	87.7%
Kowloon Development Company Ltd (34)	1,742	3.60	6.50	44.6%
Liu Chong Hing Investment Ltd (194)	1,525	4.025	16.07	75.0%
Winsor Properties Holdings Ltd (1036)	695	2.675	8.02	66.6%
Tai Sang Land Development Ltd (89)	469	1.63	7.11	77.1%
Tern Properties Co Ltd (277)	411	1.335	2.30	42.0%
Average				**65.5%**
GHH - A Shares	528	0.85	2.46*/1.84**	65.4%*/53.8%**
- B Shares	52	0.086	0.246*/0.184**	65.0%*/53.3%**
	580			

* GHH's NAV for the A Shares and the B Shares as at 30th June, 2002

** GHH's NAV for the A Shares and the B Shares as at 30th June, 2002 as adjusted by reference to the latest valuations prepared by Chesterton and the value of the management agreement/contract of The Wesley and The Bay Bridge determined by the directors of HLG and the HLP Directors (before any adjustment for any amount payable by GHH in respect of certain staff redundancies)

Source: Bloomberg and annual reports of the Comparable Companies

As shown above, the levels of discount to NAV at which the shares of the Comparable Companies were traded as at the close of business on 28th August, 2002, being the date of the announcement of the Offers, ranged from 42% to 87.7% with an average of approximately 65.5%. Based on the adjusted NAV of GHH, the discounts to NAV at which the A Shares and the B Shares were traded at the close of business on 28th August, 2002, were approximately 53.8% and 53.3% respectively and are at the lower range of discounts to NAV of the closing prices of the shares of the Comparable Companies on 28th August, 2002. Based on GHH's NAV as at 30th June, 2002, the discounts to NAV at which the A Shares and the B Shares were traded at the close of business on 27th August, 2002 (the last trading day prior to the announcement of the Offers), were approximately 65.4% and 65.0% respectively, which are within the range of discounts to NAV of the closing prices of the shares of the Comparable Companies on 28th August, 2002.

Based on the above analysis, we consider that both the A Share Offer Price and the B Share Offer Price compare favourably with the range of discounts to NAV of the closing prices of the shares of the Comparable Companies on 28th August, 2002.

Other considerations

1. *Compulsory acquisition and withdrawal of listing*

If valid acceptances are received by the Offeror (and not, unless permitted by the Takeovers Code, withdrawn) together with the number of A Shares and B Shares otherwise acquired by the Offeror from Independent Shareholders from the date of the Document represents not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is the intention of the Offeror to avail itself of the compulsory acquisition provisions under section 168 of, and the Ninth Schedule to, the Companies Ordinance to acquire all the Shares not already acquired by it and parties acting in concert with it. Subsequent to such compulsory acquisition and the purchase by the Offeror of the Shares held by Cole, Platinum and a director of HLP, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

In the event that the acceptances of the Offers together with the number of A Shares and B Shares otherwise acquired by the Offeror from Independent Shareholders from the date of this Document do not amount to 90% or more of the value of the disinterested A Shares and the disinterested B Shares respectively in issue, GHH will seek the approval of the Independent Shareholders for the withdrawal of listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders should note that if they elect not to accept the Offers and the listing of the Shares on the Stock Exchange is subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a liquid market for such Shares.

2. *Directors and management*

It is the intention of the Offeror that there will be no change in the composition of the board of the directors of GHH as a result of the Offers. So long as the Shares remain listed on the Stock Exchange, the Offeror will ensure that a sufficient number of independent directors will continue to be appointed to the GHH Board.

RECOMMENDATION

Having considered the above, we draw your attention to the following key factors, which should be read in conjunction with, and in the context of, the full text of this letter in arriving at our recommendation:

— After Completion, GHH will be substantially a property investment holding company which owns the Grand Tower Hotel (which will be converted into offices) and the Grand Plaza Hotel (which will be converted into serviced apartments).

— We consider that the basis of determination of the adjusted NAV of GHH is fair.

— The Offers are made at a price equivalent to the adjusted NAV of HK$1.84 per A Share and HK$0.184 per B Share. If based on GHH's audited consolidated NAV as at 30th June, 2002, each of the A Share Offer Price and the B Share Offer Price represents a discount of approximately 25.2% to the audited consolidated NAV of HK$2.46 per A Share and HK$0.246 per B Share and this compares favourably with the range of discounts to NAV of the closing prices of the shares of the Comparable Companies on 28th August, 2002.

— The A Shares and the B Shares have never traded at or above the A Share Offer Price (being HK$1.84 per A Share) and the B Share Offer Price (being HK$0.184 per B Share) respectively since January 1998.

— The A Share Offer Price and the B Share Offer Price represent a premium of approximately 91.7% and 84.0% respectively over the highest closing price of HK$0.96 per A Share and HK$0.1 per B Share as quoted on the Stock Exchange during the six months preceding the date of the announcement of the Offers on 28th August, 2002, and a premium of approximately 106.7% and 111.5% respectively over the average closing prices of the A Shares and the B Shares as quoted on the Stock Exchange for the 90 consecutive trading days ended on 27th August, 2002.

— The A Shares and the B Shares have under-performed the Hang Seng Index, the Hang Seng Property Index and the HKSE All Ordinaries Hotels Index in the period from 4th January, 1999 to 27th August, 2002, the date before the announcement of the Offers.

— Liquidity for both the A Shares and the B Shares has been very low during the period from 4th January, 1999 to 27th August, 2002. During this period, there were 442 and 730 trading days for which there was no trading at all for the A Shares and the B Shares respectively.

Based on the factors discussed above, and as of the date of this letter, we consider the terms of the A Share Offer to be fair and reasonable so far as the independent holders of A Shares as a whole are concerned and the terms of the B Share Offer to be fair and reasonable so far as the independent holders of B Shares as a whole are concerned. **Therefore, we advise the Independent Board Committee to recommend the Independent Shareholders to accept the Offers.**

Independent Shareholders of GHH who wish to accept the Offers should note that the Offers are unconditional. By accepting the Offers, shareholders of GHH will be obliged to sell their Shares and all rights attached to them, including the right to receive all dividends and distributions declared, made or paid on or after 9th October, 2002, being the date of completion of the Acquisitions, free from all liens, charges and encumbrances. Nonetheless, Shareholders whose names appeared on the share register of GHH on 4th October, 2002 (being the record date for assuring the entitlement of the proposed final dividends of HK$0.01 per A Share and HK$0.001 per B Share for the year ended 30th June, 2002) will be entitled to receive the respective final dividend to be approved at the annual general meeting of GHH convened to be held on 25th November, 2002 regardless of whether they accept the Offers or not. The final dividends proposed by GHH for the financial year ended 30th June, 2002, if approved, are expected to be paid on 29th November, 2002.

Independent Shareholders who have a particular interest in GHH's business which they believe to be so distinct and not replicated elsewhere, may wish to retain their investment in GHH. **However, the attention of the Independent Shareholders is drawn to the fact that, if valid acceptances received under the Offers, together with the number of A Shares and B Shares otherwise acquired by the Offeror from Independent Shareholders from the date of the Document, represent not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is intended that the Offeror will avail itself of the compulsory acquisition provisions under section 168 of, and the Ninth Schedule to, the Companies Ordinance to acquire the outstanding Shares not already owned by it and parties acting in concert with it. Independent Shareholders should note the possibility that their shareholdings in GHH may in due course be compulsorily acquired by the Offeror. Subsequent to such compulsory acquisition and the purchase by the Offeror of the Shares held by Cole, Platinum and a director of HLP, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the shares of GHH on the Stock Exchange.**

In the event that the acceptances of the Offers together with the number of A Shares and B Shares otherwise acquired by the Offeror from Independent Shareholders from the date of the Document do not amount to 90% or more of the value of the disinterested A Shares and the disinterested B Shares respectively in issue, GHH will seek the approval of the independent shareholders of GHH for the withdrawal of the listing of the shares of GHH on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Independent Shareholders should also note that if the delisting approval is obtained, the Independent Shareholders who have decided to retain their investment in GHH and whose Shares are not otherwise acquired by the Offeror may hold an illiquid investment for which no recognised market will exist. In addition, under such circumstances, GHH will cease to be subject

to the Listing Rules and these shareholders of GHH will become investors in a less regulated company with less transparency, more limited financial reporting requirements and with fewer opportunities to vote on significant acquisitions or realisations of significant assets, than would be the case for a publicly traded company listed on the Stock Exchange.

Subject to GHH maintaining its listing and prescribed minimum public float on the Stock Exchange, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by GHH. The Stock Exchange has the discretion to require GHH to issue a circular to its shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of GHH. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in GHH being treated as it were a new listing applicant.

Independent Shareholders should read carefully the procedures for accepting the Offers as detailed in the letter from Platinum set out on pages 11 to 20 of the Document.

Notwithstanding our view that the terms of the Offers are fair and reasonable, Independent Shareholders of GHH are strongly advised that the decision to realise or to hold their investments in GHH is subject to individual circumstances and investment objectives.

Yours faithfully,
for and on behalf of
Cazenove Asia Limited

May Tan	**Karman Hsu**
Managing Director	*Director and Head of Corporate Finance*

1. FURTHER PROCEDURES FOR ACCEPTANCE

(a) If the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) in respect of your Share(s) is/are in the name of a nominee company or some name other than your own, and you wish to accept the Offers (either in full or part of your holding(s) of the Shares), you must either:

(i) lodge your share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company or other nominee with instructions authorising it to accept the Offers on your behalf and requesting it to deliver the duly completed form(s) of acceptance and transfer, together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of the title (and/or any satisfactory indemnity or indemnities required in respect thereof), to the Registrar; or

(ii) arrange for the share certificate(s) to be registered in your name(s) by GHH through the Registrar, and send the duly completed form(s) of acceptance and transfer, together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof), to the Registrar; or

(iii) if your Shares have been lodged with your broker/custodian bank through CCASS, instruct your broker/custodian bank to authorise HKSCC Nominees Limited to accept the Offers on your behalf on or before the deadline set out by HKSCC Nominees Limited, which is normally one business day before the latest date for acceptance of Offers by the Registrar and in this case, on Monday, 4th November, 2002. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker/ custodian bank for the timing on processing of your instruction, and submit your instruction to your broker/ custodian bank as required by them; or

(iv) if your Shares have been lodged with your Investor Participant Account with CCASS, authorise your instruction via the CCASS Phone System not later than one business day (in this case, Monday, 4th November, 2002) before the latest date for acceptance of the Offers by the Registrar.

(b) If the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Share(s) is/ are not readily available and/or is/are lost and you wish to accept the Offers in respect of your Shares, the form(s) of acceptance and transfer should nevertheless be completed and delivered to the Registrar, together with a letter stating that you have lost one or more of your share certificate(s) and/or transfer receipt(s) and/or other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof) or that it/they is/are not readily available. If you find such document(s) or if it/they become(s) available, the relevant share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect

thereof) should be forwarded to the Registrar as soon as possible thereafter. If you have lost your share certificate(s), you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

(c) If you have lodged (a) transfer(s) of any of your Shares for registration in your name(s) but have not yet received your share certificate(s) and you wish to accept the Offers in respect of your Shares, you should nevertheless complete the form(s) of acceptance and transfer and deliver it to the Registrar, together with the transfer receipt(s) duly signed by yourself(ves). Such action will be deemed to be an irrevocable authority to the Offeror and/or Platinum or their respective agent(s) to collect from GHH or the Registrar on your behalf the relevant share certificate(s) when issued and to deliver such share certificate(s) to the Registrar and to authorise and instruct the Registrar to hold such share certificate(s), subject to the terms and conditions of the Offers as if it/they had been delivered to the Registrar with the form(s) of acceptance and transfer.

(d) An acceptance may not be counted towards fulfilling an acceptance condition unless:

(i) it is received by the Registrar on or before 5th November, 2002 and the Registrar has recorded that the acceptance and any relevant documents required have been so received; and

(ii) the form(s) of acceptance and transfer is/are duly completed and is/are:

— accompanied by share certificate(s) in respect of the Shares and, if those certificates are not in your name, such other documents (e.g. a duly stamped transfer of the Shares in blank or in your favour executed by the registered holder) in order to establish your right to become the registered holder of the Shares; or

— from a registered holder or his personal representatives (but only up to the amount of the registered holding and only to the extent that the acceptance relates to the Shares which are not taken into account under another sub-paragraph of this paragraph (ii)); or

— certified by the Registrar or the Stock Exchange.

If the form(s) of acceptance and transfer is/are executed by a person other than the registered holder, appropriate evidence of authority (e.g. grant of probate or certified copy of a power of attorney) must be produced.

(e) No acknowledgement of receipt of any form(s) of acceptance and transfer, share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be issued.

(f) The address of the Registrar is 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

2. ACCEPTANCE PERIOD, REVISIONS AND EXTENSIONS

The period for acceptance of the Offers will close at 4:00 p.m. on Tuesday, 5th November, 2002, being 21 days from the date of posting of this document. The Offeror does not intend to extend the time for acceptance of the Offers beyond that date but reserves the right to do so. In the event that the Offeror revises the terms of the Offers, all Shareholders, whether or not they have already accepted the Offers, will be entitled to the revised terms. Unless the period for acceptance of the Offers is revised or extended, the Offers will remain open for acceptance until 4:00 p.m. on Tuesday, 5th November, 2002. If the Offers are revised, the revised Offers must be kept open for at least 14 days following the date on which the revised Offers document is posted.

3. NO RIGHT OF WITHDRAWAL

Acceptances of the Offers will be irrevocable and cannot be withdrawn, except in the circumstances set out in Rule 19.2 of the Takeovers Code (which is to the effect that if the Offeror is unable to comply with any of the requirements of making announcements under Rule 19 of the Takeovers Code relating to the Offers, the Executive may require that acceptors be granted a right of withdrawal, on terms acceptable to the Executive).

4. ANNOUNCEMENTS

(a) If and when relevant, the Offeror will immediately inform the Executive and the Stock Exchange that the Offers have been revised or extended by 6:00 p.m. on the date the Offers are due to close on 5th November, 2002 and shall publish (i) a teletext announcement through the Stock Exchange by 7:00 p.m. on 5th November, 2002 and (ii) an announcement in accordance with paragraph (c) below on the next business day after the closing date of the Offers which is 6th November, 2002 to that effect. The announcement will state the number of Shares which the Offeror or any person acting in concert with it has or controls, the number of Shares for which acceptances of the Offers have been received, and the number of Shares otherwise acquired by the Offeror and any person acting in concert with it during the offer period between 15th October, 2002 and 5th November, 2002. The statement will also specify the percentages of share capital of GHH, and the percentages of voting rights, represented by these numbers of Shares.

(b) In calculating the number of Shares represented by acceptances, there may be included or excluded for announcement purposes acceptances not in order in all respects or which are subject to verification.

(c) As required under the Takeovers Code and the Listing Rules, all announcements in relation to the Offers, in respect of which the Executive and the Stock Exchange have confirmed that they have no further comments thereon, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulated generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purpose of section 71A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

5. GENERAL

(a) All communications, notices, form(s) of acceptance and transfer and/or share certificate(s), transfer receipt(s), and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) and remittances to be delivered by or sent to or from the accepting Shareholders will be delivered by or sent to or from them, or their designated agents, at their own risks, and neither GHH, the Offeror, Platinum nor the Registrar accept(s) any liability for any loss in postage or any other liabilities that may arise as a result thereof.

(b) The provisions set out in the accompanying form(s) of acceptance and transfer form part of the terms of the Offers.

(c) The accidental omission to despatch this document and/or the form(s) of acceptance and transfer or any of them to any person to whom the relevant Offers are made will not invalidate the Offers in any way.

(d) The Offers are and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(e) Due execution of a form of acceptance and transfer will constitute an authorisation to the Offeror, any directors of the Offeror, Platinum or such person or persons as the Offeror may direct to complete and execute any document on behalf of the persons or persons accepting the Offers and to do any other act that may be necessary or expedient for the purposes of vesting in the Offeror, Platinum or such person or persons as the Offeror may direct, the Shares which are the subject to such acceptance(s).

(f) Acceptance of the Offers by any Shareholder will be deemed to constitute a warranty by such Shareholder to the Offeror that the Shares acquired under the Offers are sold free from all third party rights, liens, charges, claims, equities and encumbrances and together with all rights attaching thereto, including the right to receive all dividends and/or other distributions to be declared, made or paid on such Shares on or after 9th October, 2002 except for the proposed final dividend of HK$0.01 per A Share and HK$0.001 per B Share of GHH for the year ended 30th June, 2002 to be approved at its forthcoming annual general meeting convened to be held on 25th November, 2002. Such final dividend, if approved, is expected to be paid on 29th November, 2002.

(g) Settlement of the consideration to which the accepting Shareholders are entitled under the Offers will be implemented in full in accordance with the terms of the Offers without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against such accepting Shareholders.

(h) Seller's ad valorem stamp duty arising in connection with acceptance of the Offers at the rate of HK$1.00 for every HK$1,000.00 or part thereof of the consideration payable in respect of the relevant acceptance of the Offers will be payable by the accepting Shareholders, which will be deducted from the cash amount due to such Shareholders pursuant to the Offers and paid to the stamp duty office by the Offeror on behalf of such accepting Shareholders. The Offeror will pay its share of ad valorem stamp duty in its capacity as purchaser arising in connection with acceptance of the Offers.

6. OVERSEAS SHAREHOLDERS

The making of the Offers to overseas Shareholders may be prohibited or affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each overseas Shareholder wishing to accept the Offers to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required and the compliance with other necessary formalities or legal requirements. Any such overseas Shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and the Offeror, GHH, Platinum and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such overseas Shareholder for any such issue, transfer or other taxes as such person may be required to pay. Acceptances of the Offers by any such person will constitute a warranty by such person that such person is permitted under all applicable laws to receive and accept the Offers, and any revision thereof, and such acceptance shall be valid and binding in accordance with all applicable laws.

The Offers, are not being made and will not be made, directly or indirectly, in or into Canada or by the use of mail of, or by any means or instrumentality of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Canada. This includes, but is not limited to post, facsimile transmission, telex and telephone or electronic means. The Offers cannot be accepted by any such use, means or instrumentality or facility from within Canada. Accordingly, copies of this document and the accompanying form(s) of acceptance and transfer are not being, and must not be, mailed or otherwise distributed or sent in, into or from Canada whether by the use of mail or any means or instrumentality of interstate or foreign commerce of, or by any facility of a national securities exchange of, Canada. Persons receiving such documents, including, without limitation, custodians, nominees and trustees, must not distribute or send them in, into or from, Canada and so doing may invalidate any purported acceptance of the Offers. Persons who wish to accept the Offers should not use such mail or any such means or instrumentality or facility for any purpose, directly or indirectly, related to acceptance of the Offers. Envelopes containing form(s) of acceptance and transfer should not be postmarked in Canada or otherwise despatched from Canada and all accepting Shareholders must provide addresses outside Canada for the remittance of any cash, or the return of

the relevant form(s) of acceptance and transfer, and/or other document(s) of title and/or, any indemnity or indemnities in respect thereof. Any accepting Shareholder who is unable to give the representations and warranties set out in paragraph 7 of this Appendix I may be deemed not to have accepted the Offers.

Subject to the other provisions of this Appendix I, an Independent Shareholder will be deemed not to have accepted the Offers if:

— he puts "NO" in Box 2 of the relevant form(s) of acceptance and transfer and thereby does not give the representations and warranties set out in paragraph 7 below; or

— he completes the relevant form(s) of acceptance and transfer with an address in Canada or has a registered address in Canada and, in either case, he does not insert in the relevant form(s) of acceptance and transfer the name and address of a personal agent outside Canada to whom he wishes the consideration to which he is entitled under the Offers to be sent; or

— he inserts in the relevant form(s) of acceptance and transfer the name and address of a person or agent in Canada to whom he wishes the consideration to which he is entitled under the Offers to be sent; or

— the relevant form(s) of acceptance and transfer received from him are received in an envelope postmarked in, or which otherwise appears to the Offeror or its agents to have been sent from Canada.

The Offeror reserves the right in its sole discretion to investigate, in relation to any acceptance whether the representations and warranties set out in paragraph 7 of this Appendix I could have been truthfully given by the relevant Independent Shareholder and, if such investigation is made and as a result the Offeror determines (for any reason in its sole discretion) that such representations and warranties could not have been so given, such acceptance may be rejected as invalid.

Notwithstanding the foregoing provisions, the Offeror reserves the right, in its sole discretion and subject to applicable law, to treat as valid an acceptance received from (a) person(s) who is, are, unable to give the representations and warranties set out in paragraph 7 below.

Neither the Offeror or Platinum or any person acting on behalf of any of them shall have any liability to any persons for any loss or alleged loss arising from the price, timing or manner of any sale made pursuant to the authority set out above or otherwise in connection therewith.

These provisions and any other terms of the Offers relating to overseas Shareholders may be waived, varied or modified as regards specific Shareholders or on a general basis by the Offeror in its absolute discretion and subject to applicable laws. Subject thereto, the provisions of this paragraph 6 on overseas Shareholders of this Appendix I supersede any terms of the Offers inconsistent with them. References in this paragraph 6 to a Shareholder or to an overseas Shareholder shall include references to the person or persons executing the relevant form(s) of acceptance and transfer and, if more than one person executes the relevant form(s) of acceptance, the provisions of this paragraph 6 shall apply to them jointly and severally.

7. FORMS OF ACCEPTANCE

Each Shareholder by whom, or on whose behalf, the relevant form(s) of acceptance and transfer is, or are, executed irrevocably undertakes, represents, warrants and agrees to and with the Offeror, GHH and Platinum so as to bind him, or her or his or her personal representative, heirs, successors and assigns, to the following effect:

— that the execution of the relevant form(s) of acceptance and transfer whether or not any boxes are completed shall constitute:

- an acceptance of the Offers; and
- an undertaking to execute any further documents, take any further action and give any further assurances which may be required in connection with the foregoing including, without limitation, to secure the transfer of the Shares in respect of which he, or, she has accepted or is deemed to have accepted the Offers to the Offeror and the benefit of all dividends and distributions paid, made or declared on or after 9th October, 2002 except for the proposed final dividend of GHH for the year ended 30th June, 2002 to be approved at its forthcoming annual general meeting convened to be held on 25th November, 2002,

in each case subject to the terms and conditions set out or referred to in this document and in the relevant form(s) of acceptance and transfer and that, subject only to the rights of withdrawal set out or referred to in this Appendix I, each such acceptance shall be irrevocable;

— that, unless "NO" is inserted in Box 2 of the relevant form(s) of acceptance and transfer:

- such Shareholder has not received or sent copies of this document or the form(s) of acceptance and transfer in, into or from Canada;
- such Shareholder has not utilised in connection with the Offers, directly or indirectly, the mails of, or any means or instrumentality, including, without limitation, facsimile transmission, telex and telephone or electronic means, of interstate or foreign commerce of, or any facilities of a national securities exchange of, Canada;
- such Shareholder was outside Canada when the form(s) of acceptance and transfer was, or were delivered and at the time of accepting the Offers;
- is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal who is outside Canada at the time of accepting the Offers and when the form(s) of acceptance and transfer is, or are, delivered or such principal has given any instructions with respect to the Offers from outside Canada; and

- if such accepting Shareholder is an overseas Shareholder, he or she has observed the laws of all relevant territories, obtained any requisite governmental, exchange control or other consents, complied with all requisite formalities or legal requirements and paid any issue, transfer or other taxes or other required payments due from him or her in connection with such acceptance in any territory, that he or she has not taken or omitted to take any action which will or may result in the Offeror, GHH, Platinum or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the Offers or his, her, acceptance thereof, and is permitted under all applicable laws to receive and accept the Offers, and any revision thereof, and that such acceptance is valid and binding in accordance with all applicable laws;

— that such Shareholder, will deliver or procure the delivery to the Registrar of his or her share certificate(s) and, or, transfer receipt(s) and, or other document(s) of title and, or, any satisfactory indemnity or indemnities in respect thereof in respect of all Shares held by him or her in respect of which the Offers have been accepted or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to the Offeror in lieu thereof, as soon as possible and in any event within six months of the opening date of the Offers;

— that the execution of the form(s) of acceptance and transfer and delivery of the form(s) of acceptance and transfer to the Registrar constitutes a separate and irrevocable authority and request to the Offeror to procure the despatch by post of a cheque in respect of any cash payment in connection with the Offers, at the risk of such Shareholder, to the person or agent whose name and address outside Canada is set out in the relevant form(s) of acceptance and transfer or, if none is set out, to the first-named or the sole registered holder of the relevant Shares at his or her registered address outside Canada;

— that the terms and conditions of the Offers contained in this document shall be incorporated in and form part of the form(s) of acceptance and transfer, which shall be read and construed accordingly;

— that he will do all such acts and things as shall be necessary or expedient to vest in the Offeror, or its nominees or such other person as it may decide, the Shares to which such acceptance relates; and

— that he submits, in relation to all matters arising out of the Offers and the form(s) of acceptance and transfer, to the jurisdiction of the courts of Hong Kong.

Acceptance of the Offers by any nominee will be deemed to constitute a warranty by such nominee to the Offeror that the number of Shares indicated in the form(s) of acceptance and transfer in the aggregate number of Shares held by such nominee for such beneficial owners who are accepting the Offers.

8. THE OFFERS

(a) The Offers are made on 15th October, 2002 and are capable of acceptance from and after that date. The Offers are being made by the issue and despatch of this document and by means of an announcement dated 15th October, 2002 in English in the South China Morning Post and in Chinese in the Hong Kong Economic Times.

(b) References to the Offers in this document and in the accompanying form(s) of acceptance and transfer shall include any extension and/or revision thereof.

(c) The English text of this document and the form(s) of acceptance and transfer shall prevail over the Chinese text for the purpose of interpretation.

(d) The Offers are made in accordance with the Takeovers Code.

1. SHARE CAPITAL

As at the Latest Practicable Date, the authorized and issued share capital of GHH were as follows:

Authorised		*HK$*
700,000,000	A Shares	70,000,000
1,000,000,000	B Shares	10,000,000
Issued and fully paid		
621,631,226	A Shares	62,163,123
600,000,000	B Shares	6,000,000

All A Shares in issue rank pari passu in all respects including all rights as to capital, dividends and voting.

All B Shares in issue rank pari passu in all respects including all rights as to capital, dividends and voting. Each B Share shall carry one vote and rank for future distributions at the rate of one-tenth of all distributions to be made in respect of each A Share.

During the period between 30th June, 2002, being the date to which the latest audited consolidated financial statements of the GHH Group were made up, and the Latest Practicable Date, there was no alteration to the authorized and the issued share capital of GHH.

Other than the A Shares and the B Shares, GHH does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital (including non-transferable options)).

2. SUMMARY OF FINANCIAL INFORMATION

(a) The following profit and loss accounts of the GHH Group for each of the three years ended 30th June, 2002 are extracted from the annual reports of GHH:

Results

(Expressed in Hong Kong dollars)

	For the year ended 30th June,		
	2002	**2001**	**2000**
	$Million	*$Million*	*$Million*
Turnover	224.4	271.9	264.2
Cost of sales	(200.2)	(199.1)	(205.2)
Gross profit	24.2	72.8	59.0
Other revenue	12.9	19.9	11.7
Administrative expenses	(17.5)	(18.9)	(19.7)
Profit from operations	19.6	73.8	51.0
Share of results of jointly controlled entities	(0.6)	(0.1)	0.4
Profit before taxation	19.0	73.7	51.4
Taxation	(0.8)	(40.7)	(30.1)
Net profit attributable to shareholders	18.2	33.0	21.3
Dividends	17.0	21.8	14.3
Earnings per share			
'A' share	2.67 cents	4.84 cents	3.12 cents
'B' share	0.27 cents	0.48 cents	0.31 cents
Dividends per share			
'A' share	2.5 cents	3.2 cents	2.1 cents
'B' share	0.25 cents	0.32 cents	0.21 cents

(b) The following information is extracted from the audited accounts of the GHH Group for the year ended 30th June, 2002:

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2002
(Expressed in Hong Kong dollars)

	Note	2002 $Million	2001 $Million
Turnover	2	224.4	271.9
Cost of sales		(200.2)	(199.1)
Gross profit		24.2	72.8
Other revenue	3	12.9	19.9
Administrative expenses		(17.5)	(18.9)
Profit from operations	3	19.6	73.8
Share of results of jointly controlled entities		(0.6)	(0.1)
Profit before taxation		19.0	73.7
Taxation	5(a)	(0.8)	(40.7)
Net profit attributable to shareholders	6	18.2	33.0
Dividends	7	17.0	21.8
Earnings per share	8		
'A' share		2.67¢	4.84¢
'B' share		0.27¢	0.48¢

BALANCE SHEETS
AT 30 JUNE 2002
(Expressed in Hong Kong dollars)

		GHH Group		GHH	
		2002	2001	2002	2001
	Note	*$Million*	*$Million*	*$Million*	*$Million*
ASSETS					
Non-current assets					
Fixed assets	9	1,588.9	1,593.2	—	—
Interest in subsidiaries	10	—	—	1,639.5	1,602.6
Interest in jointly controlled entity	11	2.9	8.5	0.1	0.1
		1,591.8	1,601.7	1,639.6	1,602.7
Current assets					
Inventories		3.3	3.6	—	—
Debtors, deposits and prepayments	12	10.7	10.3	0.1	0.1
Cash and deposits with banks		114.8	118.8	1.3	—
		128.8	132.7	1.4	0.1
Current liabilities					
Bank overdrafts		1.3	2.5	—	—
Creditors and accrued expenses	13	29.0	28.5	1.0	1.3
Deposits received		7.8	9.1	—	—
Taxation	5(b)	8.4	19.5	0.1	0.1
		46.5	59.6	1.1	1.4
Net current assets/(liabilities)		82.3	73.1	0.3	(1.3)
Total assets less current liabilities		1,674.1	1,674.8	1,639.9	1,601.4
Non-current liabilities					
Deferred taxation	14	0.6	0.6	—	—
NET ASSETS	1(p)	1,673.5	1,674.2	1,639.9	1,601.4
CAPITAL AND RESERVES					
Share capital	15	68.2	68.2	68.2	68.2
Reserves	16	1,605.3	1,606.0	1,571.7	1,533.2
Shareholders' funds		1,673.5	1,674.2	1,639.9	1,601.4

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2002
(Expressed in Hong Kong dollars)

		2002		2001	
	Note	*$Million*	*$Million*	*$Million*	*$Million*
Net cash inflow from operating activities	17(a)		33.2		66.9
Returns on investments and servicing of finance					
Interest received		2.9		9.3	
Dividends received from jointly controlled entity		5.0		—	
Dividends paid		(21.8)		(17.7)	
Net cash outflow from returns on investments and servicing of finance			(13.9)		(8.4)
Taxation					
Hong Kong profits tax paid			(11.9)		(89.2)
Investing activities					
Purchase of fixed assets		(10.2)		(11.8)	
Disposal of fixed assets		—		0.1	
Net cash outflow from investing activities			(10.2)		(11.7)
Decrease in cash and cash equivalents			(2.8)		(42.4)
Cash and cash equivalents at 1 July			116.3		158.7
Cash and cash equivalents at 30 June	17(b)		113.5		116.3

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 30 JUNE 2002

(Expressed in Hong Kong dollars)

	2002	2001
	$Million	*$Million*
Net profit for the year	18.2	33.0
Goodwill written off released from capital reserves	2.9	—
Total recognised gains	21.1	33.0

NOTES ON THE ACCOUNTS

(Expressed in Hong Kong dollars)

1 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the relevant disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of principal accounting policies adopted by the GHH Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost.

(c) Basis of consolidation

The consolidated accounts incorporate the accounts of GHH and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany balances and transactions are eliminated on consolidation.

(d) Subsidiaries

A subsidiary is a company in which GHH, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

In GHH's balance sheet, investments in subsidiaries are stated at cost less any impairment losses. The results of subsidiaries are recognised by GHH to the extent of dividends received and receivable at the balance sheet date.

(e) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the GHH Group or GHH and other parties, where the contractual arrangement establishes that the GHH Group or GHH and one or more of the other parties share joint control over the economic activity of the entity.

The GHH Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the GHH Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the GHH Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In GHH's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are recognised by GHH to the extent of dividends received and receivable at the balance sheet date.

(f) **Goodwill**

Goodwill or negative goodwill arising on consolidation represents the excess or shortfall respectively of the cost of the acquisition over the GHH Group's share of the fair value of the identifiable assets and liabilities acquired.

Prior to 1 July 2001, goodwill arising on acquisitions of subsidiaries and jointly controlled entities was written off directly to capital reserves in the year in which it arose. Negative goodwill was credited to capital reserve on consolidation.

With effect from 1 July 2001, the GHH Group adopted SSAP 30 "Business Combinations", and goodwill arising on new acquisitions is recognised as an asset and amortised to the consolidated income statement on a straight line basis over its estimated useful life. Goodwill is stated at cost less accumulated amortisation and any impairment losses. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition, it is recognised in the consolidated income statement when future losses and expenses are recognised. Any remaining negative goodwill not exceeding the fair value of non-monetary assets acquired is recognised in the consolidated income statement over the weighted average useful life of the non-monetary assets. Negative goodwill in excess of the fair values of those non-monetary assets acquired is recognised in the consolidated income statement immediately. Any negative goodwill not yet recognised in the consolidated income statement is presented as a deduction from the assets in the same balance sheet classification as goodwill.

On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill or negative goodwill is included in the calculation of the profit or loss on disposal.

The GHH Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill or negative goodwill that arose from acquisitions prior to 1 July 2001, which were previously taken to reserves.

(g) **Fixed assets**

1. Fixed assets are stated at cost less accumulated depreciation and any impairment losses.

2. Where the GHH Group leases out fixed assets under operating leases, the assets are included in the consolidated balance sheet according to their nature and, where applicable, are depreciated in accordance with the depreciation policies, as set out in accounting policy 1(h) below. Rental receivable arising from operating leases is recognised in accordance with accounting policy 1(l) below.

(h) **Depreciation**

1. *Hotel properties*

No depreciation is provided in respect of hotel properties with an unexpired lease term of over 20 years. It is the GHH Group's policy to maintain the hotel properties in such condition that their value is not diminished by the passage of time and the related expenditure is charged to the income statement in the year in which it is incurred so that any element of depreciation would be immaterial.

2. *Other property and fixed assets*

Depreciation on other property and fixed assets is provided so as to write off their costs on a straight line basis over their estimated useful lives as follows:

Other property	20 years
Leasehold improvements, furniture and fixtures	10 years
Motor vehicles and equipment	5 years
Other operating equipment	3 years

(i) **Impairment of assets**

An assessment is carried out at each balance sheet date to determine whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset, being the greater of its net selling price or value in use, is estimated. The carrying amount of the asset is reduced to its recoverable amount where appropriate. Such impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case it is treated as a revaluation decrease.

(j) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is computed on a first-in first-out basis. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) **Revenue recognition**

Provided it is probable that the economic benefits will flow to the GHH Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

1. *Hotel revenue*

Revenue from hotel operations is recognised when services are rendered.

2. *Interest income*

Interest on bank deposits is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

3. *Dividends*

Dividends are recognised when the right to receive payment is established.

(l) **Operating leases**

Rental receivable and payable under operating leases is accounted for on a straight line basis over the terms of the respective leases. Contingent rent receivable is recognised as income in the income statement in the accounting period in which it is earned. Contingent rent payable is charged to the income statement in the accounting period in which it is incurred.

(m) **Deferred taxation**

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(n) **Translation of foreign currencies**

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

(o) **Related parties**

Parties are considered to be related to the GHH Group if the GHH Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the GHH Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(p) **Proposed dividend**

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividend declared or proposed after balance sheet date are not recognised as a liability at balance sheet date. This change in accounting policy has been applied retrospectively so that the proposed final dividend for the year ended 30 June 2001 of $11.6 million (2000: $7.5 million) previously recorded as a current liability as at 30 June 2001 has been restated, resulting an increase in net assets from $1,662.6 million to $1,674.2 million (2000: from $1,651.4 million to $1,658.9 million) of the GHH Group and from $1,589.8 million to $1,601.4 million (2000: from $1,554.4 million to $1,561.9 million) of GHH at 30 June 2001. Retained profits at 30 June 2001 and 2000 have also been restated, details of which are disclosed in note 16 to the accounts.

2 TURNOVER AND SEGMENT INFORMATION

The principal activities of GHH are investment holding and, through its subsidiaries, hotel owning and management.

Turnover represents revenue from hotel operations. As the majority of the activities of the GHH Group during the year were hotel operations and were carried out in Hong Kong, an analysis of the GHH Group's turnover and profit by business and geographical segment is not presented.

3 PROFIT FROM OPERATIONS

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Profit from operations is arrived at after charging:		
Staff costs	128.0	135.0
Cost of inventories	11.6	16.1
Depreciation	14.4	15.1
Auditors' remuneration	1.0	1.2
Lease payments in respect of land and building under operating lease	9.2	8.0
and after crediting:		
Other revenue — Interest income	2.8	9.2
— Management fee income	10.1	10.7
	12.9	19.9

4 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Fees		
Independent Non-Executive Directors	0.1	0.1
Other directors	0.1	0.1
	0.2	0.2

Directors are not salaried employees of GHH, but receive directors' fees.

The number of directors whose emoluments fell within the following band is as follows:

	Number of directors	
	2002	**2001**
Nil — $1,000,000	9	8

The emoluments of the five highest paid individuals in the GHH Group, none of whom was a director in either 2002 or 2001, are as follows:

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Salaries, allowances and benefits in kind	5.4	5.3
Group's contributions to retirement scheme	0.5	0.4
Discretionary bonuses	0.1	0.1
	6.0	5.8

The emoluments of the five highest paid individuals fell within the following bands:

	Number of individuals	
	2002	**2001**
Nil — $1,000,000	3	3
$1,500,001 — $2,000,000	2	2
	5	5

5 TAXATION

	GHH Group	
	2002	**2001**
	$Million	*$Million*
(a) Taxation in the consolidated income statement represents:		
Provision for Hong Kong profits tax at 16% for the year	0.9	8.0
Estimated (over)/underprovision in respect of prior years	(0.1)	32.8
Deferred taxation *(Note 14)*	—	(0.1)
	0.8	40.7

	GHH Group		GHH	
	2002	2001	2002	2001
	$Million	*$Million*	*$Million*	*$Million*
(b) Taxation in the balance sheets represents:				
Provision for Hong Kong profits tax for the year	0.9	8.0	—	0.1
Estimated provision for Hong Kong profits tax relating to prior years	7.5	11.5	0.1	—
	8.4	19.5	0.1	0.1

(c) The GHH Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the grounds of prudence.

6 NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Net profit attributable to shareholders includes a profit of $60.3 million (2001: $57.2 million) which has been dealt with in the accounts of GHH.

7 DIVIDENDS

	2002	2001
	$Million	*$Million*
Interim dividend paid		
'A' shares: 1.5 cents (2001: 1.5 cents) per share	9.3	9.3
'B' shares: 0.15 cent (2001: 0.15 cent) per share	0.9	0.9
Proposed final dividend		
'A' shares: 1 cent (2001: 1.7 cents) per share	6.2	10.6
'B' shares: 0.1 cent (2001: 0.17 cent) per share	0.6	1.0
	17.0	21.8

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

8 EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit attributable to shareholders of $18.2 million (2001: $33.0 million) and 621.6 million 'A' shares and 600.0 million 'B' shares in issue during the year.

9 FIXED ASSETS - GHH GROUP

	Leasehold land and buildings			
	Hotel properties	Other property	Other fixed assets	Total
	$Million	*$Million*	*$Million*	*$Million*
Cost:				
At 1 July 2001	1,475.8	160.3	265.0	1,901.1
Additions	—	—	10.2	10.2
Disposals	—	—	(3.0)	(3.0)
At 30 June 2002	1,475.8	160.3	272.2	1,908.3
Accumulated depreciation:				
At 1 July 2001	—	75.7	232.2	307.9
Charge for the year	—	8.0	6.4	14.4
Written back on disposals	—	—	(2.9)	(2.9)
At 30 June 2002	—	83.7	235.7	319.4
Net book value:				
At 30 June 2002	1,475.8	76.6	36.5	1,588.9
At 30 June 2001	1,475.8	84.6	32.8	1,593.2

All leasehold land is held on long leases in Hong Kong. Other property represents an interest in The Wesley which is held under an agreement with Methodist Centre Limited, and is being depreciated over the term of 20 years to 2012.

The GHH Group leases out certain of its hotel properties and other property under operating leases. Leases typically run for an initial period of one month to one year, with some having the option to renew, at which time all terms are renegotiated. Lease payments are usually adjusted regularly to reflect market rentals and none of the leases includes contingent rentals.

At 30 June, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

	2002	2001
	$Million	*$Million*
Within 1 year	15.9	16.7
After 1 year but within 5 years	1.6	—
	17.5	16.7

10 INTEREST IN SUBSIDIARIES

	GHH	
	2002	**2001**
	$Million	*$Million*
Unlisted shares, at cost	357.5	357.5
Amounts due from subsidiaries	1,622.5	1,640.6
Amounts due to subsidiaries	(340.5)	(395.5)
	1,639.5	1,602.6

Details of principal subsidiaries are set out in note 25.

11 INTEREST IN JOINTLY CONTROLLED ENTITY

	GHH Group		GHH	
	2002	**2001**	**2002**	**2001**
	$Million	*$Million*	*$Million*	*$Million*
Unlisted shares, at cost	—	—	0.1	0.1
Share of net assets	2.9	8.5	—	—
	2.9	8.5	0.1	0.1

Details of jointly controlled entity are set out in note 26.

12 DEBTORS, DEPOSITS AND PREPAYMENTS

Included in debtors, deposits and prepayments are trade debtors with the following ageing analysis:

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Within 1 month	6.3	6.2
1 - 3 months	3.2	2.7
Over 3 months	0.1	—
	9.6	8.9

The GHH Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

13 CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors with the following ageing analysis:

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Within 1 month	6.6	8.1

14 DEFERRED TAXATION

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Movements on deferred taxation comprise:		
Balance at 1 July	0.6	0.7
Transfer to the consolidated income statement *(Note 5(a))*	—	(0.1)
Balance at 30 June	0.6	0.6

Deferred taxation represents depreciation allowances in excess of related depreciation. The deferred tax asset being the future benefit of tax losses is $23.5 million (2001: $23.1 million) has not been recognised as its realisation is not assured beyond reasonable doubt.

15 SHARE CAPITAL

	2002	**2001**
	$Million	*$Million*
Authorised		
700,000,000 'A' shares of $0.1 each	70.0	70.0
1,000,000,000 'B' shares of $0.01 each	10.0	10.0
	80.0	80.0
Issued and fully paid		
621,631,226 'A' shares of $0.1 each	62.2	62.2
600,000,000 'B' shares of $0.01 each	6.0	6.0
	68.2	68.2

16 RESERVES

	GHH Group		GHH	
	2002	**2001**	**2002**	**2001**
	$Million	*$Million*	*$Million*	*$Million*
Share premium	942.7	942.7	942.7	942.7
Capital reserves				
At 1 July	13.0	13.0	—	—
Goodwill written off	2.9	—	—	—
At 30 June	15.9	13.0	—	—
Revenue reserves				
Retained profits				
At 1 July (as previously reported)	635.7	624.5	575.9	540.5
Prior year adjustment in respect of proposed final dividend *(note 1(p))*	11.6	7.5	11.6	7.5
At 1 July (as restated)	647.3	632.0	587.5	548.0
Net profit for the year	18.2	33.0	60.3	57.2
Final dividend in respect of previous year *(note 1(p))*	(11.6)	(7.5)	(11.6)	(7.5)
Interim dividend in respect of current year	(10.2)	(10.2)	(10.2)	(10.2)
At 30 June	643.7	647.3	626.0	587.5
General reserve	3.0	3.0	3.0	3.0
	646.7	650.3	629.0	590.5
	1,605.3	1,606.0	1,571.7	1,533.2

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Statement of revenue reserves:		
GHH Group companies (as restated for 2001)	643.8	641.8
Jointly controlled entities	2.9	8.5
	646.7	650.3

The aggregate amount of GHH's reserves available for distribution to shareholders at 30 June 2002 was $629.0 million (2001: $590.5 million).

17 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit from operations to net cash inflow from operating activities

	2002	2001
	$Million	*$Million*
Profit from operations	19.6	73.8
Interest income	(2.8)	(9.2)
Depreciation	14.4	15.1
Goodwill written off	2.9	—
Loss on disposal of fixed assets	0.1	0.1
Decrease in inventories	0.3	—
(Increase)/Decrease in debtors, deposits and prepayments	(0.5)	2.8
Increase/(Decrease) in creditors and accrued expenses	0.5	(15.2)
Decrease in deposits received	(1.3)	(0.5)
Net cash inflow from operating activities	33.2	66.9

(b) Analysis of the balances of cash and cash equivalents as shown in the consolidated balance sheet

	2002	2001
	$Million	*$Million*
Cash and deposits with banks maturing within three months of the balance sheet date	114.8	118.8
Bank overdrafts repayable within three months from the date of advance	(1.3)	(2.5)
	113.5	116.3

18 RETIREMENT SCHEME AND COSTS

As subsidiaries of HLG, the GHH Group participate in the defined contribution provident fund scheme operated by the HLG. The assets of this scheme are held separately from those of the participating companies, in an independent fund administered by trustees and managed by a professional fund manager. Contributions are made by both the employer and employees at a certain percentage of the employees' basic salaries, the percentage varying with their length of service. The GHH Group's contributions amounted to $7.6 million for the year ended 30 June 2002 (2001: $8.1 million).

When an employee leaves the scheme prior to his or her interest in the employer's contributions being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the trustees may credit dividends to members' accounts out of the reserves of the fund. The GHH Group's contributions may be reduced by the forfeited contributions; however, no such reduction of the GHH Group's contributions was made during the year. Since the reserves of the scheme, of which the GHH Group is a participating member, do not distinguish the respective attributable shares of individual participating member companies, no figure for available forfeited contributions for the GHH Group alone can be ascertained.

A master trust Mandatory Provident Fund Scheme (the "MPF Scheme") has been set up and is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. GHH Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the GHH Group for the year amounted to $0.2 million (2001: $0.1 million).

As the GHH Group's provident fund scheme is an MPF-exempt Occupational Retirement Scheme (the "ORSO Scheme"), eligibility for membership of the ORSO and MPF schemes is identical. New employees are offered a one-off option to join either the ORSO or the MPF scheme.

19 COMMITMENTS

The GHH Group leases a property under a non-cancellable operating lease expiring within ten years. Contingent rental payable is calculated with reference to the revenue from the property. At 30 June, total future minimum lease payments to be made under this operating lease were as follows:

	GHH Group	
	2002	2001
	$Million	*$Million*
Within 1 year	11.0	9.2
After 1 year but within 5 years	45.6	44.0
After 5 years	69.0	81.6
	125.6	134.8

20 RELATED PARTY TRANSACTIONS

During the year, the GHH Group paid $1.4 million (2001: $3.7 million) to a fellow subsidiary for the GHH Group's share of administrative services provided by the fellow subsidiary. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the GHH Group.

During the year, the GHH Group received $1.2 million (2001: $1.2 million) from a fellow subsidiary for the fellow subsidiary's share of administrative services provided by the GHH Group. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the fellow subsidiary.

During the year, Grand Hotel Group Limited, a wholly-owned subsidiary of GHH received a fixed sum fee of $0.9 million (2001: $0.9 million) from a fellow subsidiary, Kornhill Recreation Club Limited for the provision of administrative services to Kornhill Recreation Club.

During the year, the GHH Group received management fees totalling $10.1 million (2001: $10.7 million) from a jointly controlled entity. The amount receivable by the GHH Group is based on a fixed sum or at a percentage of gross revenue.

21 POST BALANCE SHEET EVENT

At the date of approval of these accounts, a public announcement was made concerning the proposed disposal by the ultimate holding company of its entire interests in GHH to HLP.

22 ULTIMATE HOLDING COMPANY

The ultimate holding company of GHH is HLG, a company incorporated in Hong Kong.

23 COMPARATIVE FIGURES

For the current year, interest income is excluded as part of the turnover and is presented as other revenue for better presentation of the GHH Group's results and comparative figures have been restated accordingly. Certain comparative figures have also been adjusted as a result of the changes in accounting policy for proposed dividend, details of which are set out in note 1(p).

24 APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Board of Directors on 28 August 2002.

25 PRINCIPAL SUBSIDIARIES

At 30 June 2002

	Issued Share Capital (HK$)	% Held by GHH Group	% Held by GHH	Activity	Place of Incorporation and Operations
Grand Group Limited	2	100	100	Holding of restaurant licence	Hong Kong
Grand Hotel Group Limited*	10,200	100	100	Hotel operating and management	Hong Kong
Grand Hotel Treasury Limited*	2	100	100	Financial services	Hong Kong
Grand Suite Tower Limited*	200	100	100	Operations of service apartments	Hong Kong
Inlink Investment Limited	2	100	100	Holding of restaurant licence	Hong Kong
Modalton Limited*	2	100	—	Property leasing	Hong Kong
Tegraton Limited*	2	100	—	Property leasing	Hong Kong

* Audited by KPMG

The above list gives the principal subsidiaries of the GHH Group which in the opinion of the directors, principally affect the profit and assets of the GHH Group.

26 JOINTLY CONTROLLED ENTITY

At 30 June 2002

	Issued Share Capital (HK$)	% Held by GHH Group	% Held by GHH	Activity	Place of Incorporation and Operations
Arges Limited	4	50	50	Restaurant operations	Hong Kong

3. INDEBTEDNESS

As at the close of business on 31st August, 2002, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the GHH Group did not have any bank overdrafts or loans, or other similar indebtedness, mortgages, charges, or guarantees or other material contingent liabilities.

4. MATERIAL CHANGES

As at the Latest Practicable Date, the GHH Directors are not aware of any material changes in the financial or trading position of the GHH Group since 30th June, 2002, being the date to which the latest audited consolidated financial statements of the GHH Group were made up. Saved as mentioned under the paragraph headed "Intention of the Offeror regarding the GHH Group" in the Letter from Platinum, as at the Latest Practicable Date, the GHH Directors are not aware of any material changes in the prospects of the GHH Group since 30th June, 2002.

The following is the text of the letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this document received from Chesterton in connection with its valuation as at 28th August, 2002 of the properties of GHH.

Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Ltd
16/F., CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

20th September, 2002

The Directors
Hang Lung Group Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

The Directors
Hang Lung Properties Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

The Directors
Grand Hotel Holdings Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

Dear Sirs,

(1) GRAND PLAZA HOTEL (INCLUDING CLUB GRAND AND GRAND PLAZA APARTMENTS), 2 KORNHILL ROAD, QUARRY BAY, HONG KONG

(2) HOTEL PORTION OF GRAND TOWER HOTEL, 627 NATHAN ROAD, MONG KOK, KOWLOON

In accordance with your instructions for us to value the captioned properties taking into account the respective conversion proposals thereof, we confirm that we have carried out inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market values of these properties as at 28th August, 2002 in accordance with the basis of valuation as specified hereinafter.

Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

Our valuation has been made on the assumption that the owners sell the properties on the open market without the benefit of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of these properties. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of these properties and no forced sale situation in any manner is assumed in our valuation.

Our valuation of property no. 1 is prepared on an as-is basis (i.e. being in its existing physical state) but taking into account the potential of the conversion of the existing hotel guest rooms into serviced apartments. Allowance has been made for the cost and time required for the conversion. Reference is made to the past trading accounts of the property on its current uses.

Our valuation of property no. 2 is prepared on an as-is basis (i.e. being in its existing physical state) but taking into account the potential of converting the whole development into a commercial/office building in accordance with the supplied proposal with due allowance made for the cost and time required. Reference is made to the sales evidence as available on the market.

We have not been provided with any title document relating to the properties but we have caused searches to be made at the Land Registry. We have not, however, searched the original documents to verify ownership or to verify any amendment which does not appear on the copies handed to us.

We have relied to a very considerable extent on information given by you and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, trading accounts, particulars of the conversion proposals, costs of conversion, floor areas and all other relevant matters. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations.

We have inspected the exterior of the properties and where possible, we have also inspected the interior of the premises. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defect. We are not, however, able to report that these properties are free from rot, infestation or any other structural defect. No tests were carried out to any of the services.

No allowance has been made in our valuation for any charge, mortgage or amount owing on any property nor for any expense or taxation which may be incurred in effecting a sale. It is assumed that all properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We enclose herewith a summary of values and our valuation certificate.

Yours faithfully,
For and on behalf of
Chesterton Petty Limited
Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Executive Director

SUMMARY OF VALUES

	Property	Open market value in existing state taking into account the proposed conversion as at 28th August, 2002
1.	Grand Plaza Hotel (including Club Grand and Grand Plaza Apartments), 2 Kornhill Road, Quarry Bay, Hong Kong	HK$ 600,000,000
2.	Hotel portion of Grand Tower Hotel, 627 Nathan Road, Mongkok, Kowloon	HK$ 620,000,000
	Total:	HK$1,220,000,000

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state taking into account the proposed conversion as at 28th August, 2002
1.	Grand Plaza Hotel (including Club Grand and Grand Plaza Apartments), 2 Kornhill Road, Quarry Bay, Hong Kong 47,000/700,000th equal and undivided shares of and in the Remaining Portion of Inland Lot No. 8566	Grand Plaza Hotel is a hotel built over a commercial and carparking podium known as Kornhill Plaza. The development was completed in 1987. The property mainly comprises a hotel entrance hall and carparking/loading and unloading area on the 2nd Floor level and a restaurant on the 3rd Floor level of the commercial/carparking podium, a recreational club (known as Club Grand) on the 9th Floor, the back-of-house area on the 10th Floor, the hotel accommodation on the 11th to 22nd Floors and scattered portions of the Roof. The hotel accommodation on the 11th to 22nd Floors provides a total of 490 guest rooms. 242 guest rooms on the 16th to 22nd Floors have been converted into serviced apartments and the remaining 248 guest rooms are used as hotel rooms. The Club Grand provides a variety of sports facilities including swimming pool, squash courts, sports halls and health centre. The total gross floor area of the property extends to 35,275 sq m (379,700 sq ft) or thereabouts. The existing 248 hotel rooms are proposed to be converted into serviced apartments. Inland Lot No. 8566 is held from the Government under Conditions of Exchange No. 11728 for a term of 75 years commencing from 27th April, 1984 renewable for a further term of 75 years at an annual Government rent of HK$1,000.	The hotel is currently operated by the owner.	HK$600,000,000

Notes:

(1) The registered owner of the property is TEGRATON LIMITED, a wholly-owned subsidiary of Grand Hotel Holdings Limited.

(2) The property is subject to a Deed Poll, a Deed of Mutual Covenant, two Modification Letters and a Management Undertaking (by Mass Transit Railway Corporation with the Government).

(3) In preparing our valuation, we have taken into account the potential of the property in converting the existing hotel guest rooms into serviced apartments with due allowance made for the conversion cost and time required.

(4) In accordance with the information provided to us, the estimated cost and time required for the conversion are about HK$10,000,000 and six months respectively and no planning or building works approvals from the government are required.

(5) We have prepared our valuation in accordance with Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state taking into account the proposed conversion as at 28th August, 2002
2.	Hotel portion of Grand Tower Hotel, 627 Nathan Road, Mongkok Kowloon 350,000/500,000th shares of and in Kowloon Inland Lot No. 10246	Grand Tower Hotel is a 23-storey hotel/ commercial building (including two Basement levels) containing a hotel of 549 guest rooms with ancillary restaurant and back-of-house facilities and a commercial podium of shops and restaurants. The development was completed in 1987. The property comprises the hotel portion of the development which mainly includes a hotel entrance hall and carparking/loading and unloading area on the Ground Floor, mechanical/carparking spaces on the 4th Floor, restaurants/lobby on the 5th and 6th Floors, guest rooms on the 7th to 20th Floors and back-of-house facilities on the 2nd Basement. The gross floor area of the property extends to 30,000 sq m (322,920 sq ft) or thereabouts. The property is proposed to be converted into a 23-storey commercial/office building comprising an office tower over a commercial/carparking podium. Carparking spaces are provided on the 2nd Basement and the 4th Floor of the podium. Kowloon Inland Lot No. 10246 is held from the Government under Conditions of Regrant No. 10561 for a term of 150 years commencing from 27th June, 1910 at an annual Government rent of HK$2,204.	The hotel is currently operated by the owner.	HK$620,000,000

Notes:

(1) The registered owner of the property is MODALTON LIMITED, a wholly-owned subsidiary of Grand Hotel Holdings Limited.

(2) The property is subject to a Deed of Mutual Covenant and Management Agreement.

(3) Our valuation is prepared on the basis that the whole development will be converted into a commercial/office building in accordance with the supplied conversion proposal with due allowance made for the conversion cost and time required.

(4) In accordance with the information provided to us, the estimated cost and time required for the conversion are about HK$70,000,000 and nine months respectively and building works approvals from the government are required.

(5) We have prepared our valuation in accordance with Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors.

Extracts from the audited accounts of The Wesley for the years ended 30th June, 1999, 2000 and 2001 and additional financial information in respect of the guaranteed annual payments by the GHH Group

The table below sets out a summary of the audited profit and loss accounts of The Wesley for each of the years ended 30th June, 1999, 2000 and 2001.

	Year ended 30th June,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	37,037	37,602	42,378
Cost of sales	(33,924)	(33,169)	(32,958)
	3,113	4,433	9,420
Other revenue	2,357	2,416	2,522
Administrative costs	(12,284)	(12,067)	(12,112)
Loss for the year excluding taxation and payment to Methodist Centre Limited	(6,814)	(5,218)	(170)

Under the terms of the management contract with Methodist Centre Limited in respect of The Wesley, guaranteed annual payments were made by the GHH Group each year. Such payments were recorded in the accounts of the GHH Group rather than the accounts of The Wesley. Had these payments been recorded in the accounts of The Wesley for the years ended 30th June, 1999, 2000 and 2001 the impact on its accounts would be:

	Year ended 30th June,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Loss for the year excluding taxation and payment to Methodist Centre Limited	(6,814)	(5,218)	(170)
Guaranteed minimum payments to Methodist Centre Limited	(8,000)	(8,000)	(8,000)
Net effect of management contract of The Wesley	(14,814)	(13,218)	(8,170)

1. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Takeovers Code for the purpose of giving information with regard to the GHH Group and the Offers. The GHH Directors jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than those relating to the Offeror and its directors) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement herein misleading.

The information contained herein relating to the Offeror has been supplied by the directors of the Offeror, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than those relating to GHH and the GHH Directors) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than those relating to GHH and the GHH Directors) have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests in securities of GHH and its associated corporations

As at the Latest Practicable Date, the interests of the GHH Directors in the securities of GHH or any associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to GHH and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which any such Director was deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules or which were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register kept by GHH referred to therein were as follows:

GHH *(Note 1)*

Name of GHH Director	Personal interests	Family interests	Corporate interests	Other interests	Approximate shareholding percentage
Ronald Joseph Arculli	3,021 A Shares	N/A	168,858 A Shares *(Note 2)*	N/A	0.028%
	3,515 B Shares	N/A	196,470 B Shares *(Note 2)*	N/A	0.033%

Notes:

1. The nominal value of the A Shares and the B Shares in the share capital of GHH is HK$0.10 each and HK$0.01 each respectively.

2. 168,858 A Shares and 196,470 B Shares in the share capital of GHH are held by Citadel Investments Limited which is owned as to 100% by Mr. Ronald Joseph Arculli.

HLG (*Note 1*)

Name of GHH Director	Personal interests	Family interests	Corporate interests	Other interests	Approximate shareholding percentage
Ronald Joseph Arculli	581,775 shares	N/A	508,200 shares (*Note 2*)	N/A	0.08%

Notes:

1. The nominal value of shares in the share capital of HLG is HK$1.00 each.

2. 508,200 shares in the share capital of HLG are held by Citadel Investments Limited which is owned as to 100% by Mr. Ronald Joseph Arculli.

HLP (*Note 1*)

Name of GHH Director	Personal interests	Family interests	Corporate interests	Other interests	Approximate shareholding percentage
Ronald Joseph Arculli	14,737 shares	N/A	709,609 shares (*Note 2*)	N/A	0.025%

Notes:

1. The nominal value of the shares in the ordinary share capital of HLP is HK$1.00 each.

2. 709,609 shares in the ordinary share capital of HLP are held by Citadel Investments Limited which is owned as to 100% by Mr. Ronald Joseph Arculli.

Options of HLG held by GHH Directors

The following GHH Directors had interests in respect of options to subscribe for shares in HLG granted under the share option scheme of HLG:

Name	Date of Grant	Exercise Price *HK$*	Number of shares of HLG represented by options
Nelson Wai Leung Yuen	24th February, 2000	6.12	2,500,000 (*Note a*)
Terry Sze Yuen Ng	1st November, 2001	5.87	1,250,000 (*Note b*)

Notes:

(a) The share option was granted to the named director on 24th February, 2000 under the share option scheme of HLG at an exercise price of HK$6.12 per share, exercisable in 3 tranches, i.e. 20% from 24th February, 2001, 30% from 24th February, 2002 and 50% from 24th February, 2003, all expiring on 23rd February, 2010.

(b) The share option was granted on 1st November, 2001 under the share option scheme of HLG at an exercise price of HK$5.87 per share, exercisable in 3 tranches, i.e. 20% from 1st November, 2002, 30% from 1st November, 2003 and 50% from 1st November, 2004, all expiring on 31st October, 2011.

Save as disclosed above, as at the Latest Practicable Date, none of the GHH Directors nor their respective associates had any interest in, or rights to subscribe for, any share in or debenture of GHH or any of its associated corporations as recorded by the register of GHH pursuant to the SDI Ordinance or which are required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to GHH and the Stock Exchange.

As at the Latest Practicable Date, the Offeror owned 460,575,581 A Shares and 417,686,735 B Shares. Cole, the controlling shareholder of HLG, which in turn is the ultimate holding company of the Offeror, holds Shares directly and is also deemed interested in the Shares held by the Offeror in GHH. Mr. Ronald Joseph Arculli, a HLP Director, is interested in GHH as disclosed above and Platinum, the financial adviser of the Offeror owned 580,000 A Shares. Save for the aforesaid, as at the Latest Practicable Date, none of the Offeror, the directors of the Offeror and any party acting in concert with any of them (or any of the directors of any of them) or any pension fund established for the benefit of the employees of GHH Group owned or controlled any Shares.

As at the Latest Practicable Date, none of GHH and its subsidiaries had any beneficial interest in any Shares, and none of them has dealt for value in any Shares in the period from 28th February, 2002 to the Latest Practicable Date.

As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Offeror or with any person who is acting in concert with the Offeror or GHH or with any person who is an associate of GHH by virtue of classes (1), (2), (3) and (4) of the definition of associate in the Takeovers Code.

As at the Latest Practicable Date, no Shares are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with GHH. For the avoidance of doubt, Cole which is interested in Shares as disclosed in paragraph 3 below, is the trustee for certain trusts which is also holding shares in HLG and HLP. An associate of Mr. Gerald Lokchung Chan, a non-executive director of HLG, is a member of a wide class of discretionary objects of one of the trusts.

Save for the interest of Platinum in the 580,000 A Shares disclosed above, as at the Latest Practicable Date, none of Platinum and Cazenove had any beneficial interest in any Shares and none of them has dealt for value in any such securities in the period from 28th February, 2002 to the Latest Practicable Date.

(b) **Interests in the securities of GHH of those Shareholders who have irrevocably undertaken not to accept the Offers (including any revised offers)**

As at the Latest Practicable Date, none of the Shareholders have irrevocably undertaken not to accept the Offers (including any revised offers).

(c) **Interests in the Offeror**

As at the Latest Practicable Date, none of the companies in the GHH Group and their respective directors (including their respective spouses, children under the age of 18, related trusts and companies controlled by them) owned or had any interest in the shares in the Offeror, and none of them has dealt for value in any shares in the Offeror in the period from 28th February, 2002 to the Latest Practicable Date.

As at the Latest Practicable Date, none of Platinum and Cazenove had any beneficial interest in any shares in the Offeror, and none of them has dealt for value in any shares in the Offeror in the period from 28th February, 2002 to the Latest Practicable Date.

(d) **Interests in contracts or arrangements**

None of the GHH Directors is materially interested in any contract or arrangement subsisting at the date of this document which has been entered into by the Offeror or which is significant in relation to the business of the GHH Group taken as a whole.

As at the Latest Practicable Date, no material contracts had been entered into by the Offeror in which any GHH Director has a material personal interest.

As at the Latest Practicable Date, there was no agreement or arrangement between the Offeror, the GHH Directors and any other person which was conditional on or dependent upon the outcome of the Offers or otherwise connected with the Offers.

As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including any compensation arrangement) exists between the Offeror or any person acting in concert with it and any of the GHH Directors, recent GHH Directors, Shareholders or recent Shareholders having any connection with or dependent upon the Offers.

(e) **Interests in service contracts**

None of the GHH Directors has entered, or is proposing to enter, into a service contract with GHH or any of its subsidiaries or associated companies which is not expiring or determinable by the GHH Group within twelve months without payment of compensation (other than statutory compensation), or which has been entered into or amended within six months before the date of the First Announcement.

No benefit (other than statutory compensation) has been or will be given to any GHH Director as compensation for loss of office in any member of the GHH Group or otherwise in connection with the Offers.

(f) **Interests in assets of the GHH Group**

Since 30th June, 2002, the date to which the latest published audited consolidated financial statements of the GHH Group were made up, none of the GHH Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the GHH Group.

(g) **General**

(i) Other than Cole (as explained in paragraph (a) above in this Appendix), as at the Latest Practicable Date, no Shares were managed on a discretionary basis by any fund managers (other than exempt fund manager) connected with GHH, nor did any such fund managers deal in any Shares in the period from 28th February, 2002 to the Latest Practicable Date.

(ii) As at the Latest Practicable Date, no person had any arrangement of the kind referred to in note 8 to Rule 22 of the Takeovers Code with the Offeror or with any party acting in concert with it.

(iii) Save as disclosed in the letter from the GHH Board and the letter from Platinum in this document and in this Appendix, as at the Latest Practicable Date, no person who is considered to be an associate of GHH has any interest or has dealt for value in the Shares in the period from 28th February, 2002 to the Latest Practicable Date.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the following parties were interested in 10% or more of the issued share capital of GHH as recorded in the registers of interests required to be kept by GHH under section 16(1) of the SDI Ordinance:

Name of Shareholders of GHH	Number of A Shares	Number of B Shares
Cole *(Note 1)*	476,341,188	438,082,800
HLG *(Note 2)*	460,575,581	417,686,735
HLP *(Note 3)*	460,575,581	417,686,735
Newhart Investments Limited *(Note 4)*	460,575,581	417,686,735
Rilarch Investments Limited *(Note 5)*	332,047,066	417,686,735
The Offeror	332,047,066	417,686,735
Happy Town Company Limited *(Note 6)*	121,328,515	—
Hang Far Company Limited	121,328,515	—

Notes:

1. Cole holds 15,765,607 A Shares and 20,396,065 B Shares directly and was also deemed to be interested in the 460,575,581 A Shares and the 417,686,735 B Shares in which HLG is interested, totalling 476,341,188 A Shares and the 438,082,800 B Shares as set out in this table.

2. HLG is deemed interested in the interests of its subsidiary, HLP in GHH.

3. HLP is deemed interested in the interest of its subsidiary, Newhart Investments Limited in GHH.

4. Newhart Investments Limited is deemed interested in the interest of its subsidiaries, Rilarch Investments Limited and Happy Town Company Limited, in GHH.

5. Rilarch Investments Limited is deemed interested in the interest of its subsidiary, the Offeror, in GHH.

6. Happy Town Company Limited is deemed interested in the interest of its subsidiary, Hang Far Company Limited, in GHH.

Save as disclosed above, as at the Latest Practicable Date, no other parties were recorded as having an interest of 10% or more of the issued share capital of GHH in the register of interests required or kept by GHH under section 16(1) of the SDI Ordinance.

4. SHAREHOLDINGS AND DEALINGS

The Offeror acquired 332,047,066 A Shares and 417,686,735 B Shares at a price of HK$1.84 per A Share and HK$0.184 per B Share pursuant to the S&P Agreement. Completion took place on 9th October, 2002.

Save as disclosed above, there were no dealings in the Shares by the GHH Directors, the directors of the Offeror, the Offeror and parties acting in concert with it from 28th February, 2002 (being six months prior to the date of the First Announcement, being 28th August, 2002) up to the Latest Practicable Date.

5. MARKET PRICES

The table below shows the closing prices of the Shares as recorded on the Stock Exchange on (i) the last day on which dealings took place in each of the six months immediately preceding the date of the First Announcement; (ii) 28th August, 2002 and 29th August, 2002, being the days trading in the Shares was suspended pending the issue of the Announcements; and (iii) the Latest Practicable Date.

Date	**Closing price of an A Share** *(HK$)*	**Closing price of a B Share** *(HK$)*
28th February, 2002	0.79	0.081
28th March, 2002	0.805	0.080
30th April, 2002	0.83	0.078
31st May, 2002	0.92	0.090
28th June, 2002	0.93	0.089
31st July, 2002	0.88	0.086
28th August, 2002	0.85	0.086
29th August, 2002	0.85	0.086
Latest Practicable Date	1.82	0.184

The highest and lowest closing prices of the Shares as recorded on the Stock Exchange during the period between 28th February, 2002, being the date six months prior to the days trading in the Shares was suspended pending the issue of the Announcements, and ending on the Latest Practicable Date were HK$1.82 on 11th October, 2002 and HK$0.78 on 4th to 8th and 11th to 13th March, 2002 respectively for A Shares and HK$0.184 on 11th October, 2002 and HK$0.073 on 11th and 12th April, 2002 respectively for B Shares.

6. QUALIFICATIONS OF EXPERTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this document:

Name	**Qualification**
Platinum	Investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
Cazenove	Investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
Chesterton	Registered Professional Surveyors

7. CONSENTS

Platinum, Cazenove and Chesteron have given and have not withdrawn their respective written consents to the issue of this document, with the inclusion herein of their letters and references to their names, in the form and context in which they respectively appear.

8. LITIGATION

No member of the GHH Group is at present engaged in any litigation or claim of material importance and no litigation or claim of material importance is known to the GHH Directors to be pending or threatened against any member of the GHH Group.

9. MATERIAL CONTRACTS

There have been no material contracts (not being contracts entered into in the ordinary course of business) entered into by members of the GHH Group after the date two years before the date of the First Announcement and up to the Latest Practicable Date.

10. GENERAL

(a) The company secretary of GHH is Mr. Robin Sik Wing Ching and he is a Fellow of The Association of Chartered Certified Accountants and the Institute of Chartered Secretaries and Administrators.

(b) The registered office of GHH is situated at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

(c) The share registrar of GHH is Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The registered address of the Offeror is at 26th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

(e) The registered office of Platinum is at 22nd Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

(f) The registered office of Cazenove is at 5001, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

(g) As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including compensation arrangement) exists between the Offeror and any other person for the transfer of the beneficial interests in Shares acquired by the Offeror under the Offers.

(h) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the office of GHH at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong while the Offers remain open:

(a) the memorandum and articles of association of GHH;

(b) the memorandum and articles of association of the Offeror;

(c) the letter of advice from Cazenove, the text of which is set out on pages 22 to 44 of this document;

(d) the audited financial statements of the GHH Group for the two years ended 30th June, 2002;

(e) the written consents referred to under the section headed "Consents" in this Appendix; and

(f) the letter, summary of values and valuation certificate all dated 20th September, 2002 prepared by Chesterton, the text of which are set out in Appendix III to this document.

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Monday, 25th November, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.
2. To declare final dividend.
3. To re-elect directors and authorise the Board of Directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.
5. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 8th October, 2002

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. The proposed final dividend, if approved by the shareholders at the Annual General Meeting on 25th November, 2002, will be paid on 29th November, 2002 to shareholders whose names appear on the Registers of Members on 4th October, 2002.

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED

股東週年大會通告

茲通告本公司訂於二零零二年十一月二十五日(星期一)上午十時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會，討論下列事項：

一、 省覽截至二零零二年六月三十日止年度之財務報表及董事局與核數師報告。

二、 宣布派發末期股息。

三、 重選董事並授權董事局釐定董事袍金。

四、 重聘核數師及授權董事釐定其酬金。

五、 其他事項。

承董事局命
秘書
程式榮
謹啟

香港，二零零二年十月八日

註冊辦事處：
香港
德輔道中四號
二十八樓

附註：

一、凡有權出席股東週年大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、擬派發之末期股息倘於二零零二年十一月二十五日舉行之股東週年大會中獲股東通過，將於二零零二年十一月二十九日派發予於二零零二年十月四日名列股東名冊之股東。

(b) 格蘭酒店之註冊辦事處為香港中環德輔道中四號渣打銀行大廈二十八樓。

(c) 格蘭酒店之股票過戶及登記處為香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心十七樓)。

(d) 收購人之註冊地址為香港中環德輔道中四號渣打銀行大廈二十六樓。

(e) 百德能之註冊地址為香港德輔道中四號渣打銀行大廈二十二樓。

(f) 嘉誠之註冊地址為香港中環康樂廣場八號交易廣場第一座五零零一室。

(g) 於最後實際可行日期，收購人與任何其他人士並無就轉讓收購人根據收購建議收購之實益股份權益，訂立協議、安排或共識(包括補償安排)。

(h) 本文件之中、英文本如有歧異，概以英文本為準。

11. 備查文件

下列文件之副本於一般辦公時間內在格蘭酒店辦事處(地址為香港中環德輔道中四號渣打銀行大廈二十八樓)可供查閱：

(a) 格蘭酒店之組織章程大綱及細則；

(b) 收購人之組織章程大綱及細則；

(c) 嘉誠之意見函件，其全文載於本文件第22至44頁；

(d) 格蘭酒店集團於截至二零零二年六月三十日止兩個年度之經審核財務報表；

(e) 本附錄「同意書」一節所述之同意書；及

(f) 卓德於二零零二年九月二十日所編製之函件、估值概要及估值證書，其全文載於本文件附錄三。

由二零零二年二月二十八日(即暫停股份買賣以等待發表該等公佈之日前六個月)至最後實際可行日期，股份於聯交所所報之最高及最低收市價，分別為A股於二零零二年十月十一日之最高收市價港幣1.82元及由二零零二年三月四日至八日及三月十一日至十三日之最低收市價港幣0.78元，以及B股於二零零二年十月十一日之最高收市價港幣0.184元及於二零零二年四月十一日及十二日之最低收市價港幣0.073元。

6. 專家資格

下列為曾於本文件發表意見或建議之專家之資格：

名稱	資格
百德能	根據香港法例第333章證券條例註冊之投資顧問
嘉誠	根據香港法例第333章證券條例註冊之投資顧問
卓德	註冊專業測量師

7. 同意書

百德能、嘉誠及卓德已發出同意書，各自同意刊發本文件，並按本文件所示形式及涵義轉載彼等之函件及引述彼等之名稱，且迄今並無撤回彼等之同意書。

8. 訴訟

格蘭酒店集團成員公司現時概無涉及任何重要之訴訟或索償，及就格蘭酒店董事所知，格蘭酒店集團任何成員公司亦無任何尚未了結或蒙受威脅屬之重要訴訟或索償。

9. 重大合約

格蘭酒店集團成員公司於首項公佈刊發之日前兩年至最後實際可行日期，概無訂立重大合約(並非於日常業務中訂立之合約)。

10. 一般事項

(a) 格蘭酒店之公司秘書為程式榮先生。程先生為英國特許會計師公會及特許秘書及行政人員公會之資深會員。

2. 恒隆集團公司獲視為佔其附屬公司恒隆地產於格蘭酒店之權益。

3. 恒隆地產獲視為佔其附屬公司Newhart Investments Limited於格蘭酒店之權益。

4. Newhart Investments Limited獲視為佔其附屬公司Rilarch Investments Limited及 Happy Town Company Limited於格蘭酒店之權益。

5. Rilarch Investments Limited獲視為佔收購人(Rilarch Investments Limited附屬公司)於格蘭酒店之權益。

6. Happy Town Company Limited獲視為佔其附屬公司Hang Far Company Limited於格蘭酒店之權益。

除上文所披露者外，於最後實際可行日期，格蘭酒店根據披露權益條例第16(1)條之規定存置之股份權益登記冊中，並無錄得其他人士佔格蘭酒店已發行股本10%或以上之權益。

4. 股權及買賣

收購人根據買賣協議，按每股A股港幣1.84元及每股B股港幣0.184元之價格，收購332,047,066股A股及417,686,735股B股。完成日期為二零零二年十月九日。

除上文所披露者外，格蘭酒店董事、收購人之董事、收購人及與其一致行動人士由二零零二年二月二十八日(即首項公佈刊發日期(即二零零二年八月二十八日)前六個月)至最後實際可行日期，並無買賣股份。

5. 市價

下表顯示(i)於緊接首項公佈刊發日期前六個月每月進行買賣之最後一日；(ii)二零零二年八月二十八日及二零零二年八月二十九日(即暫停股份買賣以等待發表該等公佈之日)；及(iii)最後實際可行日期，股份在聯交所所報之收市價。

日期	A股收市價 (港幣)	B股收市價 (港幣)
二零零二年二月二十八日	0.79元	0.081元
二零零二年三月二十八日	0.805元	0.080元
二零零二年四月三十日	0.83元	0.078元
二零零二年五月三十一日	0.92元	0.090元
二零零二年六月二十八日	0.93元	0.089元
二零零二年七月三十一日	0.88元	0.086元
二零零二年八月二十八日	0.85元	0.086元
二零零二年八月二十九日	0.85元	0.086元
最後實際可行日期	1.82元	0.184元

(f) **於格蘭酒店集團之資產權益**

自二零零二年六月三十日(即格蘭酒店集團編製最新公佈之經審核綜合財務報表)以來，格蘭酒店董事概無或不曾於格蘭酒店集團任何成員公司所收購、出售或租賃予該等公司之資產中，或於該等成員公司建議收購、出售或租賃予該等公司之資產中，擁有任何直接或間接權益。

(g) **一般事項**

(i) 除Cole外(誠如本附錄上文(a)段所解釋)，於最後實際可行日期，概無股份由與格蘭酒店有關連之基金經理(獲豁免基金經理除外)以全權受益方式管理，而該等基金經理由二零零二年二月二十八日至最後實際可行日期，概無買賣任何股份。

(ii) 於最後實際可行日期，概無人士與收購人或與其一致行動人士，訂立收購守則第22條附註8所述類形之安排。

(iii) 除本文件所載格蘭酒店董事會函件、百德能之函件及本附錄所披露者外，於最後實際可行日期，概無被視為格蘭酒店聯繫人之人士由二零零二年二月二十八日至最後實際可行日期，擁有或以代價買賣股份。

3. 主要股東

於最後實際可行日期，下列人士佔格蘭酒店根據披露權益條例第16(1)條規定存置之股份權益登記冊所載之格蘭酒店已發行股本中，擁有10%或以上之權益：

格蘭酒店股東名稱	A股數目	B股數目
Cole (附註1)	476,341,188股	438,082,800股
恒隆集團公司 (附註2)	460,575,581股	417,686,735股
恒隆地產 (附註3)	460,575,581股	417,686,735股
Newhart Investments Limited (附註4)	460,575,581股	417,686,735股
Rilarch Investments Limited (附註5)	332,047,066股	417,686,735股
收購人	332,047,066股	417,686,735股
Happy Town Company Limited (附註6)	121,328,515股	—
Hang Far Company Limited	121,328,515股	—

附註：

1. Cole直接持有15,765,607股A股及20,396,065股B股，並獲視為佔恒隆集團公司所佔之460,575,581股A股及417,686,735股B股之權益，合共為上述表格所載之476,341,188股A股及438,082,800股B股。

(b) **以不可撤回方式承諾不會接納收購建議(包括任何經修訂之收購建議)之股東於格蘭酒店之證券權益**

於最後實際可行日期,並無股東以不可撤回方式承諾不接納收購建議(包括任何經修訂之收購建議)。

(c) **於收購人之權益**

於最後實際可行日期,格蘭酒店集團成員公司及彼等各自之董事(包括彼等各自之配偶、未滿十八歲之子女、相關信託基金及由彼等所控制之公司)概無擁有收購人之股份權益,而彼等由二零零二年二月二十八日至最後實際可行日期,亦無以代價買賣收購人任何股份。

於最後實際可行日期,百德能及嘉誠概無擁有收購人任何實益股份權益,彼等由二零零二年二月二十八日至最後實際可行日期,亦無以代價買賣收購人任何股份。

(d) **於合約或安排之權益**

格蘭酒店董事概無於收購人所訂立在本文件刊發日期仍然有效之任何合約或安排中,或於對格蘭酒店集團整體業務有重大關係之合約或安排中,擁有重大權益。

於最後實際可行日期,收購人並無訂立格蘭酒店董事於其中擁有重大個人權益之重大合約。

於最後實際可行日期,收購人、格蘭酒店董事及任可其他人士概無訂立任何協議或安排,須待收購建議有成果方可作實或須視乎收購建議之結果而定,或與收購建議有關連。

於最後實際可行日期,在收購人或與其一致行動人士及任何格蘭酒店董事、近期在任之格蘭酒店董事、股東或近期股東之間,並無存在任何協議、安排或共識(包括補償安排),與收購建議有關或須視乎收購建議而定。

(e) **於服務協議之權益**

格蘭酒店董事概無與格蘭酒店或其任何附屬公司或聯營公司訂立或建議訂立服務合約,不可於十二個月內未到期或在格蘭酒店並無支付補償(法定補償除外)之情況下終止,或已於首項公佈刊發之日前六個月內訂立或修訂。

格蘭酒店董事並無或將不會獲得任何利益(法定補償除外),作為不再於格蘭酒店集團任何成員公司任職或與收購建議有關之補償。

附註：

(a) 此等股份期權於二零零零年二月二十四日根據恒隆集團公司股份期權計劃，授予上述董事，行使價為每股港幣6.12元，可分三期行使，即於二零零一年二月二十四日起可行使20%、於二零零二年二月二十四日起可行使30%，以及於二零零三年二月二十四日起可行使50%。全部股份期權均於二零一零年二月二十三日屆滿。

(b) 股份期權於二零零一年十一月一日根據恒隆集團公司股份期權計劃授出，行使價為每股港幣5.87元，可分三期行使，即於二零零二年十一月一日起可行使20%、於二零零三年十一月一日起可行使30%，以及於二零零四年十一月一日起可行使50%。全部股份期權均於二零一一年十月三十一日屆滿。

除上文所披露者外，於最後實際可行日期，格蘭酒店董事或彼等各自之聯繫人概無擁有格蘭酒店根據披露權益條例記錄於格蘭酒店股東名冊之格蘭酒店或其任何相聯法團之股份或債券權益，或認購該等股份或債券之權利，亦無擁有根據上市公司董事進行證券交易的標準守則須知會格蘭酒店及聯交所之權益。

於最後實際可行日期，收購人擁有460,575,581股A股及417,686,735股B股。恒隆集團公司之控股股東Cole為收購人之最終控股公司，直接持有股份，並獲視佔有收購人所持之格蘭酒店股份。恒隆地產董事夏佳理先生佔有上文所述之格蘭酒店權益，而收購人之財務顧問百德能則擁有580,000股A股。除上文所述者外，於最後實際可行日期，收購人、收購人之董事及與其一致行動人士(或彼等之任何董事)或為格蘭酒店集團僱員利益而設立之任何退休金概無擁有或控制任何股份。

於最後實際可行日期，格蘭酒店及其附屬公司概無實益擁有任何股份權益，而彼等由二零零二年二月二十八日起至最後實際可行日期止，亦無買賣任何股份價值。

於最後實際可行日期，概無人士與收購人、與收購人一致行動之人士、格蘭酒店，或收購守則所界定第(1)、(2)、(3)及(4)類聯繫人之格蘭酒店聯繫人，訂立收購守則第22條附註8所述類形安排。

於最後實際可行日期，概無股份由與格蘭酒店有關連之基金經理(獲豁免基金經理除外)以全權受益方式管理。為清楚起見，Cole(佔有下文第3段所披露之股份權益)為若干信託基金之受託人，而該等基金亦持有恒隆集團公司及恒隆地產股份。恒隆集團公司非執行董事陳樂宗先生之一名聯繫人為當中一項信託基金之眾多全權託管對象成員。

除上文所披露百德能佔580,000股A股權益外，於最後實際可行日期，百德能及嘉誠均無擁有任何實益股份權益，而彼等由二零零二年二月二十八日至最後實際可行日期，亦無以代價買賣任何股份。

恒隆集團公司(附註1)

格蘭酒店董事姓名	個人權益	家族權益	公司權益	其他權益	股權概約百分比
夏佳理	581,775股	不適用	508,200股(附註2)	不適用	0.08%

附註：

1. 於恒隆集團公司股本中之股份面值為每股港幣1.00元。

2. 於恒隆集團公司股本中，508,200股股份由Citadel Investments Limited所有，而夏佳理先生擁有Citadel Investments Limited 100%之權益。

恒隆地產(附註1)

格蘭酒店董事姓名	個人權益	家族權益	公司權益	其他權益	股權概約百分比
夏佳理	14,737股	不適用	709,609股(附註2)	不適用	0.025%

附註：

1. 於恒隆地產普通股本中之股份面值為每股港幣1.00元。

2. 於恒隆地產普通股本中，709,609股由Citadel Investments Limited持有，而夏佳理先生擁有Citadel Investments Limited 100%之權益。

格蘭酒店董事持有恒隆集團公司之股份期權

下列格蘭酒店董事擁有根據恒隆集團公司股份期權計劃授出可認購恒隆集團公司股份之股份期權之權益：

姓名	授出日期	行使價 港幣	股份期權所代表之恒隆集團公司股份數目
袁偉良	二零零零年二月二十四日	6.12元	2,500,000股(附註a)
吳士元	二零零一年十一月一日	5.87元	1,250,000股(附註b)

1. 責任聲明

本文件之資料乃遵照收購守則刊載，旨在提供有關格蘭酒店集團及收購建議之資料。格蘭酒店董事願就本文件所載資料（有關收購人及其董事之資料除外）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本文件內所表達之意見，乃經審慎周詳考慮後始作出，且本文件並無遺漏其他事實，以致本通函之內容有所誤導。

收購人董事已提供本文件所載有關收購人之資料，收購人之董事願就本文件所載資料（有關格蘭酒店及格蘭酒店董事之資料除外）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本文件內所表達之意見（對格蘭酒店及格蘭酒店董事之有關意見除外），乃經審慎周詳考慮後始作出，且本文件並無遺漏其他事實，以致本文件之內容有所誤導。

2. 權益披露

(a) 於格蘭酒店及其相聯法團之證券權益

於最後實際可行日期，格蘭酒店董事於格蘭酒店或其相聯法團（定義見披露權益條例）之證券中，擁有以下根據披露權益條例第28條須通知格蘭酒店及聯交所之權益（包括根據披露權益條例第31條或附表第一部被視為或當作擁有之權益），或根據上市規則所載上市公司董事進行證券交易之標準守則須通知格蘭酒店及聯交所之權益，或根據披露權益條例第29條須載入格蘭酒店所存置之登記冊之權益：

格蘭酒店（附註1）

格蘭酒店董事姓名	個人權益	家族權益	公司權益	其他權益	股權概約百分比
夏佳理	3,021股A股	不適用	168,858股A股（附註2）	不適用	0.028%
	3,515股B股	不適用	196,470股B股（附註2）	不適用	0.033%

附註：

1. 於格蘭酒店股本中A股及B股之股份面值分別為每股港幣0.10元及每股港幣0.01元。

2. 於格蘭酒店股本中，168,858股A股及196,470股B股由Citadel Investments Limited持有，而夏佳理先生擁有Citadel Investments Limited 100%之權益。

衛蘭軒於截至一九九九年、二零零零年及二零零一年六月三十日止年度之經審核賬目摘要及有關格蘭酒店集團支付保證年費之其他財務資料

下表載列衛蘭軒於截至一九九九年、二零零零年及二零零一年六月三十日止年度各年之經審核損益賬概要。

	截至六月三十日止年度		
	一九九九年	二零零零年	二零零一年
	港幣千元	港幣千元	港幣千元
營業額	37,037	37,602	42,378
銷售成本	(33,924)	(33,169)	(32,958)
	3,113	4,433	9,420
其他收入	2,357	2,416	2,522
行政成本	(12,284)	(12,067)	(12,112)
年內虧損(不包括税項及支付予Methodist Centre Limited之費用)	(6,814)	(5,218)	(170)

根據就衛蘭軒而與Methodist Centre Limited訂立之管理合約條款，格蘭酒店集團每年支付保證年費。該等款項乃記錄於格蘭酒店集團之賬目而非衛蘭軒之賬目。如將有關費用記錄於衛蘭軒之賬目，於截至一九九九年、二零零零年及二零零一年六月三十日止年度會對其賬目造成以下影響：

	截至六月三十日止年度		
	一九九九年	二零零零年	二零零一年
	港幣千元	港幣千元	港幣千元
年內虧損(不包括税項及支付予Methodist Centre Limited之費用)	(6,814)	(5,218)	(170)
支付予Methodist Centre Limited之保證最低費用	(8,000)	(8,000)	(8,000)
衛蘭軒管理合約之淨影響	(14,814)	(13,218)	(8,170)

物業	概況及詳情	佔用詳情	於二零零二年八月二十八日現況下之公開市值(考慮到計劃改建用途)
2. 九龍旺角彌敦道627號雅蘭酒店酒店部份 第10246號九龍內地段500,000份之350,000份	雅蘭酒店為一幢23層高酒店／商業大廈(包括兩層地庫)，其中設有549個客房，及配套餐廳及樓宇後設施，以及一個開設商舖及餐廳之商場。該項發展於一九八七年落成。 該物業為該發展之酒店部份，主要包括位於地下之酒店大堂及停車／上落貨區、位於四樓之機器／停車場地區、於五樓及六樓之餐廳／大堂、於七樓至二十樓之客房，以及於地庫第二層之樓宇後設施。 該物業之總樓面面積擴充至約30,000平方米(322,920平方呎)。 現時建議將該物業改建為23層商業／辦公室大廈，其中包括商業／停車場平台上之辦公室大樓。地庫第二層及四樓平台設有停車位。 第10246號九龍內地段由政府按重批地規約第10561號持有，由一九一零年六月二十七日起計為期150年，每年政府地租為港幣2,204元。	該酒店現時由業主經營。	港幣620,000,000元

附註：

(1) 該物業之註冊業主為MODALTON LIMITED(格蘭酒店集團有限公司之全資附屬公司)。

(2) 該物業現時受一項公契及管理協議所規限。

(3) 在編製估值時，吾等假設整個發展將會根據獲提供之改建計劃書改為商業／辦公室大廈，並已經考慮到所需成本及時間。

(4) 根據吾等所獲之資料，改建工程所須之估計成本及時間分別約為港幣70,000,000元及九個月，且建築工程須獲得政府批准。

(5) 吾等已根據香港測量師學會刊發之物業資產估值指引附註(Guidance Notes on the Valuation of Property Assets)編製估值。

估值證書

	物業	概況及詳情	佔用詳情	於二零零二年八月二十八日現況下之公開市值(考慮到計劃改建用途)
1.	香港 鰂魚涌 康山道2號 康蘭酒店 (包括格蘭會及康蘭豪華寓所) 第8566號內地段餘段之700,000份之47,000份之不可分割平均份數	康蘭酒店為建於商業及停車場平台(名為康怡廣場)上之酒店。該項發展於一九八七年落成。 該物業主要為酒店大堂、於商業／停車場平台二樓之停車／上落貨區及三樓之餐廳、於九樓之康樂會所(名為格蘭會)、十樓後座範圍、十一至二十二樓之酒店住宿部份,以及天台之分散部份。 由十一樓至二十二樓之酒店住宿部份提供合共490個客房。於十六樓至二十二樓之242個客房已經改建為服務式住宅,其餘248個客房仍然用作酒店房間。 格蘭會提供多種運動設施,包括游泳池、壁球場、體育館及健身室等。 該物業之總樓面面積擴充至約35,275平方米(379,700平方呎)。 現時之248個酒店房間計劃改建為服務式住宅。 第8566號內地段由政府按換地規約第11728號持有,由一九八四年四月二十七日起計為期75年,可再續期75年,每年政府地租為港幣1,000元。	該酒店現時由業主經營。	港幣600,000,000元

附註:

(1) 該物業之註冊業主為TEGRATON LIMITED(格蘭酒店集團有限公司之全資附屬公司)。

(2) 該物業現時受一項單邊契據、公契、兩份批約修訂書及一項管理保證書(由地下鐵路公司與政府簽訂)所規限。

(3) 在編製估值時,吾等已經計及該物業之用途可能會由現有酒店客房改建為服務式住宅(並已經考慮到所需成本及時間)。

(4) 根據吾等所獲之資料,改建工程所須之估計成本及時間分別約為港幣10,000,000元及六個月,且在規劃或在建築工程方面毋須獲得政府批准。

(5) 吾等已根據香港測量師學會刊發之物業資產估值指引附註(Guidance Notes on the Valuation of Property Assets)編製估值。

估值概要

物業	於二零零二年八月二十八日現況下之公開市值（考慮到計劃改建用途）
1. 香港 鰂魚涌 康山道2號 康蘭酒店（包括格蘭會及康蘭豪華寓所）	港幣600,000,000元
2. 九龍 旺角 彌敦道627號 雅蘭酒店酒店部份	港幣620,000,000元
總計：	港幣1,220,000,000元

吾等在極大程度上依賴閣下提供之資料，並接納獲提供之有關規劃批准或法定通告、地役權、年期、交易賬目、改建計劃詳情、改建成本、樓面面積及其他一切有關資料之意見。估值證書所列尺寸、量度及面積乃根據提供予吾等之文件所載資料，因此僅為約數。

吾等曾視察物業之外貌，在可能情況下曾視察其內部。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損毀。但是，吾等無法呈報該等物業是否確無腐朽、蟲蛀或任何其他結構損毀，無進行任何樓宇設施測試。

吾等在估值時並無考慮物業所附帶之任何抵押、按揭或債項，以及在出售成交時可能產生之任何開支或税項。吾等假設所有物業概無附帶可影響價值之繁重負擔、限制及支銷。

隨函附奉吾等之估值概要及估值證書。

此致

恒隆集團有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

恒隆地產有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

格蘭酒店集團有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

代表
卓德測計師行有限公司
執行董事
陳超國
MSc FRICS FHKIS MCIArb RPS(GP)
謹啟

二零零二年九月二十日

吾等遵照閣下之指示，對標題所列之物業進行估值，並考慮到該等物業各自之改建計劃，吾等證實曾視察該等物業，作出有關查詢，並蒐集及取得吾等認為必要之其他資料，以便根據下列估值基準向閣下呈述吾等對該等物業於二零零二年八月二十八日之公開市值之意見。

吾等之估值乃吾等對公開市值之意見，所謂公開市值，吾等定義為「物業權益於估值日在下列假定情況下以現金代價無條件完成出售可取得之最高價格：

(a) 有自願賣方；

(b) 於估值日前，有一段合理時間（視乎物業性質及市況）可適當地在市場推銷該項權益、協商價格及條款，以及完成銷售；

(c) 於任何較早假定交換合約之日之市況、價值水平及其他情況與估值日相同；

(d) 不考慮具有特殊興趣買家任何追加出價；及

(e) 交易雙方在知情、審慎及不受催迫之情況下行事。」

吾等之估值假定業主於公開市場上將物業出售而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以便抬高該等物業之價值。此外，吾等在估值時，並無計及任何有關或影響出售該等物業之選擇權或優先購買權，亦假設並無任何形式之強制出售情況。

吾等在評估第一項物業時，乃按現況基準（即其現有外部情況），並已計及可能將現有酒店客房改建為服務式住宅。吾等亦已經為改建所需成本及時間作出撥備。吾等並已參考該物業按目前用途之過往交易賬目。

吾等在評估第二項物業時，乃按現況基準（即其現有外部情況），並已考慮到可能根據獲提供之計劃書將整個發展改建為商業／辦公室大廈，及已考慮到所需成本及時間。吾等已經參考市場上可供參考之銷售憑證。

吾等未獲提供該等物業之業權文件，但曾往土地註冊署查冊。然而，吾等並無查閱文件正本以核證業權或證實是否存在任何未載於提供予吾等之副本之修訂。

以下為卓德就對格蘭酒店之物業於二零零二年八月二十八日之估值發出之函件全文、估值概要及估值證書，以供轉載於本文件。

Chesterton
PETTY
卓德

國際物業顧問

卓德測計師行有限公司
香港
中環
添美道1號
中信大廈16樓

敬啟者：

(1) 香港鰂魚涌康山道2號康蘭酒店(包括格蘭會及康蘭豪華寓所)

(2) 九龍旺角彌敦道627號雅蘭酒店酒店部份

26 合營公司

於二零零二年六月三十日

	已發行股本(港幣)	格蘭酒店集團所佔權益百分率	格蘭酒店所佔權益百分率	業務	註冊及營業地點
雅緻飲食有限公司	4元	50	50	經營食肆	香港

3. 負債

於二零零二年八月三十一日(即本文件付印前確定本負債聲明之最後實際可行日期)營業時間結束時，格蘭酒店集團並無任何銀行透支或借貸，或其他類似之負債、按揭、質押，或擔保或其他重大或然負債。

4. 重大變動

於最後實際可行日期，格蘭酒店董事並無得悉格蘭酒店集團之財務或貿易狀況自二零零二年六月三十日(即格蘭酒店集團編製最新經審核綜合財務報表之日)以來有重大變動。於最後實際可行日期，除百德能之函件「收購人就格蘭酒店集團之意向」一段所述者外，格蘭酒店董事並無得悉格蘭酒店集團之前景自二零零二年六月三十日以來有任何重大變動。

22 最終控股公司

格蘭酒店之最終控股公司為在香港註冊之恒隆集團公司。

23 比較數字

於本年度，利息收入不計入營業額，並呈列為其他收入，藉此更佳地陳述格蘭酒店集團之業績，因此比較數字亦已相應地重列。由於擬派股息之會計政策出現變動，若干比較數字已就此作出調整，詳情載於附註1(巳)。

24 批准賬目

董事會於二零零二年八月二十八日批准及授權刊發賬目。

25 主要附屬公司

於二零零二年六月三十日

	已發行股本(港幣)	格蘭酒店集團所佔權益百分率	格蘭酒店所佔權益百分率	業務	註冊及營業地點
格蘭集團有限公司	2元	100	100	持有食肆牌照	香港
Grand Hotel Group Limited *	10,200元	100	100	酒店經營及管理	香港
格蘭酒店集團融資有限公司*	2元	100	100	財務	香港
Grand Suite Tower Limited*	200元	100	100	經營服務式寓所	香港
盈領投資有限公司	2元	100	100	持有食肆牌照	香港
Modalton Limited *	2元	100	–	物業租賃	香港
Tegraton Limited *	2元	100	–	物業租賃	香港

* 經畢馬威會計師事務所審核

上表列出董事會認為對格蘭酒店集團之溢利及資產有重大影響之主要附屬公司。

一項集成信託強制性公積金計劃(「強積金計劃」)已成立，並交由一獨立服務機構營辦。僱主及僱員分別按僱員之每月有關收入(上限為二萬元)之百分之五作出強制性供款。格蘭酒店集團之供款會全數及即時歸屬於僱員之賬戶並列為僱員在計劃內之累算權益。格蘭酒店集團於本年度內作出之強積金供款總額為二十萬元(二零零一年：十萬元)。

由於格蘭酒店集團之退休金計劃乃一項獲豁免於強積金條例的職業退休計劃(「職業退休計劃」)，職業退休計劃與強積金計劃之成員資格相同，而新僱員可一次性選擇參與職業退休計劃或強積金計劃。

19　承擔

格蘭酒店集團根據一項於十年之內屆滿之不可撤銷營業租約租用一項物業，而應付之或然租金乃按該物業之收入之某個百分比計算。於六月三十日，就該項營業租約於未來最少應付之租金總額如下：

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
一年內	11.0	9.2
一年後但五年內	45.6	44.0
五年後	69.0	81.6
	125.6	134.8

20　關連人士交易

年內，格蘭酒店集團向一間同系附屬公司支付一百四十萬元(二零零一年：三百七十萬元)作為攤分該同系附屬公司提供行政服務之費用。該項付款乃雙方經考慮格蘭酒店集團之業務量後所同意之金額。

年內，格蘭酒店集團向一間同系附屬公司收取一百二十萬元(二零零一年：一百二十萬元)作為該同系附屬公司攤分格蘭酒店集團提供行政服務之費用。該項付款乃雙方經考慮該同系附屬公司業務量後所同意之金額。

年內，格蘭酒店之全資附屬公司Grand Hotel Group Limited為康怡花園俱樂部提供行政服務並向Kornhill Recreation Club Limited(同系附屬公司)收取固定金額九十萬元(二零零一年：九十萬元)之費用。

年內，格蘭酒店集團向一間合營公司收取合共一千零一十萬元(二零零一年：一千零七十萬元)之管理費。格蘭酒店集團乃按固定金額或該公司總收入之某個百分比收取該項費用。

21　結算日後事項

於批准本賬目之同日，格蘭酒店集團公布有關由最終控股公司出售其持有格蘭酒店之全部權益予恒隆地產之建議。

17　綜合現金流量表附註

(甲) 營業溢利與營業運作所得之現金流入淨額之調節

	二零零二年 百萬元	二零零一年 百萬元
營業溢利	19.6	73.8
利息收入	(2.8)	(9.2)
折舊	14.4	15.1
商譽撇銷	2.9	—
出售固定資產之虧損	0.1	0.1
存貨之減少	0.3	—
應收款項、按金及預付款項之(增加)／減少	(0.5)	2.8
應付款項及應計費用之增加／(減少)	0.5	(15.2)
已收按金之減少	(1.3)	(0.5)
營業運作所得之現金流入淨額	33.2	66.9

(乙) 綜合資產負債表所列現金及現金等價物結餘之分析

	二零零二年 百萬元	二零零一年 百萬元
現金及由結算日起計三個月內到期之銀行存款	114.8	118.8
由貸款日起計三個月內償還之銀行透支	(1.3)	(2.5)
	113.5	116.3

18　退休金計劃及成本

格蘭酒店集團作為恒隆集團公司之附屬公司已參與恒隆集團公司之界定供款退休金計劃。該計劃之資產由受託人掌管及專業基金經理管理之獨立基金所持有，與參與公司之資產分開處理。格蘭酒店集團及僱員均按僱員之基本薪金之若干百分比供款，有關百分比按服務年資釐訂。截至二零零二年六月三十日止之年度內，格蘭酒店集團之供款達七百六十萬元(二零零一年：八百一十萬元)。

當僱員於可全數獲得其僱主供款前退出該計劃，其遭沒收之僱主供款乃撥入計劃基金之儲備內。受託人可視乎儲備的水平而將股息自基金之儲備撥入基金成員賬戶。格蘭酒店集團可將沒收之供款減少其供款；但年度內格蘭酒店集團並無以此方式削減供款。由於格蘭酒店集團參與之計劃之儲備並無區分各參與成員公司各自應佔分額，故未能確定格蘭酒店集團可動用之沒收供款數字。

16　儲備

	格蘭酒店集團		格蘭酒店	
	二零零二年	二零零一年	二零零二年	二零零一年
	百萬元	百萬元	百萬元	百萬元
股份溢價	942.7	942.7	942.7	942.7
資本儲備				
於七月一日	13.0	13.0	–	–
商譽撇銷	2.9	–	–	–
於六月三十日	15.9	13.0	–	–
盈餘儲備金				
保留溢利				
於七月一日（如之前所呈報）	635.7	624.5	575.9	540.5
擬派末期股息之去年度調整（附註1(巳)）	11.6	7.5	11.6	7.5
於七月一日（經重列）	647.3	632.0	587.5	548.0
本年度純利	18.2	33.0	60.3	57.2
去年度末期股息（附註1(巳)）	(11.6)	(7.5)	(11.6)	(7.5)
本年度中期股息	(10.2)	(10.2)	(10.2)	(10.2)
於六月三十日	643.7	647.3	626.0	587.5
普通儲備金	3.0	3.0	3.0	3.0
	646.7	650.3	629.0	590.5
	1,605.3	1,606.0	1,571.7	1,533.2

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
盈餘儲備金報表：		
格蘭酒店集團公司（二零零一年已重列）	643.8	641.8
合營公司	2.9	8.5
	646.7	650.3

於二零零二年六月三十日，格蘭酒店可供分派予股東之儲備金總額為六億二千九百萬元（二零零一年：五億九千零五十萬元）。

13 應付款項及應計費用

已計入應付款項及應計費用之應付賬款其賬齡分析如下：

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
一個月內	6.6	8.1

14 遞延税項

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
遞延税項之變動包括：		
於七月一日結存	0.6	0.7
撥入綜合收益表(附註5(甲))	—	(0.1)
於六月三十日結存	0.6	0.6

遞延税項指折舊免税額超逾有關折舊之數額。因税務虧損帶來的未來利益為遞延税項資產共二千三百五十萬元(二零零一年：二千三百一十萬元)，因未能合理保證其實現，故並未被確認。

15 股本

	二零零二年	二零零一年
	百萬元	百萬元
法定		
「A」股七億股，每股面值一角	70.0	70.0
「B」股十億股，每股面值一仙	10.0	10.0
	80.0	80.0
已發行及繳足		
「A」股六億二千一百六十三萬一千二百二十六股，每股面值一角	62.2	62.2
「B」股六億股，每股面值一仙	6.0	6.0
	68.2	68.2

10　**附屬公司權益**

	格蘭酒店	
	二零零二年	二零零一年
	百萬元	百萬元
非上市股份，成本值	357.5	357.5
應收附屬公司款項	1,622.5	1,640.6
應付附屬公司款項	(340.5)	(395.5)
	1,639.5	1,602.6

各主要附屬公司之詳細資料載於附註第二十五項內。

11　**合營公司權益**

	格蘭酒店集團		格蘭酒店	
	二零零二年	二零零一年	二零零二年	二零零一年
	百萬元	百萬元	百萬元	百萬元
非上市股份，成本值	–	–	0.1	0.1
應佔資產淨值	2.9	8.5	–	–
	2.9	8.5	0.1	0.1

合營公司之詳細資料載於附註第二十六項內。

12　**應收款項、按金及預付款項**

已計入應收款項、按金及預付款項之應收賬款其賬齡分析如下：

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
一個月內	6.3	6.2
一至三個月	3.2	2.7
三個月以上	0.1	–
	9.6	8.9

格蘭酒店集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

9　固定資產－格蘭酒店集團

	有年期房地產			
	酒店物業	其他物業	其他固定資產	合計
	百萬元	百萬元	百萬元	百萬元
成本值：				
於二零零一年七月一日	1,475.8	160.3	265.0	1,901.1
添置	–	–	10.2	10.2
出售	–	–	(3.0)	(3.0)
於二零零二年六月三十日	1,475.8	160.3	272.2	1,908.3
累積折舊：				
於二零零一年七月一日	–	75.7	232.2	307.9
本年度折舊	–	8.0	6.4	14.4
因出售撥回	–	–	(2.9)	(2.9)
於二零零二年六月三十日	–	83.7	235.7	319.4
賬面淨值：				
於二零零二年六月三十日	1,475.8	76.6	36.5	1,588.9
於二零零一年六月三十日	1,475.8	84.6	32.8	1,593.2

所有在本港之有年期土地均以長期地契持有。其他物業指衞蘭軒之權益，乃根據與Methodist Centre Limited所訂立之協議所持有，並按年期二十年計算折舊至二零一二年。

格蘭酒店集團根據營業租約出租其酒店物業及其他物業。該等租約一般之最初租期為一個月至一年，其中部分獲給予續約選擇權，屆時所有條款均重新議訂。租金通常定期作調整以反映市場租金水平。該等租約並不包括或然租金。

於六月三十日，根據不可撤銷之營業租約最少應收之未來租金總額如下：

	二零零二年	二零零一年
	百萬元	百萬元
一年內	15.9	16.7
一年後但五年內	1.6	–
	17.5	16.7

	格蘭酒店集團		格蘭酒店	
	二零零二年	二零零一年	二零零二年	二零零一年
	百萬元	百萬元	百萬元	百萬元
(乙) 資產負債表內之稅項為：				
本年度香港利得稅準備	0.9	8.0	–	0.1
以往年度之估計香港利得稅準備	7.5	11.5	0.1	–
	8.4	19.5	0.1	0.1

(丙) 格蘭酒店集團現正與稅務局就過往年度稅項計算中涉及某些利息支出之扣稅爭議進行商討。於結算日，上述爭議之結果仍未能確定，而為審慎起見，已於過往賬項內作出重大之稅項撥備。

6　股東應佔純利

股東應佔純利包括格蘭酒店賬項內之溢利為六千零三十萬元(二零零一年：五千七百二十萬元)。

7　股息

	二零零二年	二零零一年
	百萬元	百萬元
已派發中期股息		
「A」股：每股一點五仙(二零零一年：每股一點五仙)	9.3	9.3
「B」股：每股零點一五仙(二零零一年：每股零點一五仙)	0.9	0.9
擬派發末期股息		
「A」股：每股一仙(二零零一年：每股一點七仙)	6.2	10.6
「B」股：每股零點一仙(二零零一年：每股零點一七仙)	0.6	1.0
	17.0	21.8

於結算日後擬派之末期股息，並無確認為結算日之負債。

8　每股盈利

每股盈利乃按本年度之股東應佔純利一千八百二十萬元(二零零一年：三千三百萬元)及年內已發行「A」股六億二千一百六十萬股及「B」股六億股計算。

格蘭酒店集團內五名最高薪酬人士（彼等並非二零零二或二零零一年度之董事）之酬金如下：

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
薪金、津貼及實物利益	5.4	5.3
本集團對退休金計劃的供款	0.5	0.4
酌定花紅	0.1	0.1
	6.0	5.8

五名最高薪酬人士介乎下列組別內：

	人數	
	二零零二年	二零零一年
無－1,000,000元	3	3
1,500,001元－2,000,000元	2	2
	5	5

5　稅項

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
(甲) 綜合收益表內之稅項為：		
本年度香港利得稅準備 按稅率百分之十六計算	0.9	8.0
以往年度之估計準備（多提）／少提	(0.1)	32.8
遞延稅項（附註14）	－	(0.1)
	0.8	40.7

3　營業溢利

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
營業溢利已扣除下列各項：		
職工成本	128.0	135.0
存貨成本	11.6	16.1
折舊	14.4	15.1
核數師酬金	1.0	1.2
房地產營業租約租金支出	9.2	8.0
及計入下列各項：		
其他收入－利息收入	2.8	9.2
－管理費收入	10.1	10.7
	12.9	19.9

4　董事及高級管理層之酬金

根據香港《公司條例》第一百六十一條及一百六十一甲條所列報之董事酬金如下：

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
袍金		
獨立非執行董事	0.1	0.1
其他董事	0.1	0.1
	0.2	0.2

董事並非格蘭酒店之受薪僱員，但彼等收取董事袍金。

酬金介乎下列組別之董事數目如下：

	董事數目	
	二零零二年	二零零一年
無－1,000,000元	9	8

(丑) **營業租約**

根據營業租約應收及應付之租金乃按個別賃期以直線法入賬。應收之或然租金乃於其賺取時之會計期內在收益表內確認為收入。應付之或然租金乃於其產生時之會計期內在收益表扣除。

(寅) **遞延税項**

遞延税項準備是以負債法，就可預見將來合理地預期因會計及税務處理方法之間的重大時差而產生的税務影響而作出。

未來之遞延税項利益只會在合理保證可實現時才會確認。

(卯) **外幣折算**

年度內之外幣交易按交易日滙率折算為港元。外幣資產及負債則按資產負債表結算日之市場滙率折算為港元。折算收益及虧損已計入收益表。

(辰) **關連人士**

如格蘭酒店集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控格蘭酒店集團或對格蘭酒店集團的財務及經營決策作出重要影響，又或格蘭酒店集團與另一方人士均受制於共同的監控或共同的重要影響下，另一方人士將被視為關連人士。關連人士可為個別人士或其他公司。

(巳) **擬派股息**

根據經修訂之會計實務準則第九號「結算日後事項」之規定，結算日後宣派或擬宣派之股息，均不會於結算日確認為負債。此項會計政策之轉變已予追溯應用，因此，先前於二零零一年六月三十日止記錄為流動負債之擬派二零零一年度末期股息一千一百六十萬元(二零零零年：七百五十萬元)已作出重列，使格蘭酒店集團於二零零一年六月三十日之資產淨值由十六億六千二百六十萬元增加至十六億七千四百二十萬元(二零零零年：由十六億五千一百四十萬元增加至十六億五千八百九十萬元)，而格蘭酒店之資產淨值則由十五億八千九百八十萬元增加至十六億零一百四十萬元(二零零零年：由十五億五千四百四十萬元增加至十五億六千一百九十萬元)。於二零零一年及二零零零年六月三十日之保留溢利已分別作出重列，有關詳情於賬項附註16內披露。

2　**營業額及分部資料**

格蘭酒店之主要業務為控股投資，並透過其附屬公司擁有及管理酒店。

營業額指酒店業務之收入。由於年內格蘭酒店集團主要在香港經營酒店業務，故不用按業務及地區分析營業額及溢利。

2. 其他物業及固定資產

其他物業及固定資產之折舊乃按個別資產下列預計可使用年期以直線折舊法撇銷其成本值：

其他物業	二十年
有年期物業裝修、傢俬及裝置	十年
車輛及設備	五年
其他經營設備	三年

(壬) **資產減值**

本集團於每個結算日均會進行評估，決定資產是否出現任何減值跡象。倘出現減值跡象時，則估計資產之可收回值(以售價淨值或使用價值較高者為準)，並在適當時把資產賬面值減至其可收回值。除非資產以重估值入賬，其減值虧損將被視為重估減值，否則減值虧損於收益表內確認。

(癸) **存貨**

存貨乃按其成本值及可變現淨值兩者中較低者列賬。成本值以先入先出法計算。可變現淨值乃按管理層參考目前市況而決定。

出售存貨時，存貨之賬面值乃於有關收入確認期內確認為開支。存貨之任何減值至可變現淨值及存貨之所有虧損均於出現減值或虧損期內確認為開支。因可變現淨值增加使存貨減值出現轉回時，此增加將扣減同期的減值支出。

(子) **收入確認**

在經濟效益會流入格蘭酒店集團，及收入跟適當之成本能可靠地計算時，收入乃按以下方法於收益表內確認：

1. 酒店收入

酒店業務之收入於服務提供後確認。

2. 利息收入

銀行存款之利息收入以時間比例按尚餘本金及適用利率計算。

3. 股息

股息收入於收款權確立時確認。

(己) **商譽**

編製綜合賬所產生之商譽或負商譽，乃指收購成本超出或低於格蘭酒店集團應佔所收購可辨認資產及負債之公平價值之差額。

於二零零一年七月一日前，收購附屬公司及合營公司產生之商譽已直接於產生年度在資本儲備撇銷。負商譽則計入資本儲備內。

由二零零一年七月一日起，格蘭酒店集團採用會計實務準則第三十號「企業合併」之規定，把新收購事項產生之商譽確認為資產，並按其估計可使用年期以直線法於綜合收益表內攤銷。商譽按成本值減累積攤銷及任何減值虧損列賬。倘負商譽關乎在收購計劃內確定之預計未來虧損及開支，則有關負商譽於未來虧損及開支確認時在綜合收益表內確認。任何餘下負商譽(不超出所收購之非貨幣資產之公平價值)按非貨幣資產之加權平均可使用年期在綜合收益表內確認。超出所收購非貨幣資產公平價值之負商譽，則即時在綜合收益表內確認。尚未於綜合收益表內確認之負商譽，跟商譽屬於同一資產負債表類別，以資產減項呈列。

當出售附屬公司或合營公司時，商譽或負商譽應佔之數額均計入出售溢利或虧損。

格蘭酒店集團採用會計實務準則第三十號內之過渡期條款，毋須就二零零一年七月一日前因收購而產生並已撥入儲備之商譽或負商譽作出追溯性調整。

(庚) **固定資產**

1. 固定資產按成本值減累積折舊及任何減值虧損列賬。

2. 格蘭酒店集團根據營業租約出租之固定資產乃按其性質而計入綜合資產負債表內，並在適用情況下按下文會計政策1(辛)所述本集團之折舊政策作出折舊。來自營業租約之收入按下文會計政策1(丑)所述作出確認。

(辛) **折舊**

1. *酒店物業*

地契年期尚餘二十年以上之酒店物業並無作出折舊準備。格蘭酒店集團之政策乃將酒店物業維持於最佳狀況，使其不致隨時間過去而減值，而有關支出則於發生年度之收益表內扣除，故折舊情況是微不足道。

賬項附註

(以港幣為單位)

1 主要會計政策

(甲) 遵例聲明

本賬項已按照香港會計師公會頒布之所有適用《會計實務準則》及詮釋、香港公認會計原則及香港《公司條例》之規定編製。此外，本賬項亦已符合《香港聯合交易所有限公司證券上市規則》有關之披露規定。格蘭酒店集團採用之主要會計政策概述如下。

(乙) 賬項編製基準

本賬項是以歷史成本作為編製基準。

(丙) 綜合賬之編製基準

本綜合賬包括格蘭酒店及其附屬公司截至每年六月三十日止之賬項。年內購入或出售之附屬公司，自收購日起或至出售日止之業績已包括於集團之綜合收益表內。所有重大的集團內部往來結餘及交易於綜合賬目內抵銷。

(丁) 附屬公司

附屬公司乃格蘭酒店直接或間接持有其一半以上之已發行股本、或控制其一半以上之投票權、或控制其董事會組成之公司。

在格蘭酒店之資產負債表內，附屬公司之投資乃按成本值減任何減值虧損列賬。格蘭酒店按於結算日已收及應收附屬公司之股息確認附屬公司之業績。

(戊) 合營公司

合營公司乃一間由格蘭酒店集團或格蘭酒店與其他人士按一項合約性安排而經營之公司，而在該項合約性安排下，格蘭酒店集團或格蘭酒店與一名或多名其他人士對該公司之經濟活動共同行使控制權。

格蘭酒店集團於合營公司之權益乃以權益法在綜合賬目內列賬，最初乃以成本作記錄，其後按格蘭酒店集團應佔合營公司之淨資產於收購後之改變作出調整。綜合收益表反映格蘭酒店集團應佔合營公司於收購後之年度業績。

在格蘭酒店之資產負債表內，合營公司之權益乃按成本值減任何減值虧損列賬。格蘭酒店按於結算日已收及應收合營公司之股息確認合營公司之業績。

已確認收益虧損綜合計算表
截至二零零二年六月三十日止年度
(以港幣為單位)

	二零零二年 百萬元	二零零一年 百萬元
本年度純利	18.2	33.0
撇銷由資本儲備轉出的商譽	2.9	—
已確認之收益總額	21.1	33.0

綜合現金流量表
截至二零零二年六月三十日止年度
(以港幣為單位)

	附註	二零零二年 百萬元	二零零二年 百萬元	二零零一年 百萬元	二零零一年 百萬元
營業運作所得之現金流入淨額	17(甲)		33.2		66.9
投資回報及融資成本					
利息收入		2.9		9.3	
收取合營公司之股息		5.0		–	
派發股息		(21.8)		(17.7)	
投資回報及融資成本之現金流出淨額			(13.9)		(8.4)
稅項					
繳付香港利得稅			(11.9)		(89.2)
投資業務					
購買固定資產		(10.2)		(11.8)	
出售固定資產		–		0.1	
投資業務之現金流出淨額			(10.2)		(11.7)
現金及現金等價物之減少			(2.8)		(42.4)
於七月一日之現金及現金等價物			116.3		158.7
於六月三十日之現金及現金等價物	17(乙)		113.5		116.3

資產負債表
二零零二年六月三十日
(以港幣為單位)

	附註	格蘭酒店集團 二零零二年 百萬元	格蘭酒店集團 二零零一年 百萬元	格蘭酒店 二零零二年 百萬元	格蘭酒店 二零零一年 百萬元
資產					
非流動資產					
固定資產	9	1,588.9	1,593.2	–	–
附屬公司權益	10	–	–	1,639.5	1,602.6
合營公司權益	11	2.9	8.5	0.1	0.1
		1,591.8	1,601.7	1,639.6	1,602.7
流動資產					
存貨		3.3	3.6	–	–
應收款項、按金及預付款項	12	10.7	10.3	0.1	0.1
現金及銀行存款		114.8	118.8	1.3	–
		128.8	132.7	1.4	0.1
流動負債					
銀行透支		1.3	2.5	–	–
應付款項及應計費用	13	29.0	28.5	1.0	1.3
已收按金		7.8	9.1	–	–
税項	5(乙)	8.4	19.5	0.1	0.1
		46.5	59.6	1.1	1.4
流動資產／(負債)淨額		82.3	73.1	0.3	(1.3)
資產總額減流動負債		1,674.1	1,674.8	1,639.9	1,601.4
非流動負債					
遞延税項	14	0.6	0.6	–	–
資產淨值	1(巳)	1,673.5	1,674.2	1,639.9	1,601.4
資本及儲備					
股本	15	68.2	68.2	68.2	68.2
儲備	16	1,605.3	1,606.0	1,571.7	1,533.2
股東權益		1,673.5	1,674.2	1,639.9	1,601.4

(b) 下列資料摘錄自格蘭酒店集團截至二零零二年六月三十日止年度之經審核賬目：

綜合收益表
截至二零零二年六月三十日止年度
(以港幣為單位)

	附註	二零零二年 百萬元	二零零一年 百萬元
營業額	2	224.4	271.9
銷售成本		(200.2)	(199.1)
毛利		24.2	72.8
其他收入	3	12.9	19.9
行政費用		(17.5)	(18.9)
營業溢利	3	19.6	73.8
應佔合營公司業績		(0.6)	(0.1)
除稅前溢利		19.0	73.7
稅項	5(甲)	(0.8)	(40.7)
股東應佔純利	6	18.2	33.0
股息	7	17.0	21.8
每股盈利	8		
「A」股		2.67仙	4.84仙
「B」股		0.27仙	0.48仙

2. 財務資料概要

(a) 格蘭酒店集團下列截至二零零二年六月三十日止三個年度各年之損益賬乃摘錄自格蘭酒店年報：

業績

(以港幣為單位)

	截至六月三十日止年度		
	二零零二年	二零零一年	二零零零年
	百萬元	百萬元	百萬元
營業額	224.4	271.9	264.2
銷售成本	(200.2)	(199.1)	(205.2)
毛利	24.2	72.8	59.0
其他收入	12.9	19.9	11.7
行政費用	(17.5)	(18.9)	(19.7)
營業溢利	19.6	73.8	51.0
應佔合營公司業績	(0.6)	(0.1)	0.4
除稅前溢利	19.0	73.7	51.4
稅項	(0.8)	(40.7)	(30.1)
股東應佔純利	18.2	33.0	21.3
股息	17.0	21.8	14.3
每股盈利			
「A」股	2.67仙	4.84仙	3.12仙
「B」股	0.27仙	0.48仙	0.31仙
每股股息			
「A」股	2.5仙	3.2仙	2.1仙
「B」股	0.25仙	0.32仙	0.21仙

1. 股本

於最後實際可行日期，格蘭酒店法定及已發行股本如下：

法定	港幣
A股七億股	70,000,000元
B股十億股	10,000,000元
已發行及繳足	
A股六億二千一百六十三萬一千二百二十六股	62,163,123元
B股六億股	6,000,000元

所有已發行A股在各方面，包括在資本、收取股息及投票方面之權利，均享有同等權益。

所有已發行B股在各方面，包括在資本、收取股息及投票方面之權利，均享有同等權益。每股B股附帶一票投票權，並可享有按等同將來每股A股所獲一切分派十分之一計算之分派。

由二零零二年六月三十日（即格蘭酒店集團編製最新經審核綜合財務報表之日）至最後實際可行日期，格蘭酒店之法定及已發行股本並無出現變動。

除A股及B股外，格蘭酒店並無任何其他尚未發行之股本證券（包括涉及股本之可換股證券、認股權證、股份期權或認購任何股本（包括不可轉讓股份期權）之權利）。

8. 收購建議

(a) 收購建議於二零零二年十月十五日獲提呈，並可於該日起及之後予以接納。收購建議乃透過刊發及寄發本文件，以及於二零零二年十月十五日，以英文在南華早報及以中文在香港經濟日報刊登公佈之方式而予以提呈。

(b) 本文件與附隨之接納及轉讓表格所指之收購建議，均包括任何經延長及／或修訂之收購建議。

(c) 就詮釋而言，本文件與接納及轉讓表格概以英文本為準。

(d) 收購建議乃根據收購守則而作出。

- 而倘該名接納之股東一名海外股東，並已遵守所有有關地區之法例，獲得任何所需之政府、外滙管制或其他同意書、符合所有所需手續或法律規定及支付任何其就有關在任何地區之該項接納而應付之發行、過戶或其他稅項或其他需要之付款、其並無採取或遺漏採取任何行動將會或可能會令收購人、格蘭酒店、百德能或任何其他人士就有關收購建議或其因此而作出之接納而作出違反任何地區之法律或法規規定，並在所有適用法例容許下收到及接納收購建議及收購建議之任何修訂，而該等接納根據所有適用法例乃有效及具約束力；

- 該等股東將向股票過戶及登記處寄發或促使寄發其股票及／或轉讓收據及／或其他所有權文件或就此所需之任何滿意彌償保證，乃就有關所有由其持有而其就有關收購建議而已接納或視作已接納而並有效地撤回，或就有關收購建議而向收購人作出其接受之彌償保證，而在任何情況下在收購建議可供接納日期起計六個月內盡快作出；

- 簽署接納及轉讓表格及向股票過戶及登記處送交接納及轉讓表格構成一個向收購人作出之個別及不可撤回授權及要求，就有關收購建議促使有關之任何現金付款之支票以郵遞方式寄交其姓名及地址載列在有關接納及轉讓表格上為加拿大以外之人士或代理人，如並無載列，以排名首位或唯一之有關股份持有人按其登記地址為加拿大以外之地址為準，郵遞風險概由該等股東承擔；

- 本文件所載有關收購建議之條款及條件將被納入並組成接納及轉讓表格之一部份，而將因此而閱讀及詮釋；

- 其將作出將需要之所有該等行動及事情或將與該接納有關之股份歸於收購人(或其代名人或其可能決定之該等其他人士)；及

- 其就有關收購建議及接納及轉讓表格所引起之所有事宜接受香港法院之司法管轄權管轄。

由任何代理人接納收購建議將視作構成由該名代理人向收購人作出之保證，即在接納及轉讓表格所示之股份數目為由該名代理人為接納收購建議之該等實益擁有人持有之股份總數。

7. 接納表格

由各股東或個別代表簽署有關接納及轉讓表格者，均不可撤回地向收購人、格蘭酒店及百德能承諾、聲稱、保證及同意，以約束或其私人代表、承繼人、繼任人及承讓人下列各項：

— 簽署有關接納及轉讓表格(不論任何一欄是否填妥)將構成：

- 已接納收購建議；及

- 一項承諾以簽署任何其他文件、採取任何其他行動及給予任何其他保證，而該等事項可能與上述有關，包括但不限於確保已向收購人接納或視作已接納收購建議之股份之過戶及獲得於二零零二年十月九日或之後所支付、作出或宣派之所有股息及分派之利益(惟格蘭酒店將於二零零二年十一月二十五日舉行應屆股東週年大會上將批准其截至二零零二年六月三十日止年度之末期股息除外)，

在各情況下受本文件及有關接納及轉讓表格所載列或所指之條款及條件所規範，而除只受本附錄一所載列或所指之撤回權利所規限外，各該等接納將不可撤回；

— 除非在有關接納及轉讓表格之空格2內已填上「否」：

- 該股東並不在加拿大或其國內收到或寄出本文件或接納及轉讓表格；

- 該股東並無就有關收購建議而直接或間接使用加拿大之郵寄、國內或海外商貿、或國家之證券交易所之任何設施或任何方式或工具，包括但不限傳真、電報及電話或電子傳訊；

- 該股東當收到接納及轉讓表格及於接納收購建議時，身處加拿大以外地方；

- 該股東並不是代理人或受託人以非酌情方式代表委託人行動，除非該名代表或受託人為該名於接納收購建議時，以及在接納文件送達時，處身加拿大以外之委託人之經授權僱員或該名委託人已自加拿大境外就有關收購建議而已作出指示；及

金款項，或交回有關接納及轉讓表格及／或轉讓收據及／或其他所有權文件及／或作出就此所需令人滿意之彌償保證。任何接納收購建議之股東若未能提供本文件附錄一第7段所載之陳述及保證，則該位股東將不被視為接納收購建議論。

受本附錄一其他條文所規範，獨立股東在下列情況將不被視作已接納收購建議：

- 其於接納及轉讓表格之空格2內填上「否」，因而並無作出下文第7段所述之聲明及保證；或

- 其以加拿大之地址或以在加拿大之地址為登記地址填妥有關接納表格，而在各情況下，其並無在有關接納及轉讓表格內填上居於加拿大以外而其欲有權根據收購建議所收取之代價將予寄往給其個人代表之姓名及地址；或

- 其在有關接納及轉讓表格內填上其欲有權根據收購建議所收取之代價將予寄往給其在加拿大人士或代理人之姓名及地址；或

- 所收到由其寄出之有關接納及轉讓表格之信封上之郵戳或其他方面令收購人或其代理人認為似乎是寄自加拿大。

收購人保留權利有絕對酌情權調查就有關任何接納方面有關本附錄一第7段所載列之陳述及保證是否已由有關獨立股東真實地作出，而倘作出該調查而因此令收購人確定(不論以任何理由有絕對酌情權)該等陳述及保證不可能是真實地作出，則該接納可予不接受為有效。

不論前述之條文規定，收購人保留權利有絕對酌情權及受適用法例所規範，將未能給予下文第7段所載陳述及保證而收到之接納視為有效。

收購人或百德能或代表任何彼等之任何人士不會對任何人士就有關因根據上文所述之權力或與此有關之其他出售方面之價格、時間或事宜所引致之任何損失或所聲稱之損失承擔任何責任。

此等有關海外股東之收購建議條文及任何其他條款，將會為特定股東或由收購人全權酌情權及受適用法例所規管按普遍基準豁免、更改或修訂。在此限制下，在本附錄一本第6段有關海外股東之條文會取代任何與彼等不一致之收購建議條款。本文第6段中對股東或海外股東之提述包括對簽妥有關接納及轉讓表格之人士之提述，而倘多於一人簽妥有關接納表格，則本第6段之條文共同和個別適用於彼等。

(g) 接納收購建議之股東根據收購建議可獲取之代價，將按收購建議之條款悉數支付，惟不計及收購人有權或聲稱有權向接納收購建議之股東收取之任何留置權、作出之抵銷權、反索償或其他類似權利。

(h) 賣方就接納收購建議而產生之從價印花稅，為就每項接納應付的代價每港幣1,000.00元(或不足港幣1,000.00港元)須支付港幣1.00元，該從價印花稅將由接納收購建議之股東支付(將於根據收購建議向該等股東支付之代價中扣除，且由收購人代表該等接納收購建議之股東向收取印花稅之辦事處支付印花稅)。收購人將以作為買方之身份支付因接納收購建議而應佔之從價印花稅。

6. 海外股東

向海外股東提出收購建議或會受到有關司法權區之法律禁止或影響。海外股東應自行瞭解和遵守任何適用之法律規定。任何海外股東如欲接納收購建議，須自行完全遵守有關司法權區之法例，包括獲得任何所需之政府、外滙管制或其他方面之同意並遵守其他所需步驟或法律規定。任何該名海外股東將負責任何應支付之該發行、過戶或其他税項，而收購人、格蘭酒店、百德能及代表其行事之任何人士將有權就有關該發行、過戶或其他稅項而該名人士可能應予支付而獲該海外股東悉數賠償及免受任何損失。任何該類人士一旦接納收購建議，即構成其作出之擔保，保證其根據所有適用法例獲准收到和接納收購建議及收購建議之任何修訂，而該項接納根據所有適用法例屬有效和具約束力。

收購建議現時並無而且將來亦不會直接或間接在加拿大提出或向該國家內提出，或於加拿大以郵遞方式、藉其國內或其對外商貿之任何方法或工具或其國家證券交易之任何設施提出，或向該國家提出收購建議。此乃包括(但不限於)郵遞、傳真發送、電報及電話或電子傳送等方式。收購建議不得以任何該等方式、方法或工具或設施於加拿大予以接納。因此，本文件及隨附之接納及轉讓表格現時並無，而且不得，於加拿大以郵遞或藉其國內或其對外商貿之任何方法或工具或其國家證券交易之任何設施發送或派發，或向該國家發送或派發。收到該等文件之人士(包括但不限於保管人、代理人及受託人)不得在加拿大派發或發送或郵寄，或向該國家派發或發送或郵寄或從該等國家派發或發送或郵寄該等文件，否則，有關收購建議之任何意圖接納將不會生效。為任何目的而有意接納收購建議之人士，不得就接納收購建議而在加拿大使用與接納收購建議有直接或間接關係之郵遞或任何方式或工具。載有接納及轉讓表格之信封不得於加拿大蓋上郵戳日期或以其他方式由加拿大寄發，而所有接納收購建議之股東必須提供於加拿大以外之地址以收取滙出之任何現

(c) 根據收購守則及上市規則之規定，一切有關收購建議之公佈(執行人員及聯交所已確定對其內容再無意見者)須以繳費廣告方式，刊登在至少一份主要英文報章及一份主要中文報章，兩者須為在香港每日出版及廣泛流通，且就香港法例第32章公司條例第71A條而言乃在憲報內發表及刊登報章名單所列出之報章。

5. 一般事項

(a) 所有將由接納股東送交或寄出或向彼等寄出之通訊、通告、接納及轉讓表格及／或股票、過戶收據及／或其他所有權文件(及／或任何有關就此所需令人滿意之任何彌償保證)及股款，將分別由彼等或彼等指定之代理人送交或寄出，或寄往彼等或彼等指定之代理人，郵遞風險概由彼等或彼等指定之代理人承擔，格蘭酒店、收購人、百德能及股票過戶及登記處對郵遞上之失誤或由此可能引起之任何其他責任概不負責。

(b) 隨附之接納及轉讓表格所載條文乃屬收購建議條款之一部分。

(c) 本文件及／或接納及轉讓表格或其中任何一項，即使意外遺漏發送予任何應獲提呈有關收購建議之人士，均不會導致收購建議失效。

(d) 收購建議及一切接納事宜乃受香港法例管轄，並按其詮釋。

(e) 接納收購建議之人士在正式簽署接納及轉讓表格後，即表示其授權收購人、收購人任何董事、百德能或收購人指示之任何人士，代其填妥及簽署任何文件以接納收購建議，並採取所需或適當之任何行動，以便將已接納收購建議所涉及股份，轉歸收購人、百德能或收購人可能指示之人士。

(f) 任何股東接納收購建議，將視作該股東向收購人保證根據收購建議購入之股份，均不附帶任何第三者權利、留置權、抵押、索償、衡平法上之權益及產權承擔，並連同該等股份所附帶或產生之一切權利出售，包括有權收取於二零零二年十月九日或之後所宣派、派付或作出的一切股息及／或其他分派(不包括格蘭酒店將於二零零二年十一月二十五日應屆股東週年大會提呈批准格蘭酒店截至二零零二年六月三十日止年度擬派每股A股港幣0.01元及每股B股港幣0.001元之末期股息。該末期股息如獲批准，預計將於二零零二年十一月二十九日支付)。

(e) 交回之任何接納及轉讓表格、股票及／或過戶收據及／或任何其他所有權文件(及／或任何有關就此所需令人滿意之任何彌償保證)，將不會獲發任何收據。

(f) 股票過戶及登記處之地址為香港皇后大道東183號合和中心17樓。

2. 接納期限、修訂及延長

接納收購建議之截止時間為二零零二年十一月五日(星期二)下午四時正，即由本文件寄發日期起計二十一日。收購人無意延遲接納收購建議之期限，惟保留有關權利。倘收購人修訂收購建議之條款，所有股東(不論是否已接納收購建議)，將有權受經修訂條款所賦予之利益。除非已修訂或延遲接納收購建議之期限，否則收購建議於二零零二年十一月五日(星期二)下午四時正前仍可供接納。收購建議如經修訂，必須於寄發經修訂收購建議文件日期後最少十四日可供接納。

3. 並無撤回權利

除非屬收購守則第19.2條所載之情況，即倘收購人未能遵守根據收購守則第19條須就收購建議作出公佈之規定時，則執行人員按其認為可接受之條款，提出要求授予接納者一項撤回權利，否則收購建議一經接納，概不得撤回及撤銷。

4. 公佈

(a) 在適當情況下，於二零零二年十一月五日(收購建議截止日期)下午六時正前，收購人必須將其已修改或延長收購建議限期之事宜立即知會執行人員及聯交所，並須於(i)二零零二年十一月五日下午七時正前透過聯交所作出大利市公佈，及(ii)收購建議截止日期起計下一個營業日(即二零零二年十一月六日，根據下文(c)段所述之規定作出公佈。該公佈將說明收購人及與其一致行動人士持有或控制之股份數目、收購建議已接獲之股份數目，以及收購人及與其一致行動人士於收購建議期間(自二零零二年十月十五日至二零零二年十一月五日)獲得之股份數目。該公佈並須說明該等股份數目佔格蘭酒店股本及投票權之百分比。

(b) 就發表公佈而於計算接納收購建議股份數目時，可能會將在各方面而言未妥當或有待核實之接納計算在內或刪除。

該等文件，有關股票及／或過戶收據及／或任何其他所有權文件(及／或任何有關就此所需令人滿意之任何彌償保證)，必須於其後盡快送交股票過戶及登記處。倘閣下已遺失股票，閣下亦應以書面向股票過戶及登記處索取一份彌償保證書，按所載指示填妥保證書後交回股票過戶及登記處。

(c) 倘閣下已遞交任何股份過戶表格並以閣下名義登記，惟尚未接獲股票，而閣下擬接納股份之收購建議，則閣下仍須填妥有關接納及轉讓表格，連同閣下正式簽署之過戶收據一併送交股票過戶及登記處。此舉將被視為向收購人及／或百德能或其各自之代表授出不可撤回之權力，代表閣下於有關股票發出時向格蘭酒店或股票過戶及登記處領取有關股票，並將該等股票在發出後送交股票過戶及登記處，以及授權並指示股票過戶及登記處根據收購建議之條款及條件收存該等股票，猶如其已連同有關接納及轉讓表格一併送交股票過戶及登記處。

(d) 接納收購建議除非情況如下，否則可能不被計作符合接納條件：

(i) 股票過戶及登記處於二零零二年十一月五日或之前得悉收購建議獲接納，而股票過戶及登記處已接獲所須之接納及任何有關文件；及

(ii) 接納及轉讓表格經正式填妥，並：

— 隨附股份之股票，倘該等股票並非以閣下名義登記，則隨附有關其他文件(例如登記持有人以留空姓名位置方式或為閣下簽署而正式蓋印之股份轉讓文件)，以致閣下有權成為股份之登記持有人；或

— 由登記持有人或其個人代表發出(惟股份數目最多達登記持股量，而接納收購建議僅限於根據本段(ii)另一分段並無計及之股份)；或

— 由股票過戶及登記處或聯交所核實。

倘接納及轉讓表格由登記持有人以外之人士簽署，則必須出示適當之授權憑證(例如遺囑授權書或經核實之授權書副本)。

1. 收購建議之接納手續

(a) 倘閣下所持股份之股票及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需令人滿意之任何彌償保證)，是以代理人公司名義或其他名義而非閣下之名義登記，而閣下欲接納全部收購建議，或就閣下所持部份股份而接納收購建議，則須：

(i) 將閣下之股票及／或過戶收據及／或任何其他所有權文件(及／或任何有關就此所需令人滿意之任何彌償保證)交予該代理人公司或其他代理人，並指示及授權其代表閣下接納收購建議，及要求其將正式填妥之有關接納及轉讓表格，連同收購建議之有關股票及／或過戶收據及／或任何其他所有權文件(及／或任何有關就此所需令人滿意之任何彌償保證)交予股票過戶及登記處.；或

(ii) 由格蘭酒店安排透過股票過戶及登記處將股份以閣下之名義登記，並將正式填妥之有關接納及轉讓表格，連同有關股票及／或過戶收據及／或任何其他所有權文件(及／或有關就此所需令人滿意之任何彌償保證)交予股票過戶及登記處；或

(iii) 倘閣下之股份已透過閣下之經紀／託管銀行交予中央結算系統，則須指示閣下之經紀／託管銀行授權香港中央結算(代理人)有限公司，在香港中央結算(代理人)有限公司指定限期當日或之前(一般為收購建議接納書送達股票過戶及登記處之最後日期前一個營業日，就此而言為二零零二年十一月四日(星期一)代表閣下接納收購建議。為趕及香港中央結算(代理人)有限公司指定之期限，閣下應向閣下之經紀／託管銀行查詢處理閣下指示所需時間，並按其要求向閣下之經紀／託管銀行發出指示；或

(iv) 倘閣下之股份已透過投資者參與者賬戶記交予中央結算系統，則閣下最遲須於股票過戶及登記處接納收購建議之最後限期前一個營業日(就此而言為二零零二年十一月四日星期一)之前透過「結算通電話系統」授權執行閣下之指示。

(b) 倘閣下欲接納收購建議，惟未能即時交出及／或已遺失股票及／或過戶收據及／或其他所有權文件(及／或任何有關就此所需令人滿意之任何彌償保證)，則閣下仍須填妥有關接納及轉讓表格，連同一封函件送交股票過戶及登記處，函件須說明閣下已遺失或無法交出一份或多份股票及／或過戶收據及／或其他所有權文件(及／或任何有關就此所需令人滿意之任何彌償保證)。倘閣下尋回或可即時交出

賣之上市公司而言，將受較少監管、透明度較低、財務申報規定較為有限，且股東較少機會就重大收購或變現重大資產之事宜投票。

格蘭酒店如維持其上市地位及於聯交所之指定最低公眾持股量，聯交所將密切監察格蘭酒店日後收購或出售資產之一切事宜。聯交所有權酌情要求格蘭酒店向股東刊發通函而不論擬進行交易之規模大小，尤以有關擬進行之交易偏離格蘭酒店主要業務時為然。聯交所亦有權集合一系列交易，而任何該等交易可能導致將格蘭酒店當作新上市申請人。

獨立股東應詳細閱讀本文件第11至20頁百德能函件所詳述接納收購建議之手續。

儘管吾等認為收購建議之條款為公平合理，格蘭酒店獨立股東決定是否變現於格蘭酒店之投資或繼續持有，務請按本身情況及投資目標而作出決定。

此致

格蘭酒店集團有限公司
獨立董事委員會　台照

代表
嘉誠亞洲有限公司

董事總經理	董事兼企業融資部主管
陳秀梅	徐嘉文

謹啟

二零零二年十月十五日

根據上文所述之因素，於本函件發出之日起，吾等認為A股收購建議之條款對A股獨立持有人整體而言屬公平合理，而B股收購收購建議之條款對B股獨立持有人整體而言亦屬公平合理。**因此，吾等建議獨立董事委員會推薦獨立股東接納收購建議。**

格蘭酒店獨立股東如欲接納收購建議，應注意收購建議為不附帶條件。格蘭酒店股東如接納收購建議，須出售彼等之股份及該等股份附帶之一切權利，包括收取於二零零二年十月九日(即收購完成日期)或之後所宣派、作出或支付之一切股息及分派，不受一切留置權、質押及產權負債限制。然而，於二零零二年十月四日(即確定可獲派截至二零零二年六月三十日止年度擬派末期股息每股A股港幣0.01元及每股B股港幣0.001元之資格之記錄日期)名列格蘭酒店股東名冊之股東，將有權收取格蘭酒店於二零零二年十一月二十五日召開之格蘭酒店股東週年大會所批准之各末期股息(不論彼等是否接納收購建議)。格蘭酒店擬派截至二零零二年六月三十日止財政年度之末期股息如獲批准，預期將於二零零二年十一月二十九日支付。

獨立股東如特別熱衷於格蘭酒店之業務，認為性質獨特而不能代替，可保留彼等於格蘭酒店之投資。**然而，獨立股東須注意，倘收購人根據收購建議取得經有效接納之股份，連同由文件刊發日期起向獨立股東收購之A股及B股股份數目，不少於收購建議提出收購之已發行無利害關係A股及已發行無利害關係B股價值之90%，則收購人將根公司條例第168條及附表九之強制收購條文，收購收購人及與其一致行動人士尚未擁有之餘下股份。獨立股東應注意，彼等佔格蘭酒店之股權稍後可能被收購人強制收購。於進行有關強制收購及收購人購買Cole、百德能及恒隆地產董事所持有之股份後，格蘭酒店將成為恒隆地產之全資附屬公司，並將向聯交所申請撤銷格蘭酒店股份於聯交所之上市地位。**

倘收購建議獲接納之股份連同收購人由文件刊發日期起向獨立股東收購之A股及B股數目，未及已發行無利害關係A股及無利害關係B股價值之90%或以上，格蘭酒店將動議由獨立股東批准根據收購守則第2.2條及上市規則6.12條撤銷股份於聯交所之上市地位。

獨立股東應注意，格蘭酒店如獲准除牌，獨立股東如決定保留於格蘭酒店之投資而股份未獲收購人收購，則可能持有並無認可市場之不可流通投資。此外，在有關情況下，格蘭酒店不再受上市規則限制，而該等格蘭酒店股東所投資之公司，相對於在聯交所公開買

2. 董事及管理層

收購人不擬因收購建議而更改格蘭酒店董事會之成員。只要股份一直在聯交所上市，收購人便會確保有足夠獨立董事將繼續獲委任加入格蘭酒店董事會。

推薦建議

吾等在考慮到上述因素後，敬請閣下注意下列主要因素，而該等因素須與本函件全文一併閱讀，以達致吾等之推薦建議：

— 於買賣協議完成後，格蘭酒店實際上將為物業投資控股公司，擁有雅蘭酒店(將改建為寫字樓)及康蘭酒店(將改建為服務式寓所)。

— 吾等認為，釐定格蘭酒店經調整資產淨值所採用之基準為公平。

— 收購建議按相當於每股A股經調整資產淨值港幣1.84元及每股B股經調整資產淨值港幣0.184元提出。倘根據格蘭酒店於二零零二年六月三十日之經審核綜合資產淨值計算，A股收購價及B股收購價均較每股A股經審核綜合資產淨值港幣2.46元及每股B股經審核綜合資產淨值港幣0.246元折讓約25.2%。相對於可供比較公司於二零零二年八月二十八日股份收市價之資產淨值折讓範圍，仍然較為理想。

— 自一九九八年一月以來，A股及B股分別從未按A股收購價(即每股A股港幣1.84元)或以上之價格及B股收購價(即每股B股港幣0.184元)或以上之價格買賣。

— A股收購價及B股收購價較於二零零二年八月二十八日公佈收購建議日期前六個月內於聯交所所報之每股A股最高收購價港幣0.96元及每股B股最高收購價港幣0.1元，分別出現溢價約91.7%及84.0%，並較截至二零零二年八月二十七日止連續90個交易日於聯交所所報之A股及B股平均收市價分別出現溢價約106.7%及111.5%。

— 由一九九九年一月四日至二零零二年八月二十七日(於刊發收購建議日期前一日)期間，A股及B股之股價表現相對於恒生指數、恒生物業指數及香港聯交所全部普通酒店股份指數而言較為遜色。

— A股及B股之流通量由一九九九年一月四日至二零零二年八月二十七日期間均處於甚低水平。於該期間，A股及B股分別有442日及730日並無錄得成交。

如上所示，於二零零二年八月二十八日(即刊發收購建議公佈日期)營業時間結束時買賣可供比較公司之股份，價格較資產淨值折讓之比率介乎42%至87.7%，平均約為65.5%。根據格蘭酒店之經調整資產淨值計算，於二零零二年八月二十八日營業時間結束時買賣A股及B股，價格分別較可供比較公司二零零二年八月二十八日股份收市價之資產淨值折讓約53.8%及53.3%，處於有關折讓比率之較低水平範圍。以格蘭酒店於二零零二年六月三十日之資產淨值計算，於二零零二年八月二十七日(於刊發收購建議公佈前最後一個交易日)營業時間結束時買賣A股及B股，價格分別較資產淨值折讓約65.4%及65.0%，介乎相對於可供比較公司二零零二年八月二十八日股份收市價之資產淨值折讓範圍。

根據上述分析，吾等認為，A股收購價及B股收購價相對於可供比較公司二零零二年八月二十八日之股份收市價之資產淨值折讓比率範圍，均較為理想。

其他考慮因素

1. 強制收購及撤銷上市地位

收購人取得之有效接納水平(並無遭撤回(除非獲收購守則批准))連同收購人由文件刊發日期起向獨立股東收購所得之A股及B股數目，倘若不少於收購人建議收購之已發行無利害關係A股及無利害關係B股價值之90%，則收購人有意根據公司條例第168條及附表九強制收購條文收購所有股份(收購人及與其一致行動人士尚未擁有者)。於進行有關強制收購及收購人購買Cole、百德能及恒隆地產董事所持有之股份後，格蘭酒店將成為恒隆地產之全資附屬公司，並將向聯交所申請撤銷股份於聯交所之上市地位。

倘收購建議獲接納之股份連同收購人由文件刊發日期起向獨立股東收購所得之A股及B股，未及已發行無利害關係A股及無利害關係B股價值之90%或以上，格蘭酒店將動議由獨立股東批准根據收購守則第2.2條及上市規則6.12條撤銷股份於聯交所之上市地位。

股東應注意，倘選擇不接納收購建議而其後股份於聯交所撤銷上市地位，選擇不接納收購建議之股東將持有非上市公司之股份，而該等股份可能並無流通之市場。

在香港，物業投資控股公司常用之市場估值指標為相對於資產淨值之折讓比率。為釐定公平合理之A股收購價及B股收購價，吾等已將吾等認為可與於完成後之格蘭酒店相比擬之若干上市物業投資控股集團(「可供比較公司」)於二零零二年八月二十八日(即刊發收購建議公佈日期)之股份收市價，與可供比較公司於各自最新財政年度結束時之資產淨值比較。在挑選可供比較公司時，吾等已考慮(其中包括)可供比較公司各自之收入來源組合(租賃／物業投資業務所帶來之收入)、投資物業所處地點及市值等資料。

以下為可供比較公司股份相對於資產淨值折讓比率之分析概要：

可供比較公司(聯交所股份代號)	於二零零二年八月二十八日(公佈收購建議日期)之市值(港幣百萬元)	於二零零二年八月二十八日(公佈收購建議日期)之收市價(港幣)	於二零零一年／二零零二年財政年度之每股資產淨值(港幣)	相對於二零零一年／二零零二年財政年度之折讓率
信和置業有限公司(83)	9,965	2.575元	7.09元	63.7%
希慎興業有限公司(14)	7,235	7元	21.50元	67.4%
華人置業集團有限公司(127)	1,906	0.80元	6.50元	87.7%
九龍建業有限公司(34)	1,742	3.60元	6.50元	44.6%
廖創興企業有限公司(194)	1,525	4.025元	16.07元	75.0%
南聯地產控股有限公司(1036)	695	2.675元	8.02元	66.6%
大生地產發展有限公司(89)	469	1.63元	7.11元	77.1%
太興置業有限公司(277)	411	1.335元	2.30元	42.0%
平均				**65.5%**
格蘭酒店－A股	528	0.85	2.46*/1.84**	65.4%*/53.8%**
－B股	52	0.086	0.246*/0.184**	65.0%*/53.3%**
	580			

* 格蘭酒店A股及B股於二零零二年六月三十日之資產淨值

** 格蘭酒店A股及B股於二零零二年六月三十日之資產淨值(參考卓德所編製之最新估值及恒隆集團公司之董事及恒隆地產董事釐定衛蘭軒及汀蘭居管理協議／合約之價值(未計及為格蘭酒店應向若干被裁員工支付之金額而作出之調整)而作出調整)。

資料來源：彭博資訊及可供比較公司之年報

自二零零二年以來，康蘭酒店及雅蘭酒店酒店部份之可供比較物業於香港之交易金額如下：

酒店物業交易

出售日期	地點	每間房間之金額（港幣）
二零零二年五月	銅鑼灣	1,580,000元
二零零二年五月	銅鑼灣	1,080,000元

資料來源：卓德

商業物業交易

出售日期	地點	每平方呎之金額（港幣）
二零零二年七月	旺角	1,771元
二零零二年七月	旺角	1,907元
二零零二年六月	旺角	2,100元
二零零二年五月	旺角	1,948元
二零零二年五月	旺角	1,728元
二零零二年五月	旺角	2,008元
二零零二年三月	旺角	2,933元

資料來源：卓德

康蘭酒店（於改變用途後）每間房間之估值金額約港幣1,220,000元，乃介乎上述於香港可供比較酒店物業交易價之指示估值金額範圍每間房間港幣1,080,000元至港幣1,580,000元。康蘭酒店酒店部份（於改變用途後）每平方呎估值金額約港幣1,920元，亦介乎上述於香港可供比較商業物業交易價之指示估值金額範圍每平方呎1,728元至2,933元。

因此，吾等認為釐定格蘭酒店經調整資產淨值之基準為公平。

(B) 可供比較分析

於完成及改建雅蘭酒店及康蘭酒店之建議落實後，格蘭酒店集團之業務將為擁有雅蘭酒店及康蘭酒店，以及管理衛蘭軒及汀蘭居。格蘭酒店集團將實際上成為物業投資控股公司。

4. 格蘭酒店之估值

(A) 格蘭酒店之資產淨值(「資產淨值」)

收購建議以相當於格蘭酒店之經調整資產淨值約港幣1,254,200,000元提出，即相當於每股A股約港幣1.84元及每股B股約港幣0.184元。經調整資產淨值反映出經審核綜合資產淨值港幣1,673,500,000元(參考卓德就康蘭酒店及雅蘭酒店酒店部份於二零零二年八月二十八日(於改變有關物業用途後)所作之最新估值及恒隆集團公司董事及恒隆地產董事所釐定衛蘭軒及汀蘭居管理協議／合約之價值而調整)。若以格蘭酒店於二零零二年六月三十日之經審核綜合資產淨值為計算基準，A股收購價及B股收購價均較每股A股經審核綜合資產淨值港幣2.46元及B股經審核綜合資產淨值港幣0.246元折讓約25.2%。

誠如上文1(B)節及1(C)節所述，吾等注意到衛蘭軒管理合約之價值已由恒隆地產董事釐定為港幣負90,000,000元，而格蘭酒店董事認為，汀蘭居之服務合約對格蘭酒店集團綜合資產淨值將並無任何影響。

吾等根據與卓德之討論內容，了解到康蘭酒店及雅蘭酒店酒店部份之估值工作，乃按照香港專業估值師之一般專業守則進行，並已計及可能改變有關物業用途後之價值升幅。根據文件附錄三所載之物業估值報告，卓德已於二零零二年八月二十八日(於改變用途後)將康蘭酒店及雅蘭酒店酒店部份之估值金額訂為港幣1,220,000,000元。卓德已於二零零二年八月二十八日將康蘭酒店之估值金額訂為港幣600,000,000元(於改建為服務式寓所後)，並將雅蘭酒店酒店部份之估值金額訂為港幣620,000,000元(於改建為商業物業後)。

根據卓德提供之資料，康蘭酒店之估值金額港幣600,000,000元，代表每間房間之估值金額約為港幣1,220,000元(於改變用途及附設餐飲及會所設施後)。在計及雅蘭酒店酒店部份之總樓面面積約為322,920平方呎後，有關估值金額港幣620,000,000元代表每平方呎之價值約為港幣1,920元(於改變用途後)。

B股之每日成交量


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
成交量（千股）
一九九九年一月
一九九九年四月
一九九九年七月
一九九九年十月
二零零零年一月
二零零零年四月
二零零零年七月
二零零零年十月
二零零一年一月
二零零一年四月
二零零一年七月
二零零一年十月
二零零二年一月
二零零二年四月
二零零二年七月
二零零二年八月二十七日

資料來源：彭博資訊

由一九九九年一月四日至二零零二年八月二十七日期間，A股於聯交所之平均每日成交量約為64,500股A股，或為二零零二年八月二十七日已發行A股總數約0.010%及公眾人士所持有A股總數約0.045%。由一九九九年一月四日至二零零二年八月二十七日，B股於聯交所之平均每日成交量約為42,600股B股，或為二零零二年八月二十七日已發行B股總數約0.007%及公眾人士所持有B股總數約0.026%。由一九九九年一月四日至二零零二年八月二十七日，A股及B股於聯交所之每日成交量介乎最低並無錄得A股及B股之成交量，至分別於一九九九年二月二十六日A股之最高成交量1,550,000股及二零零零年二月十一日B股之成交量3,980,000股。於二零零二年八月二十八日公佈收購建議後，A股及B股於聯交所之每日成交量一直有顯著上升。由二零零二年八月三十日至最後實際可行日期前最後一個交易日(包括首尾兩天)，A股及B股於聯交所之平均每日成交量分別約為1,581,000股A股及1,161,000股B股。

由一九九九年一月四日至二零零二年八月二十七日，A股及B股分別有442日及730日並無錄得成交。

從上述資料可見，由一九九九年一月四日至二零零二年八月二十七日，A股及B股之流通量均處於低位。

B股相對於恒生指數、恒生物業指數及
香港聯交所全部普通酒店股份指數之表現


190
170
150
130
110
90
70
50
一九九九年一月
一九九九年四月
一九九九年七月
一九九九年十月
二零零零年一月
二零零零年四月
二零零零年七月
二零零零年十月
二零零一年一月
二零零一年四月
二零零一年七月
二零零一年十月
二零零二年一月
二零零二年四月
二零零二年七月
二零零二年八月二十七日
格蘭酒店「B股」
恒生物業指數
恒生物業指數
香港聯交所全部普通酒店股份指數

資料來源：彭博資訊

附註：所有價值已於一九九九年一月四日重訂為100

(C) 流通量

吾等亦已考慮由一九九九年一月四日至二零零二年八月二十七日A股及B股於聯交所之成交量。下表顯示A股及B股各自之成交量：

A股之每日成交量


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
成交量（千股）
一九九九年一月
一九九九年四月
一九九九年七月
一九九九年十月
二零零零年一月
二零零零年四月
二零零零年七月
二零零零年十月
二零零一年一月
二零零一年四月
二零零一年七月
二零零一年十月
二零零二年一月
二零零二年四月
二零零二年七月
二零零二年八月二十七日

資料來源：彭博資訊

(e) 於二零零二年八月二十八日公佈收購建議之日前六個月內，在聯交所所報之每股A股及每股B股之最高收市價分別港幣0.96元及港幣0.1元分別出現溢價約91.7%及84.0%；

(f) 於二零零二年八月二十八日公佈收購建議之日前六個月內，在聯交所所報之每股A股及每股B股之最低收市價分別港幣0.78元及港幣0.073元分別出現溢價約135.9%及152.1%；

根據上述分析，吾等認為，A股收購價及B股收購價分別較A股及B股股價之過往表現出現合理之溢價。

(B) 相對於各項指數之過往股價表現

吾等已進一步參考A股及B股相對於恒生指數、恒生物業指數及香港聯交所全部普通酒店股份指數。下表顯示由一九九九年一月四日至二零零二年八月二十七日（即於二零零二年八月二十八日刊發收購建議公佈前A股及B股在聯交所買賣之最後一個交易日）期間，A股及B股之股價表現一般遜於上述指數。

A股相對於恒生指數、恒生物業指數及香港聯交所全部普通酒店股份指數之表現


190
170
150
130
110
90
70
50
一九九九年一月
一九九九年四月
一九九九年七月
一九九九年十月
二零零零年一月
二零零零年四月
二零零零年七月
二零零零年十月
二零零一年一月
二零零一年四月
二零零一年七月
二零零一年十月
二零零二年一月
二零零二年四月
二零零二年七月
二零零二年八月二十七日
格蘭酒店「A股」
恒生指數
恒生物業指數
香港聯交所全部普通酒店股份指數

資料來源：彭博資訊

附註：所有價值已於一九九九年一月四日重訂為100

B股每日收市價相對於B股收購價


0.20元
0.18元
0.16元
0.14元
0.12元
0.10元
0.08元
0.06元
價格（港幣）
B股收購價（港幣0.184元）
一九九九年一月
一九九九年三月
一九九九年五月
一九九九年七月
一九九九年九月
一九九九年十一月
二零零零年一月
二零零零年三月
二零零零年五月
二零零零年七月
二零零零年九月
二零零零年十一月
二零零一年一月
二零零一年三月
二零零一年五月
二零零一年七月
二零零一年九月
二零零一年十一月
二零零二年一月
二零零二年三月
二零零二年五月
二零零二年七月
二零零二年八月二十七日

資料來源：彭博資訊

以上圖表顯示，A股收購價（每股A股港幣1.84元）及B股收購價（每股B股港幣0.184元）遠高於由一九九九年一月四日至二零零二年八月二十七日之A股最高收市價（港幣1.35元）及B股最高收市價（港幣0.143元），較該等收市價分別出現溢價約36%及約29%。

A股收購價及B股收購價較：

(a) A股及B股於最後實際可行日期前之最後一個交易日在聯交所所報之收市價溢價分別約1.1%及0%；

(b) A股及B股於二零零二年八月二十七日（即股份於二零零二年八月二十八日在聯交所暫停買賣前最後一個交易日）在聯交所所報之收市價分別出現溢價約116.5%及114.0%；

(c) A股及B股於截至二零零二年八月二十七日止連續30個交易日在聯交所所報之平均收市價分別出現溢價約116.5%及119.1%；

(d) A股及B股於截至二零零二年八月二十七日止連續90個交易日在聯交所所報之平均收市價分別出現溢價約106.7%及111.5%；

吾等從格蘭酒店得悉，只要格蘭酒店維持獨立上市地位，格蘭酒店作為雅蘭酒店及康蘭酒店擁有人，將於該等物業改變用途後，與恒隆地產訂立服務管理協議。根據該協議，格蘭酒店將從該等物業賺取物業投資收入／租金收入，而恒隆地產將根據上市規則第14章按攤分成本方式收取為有物業提供管理服務所引致之費用。該兩項物業之未來溢利貢獻為格蘭酒店的主要收入來源，因此，於改變該等物業用途及釐定有關管理費前，吾等不會對該兩項物業之未來溢利貢獻作出評估，因為衛蘭軒一直及將會繼續錄得虧損及汀蘭居並無及將不會產生任何龐大收入。然而，由於格蘭酒店日後將實際上成為物業投資公司，故吾等認為資產淨值(而非市盈率)為按持續基準評估格蘭酒店最適合之估值方法(請參閱下文第4節「格蘭酒店之估值」)。

3. 收購價

(A) 相對於收購價之過往股價表現

在考慮A股收購價及B股收購價是否公平合理時，吾等已計及由一九九九年一月四日至二零零二年八月二十七日(即截至於二零零二年八月二十八日刊發收購建議公佈前A股及B股於聯交所買賣之最後一個交易日止期間)，A股收購價及B股收購價相對於A股及B股在聯交所收報之收市價。以下各表顯示由一九九九年一月四日以來，A股及B股各自之收市價分別相對於A股收購價及B股收購價之表現：

A股每日收市價相對於A股收購價


1.9元
1.7元
1.5元
1.3元
1.1元
0.9元
0.7元
價格（港幣）
A股收購格（港幣1.84元）
一九九九年一月
一九九九年四月
一九九九年七月
一九九九年十月
二零零零年一月
二零零零年四月
二零零零年七月
二零零零年十月
二零零一年一月
二零零一年四月
二零零一年七月
二零零一年十月
二零零二年一月
二零零二年四月
二零零二年七月
二零零二年八月二十七日

資料來源：彭博資訊

在衛蘭軒管理合約方面，如上文所述，衛蘭軒管理合約於近年來連續引致虧損，及格蘭酒店董事並不期望該合約於餘下合約年期可為格蘭酒店集團帶來正面之財務貢獻。汀蘭居之服務合約為按攤分成本方式支付，因此將不會有任何剩餘價值。

雅蘭酒店位於九龍旺角區，將改建為乙級寫字樓(根據卓德所述)。吾等向卓德了解所得，儘管過去一年，港島區之甲級及乙級寫字樓租金下跌約25%至33%(根據香港差餉物業估價署之資料)，惟旺角區同級寫字樓租金維持平穩，空置率維持在單位數。鑒於卓德預期旺角區新落成寫字樓截至二零零三年底前供應有限，旺角區乙級寫字樓目前展望穩定。鑒於投資格蘭酒店之回報率(根據格蘭酒店截至二零零二年六月三十日止年度之股東應佔溢利除以格蘭酒店於二零零二年六月三十日之經調整資產淨值約港幣1,254,200,000元(未計及下文所述之調整或格蘭酒店應付若干被遣散員工之估計金額港幣72,000,000元)(即格蘭酒店在參考卓德就康蘭酒店及雅蘭酒店酒店部份之最新估值金額及恒隆集團公司董事及恒隆地產董事所釐定之衛蘭軒及汀蘭居之管理協議／合約價值(請參閱下文第4節「格蘭酒店之估值」)作出調整後於二零零二年六月三十日之經審核綜合資產淨值)為基準計算約為1.5%)，相對於旺角區寫字樓之現有租金回報率約6%至8%(根據卓德提供之資料)為低，且酒店業務前景充滿挑戰，故吾等與恒隆地產董事意見一致，認為將雅蘭酒店改建為寫字樓，相對於繼續經營為酒店，有助以更有利可圖方式經營該物業。

恒隆地產董事有意將位於港島之康蘭酒店改建為高級服務式寓所。吾等向卓德了解所得，港島區高級服務式寓所之租金於截至二零零二年首季，已較對上年度同期下跌約13%。儘管高級服務式寓所之租金有所下跌，惟根據卓德之資料，港島區服務式寓所現時之回報率約為5%至7%，較以上述方式計算投資於格蘭酒店之回報率約1.5%為高。此外，根據恒隆地產董事及卓德之資料，將康蘭酒店改建為高級服務式寓所對格蘭酒店有利，主要是由於透過減少員工數目至管理服務式寓所所需人數而達致成本效益。由於分別改變雅蘭酒店及康蘭酒店之用途為寫字樓及服務式寓所，故此經營該等物業所需之員工數目，於改建後將予削減，而格蘭酒店集團將會有大約300名員工被遣散。將支付予被遣散員工之金額估計約為港幣72,000,000元，並已悉數撥備。此外，根據上文第1節「格蘭酒店之業務及財務表現」內「格蘭酒店之過往經審核綜合業績之概要」之圖表所示，吾等獲悉，康蘭豪華寓所產生之平均房租收益，較格蘭酒店集團內之酒店房間產生之收益為高，而康蘭豪華寓所在上個財政年度之平均入住率超過九成。鑒於上述原因，並考慮到酒店業前景充滿挑戰，吾等與恒隆地產董事意見一致，認為將康蘭酒店改建為服務式寓所，相對於繼續經營為酒店，有助以更有利可圖方式經營該物業。

元及截至二零零二年六月三十日止年度約港幣9,250,000元之最低保證年費前，根據管理合約經營衛蘭軒於該三個年度各年均出現虧損。此外，吾等注意到衛蘭軒管理合約於截至二零零二年六月三十日止年度之淨財務影響，已由截至二零零一年六月三十日止年度虧損約港幣8,200,000元大幅倒退至虧損約港幣15,300,000元。

根據衛蘭軒管理合約之條款，衛蘭軒業主於截至二零零七年二月止五年各年之最低保證年費為港幣11,000,000元，而截至二零一二年二月止餘下五年各年則為港幣15,000,000元。誠如上「酒店業務回顧」分節所示，衛蘭軒於截至二零零二年六月三十日止兩個年度之平均入住率，分別約為88%及93%，而於截至二零零二年六月三十日止年度之平均房租已由對上年度每日港幣400元下降至港幣330元，跌幅約為18%。吾等基於上述入住率及房租水平，認同格蘭酒店管理層之觀點，除非房租顯著上升(但不大可能出現)，及假設現有經營環境不變，否則房間銷售營業額進一步上升之空間有限。

吾等亦注意到衛蘭軒管理合約之價值，已由恒隆集團公司釐定為負港幣90,000,000元。有關估值(未經獨立核實)乃參考過衛蘭軒於截至二零零二年六月三十日止三個財政年度之財務表現及格蘭酒店集團須向衛蘭軒業主支付最低保證年費之責任而釐定。根據吾等與恒隆地產及格蘭酒店等管理層之討論，以及衛蘭軒以往之財務表現及格蘭酒店集團根據有關管理合約之財務責任，吾等認為管理層對衛蘭軒管理合約所評估之價值屬於公平。

(C) 汀蘭居

於一九九八年，格蘭酒店集團與汀蘭居業主恒隆集團訂立服務協議。根據格蘭酒店管理層提供之資料，格蘭酒店集團按攤分成本方式收取管理汀蘭居之服務報酬，而該合約可由其中一方訂約方以發出三個月書面通知之方式予以終止。鑒於格蘭酒店集團將只會收回根據該服務協議提供服務所產生之費用，故根據該份協議對格蘭酒店之綜合損益賬及資產負債表並無構成重大影響。因此，吾等與格蘭酒店董事之意見一致，認為是項服務協議對格蘭酒店集團之綜合資產淨值並無任何影響。

2. *格蘭酒店集團之前景*

於完成後，格蘭酒店集團之持續經營業務將包括擁有雅蘭酒店及康蘭酒店、衛蘭軒之酒店管理合約及汀蘭居之服務合約。

(B) 衛蘭軒

下表摘錄自衛蘭軒於截至二零零二年六月三十日止三個年度之賬目。

	截至六月三十日止年度		
	經審核	經審核	未經審核
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
營業額	37,602	42,378	36,041
銷售成本	(33,169)	(32,958)	(32,654)
	4,433	9,420	3,387
年內虧損(不包括税項及向Methodist Centre Limited支付之費用)	(5,218)	(170)	(6,017)

下表顯示格蘭酒店集團於截至二零零二年六月三十日止三個年度各年根據衛蘭軒管理合約條款向Methodist Centre Limited(衛蘭軒業主)支付保證年費之財務影響:

	截至六月三十日止年度		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
年內虧損(不包括税項及向Methodist Centre Limited支付之費用)	(5,218)	(170)	(6,017)
向Methodist Centre Limited支付最低保證費用	(8,000)	(8,000)	(9,250)^
衛蘭軒管理合約之淨財務影響	(13,218)	(8,170)	(15,267)

^ 向Methodist Centre Limited支付之最低保證年費,乃根據由二零零一年七月一日至二零零二年二月四日期間每年港幣8,000,000元金額及由二零零二年二月五日至二零零二年六月三十日期間每年港幣11,000,000元金額按比例計算。

根據上述之衛蘭軒財務資料,衛蘭軒管理合約於截至二零零二年六月三十日止三個年度之淨虧損分別約為港幣13,200,000元、港幣8,200,000元及港幣15,300,000元。即使在向衛蘭軒業主支付截至二零零一年六月三十日止兩個年度各年每年港幣8,000,000

物業名稱	截至二零零零年六月三十日止年度 港幣／天	截至二零零一年六月三十日止年度 港幣／天	二零零零年至二零零一年之變化 %	截至二零零二年六月三十日止年度 港幣／天	二零零一年至二零零二年之變化 %
	平均房租				
雅蘭酒店	320	390	+22	310	-21
康蘭酒店	450	560	+24	470	-16
康蘭豪華寓所	560	630	+13	550	-13
衛蘭軒	320	400	+25	330	-18
整體平均	**390**	**470**	**+21**	**390**	**-17**

根據香港旅遊發展局之資料，於二零零二年首八個月，訪港旅客總人數相對於二零零一年同期上升約14%。雖然訪港旅客人數有上升趨勢，惟從上表可見，格蘭酒店集團旗下物業整體入住率僅較對上年度輕微上升。另一方面，格蘭酒店集團旗下物業同期之整體平均房租顯著下跌約17%，導致格蘭酒店集團酒店業務截至二零零二年六月三十日止年度之營業額倒退。在考慮到格蘭酒店集團以往之表現，及假設現有經營環境不變，吾等認同格蘭酒店董事之觀點，格蘭酒店集團所經營之香港酒店業前景仍然充滿挑戰，只能靠進一步調減房租以維持入住率，而吾等同意有關觀點。

恒隆地產董事已表明，於二零零二年十月九日買賣協議完成後，雅蘭酒店將改建為有配套商業設施之寫字樓物業及康蘭酒店將改建為服務式寓所，及該等物業將由恒隆地產管理。

由於康蘭酒店及雅蘭酒店之業務性質轉變，吾等認為該兩項物業之營運過往財務表現與吾等達致有關收購建議之意見無關。然而，鑒於格蘭酒店日後將繼續管理衛蘭軒及汀蘭居，吾等認為檢討該兩項物業之管理合約／協議屬合適之舉。

水平，營業額增加令截至二零零一年六月三十日止年度之股東應佔溢利增加至約港幣33,000,000元，較上年上升約55%。截至二零零一年六月三十日止年度，格蘭酒店集團旗下物業之平均入住率約為86%，較對上年度下跌約5%，惟較同期業內平均入住率約82%為高。

截至二零零二年六月三十日止年度，格蘭酒店集團之營業額約為港幣224,400,000元，較去年下跌約17.5%。儘管格蘭酒店集團之銷售成本自去年以來大致不變，而格蘭酒店集團得以削減行政費用約港幣1,400,000元，惟格蘭酒店集團之營業額下降導致股東應佔溢利減少約港幣14,800,000元，較去年下跌約45%。營業額下跌，主要由於格蘭酒店集團削減平均房租。格蘭酒店集團旗下物業於截至二零零二年六月三十日止年度之平均房租約為每日港幣390元，較去年下跌約17%。於截至二零零二年六月三十日止年度，格蘭酒店集團旗下物業之平均入住率由對上年度上升5%至約90%，並再次較同期業內之平均比率約81%為高。因此，吾等與格蘭酒店董事觀點一致，認為格蘭酒店集團旗下物業靠收取較低平均房租維持平均入住率。

(A) 酒店業務回顧

吾等如下文載列雅蘭酒店、康蘭酒店、康蘭豪華寓所及衛蘭軒截至二零零二年六月三十日止年三個年度各年之平均入住率及平均房租：

	入住率				
物業名稱	截至二零零零年六月三十日止年度	截至二零零一年六月三十日止年度	二零零零年至二零零一年之變化	截至二零零二年六月三十日止年度	二零零一年至二零零二年之變化
	%	%	%	%	%
雅蘭酒店*	90	84	-7	89	+6
康蘭酒店*	90	83	-8	86	+4
康蘭豪華寓所*	94	92	-2	91	-1
衛蘭軒*	93	88	-5	93	+6
整體平均	**91**	**86**	**-5**	**90**	**+5**

* 上述物業介乎3至4星級

以下所載為格蘭酒店集團截至二零零二年六月三十日止三個年度之營業額及股東應佔溢利。格蘭酒店集團於截至二零零二年六月三十日止三個年度各年之經審核綜合財務報表概要載於文件附錄二。

格蘭酒店之過往經審核業績概要

	截至二零零零年六月三十日止年度	截至二零零一年六月三十日止年度	二零零零年至二零零一年之變化	截至二零零二年六月三十日止年度	二零零一年至二零零二年之變化
	港幣百萬元	港幣百萬元	%	港幣百萬元	%
營業額					
酒店業務	255.5	271.9	+6.4	224.4	-17.5
利息收入	8.7	—	不適用	—	不適用
營業總額	264.2	271.9	+2.9	224.4	-17.5
股東應佔溢利	21.3	33	+54.9	18.2	-44.8

酒店業務於截至二零零二年六月三十日止三個年度之營業額顯示如下：

	截至二零零零年六月三十日止年度	截至二零零一年六月三十日止年度	二零零零年至二零零一年之變化	截至二零零二年六月三十日止年度	二零零一年至二零零二年之變化
	港幣百萬元	港幣百萬元	%	港幣百萬元	%
酒店業務之營業額					
—雅蘭酒店	96.7	100.9	+4.3	80.0	-20.7
—康蘭酒店	74.3	77.3	+4.0	64.0	-17.2
—康蘭豪華寓所	46.9	51.3	+9.4	44.4	-13.5
—衛蘭軒	37.6	42.4	+12.8	36.0	-15.1
酒店業務之營業總額	255.5	271.9	+6.4	224.4	-17.5

截至二零零一年六月三十日止年度，格蘭酒店集團錄得之營業額約為港幣271,900,000元，全部來自酒店業務。酒店業務之營業額較上年增加約6.4%。出現有關升幅，主因為格蘭酒店集團與上年度相比收取較高平均房租。格蘭酒店集團截至二零零一年六月三十日止年度之平均房租約為每日港幣470元，較去年上升約21%。由於營運開支維持在與上年相約

有關格蘭酒店之代價

1. 格蘭酒店之業務及財務表現

格蘭酒店現擁有及管理雅蘭酒店、康蘭酒店及康蘭豪華寓所，另外亦管理衛蘭軒及汀蘭居。以下載列此等物業若干有關資料之概要。

格蘭酒店擁有及／或管理之物業概要

物業名稱	地址	現時由格蘭酒店集團擁有／管理	租約屆滿年份	房間數目	建築樓面面積（平方米）
康蘭酒店及康蘭豪華寓所	鰂魚涌康山道2號	擁有	二零五九年*	酒店房間 248 寓所 242	35,275
雅蘭酒店	旺角彌敦道627號	擁有	二零六零年	549	30,000
汀蘭居#	荃灣油柑頭青山公路123號	管理	二零四七年	438	20,096
衛蘭軒##	灣仔軒尼詩道22號	管理	二零四七年	251	10,977

* 可選擇再續期75年

\# 代表恒隆集團公司（即管理汀蘭居之業主）

\## 根據與Methodist Centre Limited訂立之協議，格蘭酒店集團收購管理該物業之權利，由一九九二年二月四日起為期20年

收購建議之條款

根據收購守則第26.1條，百德能代表收購人提出強制性無條件現金收購全部已發行股份(不包括收購人或與其一致行動人士已擁有或同意將予收購之所有已發行股份)之建議，條款載於本文件及隨附之接納及轉讓表格。收購建議包括A股收購建議及B股收購建議，收購基準如下：

A股收購建議：	**每股A股之收購價為現金港幣1.84元(「A股收購價」)**，相等於根據收購之每股A股協定價值；及
B股收購建議：	**每股B股之收購價為現金港幣0.184元(「B股收購價」)**，相等於根據收購之每股B股協定價值。

根據收購守則，收購人須向股東(不包括與收購人一致行動之股東)提出收購建議。Cole、百德能及恒隆地產一位董事(本身亦為股東)被證監會視為與收購人一致行動之人士。因此，收購建議不涉及彼等持有之股份。然而，收購人有意於收購建議截止後以根據收購建議提出之股份相同價格，購買彼等之股份。

誠如文件內「格蘭董事會函件」所述，除A股及B股外，格蘭酒店並無任何其他尚未發行之股本證券(包括涉及股本之可換股證券、認股權證、股份期權或認購任何股本(包括不可轉讓股份期權)之權利)。

倘各項收購建議獲悉數接納，收購人根據A股收購建議及B股收購建議應支付之總額，將分別約為港幣266,000,000元及港幣29,800,000元，即合共約港幣295,800,000元。

吾等獲悉，百德能確信收購人有足夠資料，全面接納收購建議。收購建議將以恒隆地產集團之內部資源撥付。

A股及B股各自之收購價乃經參考根據收購之購買價每股A股港幣1.84元及每股B股港幣0.184元釐定。格蘭酒店於最後實際可行日期之市值約為港幣1,242,000,000元。

議刊發之通函所載之聲明及／或資料。吾等認為，吾等已審閱過足夠資料以達致知情意見及證明所依賴文件所載資料之準確情，以為吾等之意見提供合理基礎。然而，吾等並無對格蘭酒店集團或恒隆地產集團之業務及事務進行任何獨立深入調查。吾等已向格蘭酒店及收購人各自之董事尋求及接獲確認，文件所載有關格蘭酒店及收購人之計劃或意向、收購建議之條款及條件，或提出收購建議之原因並無重大轉變。格蘭酒店亦已確認，除收購建議外，不知悉股份當時有任何其他具競爭力之收購建議。

於評估收購建議之條款時，吾等並無考慮收購建議對所涉及之獨立股東之税務狀況或其他可能影響。因此，吾等或吾等之董事或聯屬人概不會就因彼等接納或拒絕收購建議而引致對任何人士產生之任何税務或其他影響或債務負責。倘獨立股東(不論在香港或任何其他司法權區)對接納或拒絕收購建議之税務含義有任何疑問，應諮詢其專業顧問。

所考慮之主要因素及原因

於達致吾等之意見時，吾等已考慮下列主要因素：

收購建議之背景

於二零零二年八月二十八日，恒隆地產及其全資附屬公司與恒隆集團公司及其全資附屬公司訂立買賣協議，據此(其中包括)恒隆地產同意向恒隆集團公司或其全資附屬公司購買或促使向恒隆集團公司或其全資附屬公司購買其於460,575,581股A股中合共約港幣847,500,000元之全部權益，及417,686,735股B股中合共約港幣76,900,000元之全部權益。收購之總代價約港幣924,400,000元，乃按協定價格分別為每股A股港幣1.84元及每股B股港幣0.184元計算。鑒於恒隆集團公司為恒隆地產之控股公司，持有其已發行股本約61.6%，故根據上市規則，收購構成恒隆集團公司及恒隆地產各自之關連交易，及須待恒隆集團公司及恒隆地產各自之獨立股東批准，方可作實。恒隆集團公司及恒隆地產各自之獨立股東於二零零二年十月八日批准收購。

於二零零二年十月九日完成時，收購人及與其一致行動人士擁有477,093,067股A股及438,282,785股B股之權益，分別佔已發行A股及B股約76.8%及73%。為符合收購守則第26.1條，百德能代表收購人提出強制無條件現金收購由收購人或與其一致行動人士並無擁有或同意將予收購之所有已發行股份之建議。

於編製吾等之推薦建議時，吾等已與(i)格蘭酒店及恒隆地產各自之管理層討論有關(其中包括)收購建議之背景、香港酒店、服務式寓所及寫字樓各類別物業之一般未來前景，以及改建雅蘭酒店及康蘭酒店計劃之原因，及(ii)獨立物業估值師卓德測計師行有限公司(「卓德」)討論有關(其中包括)其於按將整項發展項目改建為商業樓宇／寫字樓之基礎，計及將雅蘭酒店之現有酒店客房改建為服務式寓所，以及酒店部份之潛力後，評估康蘭酒店(包括Club Grand及康蘭豪華寓所)之價值。吾等亦依賴格蘭酒店董事，確保格蘭酒店提供予吾等之資料及事實均為真實、準確及完整。吾等亦假設文件所載或所述之所有資料、陳述及意見均為真實及準確，以及文件所載或所述之專家所表達之意見為公平合理，及因此，吾等可依賴上述各項。吾等獲格蘭酒店董事告知，並無遺漏任何重大事實，且吾等不知悉有任何事實或情況將導致吾等所獲提供之資料及陳述失實、不準確或誤導。吾等並無理由懷疑格蘭酒店董事提供予吾等之資料及陳述之真實、準確及完整性。

格蘭酒店董事願就文件所載資料(不包括有關收購人及其董事之資料)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，文件所表達之意見(不包括就收購人及其董事表達之意見)乃經審慎周詳考慮後始行作出，且文件並無遺漏其他事實，以致文件之任何聲明有所誤導。收購人之董事已就文件所載資料(不包括有關格蘭酒店及格蘭酒店董事之資料)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，文件所表達之意見(不包括就格蘭酒店及格蘭酒店董事所表達之意見)乃經審慎周詳考慮後始行作出，且並無遺漏其他事實，以致文件之任何聲明有所誤導。吾等並無對吾等所獲提供之事實、資料及意見進行任何獨立查核，亦不會就此負責。此外，吾等之意見必須以本函件發出當日存在之市場、經濟及與該行業有關情況，以及格蘭酒店董事、收購人之董事及卓德於文件刊發之日向吾等提供之事實、資料及意見為基礎。此外，吾等之意見必須依賴現行之市場、經濟、行業與該及其他有關情況，以及吾等於本函件發出日期獲格蘭酒店董事、收購人之董事及卓德提供之事實、資料及意見。此外，吾等之意見並無論述參與交易之各方所作出有關決定之好處。

吾等已審閱過(其中包括)格蘭酒店於截至二零零二年六月三十日止年度之經審核財務報表及截至二零零一年六月三十日止兩個年度已出版之年報，以及卓德對康蘭酒店及雅蘭酒店酒店部份於二零零二年八月二十八日之獨立估值報告。吾等已審閱過股份在聯交所過往之表現。吾等亦已考慮過收購人之董事就收購建議作出之意向聲明，詳情分別於二零零二年八月二十八日及二十九日刊發之聯合報章公佈中披露。此外，吾等亦已考慮過恒隆集團公司及恒隆地產分別於二零零二年九月二十日就收購、收購建議及格蘭酒店私有化之建

以下為嘉誠就收購建議致獨立董事委員會之意見函件全文。該意見不應依賴作為就股東應否接納A股收購建議或B股收購建議(視情況而定)或就此有關之任何事宜行事而向股東提供之推薦建議。

CAZENOVE
嘉誠亞洲有限公司
香港中環康樂廣場8號交易廣場第一座5001室

敬啟者：

百德能代表收購人
提出無條件現金收購
格蘭酒店全部已發行股份
(不包括收購人及與其一致行動人士已擁有
或同意將予收購之股份)之建議
及
格蘭酒店私有化之建議

吾等茲獲委聘就收購建議向獨立董事委員會提供意見，有關詳情載於二零零二年十月十五日致格蘭酒店股東之綜合收購建議文件(「文件」，本函件為其中一部份)內。嘉誠已獲格蘭酒店委聘為獨立財務顧問，就收購建議之條款對獨立股東而言，是否公平合理提供意見。嘉誠獨立於恒隆地產、格蘭酒店及其各自之聯繫人或與其一致行動人士，且與彼等概無關連，因此被視為適合給予獨立意見。

除文義另有所指外，本函件所用詞彙與文件所界定者具相同涵義。

根據收購守則第2.1條，已組成獨立董事委員會，而夏德先生為該委員會之唯一成員，以考慮收購建議之條款。除夏德先生外，概無格蘭酒店之董事被視為可獨立就收購建議向獨立股東提供任何意見或推薦建議。有關詳情，請參閱文件「格蘭酒店董事會函件」緒言一節。

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(於香港註冊成立之有限公司)

敬啟者：

無條件現金收購建議

緒言

謹此提述格蘭酒店與收購人於二零零二年十月十五日刊發之綜合收購建議文件(「文件」，本函件為其一部份)。除文義另有説明外，本函件所用詞彙與文件所用者具相同涵義。

身為格蘭酒店之唯一董事且於收購建議中並無任何權益，本人已獲委任為獨立董事委員會之唯一成員，以考慮收購建議之條款，並向閣下提供有關收購建議之條款，對獨立股東而言，是否屬公平合理之意見。嘉誠已獲委任為獨立財務顧問，向本人提供有關收購建議條款及是否推薦獨立股東接納收購建議之意見。嘉誠之意見及達致有關意見時所考慮之主要因素，均載於文件第22至44頁。

本人亦務請閣下留意(i)格蘭酒店董事會函件；(ii)百德能之函件；(iii)嘉誠之函件；以及(iv)本文件各附錄所載之其他資料。

推薦建議

經考慮嘉誠之函件所載之主要因素及嘉誠之意見後，本人認為，收購建議之條款乃屬公平合理，故本人推薦獨立股東接納收購建議。欲接納收購建議之獨立股東務須監察收購建議期間內之股價表現。若股份市值超過收購價每股A股港幣1.84元或每股B股港幣0.184元，則欲接納收購建議之獨立股東須考慮於股票市場上變現彼等之投資。然而，獨立股東務須注意，股份於公開市場上之交投量，未必足以令彼等可出售彼等之股份。

此致

列位獨立股東　台照

代表
獨立董事委員會
獨立非執行董事
夏德
謹啟

二零零二年十月十五日

稅項

獨立股東如對接納收購建議所繳付之稅項有任何疑問，應諮詢彼等本身之專業顧問。收購人及百德能或任何彼等各自之董事或涉及收購建議之任何人士，概不會就任何人士因接納收購建議而產生之任何稅務影響或負債承擔任何責任。

其他資料

閣下務須注意本文件附錄一至五所載之其他資料。附錄一載有收購建議之其他條款。附錄二載有格蘭酒店集團之財務資料。附錄三載有卓德所發出之函件、估值概要及估值證書，內容有關於二零零二年八月二十八日為格蘭酒店物業進行之估值。根據收購守則第11.3條，並無就格蘭酒店集團出售其任何投資物業(即附錄三所載由卓德評估之物業)而落實任何稅務責任。附錄四載有衛蘭軒若干財務資料。附錄五載有關於格蘭酒店之一般資料。

此致

列位獨立股東　台照

代表
百德能證券有限公司
董事總經理
劉珍妮
謹啟

二零零二年十月十五日

收購人保留權利，將有關收購建議之任何事項以報章公佈之形式知會海外股東，但該等報章可能不在海外股東所居住之司法權區內流通。倘若通告是張貼於格蘭酒店之註冊辦事處，即使海外股東未能收取或閱讀該通告，該通告仍被視為已經妥善發出論。

股東(包括但不限於保管人、代理人和受託人)若將會或有意將本文件及╱或附奉之接納及轉讓表格送交至香港以外任何一個司法權區，在行動前務必細閱本文件附錄一第6段所載之有關詳情。

(b) **收購建議之交收**

(i) 待股票過戶及登記處於二零零二年十一月五日星期二下午四時正前接獲有關收購建議之接納及轉讓表格及股票及╱或轉讓收據及╱或任何其他所有權文件(及╱或任何就此所需令人滿意之任何彌償保證)後，方會於股票過戶票登記處接獲令接納收購建議完成及有效之所有必要文件當日起十日內，向各獨立股東寄發彼等因接納收購建議而應收之支票(當中已扣除彼等各自應付之賣方從價印花稅)。

(ii) **代理人之登記事宜**

為確保所有股東獲公平對待，該等已登記股東(作為一名以上實益擁有人之代理人而持有股份)應盡可能被視為實益擁有人對待。為使股份之實益擁有人(其投資乃以代理人名義登記)接納收購建議，彼等必須指示其代理人關於彼等對收購建議之意向。

股東以郵寄方式寄發或獲寄發之所有股票、過戶收據、所有權文件(及╱或任何就此所需令人滿意之任何彌償保證)及匯款支票，一切郵誤風險，概由彼等各自承擔。

一切有關文件及匯款支票，將按股東於本公司股東名冊上所示之地址(如屬聯名股東，則按於本公司股東名冊上排名首位之股東地址)寄發予彼等。

一切有關文件及匯款支票之郵誤風險，概由收件人承擔。收購人、格蘭酒店、百德能或任何彼等各自之董事或任何其他涉及收購建議之人士，概不會就因過戶產生之任何遺失或延誤事宜，或因此而產生之任何負債承擔任何責任。

(iii) 居於香港以外地區之股東，務須注意本文件附錄一所載「海外股東」一節。

於接獲接納及轉讓表格後，須盡快填妥接納及轉讓表格，連同不少於閣下擬接納收購建議所涉及股份數目有關之股票及／或過戶收據及／或任何其他所有權文件（及／或任何就此所需令人滿意之任何彌償保證），以郵寄方式或親自送達方式，交往股票過戶及登記處香港中央證券登記有限公司，**地址為香港皇后大道東183號合和中心17樓，信封註明「格蘭酒店收購建議」，惟無論如何須於二零零二年十一月五日星期二下午四時正或收購人可能公佈符合收購守則之較後時間及／或日期前盡快交往股票過戶及登記處。**

海外股東

由於香港以外有關之司法權區之法例可能會影響向海外股東提呈收購建議，因此，海外股東應留意並遵守任何適用之法例規定。

每位有意接納收購建議之海外股東均有責任全面遵守有關司法權區之法例，包括取得可能規定之任何政府、外滙控制或其他同意，以及遵守其他所需之法定或法例規定。任何該等海外股東須負責任何該等發行、轉讓或須由其所支付之其他税項，而由於該海外股東須支付有關款項，收購人、格蘭酒店、百德能及代表上述各方採取行動之任何人士有權獲該海外股東就任何該等發行、轉讓或其他税項作出全面彌償保證而不會蒙受任何損失。

收購建議現時並無而且將來亦不會直接或間接在加拿大提出或向該國家內提出，或於加拿大以郵遞方式、藉其國內或其對外商貿之任何方法或工具或其國家證券交易之任何設施提出，或向該國家提出收購建議。此乃包括（但不限於）郵遞、傳真發送、電報及電話或電子傳送等方式。收購建議不得以任何該等方式、方法或工具或設施於加拿大予以接納。因此，本文件及隨附之接納及轉讓表格現時並無，而且不得，於加拿大以郵遞或藉其國內或其對外商貿之任何方法或工具或其國家證券交易之任何設施發送或派發，或向該國家發送或派發。收到該等文件之人士（包括但不限於保管人、代理人及受託人）不得在加拿大派發或發送或郵寄，或向該國家派發或發送或郵寄或從該等國家派發或發送或郵寄該等文件，否則，有關收購建議之任何意圖接納將不會生效。為任何目的而有意接納收購建議之人士，不得就接納收購建議而在加拿大使用與接納收購建議有直接或間接關係之郵遞或任何方式或工具。載有接納及轉讓表格之信封不得於加拿大蓋上郵戳日期或以其他方式由加拿大寄發，而所有接納收購建議之股東必須提供於加拿大以外之地址以收取滙出之任何現金款項，或交回有關接納及轉讓表格及／或轉讓收據及／或其他所有權文件及／或作出就此所需令人滿意之彌償保證。任何接納收購建議之股東若未能提供本文件附錄一第7段所載之陳述及保證，則該位股東將不被視為接納收購建議論。

2. 康蘭酒店

現有之248間酒店房間將改建為服務式寓所，以使整幢服務式寓所之管理可達致經濟效益。

格蘭酒店於一九八八年收購該兩項物業。鑒於過去十四年物業市場之轉變，及現在是時候重新評估此等物業之維修計劃，格蘭酒店董事表示，對未來計劃及物業翻新作整體評估考慮乃合適及具效益之舉。該等物業用途之變動乃日常業務過程中之商業決定，而收購將加速達成該計劃。

於完成後，該兩項物業之業務運作將為着效率原因，全歸恒隆地產集團之管理層負責。據此，只有衛蘭軒之酒店管理合約及汀蘭居之服務合約將保留為格蘭酒店之活躍業務，而該兩項改建物業將由恒隆地產管理及經營。由於僅得該兩項管理及服務合約，而衛蘭軒之管理合約估計會帶來負面回報，且該兩項改建物業僅帶來被動收入，恒隆地產董事認為，格蘭酒店並無足夠業務或可觀增長潛力保持上市地位。該上市公司將難以吸引新投資者或維持現有少數股東之投資意欲。還有，調配資源維持上市地位，長遠而言不會帶來成本效益。因此，收購人董事擬於收購建議完成後將格蘭酒店私有化，並隨即撤銷其股份於聯交所之上市地位。除本節「收購人就格蘭酒店集團之意向」所披露者外，收購人之董事無意為業務引入重大變動，包括將格蘭酒店集團之固定資產重新調配。由於分別改變雅蘭酒店及康蘭酒店之用途為寫字樓及服務式寓所，故此經營該等物業所需之員工數目，於改建後將予削減，而格蘭酒店集團將約有300名員工被遣散。將支付予被遣散員工之金額估計約為72,000,000港元，並已悉數撥備。

格蘭酒店董事

收購人不擬因收購建議而更改格蘭酒店董事會之成員。收購人希望現有格蘭酒店執行董事於強制收購後全部留任格蘭酒店董事會。

只要股份一直在聯交所上市，收購人便會確保有足夠獨立董事將繼續獲委任加入格蘭酒店之董事會。

接納及交收

(a) **接納收購建議之手續**

接納收購建議，獨立股東務須按照隨附接納及轉讓表格所印列之指示填妥接納及轉讓表格，而該等指示構成收購建議之條款及條件之一部份。

袁偉良先生，51歲，於一九七八年加盟恒隆集團出任財務總監。一九八零年當恒隆地產成為恒隆集團公司之附屬公司時，袁先生開始協助處理恒隆地產各類業務。彼於一九八六年出任恒隆地產執行董事，繼而於一九九二年獲委任為董事總經理。加盟恒隆集團前，袁先生在英國及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學。為英格蘭及威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生為亦為恒隆集團公司及格蘭酒店之董事總經理。

何世良先生，64歲，於一九七七年加入恒隆集團公司，並於一九九三年起出任執行董事。彼於二零零零年八月獲委任為恒隆地產之執行董事。何先生持有香港大學之建築學士學位，並為英國皇家建築師協會、澳洲皇家建築師學會及香港建築師學會之會員。何先生為英國及澳洲之註冊建築師，並為香港建築物條例認可人士(第一名冊)。於加入恒隆集團前，何先生乃前港府之建築師。何先亦為恒隆集團公司之執行董事。

吳士元先生，42歲，於二零零一年加盟恒隆集團出任執行董事。加盟恒隆集團前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事及財務總監。吳先生於香港聯合交易所有限公司之財務科及上市科任職逾五年，在任期間，彼被委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所持有資深的核數經驗。吳先生為澳洲執業會計師公會會員，彼持有澳洲新南威爾斯大學學士學位及亞洲國際公開大學工商管理碩士學位。吳先生亦為恒隆集團及格蘭酒店之執行董事。

收購人就格蘭酒店集團之意向

業務

收購人認為，實現該等物業之所有潛力之最有效業務計劃為對格蘭酒店現時擁有之物業進行下列改建工程：

1. *雅蘭酒店*

   鑒於在該黃金地帶出租寫字樓及商業中心較經營酒店之盈利能力高，酒店之第五至第二十層將改建為設有配套商業設施之寫字樓。

條文收購所有股份。獨立股東務須注意，收購人可能會於適當時候全面收購彼等於格蘭酒店之股權。於強制收購後，格蘭酒店將成為恒隆地產之全資附屬公司，並將向聯交所申請撤銷股份於聯交所之上市地位。

倘未達致上述90%之接納水平，則格蘭酒店將根據收購守則第2.2條及上市規則第6.12條，尋求獨立股東批准撤銷股份在聯交所之上市地位。

股東務須注意，倘彼等選擇不接納收購建議而其後股份於聯交所撤銷上市地位，選擇不接納收購建議之股東將持有非上市公司之股份，而該等股份可能並無流通之市場。此外，在這情況下，格蘭酒店將不再受上市規則所規限。該等股東將成為一間透明度不大、較一間在聯交所上市之公眾公司在財務呈報規定上有限，以及有較少機會對重大收購事項或變現重大資產事宜進行投票之公司(受規管程度不大)之投資者。

視乎格蘭酒店能否維持於聯交所上市地位及符合最低公眾持股量規定，聯交所將密切注視格蘭酒店日後作出之一切資產收購或出售。聯交所可酌情要求格蘭酒店向其股東發出一份文件，而不論任何建議交易之金額，特別是建議交易等同格蘭酒店偏離主要業務。聯交所亦有權集合一系列交易處理，而該等交易可能令格蘭酒店被視作新上市申請人。

有關收購人之資料

收購人為一間於香港註冊成立之有限公司。自註冊成立以來，除進行有關收購之事宜外，並無從事任何業務。收購人為恒隆地產之一間全資附屬公司。收購人之董事會成員為陳啟宗先生、袁偉良先生、何世良先生及吳士元先生。

陳啟宗先生，52歲，於一九七二年加盟恒隆集團，一九八六年獲委任加入恒隆地產董事會，一九九一年出任主席。彼現任恒隆集團公司及格蘭酒店之主席。陳先生為渣打集團之董事會成員，並出任香港地產建設商會副會長、港美商務委員會－香港委員會及亞洲商業協會主席、亞洲協會副主席兼亞洲協會(香港分會)主席及東西中心董事會成員。陳先生亦為香港及海外多間大學及智囊團之管理機構或諮詢機構之成員。彼持有美國南加州大學工商管理學系碩士。

將雅蘭酒店改建為設有配套商業設施之寫字樓物業，以其座落之優秀地段及商業中心位置作為出租寫字樓，在今日而言相信較之於經營酒店業務更為有利可圖。儘管旺角有其他寫字樓可能與改建後之雅蘭酒店競爭，惟雅蘭酒店座落彌敦道(位列香港最繁忙街道之一)，毗鄰旺角地鐵站，地點方便。雅蘭酒店於改建後，將較附近寫字樓優勝。雅蘭酒店憑著其策略性位置及經翻新之內部單位，將於區內享有競爭優勢。再者，恒隆地產現已於同區經營四幢寫字樓，分別為麗斯大廈、栢裕商業中心、荷李活商業中心及旺角中心第一期，應能於物業管理方面進一步帶來協同效益。根據恒隆地產物業組合介乎6%至8%之回報率，恒隆地產董事將致力為該幢改建物業帶來相若回報。

與此同時，康蘭酒店將改建為服務式寓所，以使整幢大樓變為服務式寓所。將康蘭酒店改建為服務式寓所，將主要因為成本效益及效率得以大為改善而帶來利益。預期管理該等服務式寓所所需之員工人數，遠較管理酒店者為少，因為經營酒店須要有員工全時間當值，惟經營服務式寓所卻無此需要。此外，位於康山之康蘭酒店附近並無太多具規模之服務式寓所，因此競爭有限。還有，服務式寓所之潛在租客對象遠較酒店市場之對象廣泛，因為中期至長期而言，香港居民或外籍人士通常不會租住酒店房間，而單身專業人士、未有子女之夫婦及短期到港人士會考慮租住服務式寓所。鑒於位於康山之有關服務式寓所與太古城地鐵站相近，可為住客提供方便交通，因而吸引租客入住。現時位於康山之服務式寓所康蘭豪華寓所，於截至二零零二年六月三十日止以往三個財政年度均錄得逾90%之入住率，其中每間房間之平均收入，較格蘭酒店集團旗下酒店房間之平均收入為高。由於入住率高企，相信服務式寓所於康山一帶需求甚殷。

在改建該兩項物業後，恒隆地產之管理層預期可透過提升經濟規模，達致更佳回報。由於並無更改土地用途，進行改建工程僅須有限之政府批准。必須取得批准之工程僅為建築物工程，屬任何改建工程之標準申請事宜。估計改建雅蘭酒店及康蘭酒店將分別需要約港幣70,000,000元及約港幣10,000,000元。恒隆地產董事認為，進行上述改建工程將可為恒隆地產股東於該等物業中取得更佳回報。

強制收購及撤銷格蘭酒店上市地位

倘收購人就A股及B股之各類股份接獲有效接納(如否，除非收購守則批准撤銷)，為數分別不少於(i)提出收購建議時已發行無利害關係之A股及無利害關係之B股價值；及(ii)已發行A股及B股(收購人已擁有者除外)價值之90%。收購人有意根據公司條例第168條強制收購

接納收購建議之影響

獨立股東將可透過接納收購建議，按每股A股港幣1.84元及每股B股港幣0.184元之價格，向收購人出售彼等之股份及股份所附帶之一切權利(包括於二零零二年十月九日或之後所宣派、作出或支付之一切股息及分派)，惟不包括格蘭酒店將於二零零二年十一月二十五日舉行應屆股東週年大會上，批准格蘭酒店截至二零零二年六月三十日止年度之建議末期股息每股A股港幣0.01元及每股B股港幣0.001元。該末期股息若獲批准，則預期將於二零零二年十一月二十九日支付。

除收購守則准許外，否則不得撤回及不能撤銷收購建議之接納。

印花稅

賣方就接納收購建議而產生的從價印花稅，為就有關接納應付的金額每港幣1,000元(或不足港幣1,000元)須支付港幣1元，將由接納收購建議之獨立股東支付，並將於應向接納收購建議之獨立股東支付之金額中扣除，且由收購人代表該等接納收購建議之獨立股東向收取印花稅之辦事處支付印花稅。

收購建議之原因

物色機會建立土地儲備供日後發展，以及收購投資物業以加強投資物業組合，為恒隆地產集團日常業務之其中一環。物業公司亦傾向收購毗鄰物業，以便管理工作可以合乎效益之方式進行，並創造協同效應。因此，恒隆地產集團收購雅蘭酒店，以及康蘭酒店及康蘭豪華寓所(分別為恒隆地產集團已擁有及經營之雅蘭酒店商場及康怡廣場之一部份及位置相近)，對恒隆地產集團而言屬合乎邏輯及策略之舉，因而令收購顯得特別吸引，並有助恒隆地產集團增加物業組合，以及提升管理效率與經濟效益。恒隆地產董事認為，收購將可為恒隆地產集團之現有物業組合增加約702,620平方呎之投資物業。

儘管收購動用之資源可另行用作收購旺角及鰂魚涌之其他物業，惟該等已發展地區僅得非常有限之待售物業，而收購可供比較面積地段之機會亦甚低。此外，於該區收購物業涉及舊式建築物，且需要遷徙現有居民，因而需時甚久、過程繁複，以致成本高昂。由於收購可使恒隆地產集團收購格蘭酒店集團多幢整幢現有建築物，而該等建築物可輕易改建從而為恒隆地產集團帶來收益，對恒隆地產集團而言屬吸引之機會。改建該兩項物業所涉及之時間，遠較收地、拆卸及興建工序所需時間為少。該等物業只須稍作改動，且只要建築工程須獲批准，便能改建為投資物業，為恒隆地產集團帶來收益。

收購建議

根據收購守則第26.1條，百德能(代表收購人)正根據本文件及隨附接納及轉讓表格所載之條款，提出一項強制無條件現金收購建議，收購所有已發行股份(不包括收購人或與其一致行動人士已擁有或同意收購之股份)。收購建議包括A股收購建議及B股收購建議，並按下列基準提出：

A股收購建議：	**收購價每股A股現金港幣1.84元**，相當於根據收購每股A股之協定價格；及
B股收購建議：	**收購價每股B股現金港幣0.184元**，相當於根據收購每股B股之協定價格。

根據收購守則，收購人須向股東(與收購人一致行動之股東除外)提呈收購建議。Cole、百德能及夏佳理先生(身兼股東之格蘭酒店及恒隆地產董事)均被證監會視為與收購人一致行動人士。然而，根據公司條例有關全面收購之規定，收購人亦將於收購建議結束後，提呈購買該等一致行動人士持有之股份，作價為每股A股港幣1.84元及每股B股港幣0.184元，分別相當於收購建議項下之每股A股收購價及每股B股收購價。現階段並未清楚彼等各自是否有意向收購人出售股份。根據收購守則第2.11條，該等股份將不會被視為計入90%接納水平之無利害關係股份。

除A股及B股外，格蘭酒店並無其他尚未發行之股本證券(包括與股本有關之可換股證券、認股權證、股份期權或認購任何股本之權利(包括不可轉讓之股份期權))。

有關收購建議之條款及條件(包括接納手續)之其他資料，均載於本文件附錄一及隨附之接納及轉讓表格。

代價總額及財務資源

若A股收購建議及B股收購建議各自獲悉數接納，則收購人按A股收購建議及B股收購建議應付之總額，將分別約為港幣266,000,000元及港幣29,800,000元，即合共約港幣295,800,000元。收購人之財務顧問百德能信納收購人具備足夠資源，以應付全面接納收購建議所涉及之款項。收購建議將由恒隆地產集團之內部資源撥付。

百德能
證券

香港德輔道中4號
渣打銀行大廈22樓
電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

**百德能代表收購人
提出無條件現金收購
格蘭酒店全部已發行股份
（不包括收購人及與其一致行動人士已擁有
或同意將予收購之股份）之建議
及
格蘭酒店私有化之建議**

緒言

於二零零二年八月二十八日，恒隆集團公司、恒隆地產及格蘭酒店宣佈(其中包括)恒隆集團公司與恒隆地產已訂立買賣協議，涉及恒隆地產集團購買恒隆集團佔格蘭酒店460,575,581股A股及417,686,735股B股之全部權益，協定價格為每股A股港幣1.84元及每股B股港幣0.184元。完成日期為二零零二年十月九日。

完成後，收購人及與其一致行動人士擁有477,093,067股A股及438,282,785股B股，分別相當於已發行A股及B股約76.8%及73%。為符合收購守則第26.1條之規定，百德能(代表收購人)正提出一項強制性無條件現金收購建議，收購收購人或與其一致行動人士已擁有或同意收購之所有已發行股份。

獨立股東務須留意本文件第5至10頁之格蘭酒店董事會函件。務請獨立股東閱讀本文件第21頁之獨立董事委員會函件，以及本文件第22至44頁嘉誠亞洲有限公司(獨立董事委員會之獨立財務顧問)推薦接納收購建議之意見函件。

本函件載有收購建議之條款，連同有關收購人之資料，以及收購人對於格蘭酒店集團之未來意向。

意見

格蘭酒店董事會由八位格蘭酒店董事組成，其中三位為格蘭酒店執行董事、一位為格蘭酒店非執行董事，而四位為格蘭酒店獨立非執行董事。格蘭酒店執行董事不被視為可以獨立身份就收購建議之條款發表意見。格蘭酒店非執行董事陳樂怡女士同時擔任恒隆地產及格蘭酒店之董事職務，因此不適宜就收購建議之條款發表意見。在格蘭酒店獨立非執行董事之中，鄭漢鈞先生及殷尚賢先生均同時擔任恒隆地產及格蘭酒店之董事職務，因此亦被視為不適宜就收購建議之條款發表意見。由於夏佳理先生持有恒隆集團公司、恒隆地產及格蘭酒店之股份，因此亦被視為不適宜就收購建議之條款發表意見。有見及此，格蘭酒店董事會已建議夏德先生作為獨立董事委員會之唯一成員，就收購建議之條款發表意見，並就收購建議向獨立股東提供推薦建議。敬請留意本文件第21頁所載獨立董事會委員會函件，其中載有獨立董事委員會就收購建議向獨立股東提供之推薦建議。嘉誠之函件(載有嘉誠就收購建議向獨立董事委員會提供之意見及推薦建議)載於本文件第22至44頁。

其他資料

敬請留意百德能之函件，該函件載於本函件之後，並載有收購建議之詳情、收購人之資料及收購人就格蘭酒店集團日後之意向。

敬請亦留意本文件各附錄所載之其他資料。

此致

列位獨立股東　台照

承董事會命
執行董事
吳士元
謹啟

二零零二年十月十五日

倘收購人就A股及B股之各類股份接獲有效接納（如否，除非收購守則批准撤銷），為數分別不少於(i)提出收購建議時已發行無利害關係之A股及無利害關係之B股價值；及(ii)已發行A股及B股（收購人已擁有者除外）價值之90%。收購人有意根據公司條例第168條強制收購條文收購所有股份。於強制收購後，格蘭酒店將成為恒隆地產之全資附屬公司，並將向聯交所申請撤銷股份於聯交所之上市地位。

倘收購建議之接納情況未達至上述之90%接納水平，格蘭酒店將根據收購守則第2.2條及上市規則第6.12條，尋求格蘭酒店獨立股東批准撤銷股份在聯交所之上市地位。

股東應注意，倘選擇不接納收購建議而其後股份於聯交所撤銷上市地位，選擇不接納收購建議之股東將持有非上市公司之股份，而該等股份可能並無流通之市場。

聯交所已表明，視乎格蘭酒店能否維持於聯交所上市地位及符合最低公眾持股量規定，聯交所將會密切注視格蘭酒店日後作出之一切資產收購或出售。聯交所已表示，可酌情要求格蘭酒店向其股東發出一份通函，而不論任何建議交易之金額，特別是建議交易等同格蘭酒店偏離主要業務。聯交所亦有權集合一系列交易處理，而該等交易可能令格蘭酒店被視作新上市申請人。

接納收購建議之手續

敬請留意本文件附錄一及隨附之接納及轉讓表格，該等部份均載有接納收購建議之手續。

為接納收購建議，獨立股東應按照隨附之接納及轉讓表格所印列之指示填妥接納及轉讓表格，而有關指示為收購建議之條款及條件其中一部份。

於接獲接納及轉讓表格後，須盡快填妥接納及轉讓表格，連同不少於閣下擬接納收購建議所涉及股份數目有關之股票及／或過戶收據及／或任何其他所有權文件（及／或任何就此所需令人滿意之任何彌償保證），以郵寄方式或親自送達方式，交往股票過戶及登記處香**港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓，信封註明「格蘭酒店收購建議」，惟無論如何須於二零零二年十一月五日星期二下午四時正或收購人可能公佈符合收購守則之較後時間及／或日期前交往股票過戶及登記處。**

股權架構

下表載列格蘭酒店於恒隆地產完成買賣協議之收購後之股權架構：

	A股數目	%	B股數目	%
與收購人一致行動之人士：				
恒隆地產集團	460,575,581	74.09	417,686,735	69.61
Cole (附註1)	15,765,607	2.54	20,396,065	3.40
夏佳理 (附註2)	171,879	0.03	199,985	0.03
百德能 (附註3)	580,000	0.09	—	—
小計	477,093,067	76.75	438,282,785	73.04
獨立股東	144,538,159	23.25	161,717,215	26.96
總計	621,631,226	100	600,000,000	100

附註：

1. Cole為持有恒隆集團公司、恒隆地產及格蘭酒店股份之若干信託基金之受託人。恒隆集團公司陳樂宗先生之一名聯繫人 (恒隆集團公司之非執行董事)，為其中一項信託基金之眾多全權託管對象成員。

2. 恒隆地產及格蘭酒店之獨立非執行董事。

3. 恒隆地產之財務顧問。

其他資料

敬請留意本文件附錄二 (載有格蘭酒店集團之其他財務資料) 及本文件附錄五所載之其他資料。

收購人就格蘭酒店集團之意向

敬請留意本文件第11至20頁所載百德能之函件，內容關於收購人就格蘭酒店集團之意向。

強制收購及撤銷格蘭酒店上市地位

敬請留意本文件第11至20頁所載百德能之函件，內容關於收購人就格蘭酒店上市地位之意向及聯交所就格蘭酒店集團維持於聯交所之指定最低公眾持股量以及日後收購及出售資產而發表之若干聲明。

獨立股東透過接納收購建議，將按每股A股港幣1.84元及每股B股港幣0.184元之價格，出售彼等之股份及該等股份附帶之權利予收購人，其中包括收取於二零零二年十月九日或之後所宣派、作出或支付之一切股息及分派(不包括格蘭酒店將於二零零二年十一月二十五日所召開之應屆股東週年大會上提呈截至二零零二年六月三十日止年度之擬派末期股息每股A股港幣0.01元及每股B股港幣0.001元)。有關末期股息如獲批准，預期於二零零二年十一月二十九日派發。

收購建議之其他條款及條件，包括接納手續，載於本文件第11至20頁百德能之函件、本文件附錄一，以及隨附之接納及轉讓表格。

有關格蘭酒店之資料

背景及主要業務

於恒隆地產完成買賣協議之收購後，格蘭酒店現成為恒隆地產之附屬公司。格蘭酒店之主要業務為控股投資，並透過其附屬公司擁有及管理酒店及服務式寓所。格蘭酒店擁有及管理位於旺角之雅蘭酒店及位於鰂魚涌之康蘭酒店及康蘭豪華寓所，以及管理灣仔之衛蘭軒及荃灣之汀蘭居。

財務資料

下表載列格蘭酒店集團截至二零零二年六月三十日止三個年度之經審核綜合業績概要：

	截至六月三十日止年度		
	二零零零年	二零零一年	二零零二年
	港幣百萬元	港幣百萬元	港幣百萬元
營業額	264.2	271.9	224.4
股東應佔純利	21.3	33.0	18.2

格蘭酒店集團於二零零二年六月三十日之經審核綜合資產淨值約為港幣1,673,500,000元，相當於每股A股港幣2.46元及每股B股港幣0.246元。

每股A股及每股B股於二零零二年六月三十日之經審核綜合資產淨值，經參考格蘭酒店物業於二零零二年八月二十八日之最新估值及衛蘭軒管理合約之價值而調整後，分別為港幣1.84元及港幣0.184元。根據收購守則第11.3條，在可見將來並無潛在稅務負債。

本文件旨在向閣下提供(其中包括)有關收購建議之資料。收購建議之主要條款載於本函件、本文件第11至20頁百德能之函件、本文件附錄一，以及隨附之接納及轉讓表格。獨立董事委員會函件(載有就收購建議向獨立股東提出之推薦建議)載於本文件第21頁。嘉誠之函件(載有就收購建議向獨立董事委員會提出之意見及推薦建議)載於本文件第22至44頁。

收購建議

百德能(代表收購人)正根據收購守則第26.1條，按本文件及隨附之接納及轉讓表格所載之條款，提出強制性無條件現金收購全部已發行股份建議(不包括收購人及與其一致行動人士已擁有或同意將予收購之所有已發行股份)。收購建議包括A股收購建議及B股收購建議，而收購之基準如下：

A股收購建議：	**每股A股之收購價為現金港幣1.84元**，相當於根據收購每股A股之協定價格；及
B股收購建議：	**每股B股之收購價為現金港幣0.184元**，相當於根據收購每股B股之協定價格。

根據收購守則，收購人須向股東(與收購人一致行動之股東除外)提出收購建議。Cole、百德能及夏佳理先生(身兼股東之格蘭酒店及恒隆地產董事)，已被證監會視為與收購人一致行動人士。然而，誠如百德能之函件所述，收購人為遵守公司條例之強制收購規定，亦會提出購買由Cole、百德能及夏佳理先生所持有之股份，購買價與於收購建議截止後收購建議之收購價相同。現階段並未清楚彼等各自是否有意向收購人出售股份。誠如百德能之函件所述，根據收購守則第2.11條，該等股份將不會被視為計入90%接納水平之無利害關係股份。

除A股及B股外，格蘭酒店並無其他尚未發行之股本證券(包括與股本有關之可換股證券、認股權證、股份期權或認購任何股本之權利(包括不可轉讓之股份期權))。

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(於香港註冊成立之有限公司)

執行董事：
陳啟宗(主席)
袁偉良
吳士元

非執行董事：
陳樂怡

獨立非執行董事：
殷尚賢
夏佳理
鄭漢鈞
夏德

註冊辦事處：
香港中環
德輔道中四號
渣打銀行大廈二十八樓

敬啟者：

百德能代表收購人
提出無條件現金收購格蘭酒店全部已發行股份
(不包括收購人及與其一致行動人士已擁有或同意將予
收購之股份)之建議
及
格蘭酒店私有化之建議

緒言

於二零零二年八月二十八日，恒隆集團公司、恒隆地產及格蘭酒店宣佈(其中包括)，恒隆集團公司與恒隆地產已訂立買賣協議，內容關於恒隆地產集團按協定價每股A股港幣1.84元及每股B股港幣0.184元，購買恒隆集團於格蘭酒店460,575,581股A股及417,686,735股B股之全部權益。完成日期為二零零二年十月九日。

於完成後，收購人及與其一致行動人士將擁有477,093,067股A股及438,282,785股B股，分別佔已發行A股及B股約76.8%及73%。根據收購守則第26.1條，百德能(代表收購人)正就收購人及與其一致行動人士並無擁有或同意將予收購之全部已發行股份，提出強制無條件現金收購建議。

預期時間表

二零零二年

所有時間均指香港時間

開始接納收購建議之日期..十月十五日(星期二)

接納收購建議之最後限期(附註1)..十一月五日(星期二)下午四時正

接納收購建議之截止日期(附註1)..十一月五日(星期二)

透過聯交所以大利市方式公佈
截止接納收購建議及
收購建議結果之日期...十一月五日(星期二)下午七時正

於報章公佈截止接納收購建議及
收購建議結果之日期..十一月六日(星期三)

就根據收購建議所接獲之有效接納表格
寄發股款之最後日期(附註2)..十一月十五日(星期五)

將於接納水平達90%後任何時間發出強制收購通知(附註3)。

附註:

1. 收購建議為不附帶條件,於二零零二年十一月五日(星期二)下午四時正前可供接納。收購人儘管無意將收購建議之限期修訂或延遲至較後日期,惟保留有關權利。收購人亦保留權利延遲收購建議之限期,從而取得必要之接納水平以符合公司條例之強制收購規定。根據收購守則,除非收購人於當時有權行使強制收購權力,否則收購建議可供接納期間不會超過二零零二年十月十五日(即本文件之寄發日期)起計四個月以上。誠如百德能之函件「強制性收購及撤銷格蘭酒店上市地位」一節所述,收購人擬行使強制收購權利。

2. 股票過戶及登記處於接獲正式填妥之接納表格後,將於十日內以普通郵遞方式向有關獨立股東寄發有關有效接納收購建議之股款。

3. 刊發強制收購通知前,便會在取得90%接納水平後刊發公佈,而收購人將進行強制收購。

「獨立董事委員會」	指	僅由夏德先生組成之格蘭酒店董事會之獨立委員會，獲委任就收購建議向獨立股東作出建議；
「獨立股東」	指	收購人及與其一致行動人士以外之股東；
「最後實際可行日期」	指	二零零二年十月十二日，即本通函付印前為確定其中所載資料是否準確之最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「收購人」	指	AP Star Limited，於香港註冊成立之公司，為恒隆地產之全資附屬公司；
「收購建議」	指	A股收購建議及B股收購建議；
「百德能」	指	百德能證券有限公司，為根據香港法例第333章證券條例註冊之投資顧問及證券交易商；
「股票過戶及登記處」	指	香港中央證券登記有限公司，本公司之股票過戶及登記處，地址為香港皇后大道東183號合和中心17樓；
「買賣協議」	指	於二零零二年八月二十八日由(其中包括)恒隆地產及恒隆集團公司訂立有關收購之有條件買賣協議；
「披露權益條例」	指	香港法例第396章證券(披露權益)條例；
「證監會」	指	香港證券及期貨事務監察委員會；
「股份」	指	A股及B股；
「股東」	指	A股及／或B股之持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；
「港幣」	指	港幣，香港法定貨幣；及
「%」	指	百分比。

「Cole」	指	Cole Limited，為若干項信託基金之受託人，該等信託基金持有恒隆集團公司、恒隆地產及格蘭酒店之股份。恒隆集團公司之非執行董事陳樂宗先生之聯繫人為其中一項信託基金之眾多全權託管對象之成員；
「公司條例」	指	香港法例第32章公司條例；
「完成」	指	完成買賣協議；
「關連人士」	指	具有上市規則賦予之涵義；
「執行人員」	指	證監會企業融資科之執行人員或其任何代表；
「首項公佈」	指	恒隆集團公司、恒隆地產及格蘭酒店於二零零二年八月二十八日就收購及根據收購預期進行之交易而聯合刊發之公佈；
「格蘭酒店」	指	格蘭酒店集團有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市；
「格蘭酒店董事會」	指	格蘭酒店董事會；
「格蘭酒店董事」	指	格蘭酒店董事；
「格蘭酒店集團」	指	格蘭酒店及其附屬公司；
「恒隆集團公司」	指	恒隆集團有限公司(前稱「恒隆有限公司」)，一間於香港註冊成立之公司，其股份於聯交所上市；
「恒隆集團」	指	恒隆集團公司及其附屬公司；
「恒隆地產」	指	恒隆地產有限公司(前稱「淘大置業有限公司」)，一間於香港註冊成立之公司，其普通股於聯交所上市，並由其控股股東恒隆集團公司持有其約61.6%權益；
「恒隆地產董事」	指	恒隆地產董事；
「恒隆地產集團」	指	恒隆地產及其附屬公司；
「香港結算」	指	香港中央結算有限公司；
「香港」	指	中華人民共和國香港特別行政區；

釋　義

於本文件中，除非文義另有所指，否則下列詞彙具有下文所載之涵義：

「A股」	指	格蘭酒店股本中每股面值港幣0.10元之普通A股；
「A股收購建議」	指	百德能代表收購人提出之無條件現金收購全部已發行A股(收購人及與其一致行動人士已擁有或同意將予收購之A股除外)之建議，詳情載於本文件；
「收購」	指	由恒隆地產集團根據買賣協議收購恒隆集團之460,575,581股A股及417,686,735股B股權益，即分別於最後實際可行日期佔已發行之A股及B股約74.1%及69.6%權益；
「該等公佈」	指	首項公佈，以及恒隆集團公司、恒隆地產及格蘭酒店於二零零二年八月二十九日就收購建議而聯合刊發之公佈；
「聯繫人」	指	具有上市規則賦予之涵義；
「B股」	指	格蘭酒店股本中每股面值港幣0.01元之普通B股；
「B股收購建議」	指	百德能代表收購人提出之無條件現金收購全部已發行B股(收購人及與其一致行動人士已擁有或同意將予收購之B股除外)之建議，詳情載於本文件；
「嘉誠」	指	嘉誠亞洲有限公司，根據香港法例第333章證券條例註冊之投資顧問及註冊交易商，以及獨立董事委員會在收購建議之條款方面之獨立財務顧問；
「中央結算系統」	指	由香港結算設立及運作之中央結算及交收系統；
「卓德」	指	卓德測計師行有限公司，格蘭酒店名下物業之獨立估值師；

目　錄

此乃要件　請即處理

閣下如對本文件任何內容或對應採取之行動**有任何疑問**，應諮詢閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之格蘭酒店集團有限公司股份全部**售出或轉讓**，應立即將本文件及接納及轉讓表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

恒隆地產
HANG LUNG PROPERTIES

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司
(於香港註冊成立之有限公司)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(於香港註冊成立之有限公司)

百德能證券有限公司代表
AP STAR LIMITED（恒隆地產有限公司之全資附屬公司）
提出無條件現金收購格蘭酒店集團有限公司全部已發行股份
（不包括AP STAR LIMITED及與其一致行動人士已擁有或
同意將予收購之股份）之建議

及

格蘭酒店集團有限公司私有化之建議

恒隆地產有限公司之財務顧問

百德能
證券

格蘭酒店集團有限公司獨立董事委員會之
財務顧問

CAZENOVE
嘉誠亞洲有限公司

百德能之函件(載有(其中包括)收購建議條款詳情)載於本文件第11至20頁。

獨立董事委員會函件(載有關於對收購建議之推薦建議)載於本文件第21頁。嘉誠之函件(載有嘉誠就收購建議向獨立董事委員會提出之建議)載於本文件第22至44頁。

收購建議之接納及交收手續載於本文件附錄一第45至53頁，以及隨附之接納及轉讓文件。收購建議之接納文件最遲須於二零零二年十一月五日下午四時正或收購人所公佈且符合收購守則之較後時間及／或日期前，送達香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓。

二零零二年十月十五日

Our Ref: SO-228-2002/GHHL

15th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Grand Hotel Holdings Limited
Notice of Annual General Meeting

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Rebecca Hu on 28790364.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. - Attn. Ms. Jessie Wong (Fax. No.25228922)

COPY

Our Ref: SO-230-2002/GHHL

15th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Grand Hotel Holdings Limited
Annual Report

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Rebecca Hu on 28790364.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

Our Ref: SO-231-2002/GHHL

15th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement re Despatch of the Composite Document

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 15th October, 2002 at 7.15 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Sandra Leung on 28790281.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin Ching
Secretary

RsC/rh

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Facsimile (852) 2868 6086
Telephone (852) 2879 0111

COPY

恒 隆 地 產
HANG LUNG PROPERTIES

02 JUN 27

Our Ref: SO-233-2002/HLP

16th October, 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Attention: Mr. Joseph Wan

Dear Sirs,

Joint Announcement re: Despatch of the Composite Document
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
/rh

COPY

Not for release, publication or distribution in or into Canada.

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

UNCONDITIONAL CASH OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF AP STAR LIMITED ("OFFEROR"), A WHOLLY-OWNED SUBSIDIARY OF HANG LUNG PROPERTIES LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN GRAND HOTEL HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT) AND PROPOSED PRIVATISATION OF GHH

Financial Adviser to Hang Lung Properties Limited

PLATINUM
Securities

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, among other things, the terms and conditions of the Offers with the accompanying form(s) of acceptance and transfer has been despatched to the Shareholders on 15th October, 2002.

The Offers are not being made, and will not be made directly or indirectly in or into Canada.

The Offers are, by means of this announcement, extended to all persons to whom the Composite Document may not be despatched and who hold Shares in GHH to which the Offers relate.

Reference is made to the joint announcements dated 28th and 29th August, 2002 (the "Joint Announcements") made by Hang Lung Group Limited ("HLG"), Hang Lung Properties Limited ("HLP") and Grand Hotel Holdings Limited ("GHH"). Terms used herein, unless otherwise defined, have the same meanings as in the Joint Announcements.

A composite offer document (the "Composite Document"), issued by GHH and the Offeror, containing, among other things, the terms and conditions of the Offers with the accompanying form(s) of acceptance and transfer, the opinion of the independent board committee of GHH and the letter of advice from Cazenove Asia Limited to the independent board committee of GHH in relation to the Offers has been despatched to the Shareholders on 15th October, 2002.

The Offers are not being made, and will not be made directly or indirectly in or into Canada, or by the use of mail or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, Canada. This includes, but is not limited to post, facsimile transmission, telex and telephone or electronic means. The Offers will not be capable of acceptance by any such use, means, instrumentality or facilities from within Canada. Any person (including, without limitation, nominees, trustees or custodians) who are overseas persons or who would, or otherwise intend to, forward this announcement to any jurisdiction outside Hong Kong should seek appropriate advice before taking any action.

This announcement is not being, and will not be published or otherwise distributed or sent in or into Canada and persons reading this announcement, including custodians, nominees and trustees, must not distribute or send this announcement, the Composite Document or the accompanying form(s) of acceptance and transfer in, into or from Canada and doing so may invalidate any related purported acceptance of the Offers.

The Offers, which are made by means of the Composite Document and this announcement, is capable of acceptance from 15th October, 2002 in accordance with the details set out or referred to in the Composite Document. The Offers are, by means of this announcement, extended to all persons to whom the Composite Document may not be despatched and who hold Shares in GHH to which the Offers relate. Such persons are informed that printed copies of the Composite Document and the accompanying form(s) of acceptance and transfer are available for collection from the registered office of Grand Hotel Holdings Limited at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong and from Platinum Securities Company Limited at 22nd Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong from 15th October, 2002 until the closing of the Offers.

The Offers, which are unconditional, opened on 15th October, 2002 and will remain open for acceptance until 4:00 p.m. on Tuesday, 5th November, 2002. While the Offeror has no intention of revising or extending the Offers beyond this date, it reserves the right to do so. The Offeror also reserves the right to extend the Offers in order to allow it to achieve the level of acceptance necessary to enable it to avail itself of the compulsory acquisition provisions under the Companies Ordinance. Pursuant to the Takeovers Code, the Offers may not remain open for acceptance for more than four months from 15th October, 2002 (being the date of posting the Composite Document) unless the Offeror has by that time become entitled to exercise such powers of compulsory acquisition. As stated in the section headed "Compulsory acquisition and withdrawal of listing of GHH" in the letter from Platinum contained in the Composite Document, the Offeror intends to exercise its rights of compulsory acquisition.

Independent Shareholders are advised to read the Composite Document and the letter of advice from Cazenove Asia Limited, the independent financial adviser to the independent board committee of GHH, contained therein before deciding whether or not to accept the Offers.

By Order of the Board
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By Order of the Board
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 15th October, 2002

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st October, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 1st November, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ______)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) **Details of Movement :**
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ *Subscription price: HK$* ______ 2.________ *Subscription price: HK$* ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ______________________________

Authorised Signatory:

Name : Esther S.M. Li
Title : Assistant Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

03 JAN 27 7:21

Our Ref: SO-266-2002/GHHL

5th November, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement re Extension of Offer Period

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 5th November, 2002 at 6:10 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Sandra Leung on 28790281.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin Ching
Secretary

RsC/rh

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Facsimile (852) 2868 6086
Telephone (852) 2879 0111

COPY

恒 隆 地 產
HANG LUNG PROPERTIES

Our Ref: SO-267-2002/HLP

6th November, 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong
Attention: Mr. Joseph Wan

Dear Sirs,

Joint Announcement
re: Level of Acceptances of the Offers and Extension of Offers Period
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
/rh

COPY

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話:28790111 傳真:28686760

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

UNCONDITIONAL CASH OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF AP STAR LIMITED A WHOLLY OWNED SUBSIDIARY OF HANG LUNG PROPERTIES LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN GRAND HOTEL HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY AP STAR LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

Financial Adviser to Hang Lung Properties Limited

PLATINUM
Securities

LEVEL OF ACCEPTANCES OF THE OFFERS AND EXTENSION OF OFFERS PERIOD

As at 4.00 p.m. on 5th November, 2002, the Offeror has received valid acceptances of the Offers in respect of 132,269,699 A Shares and 137,878,394 B Shares in aggregate(representing approximately 91.5% and 85.3% of the disinterested A Shares and the disinterested B Shares respectively in issue).

It is the intention of the Offeror to exercise its rights when it is entitled to do so under the provisions of the Companies Ordinance to compulsorily acquire all those A Shares and B Shares not held by the Offeror, and then proceed to withdraw the listing of the Shares from the Stock Exchange. To allow further time for the Shareholders to accept the Offers, **the time for accepting the Offers has been extended and the Offers will remain open for acceptance until 4.00 p.m. on Tuesday, 19th November, 2002 (unless otherwise further extended by the Offeror).**

Shareholders are reminded that if they elect not to accept the Offer(s) and the listings of the Shares on the Stock Exchange are subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

Shareholders are further reminded that following the withdrawal of listings of the Shares, there will be no recognised market on which the Shares can be traded, although the remaining Shareholders may have the statutory right to put the Shares to the Offeror under the Companies Ordinance.

Taking into account such Shares regarding which acceptances of the Offers have been tendered, approximately 98 % and 96% of the total number of A Shares and B Shares respectively in issue are held by the Offeror and parties acting in concert with it as at the date of this announcement.

INTRODUCTION

On 15th October, 2002, Platinum made the unconditional cash offers on behalf of the Offeror to acquire all the issued Shares in GHH (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it) pursuant to the composite offer document of the same date issued jointly by HLP and GHH (the "**Composite Document**").

Terms defined in the Composite Document have the same meanings when used in this announcement unless otherwise provided herein.

LEVEL OF ACCEPTANCES

As at 4.00 p.m. on 5th November, 2002, the Offeror has received valid acceptances of the Offers in respect of 132,269,699 A Shares and 137,878,394 B Shares in aggregate (representing approximately 91.5 % and 85.3 % of the disinterested A Shares and the disinterested B Shares respectively in issue).

EXTENSION OF THE OFFERS

In order to allow Shareholders who may wish to accept the Offers further time to do so, the Offeror has extended the time for acceptance of the Offers. **The Offers will remain open for acceptance until 4.00 p.m. on Tuesday, 19th November, 2002 (unless otherwise further extended by the Offeror).** A further announcement will be published on the teletext through the Stock Exchange by 7 p.m. on 19th November, 2002 and in the newspapers on Wednesday, 20th November, 2002 as to whether the Offers have closed or been further extended together with the results of the Offers and when the Offeror exercises its right of compulsory acquisition of the Shares under the Companies Ordinance.

All the other terms of the Offers as set out in the Composite Document and in the form(s) of acceptance and transfer apply to the Offers as extended.

For enquiries on the Offers, please contact Mr. Keith Lou or Ms. Julisa Fong of Platinum Securities Company Limited, the financial adviser to HLP, at 2841-7000.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING

As mentioned in the Composite Document, it is the intention of the Offeror to exercise its rights when it is entitled to do so under the provisions of the Companies Ordinance to compulsorily acquire all those A Shares and B Shares not held by the Offeror, and then proceed to withdraw the listing of the Shares from the Stock Exchange. In the event the 90% acceptance levels required under the Companies Ordinance to exercise the right of compulsory acquisition thereunder are not achieved, GHH intends to seek the approval of the Independent Shareholders for the withdrawal of the listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders are reminded that if they elect not to accept the Offer(s) and the listings of the Shares on the Stock Exchange are subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

Shareholders are further reminded that following the withdrawal of listings of the Shares, there will be no recognised market on which the Shares can be traded, although the remaining Shareholders may have the statutory right to put the Shares to the Offeror under the Companies Ordinance.

INTERESTS OF THE OFFEROR

Without taking into account Shares in respect of which acceptances of the Offers have been tendered, the Offeror together with the parties acting in concert with it owns 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and the B Shares respectively in issue. Accordingly, as at 4:00 p.m. on 5th November, 2002, including such Shares in respect of which acceptances have been tendered, the Offeror together with parties acting in concert with it hold 609,362,766 A Shares and 576,161,179 B Shares (whether pursuant to the Offers or otherwise) representing approximately 98% and 96% of the A Shares and the B Shares respectively in issue.

By Order of the Board
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By Order of the Board
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 5th November, 2002

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any such statement in this announcement misleading.

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

Our Ref: SO-281-2002/GHHL

19th November, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement re:
Level of Acceptances and Further Extension of Offer Period

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 19th November, 2002 at 5:45 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin Ching
Secretary

RsC/rh

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Facsimile (852) 2868 6086
Telephone (852) 2879 0111

COPY

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-283-2002/HLP

20th November, 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong
Attention: Mr. Joseph Wan

Dear Sirs,

Joint Announcement
re: Level of Acceptances of the Offers and Further Extension of the Offers
Hang Lung Properties Limited
Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in The Standard and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
RSWC/EL/rh

COPY

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話：28790111 傳真：28686760

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

UNCONDITIONAL CASH OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF AP STAR LIMITED A WHOLLY OWNED SUBSIDIARY OF HANG LUNG PROPERTIES LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN GRAND HOTEL HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY AP STAR LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

Financial Adviser to Hang Lung Properties Limited

PLATINUM
Securities

LEVEL OF ACCEPTANCES OF THE OFFERS AND FURTHER EXTENSION OF THE OFFERS

As at 4:00 p.m. on 19th November, 2002, the Offeror has received valid acceptances of the Offers in respect of 135,213,458 A Shares and 144,182,629 B Shares in aggregate (representing approximately 93.5% of the disinterested A Shares and 89.2% of the disinterested B Shares respectively in issue).

Taking into account the acceptances referred to above, as at the date of this announcement, the Offeror and parties acting in concert with it hold approximately 98.5% of the total number of A Shares and 97.1% of the total number of B Shares respectively in issue.

It is the intention of the Offeror to exercise its rights when it is entitled to do so under the provisions of the Companies Ordinance to compulsorily acquire all those A Shares and B Shares not held by the Offeror, and then proceed to withdraw the listing of the Shares from the Stock Exchange. To allow additional time for the Shareholders to accept the Offers, **the time for accepting the Offers has been further extended and the Offers will remain open for acceptance until 4:00 p.m. on Tuesday, 3rd December, 2002 (unless otherwise further extended by the Offeror).**

Shareholders are reminded that if they elect not to accept the Offer(s) and the listings of the Shares on the Stock Exchange are subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

Shareholders are further reminded that following the withdrawal of listings of the Shares, there will be no recognised market on which the Shares can be traded, although the remaining Shareholders may have the statutory right to put the Shares to the Offeror under the Companies Ordinance.

INTRODUCTION

On 15th October, 2002, Platinum made the unconditional cash offers on behalf of the Offeror to acquire all the issued Shares in GHH (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it) pursuant to the composite offer document of the same date issued jointly by HLP and GHH (the **"Composite Document"**).

Terms defined in the Composite Document have the same meanings when used in this announcement unless otherwise provided herein.

LEVEL OF ACCEPTANCES

As at 4:00 p.m. on 19th November, 2002, the Offeror has received valid acceptances of the Offers in respect of 135,213,458 A Shares and 144,182,629 B Shares in aggregate (representing approximately 93.5% of the disinterested A Shares and 89.2% of the disinterested B Shares respectively in issue).

FURTHER EXTENSION OF THE OFFERS

In order to allow Shareholders who may wish to accept the Offers additional time to do so, the Offeror has further extended the time for acceptance of the Offers. The Offers will remain open for acceptance until 4:00 p.m. on Tuesday, 3rd December, 2002 (unless otherwise further extended by the Offeror). A further announcement will be published on the teletext through the Stock Exchange by 7 p.m. on 3rd December, 2002 and in the newspapers on Wednesday, 4th December, 2002 as to whether the Offers have closed or been further extended together with the results of the Offers and whether the Offeror has become entitled to exercise its right of compulsory acquisition of the Shares under the Companies Ordinance.

All the other terms of the Offers as set out in the Composite Document and in the form(s) of acceptance and transfer apply to the Offers as extended.

For enquiries on the Offers, please contact Mr. Keith Lou or Ms. Julisa Fong of Platinum Securities Company Limited, the financial adviser to HLP, at 2841-7000.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING

As mentioned in the Composite Document, it is the intention of the Offeror to exercise its rights when it is entitled to do so under the provisions of the Companies Ordinance to compulsorily acquire all those A Shares and B Shares not held by the Offeror, and then proceed to withdraw the listing of the Shares from the Stock Exchange. In the event the 90% acceptance levels required under the Companies Ordinance to exercise the right of compulsory acquisition thereunder are not achieved, GHH intends to seek the approval of the Independent Shareholders for the withdrawal of the listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders are reminded that if they elect not to accept the Offer(s) and the listings of the Shares on the Stock Exchange are subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

Shareholders are further reminded that following the withdrawal of listings of the Shares, there will be no recognised market on which the Shares can be traded, although the remaining Shareholders may have the statutory right to put the Shares to the Offeror under the Companies Ordinance.

INTERESTS OF THE OFFEROR

Without taking into account the Shares in respect of which acceptances of the Offers have been tendered, the Offeror together with the parties acting in concert with it owns 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% of the A Shares and 73% of the B Shares respectively in issue. Accordingly, as at 4:00 p.m. on 19th November, 2002, including the Shares in respect of which acceptances of the Offers have been tendered, the Offeror together with parties acting in concert with it hold 612,306,525 A Shares and 582,465,414 B Shares (whether pursuant to the Offers or otherwise) representing approximately 98.5% of the A Shares and 97.1% of the B Shares respectively in issue.

By Order of the Board
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By Order of the Board
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 19th November, 2002

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any such statement in this announcement misleading.

Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表

Company Number 公司編號

758

1 Company Name 公司名稱

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

2 Business Name 商業名稱

Nil

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

28th Floor, 4 Des Voeux Road Central, Hong Kong

5 Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	11	2002

which is 該日期為

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立為法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

(Nil)

Presentor's Name and Address
提交人的姓名及地址

Grand Hotel Holdings Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: GRAND0077
Deadline: 06/01/2003

For Official Use
請勿填寫本欄

29/11/2002 FF588307
Sh. Form : AR1L
R U(L)
27 $140.00
------------ ----------------
TOTAL(CHQ) $140.00
===============

[redacted]o. 1/97 (Amendment No. 1/2000)
(修訂編號第1/2000號)

Date of Return 本申報表日期		
25	11	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號
758

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

Class of Shares 股份類別		Authorised Share Capital 法定股本 — Total Nominal Value 總面值	Issued Share Capital 已發行股本 — No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值(不包括溢價)
A	HKD	70,000,000.00	621,631,226	62,163,122.60	62,163,122.60
B	HKD	10,000,000.00	600,000,000	6,000,000.00	6,000,000.00
Total 總值		HKD80,000,000.00	621,631,226 A 600,000,000 B	HKD68,163,122.60	HKD68,163,122.60

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
	N/A

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Date of Return 本申報表日期		
25	11	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號
758

9 Secretary 秘書

Name 姓名

Surname 姓氏	Other names 名字
CHING	Robin Sik Wing 程 式榮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址

1006, Block 1, Heng Fa Chuen, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A875236(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

10 Directors 董事

1 Name 姓名

Surname 姓氏	Other names 名字
ARCULLI	Ronald Joseph 夏 佳理

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址

26G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XA168716(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期		
25	11	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 758

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

CHAN Ronnie Chichung 陳 启宗

Surname 姓氏 | Other names 名字

N/A	N/A
Alias (if any) 别名（如有的話）	Previous Names 前用姓名

Address 地址: 5A No. 14 Mt. Kellett, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份號碼或公司編號

E290283(8)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

CHEN Laura Lok Yee 陳 樂怡

Surname 姓氏 | Other names 名字

N/A	N/A
Alias (if any) 别名（如有的話）	Previous Names 前用姓名

Address 地址: 5C, Sea Cliff Mansions, 19C Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份號碼或公司編號

E238921(9)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期		
25	11	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號
758

11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	07	2001	To 至	30	06	2002

13 Certificate 證明書

(a) I certify that the information given in this Return (including 3 pages of Continuation Sheets and 2 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名：

(Name 姓名)：(Robin Sik Wing CHING) Date 日期： 25th November, 2002

~~Director 董事~~ / Secretary 秘書

Form 表格 **AR1**

Annual Return
周年申報表

CR

Companies Registry
公 司 註 冊 處

Continuation Sheet B (Sheet 1 of 3)
續頁 B 第 1 頁 (共 3 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	11	2002

Company Number 公司編號: 758

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
CHENG 鄭	Hon Kwan 漢鈞

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 20 Broom Road, 2nd Floor, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A181391(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
HUTHART 夏	Robert Steer 德

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 21 Tung Tau Wan Road, Stanley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XA594502	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Continuation Sheet B (Sheet 2 of 3)
續頁 B 第 2 頁 (共 3 頁)

Date of Return 本申報表日期

25	11	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 758

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

NG Terry Sze Yuen 吳 士元

Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Duplex Flat B, 17th &18th Floors Block II, Wing On Towers, Nos. 7 & 9 Boyce Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D635218(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

YIN Shang Shing 殷 尚賢

Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 10th Floor, Grand Plaza Apartments, Kornhill Road, Quarry Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A079714(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Continuation Sheet B (Sheet 3 of 3)
續頁 B 第 3 頁 (共 3 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	11	2002

Company Number 公司編號: 758

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
YUEN 袁	Nelson Wai Leung 偉良

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: House G, Jade Crest, 35G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E376028(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☐ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Schedule 1 (Page 1 of 2)
附表一 第 1 頁 (共 2 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	11	2002

Company Number 公司編號

758

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 A

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
Please see attached CD.					
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

Form 表格 **AR1**

Annual Return
周年申報表

Schedule 1 (Page 2 of 2)
附表一 第 2 頁 (共 2 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	11	2002

Company Number 公司編號

758

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 B

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
Please see attached CD.					
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

GRAND HOTEL HOLDINGS LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2002

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Active Global Investments Limited	2	100	100	Dormant	Hong Kong
Floret Investments Limited	8	100	100	Investment holding	British Virgin Islands
Grand Group Limited	2	100	100	Holding of restaurant licence	Hong Kong
Grand Hotel Group Limited	10,200	100	100	Hotel operating and management	Hong Kong
Grand Hotel Treasury Limited	2	100	100	Financial services	Hong Kong
Grand Hotel Treasury Services Limited	2	100	100	Dormant	Hong Kong
Grand Suite Tower Limited	200	100	100	Operations of service apartments	Hong Kong
Hurton Investments Limited	8	100	-	Investment holding	British Virgin Islands
Inlink Investment Limited	2	100	100	Holding of restaurant licence	Hong Kong
Kronik Holdings Limited	8	100	100	Investment holding	British Virgin Islands
Modalton Limited	2	100	-	Property leasing	Hong Kong
Myrica Investments Limited	8	100	-	Investment	British Virgin Islands
return Investments Limited	2	100	100	Dormant	Hong Kong
Spiracy International Inc.	8	100	-	Investment holding	British Virgin Islands
Tasco Investments Limited	8	100	100	Investment holding	British Virgin Islands
Tegraton Limited	2	100	-	Property leasing	Hong Kong
Tiona Holdings Limited	8	100	-	Investment holding	British Virgin Islands

GRAND HOTEL HOLDINGS LIMITED

JOINTLY CONTROLLED ENTITY

At 30th June, 2002

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Arges Limited	4	50	50	Restaurant operations	Hong Kong

Certified true copy

For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

....
Secretary

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th November, 2002

03 JAN 27 AM 7:21

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd December, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V 2. Preference shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ______)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ____ 2.______ *Subscription price:* *HK$* ____		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Remarks : ____________________________

Authorised Signatory:

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

3rd December, 2002

BY HAND & BY FAX (2537 9502)

The Stock Exchange of Hong Kong Limited
11th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Attn: Ms. Janet Chiu

Dear Sirs,

Grand Hotel Holdings Limited ("GHH")
- Application for withdraw of listing

We refer to the draft announcement (the "Announcement") regarding the unconditional cash offers by Platinum Securities Company Limited on behalf of AP Star Limited to acquire all the issued shares in GHH (other than those already owned or agreed to be acquired by AP Star Limited and parties acting concert with it), a draft of which has been submitted to you today by Platinum Securities Company Limited on behalf of HLP. Terms used in this letter have the same meanings as defined or adopted in the Announcement.

(I) *Suspension of Trading*

As mentioned in the Announcement, upon the closing of the Offers on 3rd December, 2002, the Offeror is entitled to and will exercise its right of compulsory acquisition ("Compulsory Acquisition") under the Companies Ordinance to acquire all the outstanding A Shares and B Shares in the capital of GHH not already acquired by it. Accordingly, we hereby request for the suspension of trading in the Shares of GHH commencing from 9:30 a.m. on 4th December, 2002 until completion of the Compulsory Acquisition.

(II) *Withdrawal of listing*

Upon completion of the Compulsory Acquisition, GHH will become a wholly-owned subsidiary of the Offeror. Accordingly, GHH hereby applies for the withdrawal of the listings of the A Shares and B Shares respectively on the Stock Exchange, subject to and with the effect from the completion of the Compulsory Acquisition.

Cont'd.../P. 2

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Facsimile (852) 2868 6086

(III) *Termination of Listing Agreement*

Upon the Stock Exchange's approval of withdrawal of the listings of the A Shares and B Shares of GHH on the Stock Exchange as mentioned above, the listing agreement entered into between GHH and the Stock Exchange would also need to be terminated. We should be grateful if you could either (i) sign on the attached copy of this letter to agree to such termination; or (ii) let us know the formalities for terminating the listing agreement.

We look forward to receiving your reply to the above at your earliest convenience.

Yours faithfully,
For and on behalf of
Grand Hotel Holdings Limited

Robin Ching
Authorised Representative

We, the undersigned, hereby mutually consent to the termination of the listing agreement dated 24th October, 1989 entered into between ourselves with effect from the date of the completion of the abovementioned Compulsory Acquisition of the shares of GHH.

For and on behalf of Grand Hotel Holdings Limited	The Stock Exchange of Hong Kong Limited
Robin Ching Authorised Representative	

Our Ref: SO-300-2002/HLPL

3rd December, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement -
Hang Lung Properties Limited & Grand Hotel Holdings Limited

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms. Piera Lam of the Exchange on 3rd December, 2002 at [illegible] p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-301-2002/HLP

4th December, 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong
Attention: Mr. Joseph Wan

Dear Sirs,

Joint Announcement re:
(1) Closure of Unconditional Mandatory Cash Offers by AP Star Limited
(2) Compulsory Acquisition of the outstanding shares of Grand Hotel Holdings Limited
(3) Closure of Registers of Members of Grand Hotel Holdings Limited
(4) Suspension and Withdrawal of listing of shares of Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the above joint announcement made by Hang Lung Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.

COPY

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話:28790111 傳真:28686760

恒隆地產有限公司	格蘭酒店集團有限公司
HANG LUNG PROPERTIES LIMITED	**GRAND HOTEL HOLDINGS LIMITED**
(incorporated in Hong Kong with limited liability)	*(incorporated in Hong Kong with limited liability)*

(1) CLOSURE OF THE UNCONDITIONAL MANDATORY CASH OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF AP STAR LIMITED, A WHOLLY OWNED SUBSIDIARY OF HANG LUNG PROPERTIES LIMITED, TO ACQUIRE ALL THE ISSUED SHARES OF GRAND HOTEL HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY AP STAR LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

(2) COMPULSORY ACQUISITION OF THE OUTSTANDING SHARES OF GRAND HOTEL HOLDINGS LIMITED

(3) CLOSURE OF REGISTERS OF MEMBERS

(4) SUSPENSION AND WITHDRAWAL OF LISTING OF SHARES OF GRAND HOTEL HOLDINGS LIMITED

Financial Adviser to Hang Lung Properties Limited

PLATINUM
Securities

The Offers closed at 4:00 p.m. on Tuesday, 3rd December, 2002.

As at 4.00 p.m. on 3rd December, 2002, the Offeror has received valid acceptances of the Offers in respect of 136,016,572 A Shares and 148,177,954 B Shares in aggregate (representing approximately 94.1% of the disinterested A Shares and 91.6% of the disinterested B Shares respectively in issue).

The Offeror has, upon the closure of the Offers, offered to purchase all the Shares held by its concert parties at the same prices as the offer prices under the Offers and such offers have been accepted in full by the concert parties. Taking into account such acceptances, the Offeror has received acceptances in respect of not less than 90% in value of the A Shares and the B Shares respectively in issue other than those already owned by the Offeror.

Including the Shares in respect of which acceptances of the Offers have been tendered and acceptances from the concert parties, the Offeror holds 613,109,639 A Shares and 586,460,739 B Shares representing approximately 98.6% of the A Shares and 97.7% of the B Shares respectively in issue. There are 8,521,587 A Shares and 13,539,261 B Shares subject to the Compulsory Acquisition, representing approximately 1.4% of the A Shares and 2.3% of the B Shares respectively in issue.

In view of the above, the Offeror intends to exercise its rights under the provisions of the Companies Ordinance to compulsorily acquire all those A Shares and B Shares not held by the Offeror, and then proceed to withdraw the listing of the Shares from the Stock Exchange. Notices of compulsory acquisition will be sent to the holders of outstanding Shares on or around 20th December, 2002.

GHH has applied for a suspension of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Wednesday, 4th December, 2002 until completion of the compulsory acquisition. The registers of members of GHH will be closed from Thursday, 19th December, 2002 to Thursday, 26th December, 2002 (both dates inclusive).

In light of the Offeror exercising its rights of compulsory acquisition under the Companies Ordinance and the closure of the register of members of GHH, the last day to submit share transfers for Shares will be Wednesday, 18th December, 2002 (before 4:00 p.m.) and no further transfer of Shares or other documents submitted by holders of Shares shall be accepted or considered in any way to be effective after 4:00 p.m. on 18th December, 2002 (except for transfers to the Offeror).

Terms defined in the composite document dated 15th October, 2002 issued jointly by HLP and GHH ("Composite Document") in relation to the Offers have the same meanings when used in this announcement unless otherwise provided herein.

INTRODUCTION

Following the extension of offer period as announced in the joint announcement of HLP and GHH dated 19th November, 2002, the board of directors of HLP is pleased to announce that the Offers to acquire all the issued Shares (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it) have closed at 4:00 p.m. on Tuesday, 3rd December, 2002.

CLOSURE OF THE OFFERS AND LEVEL OF ACCEPTANCES

The Offers closed at 4:00 p.m. on Tuesday, 3rd December, 2002.

As at 4.00 p.m. on 3rd December, 2002, the Offeror has received valid acceptances of the Offers in respect of 136,016,572 A Shares and 148,177,954 B Shares in aggregate (representing approximately 94.1% of the disinterested A Shares and 91.6% of the disinterested B Shares respectively in issue).

The Offeror has, upon the closure of the Offers, offered to purchase all the Shares held by Cole, Platinum and Mr. Ronald Joseph Arculli, its concert parties, at the same prices as the offer prices under the Offers and such offers have been accepted in full by such concert parties. Taking into account such acceptances, the Offeror has received acceptances in respect of not less than 90% in value of the A Shares and the B Shares respectively in issue other than those already owned by the Offeror.

Including the Shares in respect of which acceptances of the Offers have been tendered and acceptances from the concert parties, the Offeror holds 613,109,639 A Shares and 586,460,739 B Shares representing approximately 98.6% of the A Shares and 97.7% of the B Shares respectively in issue. There are 8,521,587 A Shares and 13,539,261 B Shares subject to the compulsory acquisition, representing approximately 1.4% of the A Shares and 2.3% of the B Shares respectively in issue.

COMPULSORY ACQUISITION

As the Offeror has received acceptances in respect of not less than 90% in value of (1) the disinterested A Shares and the disinterested B Shares in issue for which the Offers are made and (2) the A Shares and the B Shares respectively in issue other than those already owned by the Offeror, the Offeror will exercise its rights under the provisions of the Companies Ordinance to compulsorily acquire all those Shares not held by the Offeror, and then proceed to withdraw the listing of the A Shares and the B Shares from the Stock Exchange.

Notices of compulsory acquisition will be sent to the holders of outstanding Shares on or around 20th December, 2002. Once the notices of compulsory acquisition are given, the Offeror shall be entitled and bound to acquire those Shares on the expiration of two months from the date on which such notice of compulsory acquisition is given, unless the court makes an order to the contrary upon the application of a holder of those Shares to which the notice relates.

Under the provisions of the Companies Ordinance, a holder of Shares to which the Offers relate who has not accepted the Offers may, by notice in writing addressed to the Offeror, require the Offeror to acquire those Shares. However, as the terms of the compulsory acquisition are the same as those under the Offers, it is not necessary for such holder who remains a holder of Shares on 19th December, 2002 to invoke such statutory right to put their Shares to the Offeror.

The Offeror intends to acquire all the outstanding Shares as soon as practicable. Completion of the compulsory acquisition is currently expected to take place on or about 24th February, 2003 (subject to no court order being applied for or made to the contrary), whereby all Shares not currently held by the Offeror would be acquired by the Offeror compulsorily, whether or not the Shareholders holding such outstanding Shares respond to the compulsory acquisition notices.

CLOSURE OF THE REGISTERS OF MEMBERS

In order to facilitate the compulsory acquisition, the registers of members of GHH will be closed from Thursday, 19th December, 2002 to Thursday, 26th December, 2002 (both dates inclusive). Any person wishing to present a share transfer or other document for entry into the registers of members must present such transfer or other document to GHH's share registrar, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 18th December, 2002. As the Offeror will despatch the notices of compulsory acquisition during the closure of the registers of members of GHH, no further transfer of Shares or other documents submitted by holders of Shares shall be accepted or considered in any way to be effective after 4:00 p.m. on 18th December, 2002 (except for transfers to the Offeror).

SUSPENSION AND WITHDRAWAL OF LISTING

GHH has applied for a suspension of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Wednesday, 4th December, 2002 until completion of the compulsory acquisition. GHH has also applied to the Stock Exchange for the withdrawal of the listings of the A Shares and the B Shares on the Stock Exchange, subject to and with effect from the date of completion of the compulsory acquisition.

WARNING: Shareholders are reminded that following the withdrawal of listing of the Shares, there will be no recognised market on which the Shares can be traded, although the remaining Shareholders will have the statutory right to put the Shares to the Offeror under the Companies Ordinance.

By Order of the Board	By Order of the Board
Hang Lung Properties Limited	**Grand Hotel Holdings Limited**
Terry Sze Yuen Ng	**Terry Sze Yuen Ng**
Executive Director	*Executive Director*

Hong Kong, 3rd December, 2002

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any such statement in this announcement misleading.

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME GRAND HOTEL HOLDINGS LTD. STOCK CODE 195 & 196

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) ARCULLI, RONALD JOSEPH HKID/Passport No. XA168716(3) CONTACT PHONE NO. 2281 7980

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR 04 12 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☒ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☒

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A	N/A	N/A	N/A

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A	N/A	N/A

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A	N/A	N/A

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A	N/A	N/A	N/A

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
GRAND HOTEL HOLDINGS LTD "A" SHARES	ORDINARY SHARES	171,879	0	☐	☒	04/12/2002	1.84
GRAND HOTEL HOLDINGS LTD "B" SHARES	ORDINARY SHARES	199,985	0	☐	☒	04/12/2002	0.184
HANG LUNG GROUP LTD	ORDINARY SHARES	1,089,975	1,089,975	☐	☐	/ /	
HANG LUNG PROPERTIES LTD	ORDINARY SHARES	724,346	724,346				

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A	N/A	N/A	/ /	N/A	N/A	N/A
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A	N/A	N/A	N/A	N/A

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature] Date: 10 Day 12 Month 02 Year

CF001-5/94

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st December, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : GRAND HOTEL HOLDINGS LIMITED
(Name of Company)

Esther S.M. Li   Tel No.: 2879-0365
(Name of Responsible Official)

Date : 6th January, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V   2. Preference shares :
3. Other classes of shares :   please specify : ______
4. Warrants :   please specify : ______

(B) Movement in Authorised Share Capital:

		No. of ordinary shares/ ~~[illegible]~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	10,000,000
				$80,000,000
Increase/(Decrease) (EGM approval date): ______)		Nil		
Balance at close of the month	"A" share	700,000,000	$0.10	$70,000,000
	"B" share	1,000,000,000	$0.01	$10,000,000

(C) Movement in Issued Share Capital:

		No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	"A" share	621,631,226	N/A	N/A
	"B" share	600,000,000		
Increase/(Decrease) during the month		Nil		
Balance at close of the month :	"A" share	621,631,226		
	"B" share	600,000,000		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ______ 2.______ Subscription price: HK$ ______		N/A				
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Remarks : ______________________

____

Authorised Signatory:

[signature]

Name : Esther S.M. Li

Title : Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.